Form 10-K, Exhibit 13
period 1997-12-31
RAYTHEON CO/
filed 1998-03-30
CIK 1047122

                                       1
EXHIBIT 13                                                     DRAFT - 3/3098

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS.

1997 versus 1996

          Raytheon Company reported 1997 earnings of $849 million, or $3.55 per share, not including a restructuring and special charge, on sales of $13.7 billion. For 1996, earnings were $783 million, or $3.31 per share, not including a special charge, on sales of $12.3 billion.

          For 1997, operating income increased 28 percent on an 11 percent increase in sales, before restructuring and special charges. Raytheon's 1997 results include only a partial year related to the July acquisition of the Texas Instruments' defense business (TI Defense) and less than two weeks' results related to the December merger with the defense business of Hughes Electronics Corporation (Hughes Defense). On a pro forma 1997 basis, Raytheon's revenues would have been in excess of $20 billion.

          Raytheon's 1997 net income was $527 million, or $2.20 per share, including a restructuring and special charge of $322 million. For 1996, net income was $761 million, or $3.22 per share, including a special charge of $22 million.

          The restructuring and special charge of $322 million, after tax ($495 million pre-tax), included $221 million ($340 million pre-tax) applicable to the Electronics segment, principally Raytheon Systems Company, $81 million ($125 million pre-tax) applicable to the Engineering and Construction segment, and $20 million ($30 million pre-tax) applicable to the Aircraft segment. The charge principally includes the costs of facility and office closures, employee severance costs, one-time costs from the merger with Hughes Defense and the acquisition of TI Defense, nonrecurring charges related principally to contract valuations, and the write-down of non-current assets to fair market value to recognize a permanent impairment.

          The Raytheon Systems Company provision was made in conjunction with the consolidation and reorganization of its four separate components into one structure in order to remain competitive in the defense industry. As announced on January 23, 1998, Raytheon Systems Company plans to make major changes at 26 facilities, closing 20 and partially closing six over the next two years. This will result in a planned reduction of facility space from 42 million square feet to 34 million square feet, or approximately 20 percent. In addition, Raytheon Systems Company plans to reduce employment by approximately 10 percent - or 8,700 jobs - over the next two years and 2,700 engineers will be reassigned to help fill technical positions. Raytheon Systems Company will also organize its operations to bring together the best practices and technologies from across the organization while optimizing the utilization of facilities and eliminating duplication and excess capacity.

          It was also announced on January 23, 1998, that Raytheon Engineers & Constructors (RE&C) would close or partially close 16 offices in early 1998 and reduce its workforce by approximately nine percent, or 1,000 positions. These actions come in response to RE&C's 1997 profit performance, which declined from 1996. Raytheon believes that RE&C's results were adversely affected, in part, by a slowdown in some of RE&C's served global engineering and construction markets.

          Raytheon entered 1998 with a strong backlog of $21.3 billion, including a U.S. government backlog of $12.5 billion.

The Segment Financial results are as follows:

          The Electronics segment led Raytheon's sales and earnings performance in 1997, with record sales and record operating income, not including the restructuring and special charge. Both sales and operating income were up for Raytheon Electronic Systems and Raytheon E-Systems, both of which are now part of Raytheon Systems Company, as well as for Commercial Electronics. Raytheon's 1997 results include partial results for Raytheon TI Systems, formerly TI Defense, which was acquired on July 11, 1997, for $2.95 billion in cash, subject to post-closing adjustments, and for Hughes Defense, with which Raytheon merged on December 17, 1997. The Hughes transaction was valued at $9.5 billion, subject to post-closing adjustments, comprised of approximately $5.5 billion in common stock and $4.0 billion in debt which was assumed by the merged company. These two defense businesses are now also part of Raytheon Systems Company.

          In December 1997, the company sold its Switchcraft and Semiconductor divisions, which were part of Commercial Electronics, for $183 million in cash.

          In March 1998, the company announced that it had reached an agreement to sell its European-based Raytheon Elecronic Controls business. This sale will be the last resulting from the company's strategic assessment of its appliance business, which was begun in early 1997. In February 1998, the company announced that it had entered into an agreement to sell its commercial laundry business. There can be no assurance that these sales will be consummated. In September 1997, Raytheon completed the sale of its home appliance, heating and air conditioning, and commercial cooking operations. As a result of these dispositions, the company has included the remaining operations of the Major Appliances segment within the Electronics segment in 1997.

          For 1997, Raytheon Aircraft reported record sales and record operating income, reflecting increased shipments of general aviation aircraft and contracts for services. Based in Wichita, Kansas, Raytheon Aircraft offers one of the broadest product lines in the general aviation market.

          Sales for Raytheon Engineers & Constructors were essentially flat in 1997 compared with 1996, while income was lower than 1996 due, in part, to delays in funding of new international orders and slowdowns on several turnkey projects, along with the increased expenses required to develop international opportunities, the benefits of which will not be realized until future periods.

          Sales to the U.S. Department of Defense were $4.6 billion or 34 percent of consolidated sales in 1997 versus $4.0 billion or 33 percent of consolidated sales in 1996. Total sales to the U.S. government were $6.3 billion or 46 percent of consolidated sales in 1997 versus $5.1 billion or 42 percent of consolidated sales in 1996.

          Administration and selling expenses increased to $1,095 million, or
8.0 percent of sales in 1997, from $1,021 million, or 8.3 percent of sales in 1996, due principally to the acquisition of TI Defense.

          Research and development expenses increased to $415 million, or 3.0 percent of sales in 1997, from $323 million, or 2.6 percent of sales in 1996, due principally to the acquisition of TI Defense.

          The company announced in the third quarter of 1996 that it would exit the manual-clean range market and dispose of the assets related to that operation, including its facility located in Delaware, Ohio, and recorded a $34 million pre-tax charge for this closing. The after tax effect was $22 million, or $.09 per share.

          Operating income in 1997, not including a restructuring and special charge of $495 million pre-tax, was $1,579 million, or 11.5 percent of sales versus $1,232 million, not including a special charge of $34 million pre-tax, or
10.0 percent of sales in 1996. A significant portion of the increase was due to the acquisition of TI Defense. Operating income for 1997, including the restructuring and special charge, was $1,084 million, or 7.9 percent of sales versus $1,198 million, or 9.7 percent of sales, including the special charge in 1996.

          Interest expense increased to $397 million in 1997 from $256 million in 1996. The increase was due principally to the debt financed acquisitions of TI Defense in July 1997, Chrysler Technologies and Rust Engineering in the second quarter of 1996, and higher short-term interest rates available to the company.

          Interest and dividend income decreased to $38 million in 1997 from $102 million in 1996. The 1996 amount included accrued interest on a retroactive federal income tax refund claim.

          Other income, net was $65 million in 1997 versus $39 million in 1996. The 1997 amount includes a $72 million net pre-tax gain from the sale of certain subsidiaries.

          Federal and foreign income taxes were $263 million in 1997 compared with $322 million in 1996. The 1997 effective tax rate was 33.3 percent versus
29.7 percent in 1996. The effective tax rate reflects the statutory rate of 35 percent reduced principally by Foreign Sales Corporation tax credits and incremental research and development tax credits applicable to certain government contracts, partially offset by non-deductible amortization of goodwill. The increase in the effective tax rate in 1997 from 1996 was due to accrued retroactive research and development tax credits applicable to certain government contracts recorded in 1996.

          For reasons discussed above, earnings, not including the after tax effect of the restructuring and special charge of $322 million, were $849 million in 1997 versus $783 million in 1996, not including the special charge of $22 million. Net income in 1997 was $527 million versus $761 million in 1996.

          Basic earnings per share in 1997 were $3.55, not including the restructuring and special charge of $1.35 per share versus $3.31 in 1996, not including the special charge of $.09 per share. Basic earnings per share including the restructuring and special charge were $2.20 in 1997 versus $3.22 in 1996, including the special charge.

          Basic earnings per share calculations were based on 238.9 million average shares outstanding in 1997 and 236.6 million average shares outstanding in 1996. In November 1992, the Board of Directors authorized the purchase of up to 4 million shares of the company's common stock per year over the next five years to counter the dilution due to the exercise of stock options. During 1997, outstanding shares were reduced by the repurchase of 1.7 million shares on the open market at a cost of $94 million, to offset 1.7 million shares issued due to the exercise of employee stock options. Additionally, the company issued 102.6 million shares of Class A common stock in connection with the merger with Hughes Defense. In January 1998, the Board of Directors authorized the purchase of up to 5 million shares of the company's common stock per year over the next five years to counter the dilution due to the exercise of stock options. In February 1995, the Board of Directors authorized the repurchase of up to 12 million shares of the company's common stock. There have been 9.5 million shares purchased under this authorization. In January 1998, the Board of Directors authorized the repurchase of the remaining 2.5 million shares originally authorized.

          The book value of common shares outstanding at December 31, 1997, was $30.79 as compared with $19.46 at December 31, 1996. The increase in book value is primarily attributable to the issuance of approximately $5.5 billion of Class A common stock in connection with the merger with Hughes Defense. Return on average equity was 16.8 percent in 1997, not including the restructuring and special charge versus 17.9 percent in 1996, not including the special charge.

     Backlog consisted of the following at December 31:


(In millions)                        1997           1996
---------------------------------------------------------
Electronics                        $16,302       $ 7,303
Engineering and Construction         3,239         3,565
Aircraft                             1,709         1,163
Major Appliances                        --            35
                                   -------       -------
Total backlog                      $21,250       $12,066
U.S. government-funded
   backlog included above          $12,547       $ 5,637
---------------------------------------------------------

          For the year ended December 31, 1997, cash flows from operating activities were $963 million as compared with $291 million for the year ended December 31, 1996. In 1997, funds were used for additions to property, plant and equipment of $459 million, dividends of $189 million, purchases of treasury stock of $94 million, and net payments for acquired companies of $3,087 million. Funds were provided primarily by increasing long-term debt by $2,889 million.

          In August 1997, the company issued $3.0 billion of debt securities in a public offering comprised of $500 million of notes due 2000 which have a coupon rate of 6.3 percent, $1.0 billion of notes due 2002 which have a coupon rate of 6.45 percent, $1.0 billion of notes due 2007 which have a coupon rate of
6.75 percent, and $500 million of debentures due 2027 which have a coupon rate of 7.2 percent. Neither the notes nor the debentures are redeemable prior to maturity. This financing, along with increased short-term borrowing, was used principally to fund the acquisition of TI Defense and pre-fund the merger with Hughes Defense.

          In February 1998, the company filed a shelf registration with the Securities and Exchange Commission registering the possible future issuance of up to $3.0 billion of debt and/or equity securities. In March 1998, the company issued $1.6 billion of debt off this shelf registration. Partial proceeds from the issuance were used to refinance debt assumed in connection with the merger with Hughes Defense. The company issued $500 million of notes due 2001 which have a coupon rate of 5.95 percent, $450 million of notes due 2005 which have a coupon rate of 6.3 percent, $300 million of notes due 2010 which have a coupon rate of 6.55 percent, and $350 million of debentures due 2018 which have a coupon rate of 6.75 percent. The notes due in 2001 and 2005 are not redeemable prior to maturity. The notes due in 2010 and the debentures due in 2018 are redeemable under certain circumstances. The issuance of $900 million of debt securities essentially completes the company's previously announced plans to refinance the acquisition of TI Defense and its merger with Hughes Defense. The remaining $700 million is additional refinancing of bank and commercial paper borrowings.

          Debt, net of cash and marketable securities, was $9,766 million at December 31, 1997, as compared with $3,588 million at December 31, 1996. The increase is principally due to the financing requirements of the merger with Hughes Defense and the acquisition of TI Defense, partially offset by the sale of some appliance and other non-core operations. Net debt as a percent of capital was 48.4 percent at December 31, 1997, as compared with 43.8 percent at December 31, 1996.

          Accounts receivable increased to $1,056 million at December 31, 1997, from $809 million at December 31, 1996, due principally to the merger with Hughes Defense and the acquisition of TI Defense.

          Contracts in process increased to $4,661 million at December 31, 1997, from $2,592 million at December 31, 1996, due principally to the merger with Hughes Defense and the acquisition of TI Defense.

          Property, plant and equipment, net, increased to $2,891 million at December 31, 1997, from $1,802 million at December 31, 1996, due principally to the merger with Hughes Defense and the acquisition of TI Defense.

          Other assets increased to $16,474 million at December 31, 1997, from $3,868 million at December 31, 1996, due principally to goodwill of $10,865 million arising from the merger with Hughes Defense and the acquisition of TI Defense.

          The changes in individual asset account balances noted above are due to the overall increase in the company's asset base resulting from the merger with Hughes Defense and the acquisition of TI Defense.

          Capital expenditures were $459 million in 1997 versus $406 million in 1996. Capital expenditures in 1998 are expected to be slightly above the 1997 level, primarily due to the merger with Hughes Defense and the acquisition of TI Defense.

          Dividends declared to stockholders during 1997 were $209 million versus $190 million in 1996. The quarterly dividend rate was $.20 for all quarters of 1997 and 1996.

          Total employment was approximately 119,200 at December 31, 1997, as compared with approximately 75,300 at December 31, 1996. The increase was due principally to the merger with Hughes Defense and the acquisition of TI Defense, partially offset by employee reductions in the Aircraft and Engineering and Construction segments and the sale of the home appliance, heating and air conditioning, and commercial cooking operations.

          Credit ratings for the company, based on the merger with Hughes Defense and the acquisition of TI Defense, have been established by Moody's at P-2 for short-term borrowing and Baa1 for senior debt, and by Standard and Poor's at A-2 for short-term borrowing and BBB for senior debt. Duff & Phelps has provided ratings of D-2 for short-term borrowing and BBB+ for senior debt. The company expects that its cash flow from operations and asset reductions will be sufficient to maintain investment grade credit ratings and available debt financing will be sufficient to meet any additional funding requirements in 1998.

          Lines of credit with certain commercial banks exist as sources of direct borrowing and/or as a standby facility to support the issuance of commercial paper by the company. The lines of credit were $9.0 billion and $3.5 billion at December 31, 1997 and 1996, respectively. At December 31, 1997, $3.5 billion had been borrowed under the lines of credit. During January 1998, the lines of credit were reduced to $8.0 billion. The company does not currently anticipate making future borrowings under the remaining lines of credit.

          The following discussion covering quantitative and qualitative disclosures about the company's market risk is "forward-looking" information. The company's primary market exposures are to interest rates and foreign exchange rates.

          The company meets its working capital requirements with a combination of variable rate short-term and fixed rate long-term financing. The company enters into interest rate swap agreements with commercial banks primarily to reduce the impact of changes in interest rates on short-term financing arrangements. The company also enters into foreign exchange contracts with commercial banks to minimize fluctuations in the value of payments due to international vendors and the value of foreign currency denominated receipts. The market risk sensitive instruments used by the company for hedging are transaction driven, are directly related to a particular asset, liability or transaction for which a commitment is in place, and are entered into with commercial banks.

          Financial instruments held by the company which are subject to interest rate risk include notes payable, commercial paper, long-term debt, marketable securities, long-term receivables, investments, and interest rate swap agreements. The aggregate hypothetical loss in earnings for one month of those financial instruments held by the company at December 31, 1997, which are subject to interest rate risk resulting from a hypothetical increase in interest rates of 10 percent is approximately $2 million, after tax. The hypothetical loss was determined by calculating the aggregate impact of a one month increase of 10 percent in the interest rate of each variable rate financial instrument held by the company at December 31, 1997, which is subject to interest rate risk. Fixed rate financial instruments were not evaluated as the risk exposure is not material. In March 1998, the company issued fixed rate debt securities and used the proceeds to pay down variable rate borrowings.

          The company's outstanding foreign currency forward exchange contracts include contracts to buy and/or sell British Pounds Sterling, Japanese Yen, Netherlands Guilders, German Marks, Canadian Dollars, French Francs, and Australian Dollars. All foreign exchange contracts were related to specific transactions for which a firm commitment existed, and therefore the associated market risk of the market risk sensitive instruments and the underlying firm commitments in the aggregate is not material.

          Recurring costs associated with the company's environmental compliance program are not material and are expensed as incurred. Capital expenditures in connection with environmental compliance are not material. The company is involved in various stages of investigation and cleanup relative to remediation of various sites. All appropriate costs expected to be incurred in connection therewith have been accrued at December 31, 1997. Due to the complexity of environmental laws and regulations, the varying costs and effectiveness of alternative cleanup methods and technologies, the uncertainty of insurance coverage, and the unresolved extent of the company's responsibility, it is difficult to determine the ultimate outcome of these matters. However, in the opinion of management, any additional liability will not have a material effect on the company's financial position, liquidity, or results of operations after giving effect to provisions already recorded.

          The company is in the process of conducting a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and has initiated an enterprise-wide program to resolve the issue and continues to evaluate appropriate courses of corrective action, including modification or replacement of certain systems. The total cost is not expected to have a material effect on the company's financial position or results of operations.

          The company presently believes that, with modifications to existing software and conversions to new software, the "Year 2000" issue will not pose significant operational problems for the company's computer systems. The "Year 2000" issue also creates risk for the company from unforeseen problems from third parties with whom the company deals. The company is in the process of contacting its key suppliers and other third parties to determine the possible impact on its business. There can be no assurance that their "Year 2000" solutions will be successful. Such failures of the third parties' computer systems could have a material impact on the company's ability to conduct its business.

          The company adopted the American Institute of Certified Public Accountants' Statement of Position 96-1, Environmental Remediation Liabilities, in 1997. The adoption of the standard did not have a material effect on the company's financial position or results of operations.

          The company adopted Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, in 1997. The adoption did not have a material effect on the company's financial position or results of operations.

          The company adopted Statement of Financial Accounting Standards No. 128, Earnings per Share, in the fourth quarter of 1997, which required restatement of prior year information. The adoption did not have a material effect on the company's financial position, results of operations, or earnings per share.

          In 1998, the company will adopt Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, and Statement of Financial Accounting Standards No. 132, Employer's Disclosures about Pensions and Other Post-retirement Benefits by making the appropriate disclosures.

1996 versus 1995

          Raytheon Company reported 1996 earnings of $783 million, or $3.31 per share, before a third quarter special charge of $22 million, or $.09 per share. For 1995, earnings were $787 million, or $3.24 per share, before a one-time gain of $5 million, or $.02 per share.

          Total Raytheon sales in 1996 reached $12.3 billion, with sales up in all four business segments.

          Raytheon's total backlog at the end of 1996 stood at $12.1 billion, up $1.5 billion, or 14 percent, compared with year-end 1995. The backlog increase was driven principally by a 59 percent increase in the backlog of Raytheon Engineers & Constructors at the end of 1996 compared with the end of 1995. Raytheon Engineers & Constructors ended 1996 with a record backlog of $3.6 billion.

          The company made three acquisitions in 1996: the aircraft modification and defense electronics businesses of Chrysler Technologies, the engineering and construction assets of Rust International, and the marine communication assets of Standard Radio AB of Sweden.

The Segment Financial results are as follows:

          The Electronics segment's 1996 sales and income increased over 1995's results, which included a one-time special charge. Sales and income increased at Raytheon E-Systems, reflecting inclusion of a full year of E-Systems results as well as a partial year's results for the complementary acquisition of two Chrysler Technologies defense businesses. Raytheon's Massachusetts-based defense operations experienced declines in sales and income. Excluding D.C. Heath and Xyplex, which were divested in late 1995 and early 1996, respectively, sales and income increased in Raytheon's Commercial Electronics business.

          Raytheon Aircraft, the world leader in general aviation, reported record sales and increased income for the year over 1995, which included a one-time special charge, due to increased aircraft shipments and services.

          Raytheon Engineers & Constructors, one of the largest engineering, construction, operations and maintenance firms in the world, reported record sales for the year. Although sales were higher than 1995 due primarily to increased engineering and construction effort, income was down due to the delay of higher margin international turnkey projects combined with the effects of strike-related losses at Cedarapids.

          Raytheon Appliances had record sales for the year due to increased shipments of heating and air conditioning products, refrigerators, and self-clean ranges; however, income, before the special charge, was flat due principally to competitive pressures in the retail market and increased sales promotion costs.

          Sales to the U.S. Department of Defense were $4.0 billion or 33 percent of consolidated sales in 1996 versus $4.0 billion or 34 percent of consolidated sales in 1995. Total sales to the U.S. government were $5.1 billion or 42 percent of consolidated sales in 1996 versus $4.7 billion or 40 percent of consolidated sales in 1995.

          Administration and selling expenses decreased to $1,021 million, or
8.3 percent of sales in 1996, from $1,086 million, or 9.2 percent of sales in 1995, due principally to the inclusion of a full year of E-Systems results and a partial year's results for the acquired Chrysler Technologies businesses.

          Research and development expenses increased to $323 million, or 2.6 percent of sales in 1996, from $316 million, or 2.7 percent of sales in 1995, due principally to the inclusion of a full year of E-Systems results and a partial year's results for the acquired Chrysler Technologies businesses.

          Operating income in 1996, before the special charge of $34 million pre-tax, was $1,232 million, or 10.0 percent of sales versus $1,320 million, or
11.2 percent of sales, in 1995. The 1995 operating income excludes a special charge of $125 million and nonrecurring items of $77 million. Operating income for 1996, including the special charge, was $1,198 million, or 9.7 percent of sales, while operating income for 1995, including the special charge and nonrecurring items, was $1,118 million.

          In the fourth quarter of 1995, the company recorded, in accordance with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the company's past practice, a special pre-tax charge of $125 million related principally to a provision for idle real estate of $65 million and goodwill valuation adjustments of $60 million. Of the $125 million charge, $115 million applied to the Electronics segment and $10 million applied to the Engineering and Construction segment. Raytheon also reported an additional pre-tax charge of $77 million to cost of sales related principally to provisions for inventory of $42 million and contracts of $35 million. Of the $77 million charge, $47 million applied to the Electronics segment and $30 million applied to the Aircraft segment.

          The company announced in the third quarter of 1996 that it would exit the manual-clean range market and dispose of the assets related to that operation, including its facility located in Delaware, Ohio, and recorded a $34 million pre-tax charge for this closing. The after-tax effect was $22 million, or $.09 per share.

          The company recorded in the first quarter of 1994 a restructuring provision of $250 million before tax. The restructuring was driven by the significant reductions in the defense budget and increasing commercial competition. Approximately 65 percent of the restructuring costs were attributable to the company's defense business and the remainder to its commercial business. The company completed personnel reductions of 4,400 people under this restructuring provision, including both salaried and bargaining unit employees located in Massachusetts and other states and in foreign locations. Through December 31, 1996, $249 million of restructuring costs had been incurred, of which $103 million were employee-related costs and $146 million were related principally to asset disposals and idle facilities.

          Interest expense for 1996 increased to $256 million from $197 million in 1995. The increase was due principally to the higher average debt level.

          Interest and dividend income increased to $102 million in 1996 from $26 million in 1995, due principally to accrued interest before tax on a retroactive federal income tax refund claim.

          Other income, net was $39 million in 1996 versus $244 million in 1995. The 1995 amount includes a $210 million net pre-tax gain from the sale of D.C. Heath.

          Federal and foreign income taxes were $322 million in 1996 compared with $399 million in 1995. The 1996 effective tax rate was 29.7 percent versus
33.5 percent in 1995. The effective tax rate for 1996 reflects the statutory rate of 35 percent reduced by accrued research and development tax credits and Foreign Sales Corporation tax credits, partially offset by non-deductible amortization of goodwill. The decrease in the effective tax rate in 1996 from 1995 was due to the accrued retroactive research and development tax credits applicable to certain government contracts.

          For reasons discussed above, earnings, before the special charge of $22 million, were $783 million in 1996 versus $787 million in 1995, before the one-time gain of $5 million.

          The composition of the $5 million one-time gain recorded in 1995 is as follows (in millions):

                            Pre-tax       Tax          After tax
                            ------------------------------------
Sale of D.C. Heath           $210        $(74)           $136
Special charge               (125)         44             (81)
Non-recurring charge          (77)         27             (50)
                             ----        ----            ----
                             $  8        $ (3)           $  5

          Basic earnings per share were $3.31, before the special charge of $.09 per share versus $3.24 per share in 1995, before the one-time gain of $.02 per share. Basic earnings per share, including the special charge, were $3.22 in 1996 versus $3.26 in 1995, including the one-time gain.

          Basic earnings per share calculations were based on 236.6 million average shares outstanding in 1996 and 243.0 million average shares outstanding in 1995. All share and per share amounts have been restated to reflect the two-for-one stock split in October 1995. During 1996, outstanding shares were reduced by 6.1 million shares as the result of the company's purchase of outstanding shares at a cost of $306 million, partially offset by 1.8 million shares issued upon the exercise of employee stock options.

          In November 1992, the Board of Directors authorized the purchase of up to 4 million shares of the company's common stock per year over the next five years to counter the dilution due to the exercise of stock options. During 1996,
1.8 million shares were purchased under this authorization. In February 1995, the Board of Directors authorized the repurchase of up to 12 million shares of the company's common stock. Through December 31, 1996, 9.5 million shares had been purchased under this authorization.

          The book value of common shares outstanding at December 31, 1996, was $19.46 as compared with $17.83 at December 31, 1995. Return on average equity was 17.9 percent in 1996, before the special charge versus 19.2 percent in 1995, before the one-time gain.

Backlog consisted of the following at December 31:

(In millions)                     1996           1995
----------------------------------------------------------
Electronics                     $ 7,303         $7,411
Engineering and Construction      3,565          2,240
Aircraft                          1,163            836
Major Appliances                     35             64
                                -------        -------
Total backlog                   $12,066        $10,551
U.S. government-funded
   backlog included above       $ 5,637        $ 5,142

          The Electronics backlog at December 31, 1996, included $1.1 billion related to the SIVAM contract awarded by the government of Brazil to monitor and protect the Amazon River rain forest. On March 14, 1997, the company announced that the contract had been signed by the government of Brazil and all financing agreements for the program had been finalized.

          For the year ended December 31, 1996, cash flows from operating activities were $291 million as compared with $1,175 million for the year ended December 31, 1995. In 1996, funds were used for additions to property, plant and equipment of $406 million, dividends of $190 million, purchases of treasury stock of $306 million, and net payments for acquired companies of $584 million. Funds were provided by increasing short-term debt by $1,007 million.

          In 1995, under the company's 1992 shelf registration of $500 million of debt securities and a 1995 registration of $1,500 million of debt and/or equity securities, the company issued $1,125 million of debt securities in a public offering comprised of $750 million of notes due 2005, which have a coupon rate of 6.5 percent and $375 million of debentures due 2025 which have a coupon rate of 7.375 percent. The notes are not redeemable prior to maturity, and the debentures are not redeemable prior to July 15, 2005. This financing, along with increased short-term borrowing, was used principally to fund the 1995 acquisition of E-Systems.

          Debt, net of cash and marketable securities, was $3,588 million at December 31, 1996, as compared with $2,494 million at December 31, 1995. Net debt as a percentage of capital was 43.8 percent at December 31, 1996, as compared with 36.8 percent at December 31, 1995.

          Accounts receivable decreased to $809 million at December 31, 1996, from $927 million at December 31, 1995, due principally to the sale of receivables to bank syndicates and other financial institutions.

          Contracts in process increased to $2,592 million at December 31, 1996, from $2,213 million at December 31, 1995, due principally to increased effort on major foreign turnkey projects at the Engineering and Construction segment.

          Property, plant and equipment, net, increased to $1,802 million at December 31, 1996, from $1,584 million at December 31, 1995, due to increased investment in the Aircraft segment and the acquisition of the Chrysler Technologies businesses and Rust Engineering.

          Other assets increased to $3,868 million at December 31, 1996, from $2,884 million at December 31, 1995, due principally to goodwill arising from the acquisitions of the Chrysler Technologies businesses and Rust Engineering.

          Capital expenditures were $406 million in 1996 versus $329 million in 1995. The increase was due principally to higher expenditures in the Aircraft segment.
          Dividends declared to stockholders during 1996 were $190 million versus $182 million in 1995. The quarterly dividend rate was $.20 for each quarter of 1996 versus $.1875 for each quarter of 1995.

          Total employment was approximately 75,300 at December 31, 1996, as compared with approximately 73,200 at December 31, 1995. The increase was due principally to the acquisitions of the Chrysler Technologies businesses and Rust Engineering, partially offset by reductions in the defense electronics segment and the sale of Xyplex.

FORWARD LOOKING STATEMENTS

          Statements which are not historical facts contained in this Report are forward-looking statements under the provisions of the Private Securities Litigation Reform Act of 1995. All forward looking statements involve risks and uncertainties. The company wishes to caution readers that several important factors, including those noted in the Management's Discussion and Analysis section of this Report, could affect the company's actual results and could cause its actual results in fiscal 1998 and beyond to differ materially from those expressed in any forward looking statements made by, or on behalf of, the company. Further information regarding the factors that could cause actual results to differ materially from projected results can be found in Raytheon's reports filed with the Securities and Exchange Commission, including statements under "Risk Factors" in our Consent Solicitation Statement/ Prospectus dated November 10, 1997 or "Item 1 - Business" of our Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

FIVE YEAR STATISTICAL SUMMARY
(In millions except share data)
                                           1997         1996        1995         1994         1993
------------------------------------------------------------------------------------------------------
Results of Operations
Net sales                               $13,673      $12,331      $11,804       $10,098      $ 9,334
Operating income                          1,084(1)     1,198(2)     1,118           896(4)     1,045
Interest expense                            397          256          197            49           32
Net income                                  527(1)       761(2)       792(3)        597(4)       693
=======================================================================================================
Basic earnings per share                $     2.20(1) $    3.22(2) $    3.26(3) $     2.27(4) $    2.57
Cash dividends declared per
   common share                               0.80         0.80         0.75          0.738        0.70
Average common shares outstanding
   (in thousands)                          238,915      236,600      243,030        263,103     269,567
-------------------------------------------------------------------------------------------------------
Financial Position at Year-End(5)
-------------------------------------------------------------------------------------------------------
Current assets                          $ 9,233      $ 5,528      $ 5,187       $ 4,893      $ 4,525
Property, plant and equipment, net        2,891        1,802        1,584         1,361        1,422
Total assets                             28,598       11,198        9,907         7,448        7,297
Current liabilities                      11,886        4,692        3,690         3,283        2,796
Long-term debt                            4,406        1,500        1,488            25           24
Total debt                               10,062        3,727        2,704         1,058          898
Stockholders' equity                     10,425        4,598        4,292         3,928        4,298
--------------------------------------------------------------------------------------------------------
General Statistics
--------------------------------------------------------------------------------------------------------
Total backlog                          $ 21,250      $12,066      $10,551       $ 8,070      $ 7,757
U.S. government-funded backlog
   (included above)                      12,547        5,637        5,142         3,641        4,519
Capital expenditures                        459          406          329           267          256
Depreciation and amortization               457          369          371           304          296
Total number of employees (actual)      119,200       75,300       73,200        60,200       63,800
---------------------------------------------------------------------------------------------------------

(1) Includes restructuring and special charge of $495 million pre-tax, $322 million after tax, or $1.35 per share.

(2) Includes special charge of $34 million pre-tax, $22 million after tax, or $.09 per share.

(3) Includes one-time gain of $8 million pre-tax, $5 million after tax, or $.02 per share.

(4) Includes restructuring charge of $250 million pre-tax, $162 million after tax, or $.61 per share.

(5) Certain prior year amounts have been reclassified to conform with the current year presentation.

Note: In December 1997, the company issued 102.6 million shares of Class A common stock and converted each share of Raytheon common stock into one share of Class B common stock, in connection with the merger with Hughes Defense. All share and per share amounts have been restated to reflect the two-for-one stock split in October 1995.

Raytheon Company and Subsidiaries Consolidated

BALANCE SHEETS

(In millions except                   December 31, 1997    December 31, 1996
    share amounts)
-------------------------------------------------------------------------------
Assets
-------------------------------------------------------------------------------
Current assets
   Cash and marketable
     securities (notes A and D)            $  296                  $   139
   Accounts receivable, less allowance
      for doubtful accounts of $22 in
         1997 and $20 in 1996               1,056                      809
   Federal and foreign income taxes,
     including deferred (notes A and K)     1,244                      318
   Contracts in process (notes A and E)     4,661                    2,592
   Inventories (notes A and F)              1,837                    1,591
   Prepaid expenses                           139                       79
                                           ------                   ------
     Total current assets                   9,233                    5,528

Property, plant and equipment, net
   (notes A and G)                          2,891                    1,802
Other assets (notes A and H)               16,474                    3,868
----------------------------------------------------------------------------
     Total assets                         $28,598                  $11,198
============================================================================

                                       15
Liabilities and Stockholders' Equity

Current liabilities
   Notes payable and current portion of
     long-term debt (notes I and J)          $ 5,656                  $ 2,227
 Payments, less contracts
     in process of $420 in 1997
     and $803 in 1996                            525                      341
   Accounts payable                            1,845                    1,126
   Accrued salaries and wages                    680                      273
   Other accrued expenses (notes B and C)      3,180                      725
                                             ----------------------------------
     Total current liabilities                11,886                    4,692

Accrued retiree benefits (note N)              1,095                      250
Income taxes, including deferred
   (notes A and K)                               786                      158
Long-term debt (note J)                        4,406                    1,500
Commitments and contingencies (note L)

Stockholders' equity (note R)
   Preferred stock, $.01 par value
     Authorized: 200,000,000 shares
     Outstanding: none in 1997 and 1996
   Class A common stock, par value $.01 per share
     Authorized: 450,000,000 shares
     Outstanding: 102,630,000 shares in
       1997 and none in 1996                        1
   Class B common stock, par value $.01 per share
     Authorized: 1,000,000,000 shares
     Outstanding: 235,935,000 shares in 1997
       and 236,250,000 shares in 1996
       after deducting no treasury shares
       in 1997 and 69,124,000 treasury shares
       in 1996 (note M)                              2                      236
   Additional paid-in capital                    6,151                      308
   Equity adjustments (note A)                     (23)                     (12)
   Retained earnings                             4,294                    4,066
--------------------------------------------------------------------------------
     Total stockholders' equity                 10,425                    4,598
--------------------------------------------------------------------------------
         Total liabilities and
           stockholders' equity                $28,598                  $11,198
================================================================================
The accompanying notes are an integral part of the financial statements.

Raytheon Company and Subsidiaries Consolidated
STATEMENTS OF INCOME

(In millions except per share amounts)
              Years Ended December 31:        1997            1996           1995
--------------------------------------------------------------------------------------
Net sales (note A)                         $13,673         $12,331         $11,804
--------------------------------------------------------------------------------------
Cost of sales                               10,584           9,755           9,159
Administrative and selling expenses          1,095           1,021           1,086
Research and development expenses (note A)     415             323             316
Restructuring and special charges (note C)     495              34             125
--------------------------------------------------------------------------------------
     Total operating expenses               12,589          11,133          10,686
--------------------------------------------------------------------------------------
Operating income                             1,084           1,198           1,118
--------------------------------------------------------------------------------------
Interest expense                               397             256             197
Interest and dividend income                   (38)           (102)            (26)
Other income, net (note C)                     (65)            (39)           (244)
--------------------------------------------------------------------------------------
Non-operating expense (income), net            294             115             (73)
--------------------------------------------------------------------------------------

Income before taxes                            790           1,083           1,191
Federal and foreign income taxes
   (notes A and K)                             263             322             399
--------------------------------------------------------------------------------------
Net income                                 $   527         $   761       $     792
======================================================================================
Earnings per share (note R)
   Basic                                       $2.20           $3.22           $3.26
   Diluted                                     $2.18           $3.17           $3.23
--------------------------------------------------------------------------------------
The accompanying notes are an integral part of the financial statements.

Raytheon Company and Subsidiaries Consolidated

STATEMENTS OF STOCKHOLDERS' EQUITY

(In millions except
   per share amounts)            Common Stock        Additional      Equity      Retained
Years Ended December 31,    Class A     Class B    Paid-in Capital  Adjustments  Earnings
   1997, 1996, and 1995:
-----------------------------------------------------------------------------------------
Balance at December 31, 1994            $247       $   209            $ (9)       $3,482
Net income                                                                           792
Dividends declared--
   $.75 per share                                                                   (182)
Proceeds under common
   stock plans                             2            65
Treasury shares purchased                 (8)           (8)                         (305)
Treasury shares received on
   exercise of stock options                            (7)
Foreign exchange translation
   adjustments                                                          10
SFAS No. 115 unrealized valuation
   adjustment                                                            3
SFAS No. 87 pension adjustment                                           1
-----------------------------------------------------------------------------------------
Balance at December 31, 1995             241           259               5         3,787
Net income                                                                           761
Dividends declared--
   $.80 per share                                                                   (190)
Proceeds under common
   stock plans                             1           64
Treasury shares purchased                 (6)          (7)                          (292)
Treasury shares received
   on exercise of stock options                        (8)
Foreign exchange translation
   adjustments                                                          (3)
SFAS No. 115 unrealized valuation
    adjustment                                                         (15)
SFAS No. 87 pension adjustment                                           1
-----------------------------------------------------------------------------------------
Balance at December 31, 1996             236           308             (12)        4,066
Net income                                                                           527
Dividends declared--
   $.80 per share                                                                  (209)
Common stock plan activity                 2           172
Treasury shares purchased                 (2)           (2)                         (90)
Treasury shares received on
   exercise of stock options                           (21)
Reduction of par value                  (234)          234
Issuance of Class A
   Common Stock               $1                     5,460
Foreign exchange translation
   adjustments                                                         (32)
SFAS No. 115 unrealized valuation
   adjustment                                                           26
SFAS No. 87 pension adjustment                                          (5)
-----------------------------------------------------------------------------------------
Balance at December 31, 1997  $1        $  2        $6,151          $  (23)       $4,294
=========================================================================================

The accompanying notes are an integral part of the financial statements.

Raytheon Company and Subsidiaries Consolidated
STATEMENTS OF CASH FLOWS

(In millions)         Years Ended December 31:       1997     1996      1995
--------------------------------------------------------------------------------
Cash flows from operating activities
   Net income                                      $  527     $ 761    $  792
   Adjustments to reconcile net income
   to net cash provided by operating
   activities, net of the effect of
   acquired companies
     Depreciation and amortization                    457       369       371
     Net gain on sale of operating units              (72)       --      (210)
     Gain on sale of an investment                     --        --       (29)
     Sale of receivables                            1,752     1,209     1,081
     Increase in accounts receivable               (1,519)     (994)     (964)
     (Increase) decrease in contracts in process     (585)     (581)      174
     Decrease (increase) in inventories                54       (38)       45
     Decrease (increase) in long term receivables      43       (57)      (11)
     Decrease in advance payments                     (49)      (45)     (217)
     Increase in accounts payable                     128        49        37
     Net change in federal and
        foreign income taxes                          130        47        83
     Increase (decrease) in other
        current liabilities                            83      (374)       81
     Other adjustments, net                            14       (55)      (58)
-------------------------------------------------------------------------------
Net cash provided by operating activities             963       291     1,175
--------------------------------------------------------------------------------
Cash flows from investing activities
   Additions to property, plant and equipment        (459)     (406)     (329)
   Disposals of property, plant and equipment          69        16        62
   Increase in other assets                           (84)      (31)     (174)
   Payment for purchase of acquired companies,
      net of cash received                         (3,087)     (584)   (2,341)
   Proceeds from sale of operating units
      and investments                                 705        67       459
--------------------------------------------------------------------------------
Net cash used in investing activities              (2,856)     (938)   (2,323)
--------------------------------------------------------------------------------
Cash flows from financing activities
   Dividends                                         (189)     (190)     (182)
   (Decrease) increase in short-term debt            (597)    1,007       140
   Increase in long-term debt                       2,889         4     1,463
   Purchase of treasury shares                        (94)     (306)     (320)
   Proceeds under common stock plans                   44        57        59
   All other, net                                      --         3        (5)
--------------------------------------------------------------------------------
Net cash provided by financing
   activities                                       2,053       575     1,155
--------------------------------------------------------------------------------
Effect of foreign exchange rates on cash               (1)       --         1
--------------------------------------------------------------------------------
Net increase (decrease) in cash
   and cash equivalents                               159       (72)        8
Cash and cash equivalents at beginning of year        137       209       201
--------------------------------------------------------------------------------
Cash and cash equivalents at end of year           $  296     $ 137    $  209
================================================================================

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

Note A: Accounting Policies

Principles of Consolidation

         The consolidated financial statements include the accounts of the parent company and all domestic and foreign subsidiary companies. The books of the parent and all subsidiaries are maintained on a calendar year basis. All material intercompany transactions have been eliminated. Certain amounts in the 1996 and 1995 financial statements and notes have been reclassified to conform with the 1997 presentation.

Cash Equivalents and Marketable Securities

         Cash and cash equivalents include only cash and short-term, highly liquid investments (those with original maturities of 90 days or less when purchased).

         Cash equivalents and marketable securities are valued in accordance with the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS No. 115). Dividends are recorded as income when declared.

Contracts in Process

          Sales under long-term contracts are primarily recorded under the percentage of completion method, wherein costs and estimated gross margin are recorded as sales as the work is performed. Costs include direct engineering and manufacturing costs, applicable overheads, and special tooling and test equipment. Estimated gross margin provides for the recovery of allocable research, development (including bid proposal), marketing, and administration costs, and for accrued income. Accrued income is based on the percentage of estimated total income that incurred costs to date bear to estimated total costs after giving effect to the most recent estimates of cost and funding at completion. When appropriate, increased funding is assumed based on expected adjustments of contract prices for increased scope and other changes ordered by the customer. Some contracts contain incentive provisions based upon performance in relation to established targets to which applicable recognition has been given in the contract estimates. Since many contracts extend over a long period of time, revisions in cost and funding estimates during the progress of work have the effect of adjusting in the current period earnings applicable to performance in prior periods. When the current contract estimate indicates a loss, provision is made for the total anticipated loss. In accordance with these practices, contracts in process are stated at cost plus estimated profit but not in excess of realizable value.

          Sales under certain fixed price contracts are recorded as products are shipped or services are rendered.

Inventories

         Aircraft inventories at Raytheon Aircraft, except finished goods, are stated at the lower of cost (principally last-in, first-out) or market. Work in process is stated at total cost incurred reduced by estimated costs of units delivered.

         All other inventories are stated at cost (principally first-in, first-out or average cost) but not in excess of net realizable value.

Research and Development Expenses

         Research and development expenditures for company-sponsored projects are expensed as incurred.

Property, Plant and Equipment

         Property, plant and equipment are stated at cost. Betterments and major renewals are capitalized and included in property, plant and equipment accounts while expenditures for maintenance and repairs and minor renewals are charged to expense. When assets are retired or otherwise disposed of, the assets and related allowances for depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in income.

          Provisions for depreciation are computed generally on the sum-of-the-years-digits method, except for certain operations, which use the straight-line or declining-balance method. Depreciation provisions are based on estimated useful lives: buildings--20 to 45 years, machinery and equipment, including production tooling--3 to 10 years, and equipment leased to others--5 to 10 years. Leasehold improvements are amortized over the lesser of the remaining life of the lease or the estimated useful life of the improvement.

Excess of Cost Over Net Assets of Acquired Companies

         The excess of cost over net assets acquired is amortized on the straight-line method over its estimated useful life but not in excess of 40 years. The company evaluates the possible impairment of goodwill at each reporting period based on the undiscounted projected cash flows of the related business unit.

Investments

         Investments, which are included in Other Assets, include equity ownership of 20 percent to 50 percent in affiliated companies and of less than 20 percent in other companies. Investments in affiliated companies are accounted for under the equity method, wherein the company's share of earnings and income taxes applicable to the assumed distribution of such earnings are included in net income. Other investments are stated at the lower of cost or fair market value and certain available for sale investments are accounted for in accordance with the provisions of SFAS No. 115.

                                       21
Commissions

         The company pays commissions to sales representatives, distributors, and agents under various arrangements in return for services rendered in connection with obtaining orders. Such commissions are charged to income as related sales are recorded and, for income statement purposes, are applied as a reduction of sales. In some cases, payment of such commissions is made upon the company's receipt of advance payments under the related contracts or in accordance with schedules contained in the contracts governing commissions, and such amounts are applied as a reduction of advance payments received. Sales have been reduced by $31 million, $30 million, and $37 million in 1997, 1996, and 1995, respectively, for commission expense.

Federal and Foreign Income Taxes

          The company and its domestic subsidiaries provide for federal income taxes on pre-tax accounting income at rates in effect under existing tax law. The recovery of foreign tax credits related to foreign contracts, Foreign Sales Corporation (FSC) tax benefits, and other tax credits are recorded on a flow-through basis. Foreign subsidiaries have recorded provisions for income taxes at applicable foreign tax rates in a similar manner.

Lease Accounting

         Revenue from certain qualifying non-cancelable aircraft lease contracts are accounted for as sales-type leases wherein the present values of all payments, net of executory costs, are recorded currently as revenue, and the related costs of the aircraft are charged to cost of sales. Associated interest, using the interest method, is recorded over the term of the lease agreements. All other leases for aircraft are accounted for under the operating method wherein revenue is recorded as earned over the rental aircraft lives. Service revenue is recognized ratably over contractual periods or as services are performed.

Pension Cost

         The company and its subsidiaries have several pension and retirement plans covering the majority of employees, including certain employees in foreign countries.

         Annual charges to income are made for costs of the plans, including current service costs, interest on projected benefit obligations, and net amortization and deferral [unrecognized net obligation (asset) at transition, unrecognized prior service costs, and actuarial net gains or losses], increased or reduced by the return on assets. Unfunded accumulated benefit obligations are accounted for as a long-term liability on the balance sheet. It is the company's policy to fund annually those pension costs which are calculated in accordance with Internal Revenue Service regulations and standards issued by the Cost Accounting Standards Board.

Translation of Foreign Currencies

         Assets and liabilities of foreign subsidiaries are translated at current exchange rates, and the effects of these translation adjustments are reported as a component of equity adjustments in stockholders' equity. The balance at December 31, 1997, 1996, and 1995 was ($28 million), $4 million, and $7 million, respectively. Foreign exchange transaction gains and losses in 1997, 1996, and 1995 were not material.

Employee Stock Plans

          Proceeds from the exercise of stock options under employee stock plans are credited to common stock at par value, and the excess of the stock option price over par value is credited to additional paid-in capital. There are no charges or credits to income for stock options. The market value at the date of award of restricted stock is credited to common stock at par value, and the excess is credited to additional paid-in capital. The market value is also charged to income as compensation expense over the vesting period. Income tax benefits arising from restricted stock transactions, employees' premature disposition of stock option shares, and exercise of nonqualified stock options are credited to additional paid-in capital.

        The company adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123) in 1996. The standard defines a fair value based method of accounting for employee stock options. The pro forma net income and earnings per share effect of the fair value based accounting is disclosed in the notes to the financial statements.

Interest Rate and Foreign Currency Interest Rate Swap
Agreements and Foreign Exchange Contracts

          The company meets its working capital requirements with a combination of variable rate short-term and fixed rate long-term financing. The company enters into interest rate swap agreements with commercial banks primarily to reduce the impact of changes in interest rates on short-term financing arrangements. Interest rate swaps are used to provide purchasers of the company's products with fixed financing terms over extended time periods. Cross-currency interest rates swaps have allowed the company's foreign subsidiaries to meet borrowing needs at lower interest rates compared to local borrowing. Settlement accounting is used for interest rate swaps. The company also enters into foreign exchange contracts to minimize fluctuations in the value of payments due to international vendors and the value of foreign currency denominated receipts. The hedges used by the company are transaction driven and are directly related to a particular asset, liability or transaction for which a commitment is in place. Hedge accounting is used for foreign exchange contracts. Unrealized gains and losses are classified in the same manner as the item being hedged and are recognized in income when the transaction is complete. Interest rate swap agreements and foreign exchange contracts are held to maturity and no exchange traded or over-the-counter instruments have been purchased. Cash flows are recognized in the statement of cash flows in the same category as the related item. The impact on the financial position and results of operations from likely changes in foreign exchange rates and interest rates is not material due to the minimizing of risk through the hedging of transactions related to specific assets, liabilities, or commitments.

Risks and Uncertainties

         Companies, such as Raytheon, which are engaged in supplying defense-related equipment to the government, are subject to certain business risks peculiar to that industry. Sales to the government may be affected by changes in procurement policies, budget considerations, changing concepts of national defense, political developments abroad, and other factors. As a result of the 1985 Balanced Budget and Emergency Deficit Reduction Control Act, the federal deficit, and changing world order conditions, Department of Defense
(DoD) budgets have been subject to increasing pressure resulting in an uncertainty as to the future effects of DoD budget cuts. Raytheon has, nonetheless, maintained a solid foundation of defense systems which meet the needs of the United States and its allies, as well as servicing a broad government program base and range of commercial electronics businesses. These factors lead management to believe that there is high probability of continuation of Raytheon's current major defense programs.

          The company provides long-term financing principally to its aircraft customers. The company sells receivables, including appliance, general and commuter aviation eligible long-term receivables and eligible engineering and construction and appliance short-term receivables to a bank syndicate and other financial institutions. The banks have recourse against the company, at varying percentages, depending on the character of the receivables sold. The underlying aircraft serve as collateral for the aircraft receivables, and the future resale value of the aircraft is an important consideration in the transaction. Based on the company's experience to date with resale activities and pricing, management believes that any liability arising from these transactions will not have a material effect on the company's financial position, liquidity, or results of operations.

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Note B: Acquisitions and Divestitures

          The company acquired the Texas Instruments' defense business (TI Defense) in July 1997 and merged with the defense business of Hughes Electronics Corporation (Hughes Defense) in December 1997. The company also acquired E-Systems in May 1995.

          The following unaudited pro forma financial information combines the results of operations of: Raytheon and Hughes Defense as if the merger had taken place on January 1, 1997 and January 1, 1996, Raytheon and TI Defense as if the acquisition had taken place on January 1, 1997 and January 1, 1996, and Raytheon and E-Systems as if the acquisition had taken place on January 1, 1995.

(In millions except
   per share amounts)          1997        1996         1995
---------------------------------------------------------------
Net sales                     $21,359     $20,514      $12,397
Net income                        564         917          794
Basic earnings per share         1.67        2.70         3.27
Diluted earnings per share       1.66        2.68         3.24
---------------------------------------------------------------

          The pro forma results are not necessarily indicative of what the results of operations would have been if the transactions had occurred on the applicable dates indicated, do not reflect the cost and revenue synergies expected to be realized, and are not intended to be indicative of future results of operations.

          The Hughes transaction was valued at $9.5 billion, subject to post-closing adjustments, comprised of approximately $5.5 billion in common stock and $4.0 billion in debt, which was assumed by the merged company. TI Defense was acquired for $2.95 billion in cash, subject to post-closing adjustments. The assets acquired and liabilities assumed in connection with these two transactions have been included in the financial statements based on preliminary estimates of fair value and may be revised as additional information becomes available. As a result, the financial information included in the company's financial statements is subject to adjustment from subsequent revisions in estimates of fair value, if any are necessary.

          Assets acquired in conjunction with the merger with Hughes Defense include contracts in process of $1,820 million, inventories of $408 million, other current assets of $337 million, property, plant and equipment of $942 million, and other assets of $1,776 million (primarily pension related). Liabilities assumed include debt of $4,033 million, current liabilities of $2,659 million and long-term liabilities of $961 million. Goodwill resulting from the preliminary estimates of fair value associated with this transaction was $7,950 million.

          Assets acquired in conjunction with the acquisition of TI Defense include accounts receivable of $229 million, inventories of $223 million, other current assets of $126 million, and property, plant and equipment of $306 million. Liabilities assumed include current liabilities of $598 million and long-term liabilities of $147 million. Goodwill resulting from the preliminary estimates of fair value associated with this transaction was $2,915 million.

          In connection with the company's consolidation and organization of its defense and electronics unit, a $300 million restructuring accrual was recorded as an adjustment to the liabilities assumed in connection with the acquisition of TI Defense and the merger with Hughes Defense. The accrual includes $98 million for the costs of facility and office closures and $202 million for employee severance costs (covering approximately 6,650 employees).

          The company has included in its consolidated results of operations the acquisitions, under the purchase method of accounting, of the following companies: the aircraft modification and defense electronics businesses of Chrysler Technologies (from June 1996), the engineering and construction assets of Rust International (from June 1996), and the marine communication assets of Standard Radio AB of Sweden (from June 1996). The cash paid for the acquisitions, net of cash acquired, was $584 million. No pro forma results have been presented since they would not be material to the consolidated results.

          In September 1997, the company sold the home appliance, heating and air conditioning and commercial cooking operation of its Appliance Group. In December 1997, the company sold its Switchcraft and Semiconductor divisions. Total proceeds from these dispositions were $705 million. In April 1996, the company sold Xyplex, its data networking subsidiary, for $118 million in cash and securities.

Note C:  Restructuring and Special Items

          The company announced in the first quarter of 1998, the consolidation and organization of its defense and electronics unit. At the same time, the company announced a consolidation of operations at Raytheon Engineers & Constructors. A $495 million pre-tax restructuring and special charge ($322 million after tax) was recorded in the fourth quarter of 1997 in connection with these actions. The restructuring charge of $295 million includes $220 million related to the Electronics segment, and $75 million related to the Engineering and Construction segment consisting of $72 million for the costs of facility and office closures and $148 million for employee severance costs (covering approximately 5,150 employees). The special charge of $200 million includes $120 million related to the Electronics segment, $50 million related to the Engineering and Construction segment, and $30 million related to the Aircraft segment consisting of $46 million for one-time costs from the merger with Hughes Defense and the acquisition of TI Defense, $67 million for nonrecurring charges related principally to contract valuations, and $87 million for the write-down of non-current assets to fair market value to recognize a permanent impairment. For 1997, earnings, basic earnings per share, and diluted earnings per share were $849 million, $3.55, and $3.51 respectively, excluding the restructuring and special charge.

          The company announced in the third quarter of 1996 that it would exit the manual-clean range market and dispose of the assets related to that operation, including its facility located in Delaware, Ohio, and recorded a $34 million pre-tax charge ($22 million after tax) for this closing. For 1996, earnings, basic earnings per share, and diluted earnings per share were $783 million, $3.31, and $3.26 respectively, excluding the special charge.

          The company recorded in the fourth quarter of 1995 a net pre-tax gain of $210 million from the sale of D.C. Heath, its educational publishing unit. The company adopted statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of, in the fourth quarter of 1995 which resulted in a $125 million pre-tax special charge ($81 million after tax) related to specific assets, liabilities, or commitments, and non-recurring charges of $77 million, related principally to inventory and contract valuations. These transactions combined resulted in a $5 million after tax one-time gain. For 1995, earnings, basic earnings per share, and diluted earnings per share were $787 million, $3.24, and $3.21 respectively, excluding the one-time gain.

Note D: Cash and Marketable Securities

(In millions)       Cash and marketable securities consisted of
                         the following at December 31:

                             1997            1996
-----------------------------------------------------------------
Cash and cash equivalents   $ 296          $ 137
Marketable securities          --              2
                            -----          -----
                            $ 296          $ 139
=================================================================

         Under the company's cash management program, checks and amounts in transit are not considered reductions of cash or accounts payable until presented to the appropriate banks for payment. At December 31, 1997 and 1996, checks and amounts in transit were $290 million and $178 million, respectively.

Note E: Contracts in Process

(In millions)                Contracts in process consisted of the following at
                                              December 31, 1997

                                  Cost Type  Fixed Price Type    Total
--------------------------------------------------------------------------------
U.S. government end-use contracts
     Billed                       $ 534        $  400           $  934
     Unbilled                       404         3,658            4,062
     Less progress payments          --         1,968            1,968
--------------------------------------------------------------------------------
        Total                       938         2,090           $3,028
--------------------------------------------------------------------------------
Other customers
     Billed                          70           321              391
     Unbilled                       210         1,308            1,518
     Less progress payments          --           276              276
--------------------------------------------------------------------------------
        Total                       280         1,353            1,633
--------------------------------------------------------------------------------
                                 $1,218        $3,433           $4,661
================================================================================
(In millions)         Contracts in process consisted of the following at
                                             December 31, 1996

                                  Cost Type  Fixed Price Type    Total
--------------------------------------------------------------------------------
U.S. government end-use contracts
     Billed                       $ 206        $  140           $  346
     Unbilled                       349         1,813            2,162
     Less progress payments          --         1,069            1,069
--------------------------------------------------------------------------------
        Total                       555           884            1,439
--------------------------------------------------------------------------------
Other customers
     Billed                          63           164              227
     Unbilled                       124         1,265            1,389
     Less progress payments          --           463              463
--------------------------------------------------------------------------------
        Total                       187           966            1,153
--------------------------------------------------------------------------------
                                  $ 742        $1,850           $2,592
================================================================================

         The U.S. government has a security title to unbilled amounts associated with contracts that provide for progress payments.

          Unbilled amounts are primarily recorded on the percentage of completion method and are recoverable from the customer upon shipment of the product, presentation of billings, or completion of the contract. It is anticipated that substantially all of these unbilled amounts, net of progress payments, will be collected during 1998.

         Billed and unbilled contracts in process include retentions arising from contractual provisions. At December 31, 1997, retentions amounted to $256 million and are anticipated to be collected as follows: 1998--$107 million, 1999--$72 million, and the balance thereafter.

Note F: Inventories

(In millions)      Inventories consisted of the following
                    at December 31:  1997           1996
----------------------------------------------------------
Finished goods                     $  314        $  617
Work in process                     1,340           702
Materials and purchased parts         509           482
Excess of current cost over
   LIFO values                       (154)         (158)
----------------------------------------------------------
                                    2,009         1,643
Less progress payments                172            52
----------------------------------------------------------
                                   $1,837        $1,591
==========================================================

         Included in inventories at December 31, 1997, are amounts related to certain fixed price contracts under which sales are recorded as products are shipped. The inventory values from which the excess of current cost over LIFO values are deductible were $504 million and $424 million at December 31, 1997 and 1996, respectively.

Note G: Property, Plant and Equipment

(In millions)   Property, plant and equipment
                  consisted of the following at
                               December 31:

                                       1997      1996
------------------------------------------------------------
Land                              $   78       $   66
Buildings and leasehold
     improvements                  1,754        1,274
Machinery and equipment            3,299        3,077
Equipment leased to others           119           73
------------------------------------------------------------
                                   5,250        4,490
Less accumulated depreciation
     and amortization              2,359        2,688
------------------------------------------------------------
                                  $2,891       $1,802
============================================================

         Accumulated amortization of equipment leased to others was $8 million and $6 million at December 31, 1997 and 1996, respectively.

         Future minimum lease payments due to the company from non-cancelable aircraft operating leases, which extend to 2012, amounted to $52 million.

         At December 31, 1997, these payments were due as follows:

(In millions)
                  1998         14
                  1999          9
                  2000          8
                  2001          8
                  2002          5
               Thereafter       8

Note H: Other Assets

(In millions)       Other assets consisted of the following
                             at December 31:

                                        1997      1996
-------------------------------------------------------------
Long-term receivables
   Due from customers in
     installments to 2012           $   148     $  176
   Sales-type leases, due
     in installments to 2015             27         22
   Other, principally due
     through 2009                        42         31
Investments                             372        251
Prepaid pension and other noncurrent
    assets                            2,049        321
Excess of cost over net assets of
   acquired companies (net of
   accumulated amortization of
   $308 million and $184 million
   at December 31, 1997 and 1996,
   respectively)                     13,836      3,067
-------------------------------------------------------------
                                    $16,474     $3,868
=============================================================

          Long-term receivables and sales-type leases due from customers of $175 million and $198 million at December 31, 1997 and 1996, respectively, included commuter airline receivables of $63 million and $116 million, respectively. Since it is the company's policy to have the aircraft serve as collateral for the commuter airline receivables, management does not expect to incur any material losses against the net book value of the long-term receivables. The company sold receivables, including appliance, general and commuter aviation eligible long-term receivables and eligible engineering and construction and appliance short-term receivables to a bank syndicate and other financial institutions.

          The interest rate on general and commuter aviation receivables is LIBOR plus .525 percent, on warehousing receivables is the prime rate (8.5 percent at December 31, 1997), and on trade receivables is the commercial paper rate of specific bank related finance companies plus .27 percent to .30 percent.

          The interest rates are adjusted based on the company's debt rating. The banks have a first priority claim on all proceeds, including the underlying equipment and any insurance proceeds, and have recourse against the company, at varying percentages, depending upon the character of the receivables sold. The balance of receivables sold to banks or financial institutions outstanding at December 31, 1997 and 1996, was $2,909 million and $2,494 million, respectively, of which 1997 net proceeds of $445 million included $502 million for commuter and general aviation aircraft.

         The company adopted Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, in 1997. The adoption did not have a material effect on the company's financial position or results of operations.

Note I: Notes Payable

(In millions)               Notes payable consisted of the
                               following at December 31:

                                         1997       1996
-----------------------------------------------------------
Notes payable                          $3,641    $   63
Commercial paper                        2,010     2,156
Weighted average interest rate
   Average notes payable                6.37%      6.51%
   Average commercial paper             6.11%      5.40%
   Notes payable at December 31         6.30%      5.11%
   Commercial paper at December 31      6.46%      5.53%

Aggregate borrowings outstanding
     Maximum month-end balance         $5,744     $3,136
     Average during the year           $3,472     $2,890
-----------------------------------------------------------

          Credit lines or commitments with banks were maintained by subsidiary companies amounting to $252 million and $188 million in 1997 and 1996, respectively. Compensating balance arrangements are not material. In addition, lines of credit with certain commercial banks exist as sources of direct borrowing and/or as a standby facility to support the issuance of commercial paper by the company. The lines of credit were $9.0 billion and $3.5 billion at December 31, 1997 and 1996, respectively. At December 31, 1997, $3.5 billion had been borrowed under the lines of credit. Total interest payments were $295 million, $257 million, and $160 million for 1997, 1996, and 1995, respectively.

Note J: Long-term Debt

(In millions)    Long-term debt consisted of the following at
                     December 31:
                                         1997        1996
-----------------------------------------------------------
3 year 6.3% notes due 2000, not
  redeemable prior to maturity         $  498      $   --
5 year 6.45% notes due 2002, not
  redeemable prior to maturity            975          --
10 year 6.5% notes due 2005, not
  redeemable prior to maturity            733         730
10 year 6.75% notes due 2007, not
  redeemable prior to maturity            957          --
30 year 7.375% debentures due
   2025, redeemable after
   July 15, 2005                          362         362
30 year 7.2% debentures due
  2027, not redeemable prior to
  maturity                                464          --
Commercial paper backed by 5 year
   fixed for variable interest rate
   swap at 6.40%                          375         375
Notes (including $16 million and
  $19 million at December 31,
  1997 and 1996, respectively,             47          41
  of mortgage notes and industrial
  revenue bonds), interest in the
  range of .1% to 11.01% in
  installments, maturing at various
  dates from 1999 to 2006
Less installments due within one year       5           8
------------------------------------------------------------
                                       $4,406      $1,500
============================================================

The aggregate amounts of installments due for the next five years are:
------------------------------------------------------------
(In millions)

     1998  $    5
     1999      11
     2000     880
     2001       5
     2002   1,005

          Interest expense on long-term debt was $190 million, $103 million, and $52 million for 1997, 1996 and 1995, respectively.

         Commercial paper in the amount of $375 million has been classified as long-term due to company borrowings of that amount which are supported by a 5 year Syndicated Bank Credit Agreement combined with a 5 year fixed for variable interest rate swap.

          In 1997, the company issued $500 million of 7.20 percent debentures due in 2027, $1,000 million of 6.75 percent notes due in 2007, $1,000 million of
6.45 percent notes due in 2002, and $500 million of 6.30 percent notes due in 2000. The proceeds from these issues were used for acquisition financing.

          In 1995, the company issued $375 million of 7.375 percent debentures due in 2025, redeemable after ten years, and $750 million of 6.50 percent notes due in 2005. The proceeds from these issues were used for acquisition financing.

          The principal amounts of debt were reduced by debt issue discounts and interest rate hedging costs of $42 million and $105 million, on the date of issuance, and are reflected as follows at:

 (In millions)               December 31, 1997   December 31, 1996
------------------------------------------------------------------
Principal                     $4,125                $1,125
Unamortized issue discounts      (38)                  (17)
Unamortized interest rate
   hedging costs                 (98)                  (16)
--------------------------------------------------------------
Net debt                      $3,989                $1,092
==============================================================

          The company has bank agreement covenants. The most restrictive requires that the ratio of total debt to total capitalization not exceed 65%. The company was in compliance with this covenant during 1997 and 1996.

Note K: Federal and Foreign Income Taxes

         Income reported for federal and foreign tax purposes differs from pre-tax accounting income due to variations between requirements of Internal Revenue codes and the company's accounting practices. The provisions for federal and foreign income taxes in 1997, 1996, and 1995 consisted of the following:

(In millions)
Years ending December 31:      1997     1996     1995
----------------------------------------------------------------
Current income tax expense
     Federal                   $191    $170      $263
     Foreign                      9      34       (23)

Deferred income tax expense
     Federal                     61      151       124
     Foreign                      2      (33)       35
-----------------------------------------------------------------
                               $263     $322      $399
==================================================================

      The provision for income taxes for 1997, 1996, and 1995 differs from the U.S. statutory rate due to the following:

Tax at statutory rate            35.0%      35.0%       35.0%
Research and development
   tax credit                    (2.2)(1)   (4.6)(1)    (0.4)
FSC tax benefit                  (2.1)      (2.5)       (2.0)
Goodwill amortization             3.2        1.7         1.3
Recovery of foreign tax credits    --         --        (0.5)
Other, net                       (0.6)       0.1         0.1
-----------------------------------------------------------------
                                 33.3%      29.7%       33.5%
=================================================================

(1) Accrued retroactive research and development tax credits applicable to certain government contracts.

          In 1997, 1996, and 1995, domestic profit before taxes amounted to $743 million, $1,061 million, and $1,126 million, respectively, and foreign profit before taxes amounted to $47 million, $22 million, and $65 million, respectively.

          Actual cash income tax payments were $169 million, $275 million, and $275 million for 1997, 1996, and 1995, respectively.

          In 1997, 1996, and 1995 net deferred tax assets were increased by $393 million, $108 million, and $176 million, respectively, in connection with acquisitions.

Federal and foreign income taxes, including deferred consisted of the following at December 31:

(In millions)                          1997     1996
----------------------------------------------------
Current deferred tax assets (liabilities)

     Inventory and other            $  444     $  10
     Long-term contracts               582       199
     Restructuring reserve             126        --
     Inventory capitalization          (24)       17
     Other                              85        28
----------------------------------------------------
Net current deferred tax assets      1,213       254
Current period tax prepaid              31        64
----------------------------------------------------
Federal and foreign income taxes,
   including deferred--current      $1,244    $ 318
====================================================

Noncurrent deferred tax assets (liabilities)

     Depreciation                 $(284)    $(126)
     Revenue on leases              (75)      (58)
     Pension                       (588)      (66)
     Postretirement benefits        247       105
     Other                          (86)      (13)
----------------------------------------------------
Net noncurrent deferred tax
        liabilities                (786)     (158)
----------------------------------------------------
Income taxes, including
deferred   -- noncurrent          $(786)  $  (158)
====================================================

Note L: Commitments and Contingencies

         At December 31, 1997, the company had commitments under long-term leases requiring approximate annual rentals on a net lease basis as follows:

(In millions)
---------------------------
     1998         $231
     1999          225
     2000          204
     2001          189
     2002          151
     Thereafter    868
---------------------------

          Certain lease commitments will be terminated or reduced in connection with facility and office closures and the optimization of facility utilization.

         Rental expense for 1997, 1996, and 1995 amounted to $136 million, $113 million, and $103 million, respectively.

         Defense contractors are subject to many levels of audit and investigation. Among agencies that oversee contract performance are the Defense Contract Audit Agency, the Inspector General, the Defense Criminal Investigative Service, the General Accounting Office, the Department of Justice, and Congressional Committees. Over recent years, the Department of Justice has convened Grand Juries from time to time to investigate possible irregularities by the company in government contracting. Management believes that such investigations, individually and in the aggregate, will not have a material adverse effect on the company's financial position or results of operations.

         The company self-insures for losses and expenses for aircraft product liability up to a maximum of $50 million annually. Excess insurance is purchased from third parties to cover excess aggregate liability exposure from $50 million to $1 billion. This coverage also includes the excess of liability over $10 million per occurrence. The aircraft product liability reserve at December 31, 1997 was $29 million.

          Recurring costs associated with the company's environmental compliance program are not material and are expensed as incurred. Capital expenditures in connection with environmental compliance are not material. The company is involved in various stages of investigation and cleanup relative to remediation of various sites. All appropriate costs expected to be incurred in connection therewith have been accrued at December 31, 1997. Due to the complexity of environmental laws and regulations, the varying costs and effectiveness of alternative cleanup methods and technologies, the uncertainty of insurance coverage, and the unresolved extent of the company's responsibility, it is difficult to determine the ultimate outcome of these matters. However, in the opinion of management, any additional liability will not have a material effect on the company's financial position, liquidity, or results of operations after giving effect to provisions already recorded.

         The company adopted the American Institute of Certified Public Accountants' Statement of Position 96-1, Environmental Remediation Liabilities, in 1997. The adoption of the standard did not have a material effect on the company's financial position or results of operations.

         The company issues guarantees and has banks issue, on its behalf, letters of credit to meet various bid, performance, warranty, retention, and advance payment obligations. Approximately $1,148 million, $1,363 million, and $979 million of these contingent obligations, net of related outstanding advance payments, were outstanding at December 31, 1997, 1996, and 1995, respectively. These instruments expire on various dates through the year 2006.

         Various claims and legal proceedings generally incidental to the normal course of business are pending or threatened against the company. While the ultimate liability from these proceedings is presently indeterminable, in the opinion of management, any additional liability will not have a material effect on the company's financial position, liquidity, or results of operations after giving effect to provisions already recorded.

Note M: Employee Stock Plans

          The 1976 Stock Option Plan provides for the grant of both incentive and nonqualified stock options at an exercise price which is 100% of the fair market value on the date of grant. The 1991 Stock Plan provides for the grant of incentive stock options at an exercise price which is 100% of the fair market value, and nonqualified stock options at an exercise price which may be less than the fair market value on the date of grant. The 1995 Stock Option Plan provides for the grant of both incentive and nonqualified stock options at an exercise price which is not less than 100% of the fair market value on the date of grant.

          The plans also provide that all stock options may be exercised in their entirety 12 months after the date of grant. Incentive stock options terminate 10 years from the date of grant, and those stock options granted after December 31, 1986 become exercisable to a maximum of $100,000 per year. Nonqualified stock options terminate 11 years from the date of grant or 10 years and a day if issued in connection with the 1995 Stock Option Plan. In 1997, Raytheon issued conversion stock options covering 4.8 million shares in substitution of nonqualified stock options held by employees of TI Defense and Hughes Defense. In accordance with the terms of the original grants, these replacement stock options have remaining exercise periods of up to 10 years and become exercisable at various times through January 2001. The number of shares granted and option exercise prices are consistent with applicable provisions of the Internal Revenue Code. These shares are included in the tables below and in the reported shares reserved at December 31, 1997.

          The 1991 Stock Plan also provides for the award of restricted stock and restricted units. The 1997 Nonemployee Directors Restricted Stock Plan provides for the award of restricted stock to nonemployee directors. Restricted awards are made at prices determined by the Compensation Committee of the Board of Directors and are compensatory in nature. Restricted stock and restricted unit awards vest over a specified period of time of not less than one year and not more than 10 years.

          No further grants are allowed under these plans after March 22, 1998, March 26, 2001, March 21, 2005, and November 25, 2006, respectively.

          All restricted stock awards entitle the participant to full dividend and voting rights. Unvested shares are restricted as to disposition and subject to forfeiture under certain circumstances. Upon issuance of restricted shares, unearned compensation is charged to stockholders' equity for the cost of restricted stock and recognized as compensation expense ratably over the vesting periods, as applicable. Awards of 115,920, 19,500, and 256,000 shares of restricted stock were made to employees and directors at a weighted average value at the grant date of $54.69, $50.87, and $38.07 in 1997, 1996 and 1995, respectively. The amount of compensation expense recorded was $18 million, $7 million, and $5 million for 1997, 1996, and 1995, respectively. In 1997, $12 million of compensation expense was related to accelerated vesting of restricted stock as a result of the merger with Hughes Defense.

          There were 52.8 million, 49.6 million, and 51.4 million shares of common stock (including shares held in treasury) reserved for stock options and restricted stock awards at December 31, 1997, 1996, and 1995, respectively.

          Shares exercisable at the corresponding weighted average exercise price at December 31, 1997, 1996, and 1995, respectively, were 13.0 million at $37.35, 8.8 million at $31.32, and 7.3 million at $26.71.

         Information for 1995, 1996, and 1997 follows:

                                     Shares       Weighted Average
                                                    Option Price
------------------------------------------------------------------
(Share amounts in thousands)

Outstanding at December 31, 1994     9,158            $ 26.30
      Granted                        4,071              36.61
      Exercised                     (2,132)             22.92
      Expired                         (316)             34.04
-------------------------------------------------------------
Outstanding at December 31, 1995    10,781            $ 30.63
      Granted                        3,890              52.53
      Exercised                     (1,845)             26.91
      Expired                         (256)             45.47
-------------------------------------------------------------
Outstanding at December 31, 1996    12,570            $ 37.65
      Granted                        8,950              43.84
      Exercised                     (1,698)             31.18
      Expired                         (312)             49.13
-------------------------------------------------------------
Outstanding at December 31, 1997    19,510            $ 40.87
=============================================================

          The following table summarizes information about stock options outstanding at December 31, 1997 (share amounts in thousands):

                     Options Outstanding                                   Options Exercisable


                                       Weighted Average       Weighted                        Weighted
                          Shares         Contractual           Average        Shares          Average
Exercise              Outstanding at      Remaining           Exercise      Exercisable at    Exercise
Price Range          December 31, 1997      Life                Price      December 31, 1997   Price

------------------------------------------------------------------------------------------------------
$14.51 to $29.63          3,735           5.9 years            $22.68          3,231           $22.31
$31.13 to $46.50          7,499           7.5 years            $37.41          5,816           $35.55
$47.13 to $58.16          8,276           8.7 years            $52.21          3,907           $52.49
------------------------------------------------------------------------------------------------------
Total                    19,510                                               12,954
======================================================================================================

          The 1976 Stock Option Plan, 1991 Stock Plan, 1995 Stock Option Plan, and 1997 Nonemployee Directors Restricted Stock Plan utilize Class B common stock.

         The company applies Accounting Principles Board Opinion No.25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock. The company has adopted the disclosure-only provisions of SFAS No. 123, accordingly, no compensation expense was recognized for the stock option plans. Had compensation cost for the company's stock option plans been determined based on the fair value at the grant date for awards under these plans, consistent with the methodology prescribed under SFAS No. 123, the company's net income and earnings per share would have approximated the pro forma amounts indicated below:

(n millions except
per share amounts)          1997     1996    1995
-----------------------------------------------------------
Net income-as reported           $527     $761    $792
Net income-pro forma             $484     $739    $779

Basic earnings per
   share-as reported             $2.20    $3.22   $3.26
Basic earnings per
   share-pro forma               $2.02    $3.12   $3.21

Diluted earnings
   per share-as reported         $2.18    $3.17   $3.23
Diluted earnings
   per share-pro forma           $2.00    $3.08   $3.18

         The weighted-average fair value of each option granted in 1997, 1996, and 1995, respectively, is estimated as $17.41, $10.79, and $8.30 on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

Expected life                                    4 years
Assumed annual dividend
     growth rate (5 year historical rate)        6%
Expected volatility                             15%
Risk free interest rate
     (month-end yields on 4 year
     treasury strips equivalent zero coupon)     5% to 7.5% range
Assumed annual forfeiture rate                   5%

         The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to 1995 and additional awards in future years are anticipated.

Note N:  Pension and Other Employee Benefits

         The company and its subsidiaries have several pension and retirement plans covering the majority of employees, including certain employees in foreign countries. The major plans covering salaried and management employees provide pension benefits that are based on the five highest consecutive years of the employee's compensation in the ten years before retirement. Plans covering hourly and union employees generally provide benefits of stated amounts for each year of service, but in some cases can also use a final average pay based calculation. The company's funding policy for the salaried plans is to contribute annually at a rate that is intended to remain at a level percentage of compensation for the covered employees. The company's funding policy for the hourly and union plans is to contribute annually at a rate that is intended to remain level for the covered employees. Unfunded prior service costs under the funding policy are generally amortized over periods from 10 to 30 years.

         Total pension expense was $62 million, $93 million, and $31 million in 1997, 1996, and 1995, respectively, including foreign pension expense of $11 million, $10 million, and $8 million in 1997, 1996, and 1995, respectively.

         Net periodic pension cost for the company and its subsidiaries in 1997, 1996 and 1995 included the following components:

(In millions)
         Years ending December 31:     1997       1996     1995(2)
--------------------------------------------------------------------------
Service cost--benefits earned
   during the period                 $   143     $ 127    $  98
Interest cost on projected
   benefit obligation                    332       307      268
Actual gain on assets                 (1,121)     (670)    (956)
Net amortization and deferral, net       711       325      626
Curtailment adjustments                  (6)(1)      1       (8)(3)
--------------------------------------------------------------------------
Net periodic pension costs                59        90       28
Defined contribution
   pension plans                           3         3        3
--------------------------------------------------------------------------
Total pension costs                  $    62     $  93    $  31
==========================================================================

Assumptions used in the accounting were

     Discount rate                         7.25%       7.75%       7.50%
     Expected long-term rate of
        return on assets            9.25%-9.50%        9.25%       9.00%
     Rate of increase in
        compensation levels         4.25%-5.00%        4.50%       4.50%
--------------------------------------------------------------------------

The following table sets forth the funded status of the plans at:

(In millions)                         December 31, 1997(4)         December 31, 1996
--------------------------------------------------------------------------------------------
                                  Assets Exceed   Accumulated     Assets Exceed  Accumulated
                                   Accumulated      Benefits       Accumulated     Benefits
                                    Benefits         Exceed          Benefits       Exceed
                                                     Assets                         Assets
------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations

   Vested benefit obligation       $(7,869)      $(314)         $(3,603)        $ (69)
==========================================================================================
   Accumulated benefit obligation  $(8,404)      $(322)         $(3,753)        $ (71)
==========================================================================================
   Projected benefit obligation    $(9,577)      $(350)         $(4,184)        $ (83)
Plan assets at fair value           12,141          47            4,961            --
------------------------------------------------------------------------------------------

Projected benefit obligation
     (in excess of) less
     than plan assets                2,564        (303)             777           (83)
Unrecognized net (gain) loss          (973)         22             (763)           15
Prior service cost not yet
     recognized in net periodic
     pension cost                      187          10              213            13
Unrecognized net obligation (asset)
     at transition                     (26)          1              (35)            1
Adjustment required to recognize
     additional minimum liability       --         (24)              --           (18)
------------------------------------------------------------------------------------------
Prepaid pension cost (liability)   $ 1,752       $(294)        $    192         $ (72)
==========================================================================================

         Plan assets consist primarily of equity and fixed income securities.

          The company's salaried pension plan provides that in the event of a termination of the plan within three years after an involuntary change of control of the company, the assets of the plan will be applied to satisfy all liabilities to participants and beneficiaries in accordance with section 4044 of the Employee Retirement Income Security Act of 1974. Any remaining assets will be applied on a pro rata basis to increase the benefits to the participants and beneficiaries.

         In addition to providing pension benefits, the company and most of its subsidiaries provide certain health care and life insurance benefits for retired employees. Substantially all of the company's U.S. employees may become eligible for these benefits if they reach normal retirement age while working for the company. Retiree health plans are paid for in part by retiree contributions, which are adjusted annually. Benefits are provided through various insurance companies whose charges are based either on the benefits paid during the year or annual premiums. Health benefits are provided to retirees, their covered dependents and beneficiaries. Retiree life insurance plans are noncontributory and cover the retiree only.

         In 1993, the company adopted Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions, which requires recognition of an accumulated postretirement benefit obligation for retiree costs existing at the time of implementation, as well as an incremental expense recognition for changes in the obligation attributable to each successive year. Prior to 1995, all company segments had elected to amortize past service costs over the allowable 20 year period. During 1995, the company acquired E-Systems, Inc. that had elected in 1992 to recognize all its past service cost immediately upon implementation.

         The company is funding the liability for many salaried and hourly employees and plans to continue to do so. The net postretirement benefit cost for the company and its subsidiaries in 1997, 1996, and 1995 included the following components:

(In millions)    Years ending December 31:  1997       1996      1995(2)
--------------------------------------------------------------------------------
Service cost--benefits
   earned during the period                 $ 10       $  9      $   8
Interest cost on accumulated
   postretirement benefit
   obligation                                 57         52         48
Actual gain on assets                        (19)       (29)        (8)
Amortization of transition
   obligation                                 27         27         27
Other amortizations and deferrals,
   net                                        (8)         7        (11)
Curtailment and other adjustments             11(1)       3(5)      19(5)
--------------------------------------------------------------------------------
Net postretirement benefit cost             $ 78       $ 69      $  83
================================================================================

Assumptions used in the accounting were

 Discount rate                             7.25%        7.75%         7.50%
 Expected long-term rate of
   return on assets                        8.50%        8.75%         8.50%
 Rate of increase in compensation
   levels                                  4.50%        4.50%         4.50%
 Health care trend rate in the next year   6.50%        7.00%         7.50%
 Gradually declining to a trend rate of    5.00%        5.00%         5.00%
 In the years                         2001 & beyond  2001 & beyond 2001 & beyond
--------------------------------------------------------------------------------

The following amounts are recognized in the balance sheet at:

(In millions)      December 31:        1997           1996
-----------------------------------------------------------------
Accumulated postretirement
   benefit obligation

   Retirees                           $  (871)     $  (560)
   Active employees eligible
     for benefits                         (99)         (41)
   Active employees not yet
     eligible for benefits               (333)        (131)
-----------------------------------------------------------------
      Total obligation                 (1,303)        (732)

Plan assets at fair value                 289          184
-----------------------------------------------------------------
Total obligation in excess of
  plan assets                          (1,014)        (548)
Unrecognized net gain                     (15)         (67)
Unrecognized prior service cost           (13)         (13)
Unrecognized net obligation at
  transition                              316          360
-----------------------------------------------------------------
Accrued postretirement
   benefit cost                       $  (726)    $   (268)
=================================================================

The effect of a one percentage point increase in the assumed health care trend rate for each future year on:

(In millions)                1997         1996        1995
-----------------------------------------------------------------
Aggregate of service and
  interest cost              $  5        $  4         $ 3
Accumulated postretirement
  benefit obligation         $ 62        $ 44

          Under the terms of the Raytheon Savings and Investment Plan, a defined contribution plan, covered employees are allowed to contribute up to 17 percent of their pay limited to $9,500 per year. The company contributes amounts equal to 50 percent of the employee's contributions, up to a maximum of 3 percent of the employee's pay. Total expense for the plan was $75 million, $68 million, and $65 million for 1997, 1996, and 1995, respectively.

         The company's annual contribution to the Raytheon Employee Stock Ownership Plans is approximately one-half of one percent of salaries and wages, limited to $160,000, of substantially all United States salaried and a majority of hourly employees. The expense was $15 million, $15 million, and $12 million and the number of shares allocated to participant accounts was 290,000, 296,000, and 177,000 for 1997, 1996, and 1995, respectively.

(1) Reflects curtailment adjustment resulting from the sale of the home appliance, heating and air conditioning, and commercial cooking operations of the Appliance Group in September 1997.

(2) 1995 data, including $17 million of Net Periodic Pension Cost, $8 million of Accrued Pension Cost, $15 million of Net Periodic Postretirement
Benefit Cost, and $235 million of Accrued Postretirement Benefit Cost, were a result of having acquired E-Systems, Inc. in April 1995.

(3) Various plan curtailments were recognized as a result of workforce reductions which were planned as part of the restructuring program.

(4) Increases from 1996 are primarily attributable to the acquisition of TI Defense and the merger with Hughes Defense.

(5) Benefit enhancements were made to various plans during the year in order to accelerate attrition through voluntary retirements.

Note O: Business Segment Reporting

         The company continues to operate in three major business areas:
Electronics, both commercial and defense, Engineering and Construction, and Aircraft. The principal contributors to Electronics sales and earnings are defense missile systems and other products. The Engineering and Construction segment does business in some 60 countries around the world. The Aircraft segment manufactures, markets, and supports piston, jetprops, and medium and light jet aircraft for commercial, regional airline, and military markets around the world. The Major Appliances segment, which manufactured and sold household and commercial appliances to dealers and distributors in the United States and to foreign locations, was substantially divested in 1997. As a result of these dispositions, the company has included the remaining operations of the Major Appliances segment within the Electronics segment in 1997.

OPERATIONS BY BUSINESS SEGMENTS
--------------------------------------------------------------------------------
                  Sales to unaffiliated customers            Segment income
                  -------------------------------            --------------
(In millions)       1997      1996      1995          1997        1996        1995
------------------------------------------------------------------------------------
Electronics        $ 8,194   $ 5,424   $ 5,389       $1,159      $  766     $  740(4)
Engineering and
   Construction      3,033     3,053     2,883          181         211(2)     262
Aircraft             2,446     2,345     2,060          239         181        167(5)
Major Appliances        --     1,509     1,472           --          74         74
                   -------   -------   -------       ------       -----      -----
Total operating
   segments        $13,673   $12,331   $11,804        1,579       1,232      1,243
                   =======   =======   =======
Restructuring and
   special charges                                     (495)(1)     (34)(3)   (125)(6)
Gain on sale of
   Switchcraft and
   Semiconductor                                         59          --         --
Gain on sale of
   Appliances                                            13          --         --
Gain on sale of
   D.C. Heath                                            --          --        210
Net interest expense                                   (359)       (154)      (171)
Other (expense) income                                   (7)         39          5
Gain on sale of an
   investment                                            --          --         29
                                                     ------      ------     ------
Income before
   taxes                                             $  790      $1,083     $1,191
                                                     ======      ======     ======
-------------------------------------------------------------------------------------

----------
(1) The restructuring and special charge relates to the business segments as follows: Electronics, $340, Engineering and Construction, $125, and Aircraft, $30.
(2) Excludes second quarter fee adjustment on a major foreign project which was covered by a pre-existing contingency reserve.
(3)  The special charge relates to the Major Appliances segment.
(4)  Includes a nonrecurring charge of $47 million.
(5)  Includes a nonrecurring charge of $30 million.
(6)  The special charge relates to the business segments as follows:
       Electronics, $115, and Engineering and Construction, $10.

                       Capital expenditures       Depreciation and amortization
                       ---------------------------------------------------------
(In millions)          1997     1996     1995        1997     1996      1995
--------------------------------------------------------------------------------
Electronics            $239     $160     $147       $351      $220      $228
Engineering and
     Construction        36       27       26         42        37        32
Aircraft                184      140       80         64        50        51
Major Appliances         --       79       76         --        62        60
                       ----     ----     ----       ----      ----      ----
Total                  $459     $406     $329       $457      $369      $371
                       ====     ====     ====       ====      ====      ====

                 Identifiable assets at December 31,
----------------------------------------------------
(In millions)          1997     1996     1995
----------------------------------------------------
Electronics          $24,171   $ 5,953   $5,539
Engineering and
     Construction      2,188     2,059    1,544
Aircraft               2,239     2,372    1,832
Major Appliances          --       814      992
                     -------   -------   ------
Total                $28,598   $11,198   $9,907
                     =======   =======   ======

OPERATIONS BY GEOGRAPHIC AREAS
------------------------------------------------------------------------------
(In millions)         United States   Outside United States   Consolidated
                                      (Principally Europe)
------------------------------------------------------------------------------
Sales to unaffiliated customers
------------------------------------------------------------------------------
1997                    $12,907            $ 766                $13,673
1996                     11,570              761                 12,331
1995                     11,017              787                 11,804

Net income
------------------------------------------------------------------------------
1997                    $   491            $  36                $   527
1996                        740               21                    761
1995                        738               54                    792

Identifiable assets at
------------------------------------------------------------------------------
December 31, 1997       $27,976            $ 622                $28,598
December 31, 1996        10,545              653                 11,198
December 31, 1995         9,237              670                  9,907
------------------------------------------------------------------------------

          Sales between business segments and between geographic areas are not material. In the operations by geographic area, U.S. sales of $12,907 million, $11,570 million, and $11,017 million include export sales, principally to Europe, the Middle East, Far East, of $2,756 million, $2,137 million, and $1,907 million for 1997, 1996, and 1995, respectively.

          Sales to major customers, principally in Electronics, for 1997, 1996, and 1995, respectively, were: U.S. government (end user), $5,787 million, $4,638 million, and $4,079 million, U.S. government (foreign military sales), $483 million, $502 million, and $597 million.

Note P: Quarterly Operating Results (unaudited)

         The fourth quarter of 1997 includes a restructuring and special charge of $322 million after tax, or $1.29 per share principally including the costs of facility and office closures, employee severance costs, one-time costs from the merger with Hughes Defense and the acquisition of TI Defense, nonrecurring charges related principally to contract valuations, and the write-down of non-current assets to fair market value to recognize a permanent impairment.

          In December 1997, the company issued 102.6 million shares of Class A common stock and converted each share of Raytheon common stock into one share of Class B common stock, in connection with the merger with Hughes Defense. Class A common stock began trading on December 18, 1997.

         The third quarter of 1996 includes a special charge of $22 million after tax, or $.09 per share to exit the manual-clean range market and dispose of the assets related to that operation including its facility located in Delaware, Ohio.

          At December 31, 1997, there were 441,356 record holders of Class A common stock and 21,389 record holders of Class B common stock.

(In millions except
   per share amounts) First      Second     Third       Fourth
1997
------------------------------------------------------------------
Net sales            $2,899      $3,325     $3,445      $4,004
Cost of sales         2,221       2,570      2,636       3,157
Net income              183         210        211         (77)
Earnings per share
   Basic                  0.78        0.89       0.90       (0.31)
   Diluted                0.77        0.88       0.88       (0.31)
Cash dividends
   per common share
     Declared             0.20        0.20       0.20        0.20
     Paid                 0.20        0.20       0.20        0.20
Common stock prices
   per the Composite
   Tape
     Class A - High                                         57.00
     Class A - Low                                          48.00

     Class B - High      51.25       53.88      60.56       60.50
     Class B - Low       43.25       41.75      50.81       49.19
------------------------------------------------------------------

------------------------------------------------------------------
1996
------------------------------------------------------------------
Net sales            $2,788      $3,127     $3,032      $3,384
Cost of sales         2,141       2,435      2,428       2,751
Net income              186         209        188         178
Earnings per share
   Basic                  0.78        0.89       0.80        0.75
   Diluted                0.77        0.87       0.79        0.74
Cash dividends
   per common share
     Declared             0.20        0.20       0.20        0.20
     Paid                 0.1875      0.20       0.20        0.20
Common stock prices
   per the Composite
   Tape
     High                54.13       53.63      55.00       56.13
     Low                 45.00       48.75      43.38       45.75

Note Q: Financial Instruments

          The carrying value of certain financial instruments, including cash, cash equivalents, marketable securities, and short-term debt, is estimated to approximate fair value due to their short maturities and varying interest rates of the debt.

          The carrying value of notes receivable is estimated to approximate fair value based principally on the underlying interest rates and terms, maturities, collateral, and credit status of the receivables.

          The carrying value of marketable securities and investments are based on quoted market prices or the present value of future cash flows and earnings which approximate fair value.

          The value of the guarantees and letters of credit reflect fair value.

          The fair value of long-term debt was estimated based on current rates offered to the company for similar debt with the same remaining maturities and approximates the carrying value.

          At December 31, 1997 and 1996, the company had outstanding interest rate swap agreements, with notional amounts, and foreign currency forward exchange contracts which minimized or eliminated risk associated with interest rate changes or foreign currency exchange rate fluctuations. All of these financial instruments were related to specific transactions and particular assets or liabilities for which a firm commitment existed. These instruments were executed with credit-worthy institutions and the majority of the foreign currencies were denominated in currencies of major industrial countries and are summarized as follows at December 31:

(In millions)                 1997           1996
---------------------------------------------------
Interest rate swaps          $386            $389
Foreign exchange contracts   $425            $270
---------------------------------------------------

The following table summarizes major currencies and contract amounts associated with foreign exchange contracts at December 31:

(In millions)                  1997                1996
-------------------------------------------------------------
                          Buy     Sell       Buy      Sell
-------------------------------------------------------------
Pound Sterling         $ 70      $ 27        $ 95     $  5
Japanese Yen              5        17           9       31
Netherlands Guilder      45        --           3       76
German Mark              71        19           1       --
Canadian Dollar          13        66          17        1
French Franc              4        --          11       --
Australian Dollar        38        --          16       --
Danish Kroner            --        11          --       --
Hong Kong Dollar         --        21          --       --
All others               10         8           3        2
-------------------------------------------------------------
Total                  $256      $169        $155     $115
=============================================================

     Foreign currencies are translated at current rates at the reporting date. "Buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies and "sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies.

         Swap contracts mature at various dates through the year 2000 and essentially fix the interest rates on that portion of debt at rates from 4.7 percent to 5.7 percent, and 4.7 percent to 9.5 percent at December 31, 1997 and 1996, respectively.

         Foreign exchange forward contracts, used primarily to minimize fluctuations in the values of foreign currency payments and receipts, have maturities at various dates through June 2002. Fair values for these contracts were determined by applying December 31, 1997 spot rates to the nine major currencies and comparing the U.S. dollar equivalents to the U.S. dollar contract amounts for the same currencies. The resulting difference was not material and approximates the contract amounts.

          The company, in order to lock in favorable interest rates, entered into interest rate swaps and locks in connection with the 1997 issuance of $500 million three-year notes, $1.0 billion five-year notes, $1.0 billion ten-year notes, and $500 million thirty-year debentures and the 1995 issuance of $750 million ten-year notes and $375 million thirty-year debentures. Both the interest rate swaps and locks were unwound prior to the issuance of the 1997 and 1995 debt.

                                       47
Note R:  Common Stock

          The company has two classes of common stock - Class A and Class B. For all matters other than the election and removal of directors, Class A and Class B stockholders have equal voting rights. For the election or removal of directors only, the Class A stockholders have 80.1% of the total voting power and the Class B stockholders have the remaining 19.9%. Class A and Class B stockholders are entitled to receive the same amount per share of any dividends declared. Immediately following any dividend, split, subdivision or other distribution of shares of Class A or Class B common stock, the number of shares must bear the same relationship to each other as immediately prior to such distribution. Except as indicated above, the rights of Class A and Class B common stockholders are identical.

          In December 1997, the company issued 102.6 million shares of Class A common stock and converted each share of Raytheon common stock into one share of Class B common stock, in connection with its merger with Hughes Defense. The company has agreed with the former parent of Hughes Defense that it will not propose a plan of recapitalization or certain other equity transactions that would adversely affect the tax free status of the merger.

          In December 1997, the company retired 71.1 million shares of Class B common stock previously held in treasury.

          The company adopted Statement of Financial Accounting Standards No. 128, Earnings per Share, during 1997. This statement established new standards for computing and presenting earnings per share (EPS) and required restatement of all prior-period EPS data presented. It replaces the presentation of primary EPS with basic EPS and requires dual presentation of basic and diluted EPS on the face of the income statement. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Class A and Class B common stock have been aggregated in the basic and diluted EPS calculation, which follows:

Years ending December 31:                 1997           1996           1995
--------------------------------------------------------------------------------
Net income for basic and diluted EPS    $   527       $    761       $    792

Share information (in thousands):
   Average common shares outstanding
      - for basic EPS                   238,915        236,600        243,030
   Dilutive effect of stock options
      and restricted stock                2,971          3,565          2,367
                                        ---------------------------------------
   Shares for diluted EPS               241,886        240,165        245,397

Basic EPS                                 $2.20          $3.22          $3.26
Diluted EPS                               $2.18          $3.17          $3.23

          Stock options to purchase 8.2 million, 3.7 million, and .1 million shares of common stock outstanding at December 31, 1997, 1996, and 1995, respectively, were not included in the computation of diluted EPS because the stock options' exercise price was greater than the average market price of the company's common stock during the year.

          All share data have been restated to reflect the two-for-one stock split in October 1995.

Note S:  Subsequent Events

          In January 1998, the company sold its Monolithic Microwave Integrated Circuit (MMIC) operations for approximately $39 million.

          In February 1998, the company announced that it had entered into an agreement to sell its commercial laundry business for approximately $358 million. There can be no assurance that the sale will be consummated.

          In March 1998, the company issued $1.6 billion of debt. Partial proceeds from the issuance were used to refinance debt assumed in connection with the company's recent merger Hughes Defense. The company issued $500 million of notes due 2001 which have a coupon rate of 5.95 percent, $450 million of notes due 2005 which have a coupon rate of 6.3 percent, $300 million of notes due 2010 which have a coupon rate of 6.55 percent, and $350 million of debentures due 2018 which have a coupon rate of 6.75 percent. The notes due in 2001 and 2005 are not redeemable prior to maturity. The notes due in 2010 and the debentures due in 2018 are redeemable under certain circumstances. $900 million of the issuance essentially completes the company's previously announced plans to refinance the acquisition of TI Defense and its merger with Hughes Defense. The remaining $700 million is additional refinancing of bank and commercial paper borrowings.

          On March 26, 1998, the company announced that it had reached an agreement to sell its European-based Raytheon Electronic Controls business for $38 million. There can be no assurance that the sale will be consummated.

Company Responsibility for Financial Statements

         Raytheon Company has prepared the financial statements and related data contained in this Annual Report. The company's financial statements have been prepared in conformity with generally accepted accounting principles and reflect judgments and estimates as to the expected effects of transactions and events currently being reported. Raytheon is responsible for the integrity and objectivity of the financial statements and other financial data included in this report. To meet this responsibility, the company maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are properly executed and recorded. The system includes policies and procedures, internal audits, and company officers' reviews.

/s/ Peter R. D'Angelo
    Peter R. D'Angelo

Executive Vice President,
Chief Financial Officer





The Audit Committee of the Board of Directors is composed solely of outside directors. The Committee meets periodically and, when appropriate, separately with representatives of the independent accountants, company officers, and the internal auditors to monitor the activities of each.

         Upon recommendation of the Audit Committee, Coopers & Lybrand L.L.P., independent accountants, have been selected by the Board of Directors to audit the company's financial statements and their report follows.

/s/ Dennis J. Picard
    Dennis J. Picard

Chairman and
Chief Executive Officer

Report of Independent Accountants
To the Board of Directors and Stockholders
Raytheon Company
Lexington, Mass.

         We have audited the accompanying balance sheets of Raytheon Company and Subsidiaries Consolidated as of December 31, 1997 and 1996, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Raytheon Company and Subsidiaries Consolidated as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/  Coopers & Lybrand L.L.P.
     Coopers & Lybrand L.L.P.

Boston, Mass.
January 26, 1998, except as to the information presented in note S for which the date is March 26, 1998