Form 10-K, Exhibit 13
period 1998-12-31
RAYTHEON CO/
filed 1999-03-30
CIK 1047122

EXHIBIT 13                                                       DRAFT: 03/23/98

                                        Five-Year Statistical Summary

(In millions except share amounts)    1998        1997          1996         1995         1994
-------------------------------------------------------------------------------------------------------
Results of Operations
=======================================================================================================
Net sales                        $  19,530      $ 13,673      $ 12,331      $ 11,804      $ 10,098
Operating income                     2,036(1)      1,084(2)      1,198(3)      1,118(4)        896(5)
Interest expense                       739           397           256           197            49
Net income                             864(1)        527(2)        761(3)        792(4)        597(5)
Diluted earnings per share           $2.53(1)      $2.18(2)      $3.17(3)      $3.23(4)      $2.25(5)
Dividends declared per share          0.80          0.80          0.80          0.75         0.738
Average diluted shares
  outstanding (in thousands)       341,861       241,886       240,165       245,397       265,650

Financial Position at Year-End
=======================================================================================================
Current assets                   $   8,637      $  9,233      $  5,528      $  5,187      $  4,893
Property, plant, and
  equipment, net                     2,275         2,891         1,802         1,584         1,361
Total assets                        27,939        28,598        11,198         9,907         7,448
Current liabilities                  6,680        11,215         4,692         3,690         3,283
Long-term debt                       8,163         4,406         1,500         1,488            25
Total debt                           8,990        10,062         3,727         2,704         1,058
Stockholders' equity                10,856        10,425         4,598         4,292         3,928

General Statistics
=======================================================================================================
Total backlog                    $  23,669(6)   $ 21,250      $ 12,066      $ 10,551      $  8,070
U.S. government backlog
  included above                    14,622(6)     12,547         5,637         5,142         3,641
Capital expenditures                   509           459           406           329           267
Depreciation and amortization          761           457           369           371           304
Number of employees (actual)       108,200       119,200        75,300        73,200        60,200

(1) Includes restructuring and special charges of $252 million pretax, $158 million after-tax, or $0.46 per diluted share.

(2) Includes restructuring and special charges of $495 million pretax, $322 million after-tax, or $1.33 per diluted share.

(3) Includes special charge of $34 million pretax, $22 million after-tax, or $0.09 per diluted share.

(4) Includes special charge of $125 million pretax, $81 million after-tax, or $0.33 per diluted share.

(5) Includes restructuring charge of $250 million pretax, $162 million after-tax, or $0.61 per diluted share.

(6) During 1998, the Company changed its method of reporting backlog at certain locations as discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Note: Certain prior year amounts have been reclassified to conform to the current year presentation. In December 1997, the Company issued 102.6 million shares of Class A common stock and converted each share of Raytheon common stock into one share of Class B common stock in connection with the merger with Hughes Defense. All share and per share amounts have been restated to reflect the two-for-one stock split in October 1995.

Overview

     Raytheon Company (the "Company") is a global technology leader that operates in three major business areas: Electronics, both defense and commercial, Engineering and Construction, and Aircraft. The Electronics segments were established in conjunction with the consolidation and reorganization of the Company's Electronics businesses and the creation of Raytheon Systems Company in December 1997 in order to create a premier electronics company. The Company is a leader in defense electronics, including missiles; radar; sensors and electro-optics; reconnaissance, surveillance, and intelligence; command, control, communication, and information; training; simulation and services; naval and air traffic control systems; and aircraft integration systems. The Company's results of operations include the results of Texas Instruments' defense business (TI Defense) which was acquired on July 11, 1997 and the defense business of Hughes Electronics Corporation (Hughes Defense) which merged with the Company on December 17, 1997. The Engineering and Construction segment offers full-service engineering and construction capabilities to clients worldwide. The Aircraft segment is one of the leading providers of business and special mission aircraft and delivers a broad line of jet, turboprop, and piston-powered airplanes to corporate and military customers worldwide.

                                       3
Consolidated Results of Operations

     Net sales in 1998 were $19.5 billion compared with $13.7 billion in 1997 and $12.3 billion in 1996. Sales to the U.S. Department of Defense were 55 percent of sales in 1998, 34 percent in 1997, and 33 percent in 1996. Total sales to the U.S. government were 66 percent of sales in 1998, 46 percent in 1997, and 42 percent in 1996. The increases are primarily a result of the merger with Hughes Defense and the acquisition of TI Defense. Total international sales, including foreign military sales, were 26 percent of sales in 1998, 29 percent in 1997, and 28 percent in 1996. The decrease is due to lower international sales at Hughes Defense and TI Defense; however, the Company is working to increase its international presence and expects continued growth in this area.

     Gross margin in 1998 was $4.3 billion compared with $2.7 billion in 1997 and $2.5 billion in 1996. Excluding the restructuring and special charges described below, gross margin was $4.4 billion in 1998, $3.1 billion in 1997, and $2.6 billion in 1996 or 22.4 percent of sales in 1998, 22.6 percent in 1997, and 20.9 percent in 1996. The increases in 1997 from 1996 are principally a result of the acquisition of TI Defense.

     Administrative and selling expenses increased to $1,664 million in 1998 from $1,189 million in 1997 due primarily to the merger with Hughes Defense and the acquisition of TI Defense, partially offset by the sale of the Company's home appliance, heating, air conditioning, and commercial cooking operations in September 1997. Administrative and selling expenses were $1,021 million in 1996. Excluding the special charges described below, administrative and selling expenses decreased to 7.7 percent of sales in 1998 from 8.0 percent in 1997 and
8.3 percent in 1996 reflecting increased efficiencies resulting from the merger with Hughes Defense and the acquisition of TI Defense.

     Research and development expenses increased to $582 million in 1998 from $415 million in 1997 and $323 million in 1996, due principally to the merger with Hughes Defense and the acquisition of TI Defense. Research and development expenses were 3.0 percent of sales in both 1998 and 1997 and 2.6 percent in 1996.

     In January 1998, the Company announced plans to reduce the newly formed Raytheon Systems Company (RSC) workforce by 8,700 employees, close 20 facilities, and partially close an additional 6 facilities, reducing space by approximately 8 million square feet. This announcement was made in conjunction with the consolidation and reorganization of RSC in order to remain competitive in the defense industry. In October 1998, the Company announced previously planned actions to accelerate and expand these initiatives, reducing employment by approximately 14,000 positions by the end of 1999. RSC will also vacate an additional 3 million square feet at 8 facilities through sales, subleases and lease terminations. In addition, during the fourth quarter of 1998 the Company committed to close two additional facilities and further reduce employment by approximately 1,400 positions. The principal actions involve the consolidation of missile and other electronics systems' manufacturing and engineering, as well as the consolidation of certain component manufacturing into Centers of Excellence.

     The total program cost of the RSC actions is estimated at $1.1 billion, of which $804 million pertains to exit costs. Approximately $385 million of the exit costs relate to employee severance and $419 million relate to facilities exit. In connection with these actions, the Company recorded a $220 million restructuring charge in the fourth quarter of 1997, which is included in cost of sales, and accrued $584 million in connection with the merger with Hughes Defense and the acquisition of TI Defense. Through December 31, 1998, RSC employment has been reduced by approximately 9,000 people (which includes a 2,400 net reduction due to attrition) to approximately 79,000 employees, and 3.3 million square feet have been vacated. The Company expects to essentially complete these restructuring actions in 1999 and terminate an additional 8,800 employees which will be partially offset by new hire additions. Cash expenditures pertaining to exit costs under the restructuring initiatives outlined above were $104 million for employee severance and related items and $130 million for facility and office closures. Lower than expected costs of severance per employee have reduced the Company's estimates of employee related costs; however, these cost savings have been more than offset by higher than expected facilities exit costs and the cost of the additional fourth quarter actions. While these actions are intended to improve the Company's competitive position, there can be no assurances as to their ultimate success or that additional restructuring actions will not be required.

     In January 1998, the Company also announced plans to reduce the Raytheon Engineers & Constructors (RE&C) workforce by 1,000 employees and close or partially close 16 offices, or approximately 1.1 million square feet. In connection with these actions and other committed but unannounced actions, the Company recorded a $75 million restructuring charge in the fourth quarter of 1997, which is included in cost of sales. The restructuring charge included $31 million for employee severance for approximately 2,300 people, including the 1,000 positions announced in January 1998, and $44 million for facilities exit. In the fourth quarter of 1998, the Company modified the plan that was announced in January 1998 to close fewer facilities. As a result of this modification, the number of employee terminations was reduced from approximately 2,300 people to approximately 1,400 people; however, the cost savings realized as a result of these reductions were offset by higher than expected facilities exit costs. In October 1998, the Company also announced plans for an additional 260 person reduction in the RE&C workforce and recorded an additional $33 million restructuring charge, which is included in cost of sales. The total costs of these actions are currently estimated at $108 million, of which $53 million relate to employee severance and $55 million relate to facilities exit. In 1998, the Company also recorded a $52 million special charge for asset impairment related to the RE&C restructuring actions to exit two operations which are scheduled to be closed in 1999. The charge, which is included in cost of sales, consists of $45 million of goodwill associated with one of the operations to be exited and $7 million for the estimated loss on disposition of the other operation.

     Through December 31, 1998, RE&C employment had been reduced by approximately 1,200 people and 900,000 square feet had been vacated. Cash expenditures in 1998 under the restructuring initiatives outlined above were $19 million for employee severance and related items and $23 million for facility and office closures. While these actions are intended to improve the Company's competitive position, there can be no assurances as to their ultimate success or that additional restructuring actions will not be required.

     In 1998, the Company recorded special charges of $167 million, discussed below, which are included in administrative and selling expenses.

     In the second quarter of 1998, the Company's partner in a Commercial Electronics joint venture in Korea began to experience financial difficulties. As a result, the Company recorded a $42 million special charge to recognize a permanent impairment of its investment in the joint venture, reducing the book value of the investment to estimated fair value. During the third quarter of 1998, the financial condition of the joint venture deteriorated further, and the Company recorded an additional $83 million special charge to exit a line of business, which included writing off its remaining investment in the Korean joint venture.

     Also in 1998, the Company recorded a $42 million special charge to write down the assets of two operations in the Electronics businesses that the Company had decided to sell to estimated fair value of approximately $125 million. One sale was completed during 1998. The other sale is expected to close in 1999. The operating results, which are not material, continue to be included in the Company's results of operations.

     In 1997, the Company recorded special charges of $200 million, discussed below, of which $106 million is included in cost of sales and $94 million is included in administrative and selling expenses.

     In 1997, the Company recorded a $63 million special charge primarily for one-time costs in the Electronics businesses associated with the merger with Hughes Defense and the acquisition of TI Defense. The Company also recorded a $57 million special charge primarily to write down to estimated fair value certain assets in the Electronics businesses that the Company had decided to sell. The sale of these assets was completed in 1998 and the proceeds and loss on disposition were not material.

     Also in 1997, the Company recorded a $50 million special charge for contract valuations at RE&C and a $30 million special charge to recognize a permanent impairment at Raytheon Aircraft.

     In 1996, the Company recorded a $34 million special charge, which is included in cost of sales, to close a Major Appliances operation.

     Operating income was $2,036 million or 10.4 percent of sales in 1998, $1,084 million or 7.9 percent of sales in 1997, and $1,198 million or 9.7 percent of sales in 1996. Excluding the restructuring and special charges of $252 million in 1998, $495 million in 1997, and $34 million in 1996, operating income as a percent of sales was 11.7 percent, 11.5 percent, and 10.0 percent in 1998, 1997, and 1996, respectively. The changes in operating income by segment are discussed below.

     Interest expense in 1998 increased to $739 million from $397 million in 1997 due principally to the higher debt level resulting from the merger with Hughes Defense and the acquisition of TI Defense. During 1998, the Company issued $3.8 billion of long-term notes and debentures in order to secure favorable long-term rates. The weighted average cost of borrowing was 6.9 percent in 1998 versus 6.8 percent in 1997. Interest expense increased to $397 million in 1997 from $256 million in 1996. The increase was due principally to the debt-financed acquisition of TI Defense in July 1997 and higher short-term interest rates available to the Company.

     Interest and dividend income decreased to $28 million in 1998 from $38 million in 1997 and $102 million in 1996. The 1996 amount included accrued interest on a retroactive federal income tax refund claim.

     Other income, net of $142 million in 1998 includes a $141 million net gain on sales of operating units. Other income, net was $65 million in 1997 versus $39 million in 1996. The 1997 amount includes a $72 million net gain on sales of operating units.

     The effective tax rate was 41.1 percent in 1998, 33.3 percent in 1997, and
29.7 percent in 1996. The effective tax rate reflects primarily the United States statutory rate of 35 percent reduced by foreign sales corporation tax credits and research and development tax credits applicable to certain government contracts, increased by non-deductible amortization of goodwill. The increase in the effective tax rate in 1998 was primarily due to the increase in non-deductible amortization of goodwill resulting from the merger with Hughes Defense. The increase in the effective tax rate in 1997 from 1996 was due to accrued retroactive research and development tax credits applicable to certain government contracts recorded in 1996.

     Net income for 1998 was $864 million, or $2.53 per diluted share on 341.9 million average shares outstanding. Net income for 1997 was $527 million, or $2.18 per diluted share on 241.9 million average shares outstanding. Net income for 1996 was $761 million, or $3.17 per diluted share on 240.2 million average shares outstanding. The Company issued 102.6 million shares of Class A common stock in December 1997 in connection with the merger with Hughes Defense.

     Total employment was approximately 108,200 at December 31, 1998, approximately 119,200 at December 31, 1997, and approximately 75,300 at December 31, 1996. The decrease between 1998 and 1997 is primarily a result of the restructuring initiatives at RSC and RE&C outlined above. The increase between 1997 and 1996 was due principally to the merger with Hughes Defense and the acquisition of TI Defense.

                                       7
Segment Results

Sales (In millions)                           1998         1997         1996
-------------------------------------------------------------------------------
Defense Systems                             $ 4,958
Sensors and Electronic Systems                3,011
Intelligence, Information, and Aircraft
     Integration Systems                      2,667
Command, Control, and Communication
     Systems, Training and Services,
     Commercial Electronics, and Other        4,186
-------------------------------------------------------------------------------
Total Electronics                            14,822      $ 8,972      $ 6,186
Engineering and Construction                  2,065        2,255        2,291
Aircraft                                      2,643        2,446        2,345
Major Appliances                                --           --         1,509
-------------------------------------------------------------------------------
Total                                       $19,530      $13,673      $12,331
===============================================================================

Operating Income (In millions)                1998         1997         1996
-------------------------------------------------------------------------------
Defense Systems                             $   885
Sensors and Electronic Systems                  540
Intelligence, Information, and Aircraft
     Integration Systems                        305
Command, Control, and Communication
     Systems, Training and Services,
     Commercial Electronics, and Other          302
-------------------------------------------------------------------------------
Total Electronics                             2,032      $   856      $   793
Engineering and Construction                   (253)          19          184
Aircraft                                        257          209          181
Major Appliances                                --           --            40
-------------------------------------------------------------------------------
Total                                       $ 2,036      $ 1,084      $ 1,198
===============================================================================

     Certain prior year segment amounts were reclassified to conform to the current year presentation. The Major Appliances segment was substantially divested in 1997 with the remaining operations sold in 1998. As a result of these dispositions, the Company has included the remaining operations of the Major Appliances segment within Total Electronics in 1998 and 1997. Information for the segments that comprise Total Electronics has not been presented for 1997 and 1996 because the Company determined that it was impracticable to obtain the comparative information due to the significant acquisitions, divestitures, and reorganizations that took place during 1998 and 1997. During the first quarter of 1999, the Company completed a reorganization of certain business segments to better align the operations with customer needs and to eliminate management redundancy. Note M to the financial statements contains additional information about this change. This organizational change will be reflected in the Company's 1999 financial statements.

                                       8
     The Electronics businesses reported 1998 sales of $14.8 billion, an increase of 65 percent compared with 1997, and 1998 operating income of $2,032 million, a 137 percent increase compared with 1997. The significant increase was attributable primarily to the merger with Hughes Defense and the acquisition of TI Defense. Additionally, the previously discussed restructuring and special charges decreased to $167 million in 1998 from $340 million in 1997. The Electronics businesses reported 1997 sales of $9.0 billion, an increase of 45 percent compared with 1996, and 1997 operating income of $856 million, an 8 percent increase compared with 1996. The increase was attributable primarily to the acquisition of TI Defense offset by the restructuring and special charges discussed above. The Electronics businesses reported 1996 sales of $6.2 billion and operating income of $793 million.

     RE&C reported 1998 sales of $2.1 billion and an operating loss of $253 million and 1997 sales of $2.3 billion and operating income of $19 million. During 1998, RE&C recorded a non-recurring charge of $310 million for a change in estimate on certain contracts and contract claims. In accordance with contract accounting rules, this charge was recorded as a reduction in net sales. In addition, RE&C recorded previously discussed restructuring and special charges of $85 million in 1998 and $125 million in 1997. The decrease in sales and operating income was due primarily to the $310 million charge. In addition, new orders have not progressed as anticipated. This lower growth combined with operational performance on certain contracts resulted in continued margin pressure. In response to these circumstances, RE&C announced corrective actions which included improving cash flow management, reducing the overhead structure, and strengthening the management team. RE&C reported 1996 sales of $2.3 billion and operating income of $184 million.

     Raytheon Aircraft reported 1998 sales of $2.6 billion, up slightly compared with 1997, and 1998 operating income of $257 million, an improvement of 23 percent compared with 1997. The increase in sales is primarily due to increased shipments of general aviation aircraft. The increase in operating income is primarily due to the 1997 special charge of $30 million discussed above.

     Raytheon Aircraft reported 1997 sales of $2.4 billion, up slightly compared with 1996, and 1997 operating income of $209 million, an increase of 15 percent compared with 1996. The increases reflect increased shipments of general aviation aircraft and contracts for services. The increase in operating income was offset by the 1997 special charge discussed above. Raytheon Aircraft reported 1996 sales of $2.3 billion and operating income of $181 million.

Backlog consisted of the following at:

(In millions)                     December 31:  1998        1997       1996
-------------------------------------------------------------------------------
Electronics                                   $17,648     $16,641     $ 7,559
Engineering and Construction                    3,888       2,900       3,309
Aircraft                                        2,133       1,709       1,163
Major Appliances                                  --          --           35
-------------------------------------------------------------------------------
Total backlog                                 $23,669      $21,250    $12,066
U.S. government backlog
     included above                           $14,622      $12,547    $ 5,637
-------------------------------------------------------------------------------

     During the third quarter of 1998, the Company changed its method of reporting backlog at certain locations in order to provide a consistent method of reporting across and within the Company's businesses. Backlog includes the full value of contract awards when received, excluding awards and options expected in future periods. Prior to the change, contract values which were awarded but incrementally funded were excluded from reported backlog for some parts of the business. The one-time impact of this change was a $1.1 billion increase to Electronics backlog and a $0.9 billion increase to Engineering and Construction backlog, related principally to U.S. government contracts. Prior periods have not been restated for this change. Excluding this change, backlog remained essentially unchanged from December 31, 1997.

Financial Condition and Liquidity

     Net cash provided by operating activities for the year ended December 31, 1998 was $820 million versus $963 million for the year ended December 31, 1997. The decrease is due principally to increased working capital requirements and restructuring activities at the Electronics businesses. In 1998, the Company incurred cash expenditures of $276 million on restructuring and exit costs and $56 million of capital expenditures and period expenses related to restructuring and consolidation activities for RSC and RE&C combined. The Company expects to spend approximately $534 million on exit costs and approximately $225 million on capital expenditures and period costs related to restructuring actions in 1999. For the year ended December 31, 1996, net cash provided by operating activities was $291 million. While the Company expects that the completion of restructuring and consolidation activities will reduce cash flow in the near term, over the next five years the Company expects to generate significant cash from operations.

     Net cash provided by investing activities was $791 million in 1998 versus net cash used in investing activities of $2,856 million and $938 million in 1997 and 1996, respectively.

     Capital expenditures of $509 million in 1998 increased slightly from $459 million in 1997, primarily due to the merger with Hughes Defense and the acquisition of TI Defense. Capital expenditures in 1999 are expected to approximate 1998 levels. Capital expenditures were $406 million in 1996.

     Proceeds from sales of property, plant, and equipment include a $490 million property sale and five-year operating lease facility. The transaction was intended to diversify the Company's sources of funding and extend the term for a portion of the Company's financing obligations. Remaining lease payments approximate $109 million in 1999, $94 million in 2000, $77 million in 2001, $63 million in 2002, and $212 million in 2003. The lease facility contains covenants that are substantially similar to those in the Company's senior credit facilities. Also during 1998, the Company received proceeds of $210 million from various property sales.

     During 1998, the Company made net payments for the purchase of acquired companies of $96 million, including $63 million for the acquisition of AlliedSignal's Communications Systems business. During 1997, net payments of $3,087 million were made in connection with the merger with Hughes Defense and the acquisition of TI Defense. Pursuant to the terms of the merger agreement, which requires an adjustment based on net assets, the final purchase price for Hughes Defense has not been determined. While the Company expects a reduction in purchase price from the original terms of the agreement, the amount, timing, and effect on the Company's financial position are uncertain.

     During 1998, the Company sold its commercial laundry business unit for $315 million in cash and $19 million in securities and its Raytheon Aircraft Montek subsidiary for $160 million. Also during 1998, the Company sold other non-core business operations for $273 million. Total sales and operating income related to these divested businesses were $372 million and $8 million, respectively in 1998.

     During 1997, the Company sold its home appliance, heating, air conditioning, and commercial cooking operations for $522 million. Also during 1997, the Company sold its Switchcraft and Semiconductor divisions, which were part of Commercial Electronics, for $183 million. The Company has been divesting non-core assets as part of its strategy to focus and streamline its core businesses.

     Dividends paid to stockholders were $271 million in 1998, $189 million in 1997, and $190 million in 1996. The quarterly dividend rate was $0.20 per share for each of the four quarters of 1998, 1997, and 1996. The increase in dividends paid in 1998 was due to the issuance of 102.6 million shares in connection with the merger with Hughes Defense.

     Outstanding shares were reduced by the repurchase of 4.6 million shares for $247 million in 1998 and 1.7 million shares for $94 million in 1997.

     Total debt was $9.0 billion at December 31, 1998 as compared with $10.1 billion at December 31, 1997 and $3.7 billion at December 31, 1996. The increase is principally due to the financing requirements of the merger with Hughes Defense and the acquisition of TI Defense, partially offset by the sale of certain appliance and other non-core operations. Total debt, as a percentage of total capital, was 45.3 percent, 49.1 percent, and 44.8 percent at December 31, 1998, 1997, and 1996, respectively.

     The Company issued $3.8 billion of long-term notes and debentures during 1998 and $3.0 billion during 1997. These financings were used to refinance the debt associated with the merger with Hughes Defense and the acquisition of TI Defense and to take advantage of favorable long-term interest rates in order to reduce short-term borrowings. Note H to the financial statements contains additional disclosures related to long-term debt.

     Credit ratings for the Company were established by Moody's at P-2 for short-term borrowing and Baa1 for senior debt, Standard and Poor's at A-2 for short-term borrowing and BBB for senior debt, and Duff & Phelps at D-2 for short-term borrowing and BBB+ for senior debt.

     Lines of credit with certain commercial banks totaling $4.4 billion at December 31, 1998 exist as standby facilities to support the issuance of commercial paper by the Company. At December 31, 1998, there were no borrowings under these lines of credit. At December 31, 1997, the Company had lines of credit totaling $9.0 billion as a source of direct borrowing and as a standby facility to support the issuance of commercial paper of which $3.5 billion was outstanding. Given the present state of the financial markets and economic conditions, the Company does not currently anticipate making future borrowings under the remaining lines of credit.

     The Company's need for, cost of, and access to funds are dependent on future operating results, as well as conditions external to the Company. The Company believes that its cash position will be sufficient to maintain investment grade credit ratings and its sources of and access to capital markets are adequate to support current operations.

     The following discussion covers quantitative and qualitative disclosures about the Company's market risk. The Company's primary market exposures are to interest rates and foreign exchange rates.

     The Company meets its working capital requirements with a combination of variable rate short-term and fixed rate long-term financing. The Company enters into interest rate swap agreements with commercial banks primarily to reduce the impact of changes in interest rates on short-term financing arrangements. The Company also enters into foreign exchange contracts with commercial banks to minimize fluctuations in the value of payments to international vendors and the value of foreign currency denominated receipts. The market-risk sensitive instruments used by the Company for hedging are entered into with commercial banks and are directly related to a particular asset, liability, or transaction for which a firm commitment is in place.

     Financial instruments held by the Company which are subject to interest rate risk include notes payable, commercial paper, long-term debt, long-term receivables, investments, and interest rate swap agreements. The aggregate hypothetical loss in earnings for one month of those financial instruments held by the Company at December 31, 1998 which are subject to interest rate risk resulting from a hypothetical increase in interest rates of 10 percent is not material. The hypothetical loss was determined by calculating the aggregate impact of a one-month increase of 10 percent in the interest rate of each variable rate financial instrument held by the Company at December 31, 1998 which is subject to interest rate risk. Fixed rate financial instruments were not evaluated, as the risk exposure is not material.

     The Company's outstanding foreign currency forward exchange contracts include contracts to buy and/or sell British Pounds, Netherlands Guilders, German Marks, Canadian Dollars, Swiss Francs, and Norwegian Kroner. All foreign exchange contracts were related to specific transactions for which a firm commitment existed, and therefore the associated market risk of the market risk sensitive instruments and the underlying firm commitments in the aggregate is not material.

     On January 1, 1999, eleven participating countries of the European Union converted to a common currency, the Euro, which became their official currency. National currencies will initially remain legal tender. The Company recently conducted an internal analysis to determine the impact of the Euro conversion which is not expected to have a material impact on the Company's business.

Year 2000 Date Conversion

     The Year 2000 problem concerns the inability of information systems to recognize properly and process date-sensitive information beyond January 1, 2000.

     In January 1998, the Company initiated a formal comprehensive enterprise-wide program to identify and resolve Year 2000 related issues. The scope of the program includes the investigation of all Company functions and products, and all internally used hardware and software systems, including embedded systems in what are not traditionally considered information technology systems. The program has developed standard processes and an internal service center in support of Year 2000 readiness. The Company is following an eight-step risk management process grouped into two major phases, detection (planning and awareness, inventory, triage, and detailed assessment) and correction (resolution, test planning, test execution, and deployment).

     The Company has identified eight system types that could have risk as follows: application, infrastructure, test equipment, engineering computing, manufacturing, delivered product, facilities, and supply chain. The completion of several large acquisitions in recent years through which the Company inherited a large number of systems, products, and facilities adds to the complexity of this task. As the Company continues to acquire new businesses, these businesses must then be brought into the program.

     The detection phase of the program is currently estimated to be 95 percent complete. On the basis of expected total cost, the detection phase is 73 percent complete. The remaining work in this phase is expected to be completed in early 1999. The work in the detection phase has covered all eight system types, including delivered product and supply chain.

     The Company has made substantial progress in the corrective action phase of the program, with 82 percent of the tasks required in this phase completed, up from 19 percent at the end of the third quarter of 1998. On the basis of expected total cost, the corrective action phase is 45 percent complete. The Company expects to complete corrective activities by the third quarter of 1999. The Company has instituted and is executing a formal audit program to assess the state of readiness. Also, the Company is assessing the risk of supplier readiness, and in selected cases will review the preparedness of individual suppliers for Year 2000. Finally, the Company plans to audit Year 2000 compliance of selected vendors.

     When the corrective action phase of the program is completed the Company expects to have developed contingency plans, augmenting existing disaster recovery plans and sourcing strategies, for identified risks.

     Since January 1998, the Company has spent approximately $67 million on the Year 2000 program, $16 million on the detection phase, and $51 million on the corrective action phase. Prior to 1998, expenditures on the program were insignificant. Total cost at completion of the program is currently estimated to be $136 million. Of the total $136 million estimated costs, $22 million relates to the detection phase and $114 million is for correction. All costs, except those for long-lived assets, are expensed as incurred. These costs include employees, inside and outside consultants and services, system replacements, and other equipment requirements. The Company has employed consultants in an advisory capacity, primarily in the detection phase. Total estimated costs of the Year 2000 program are predominantly internal. Although a number of minor information technology projects have been deferred as a result of the priority given to the Year 2000 program, no significant projects which would materially affect the Company's financial position or results of operations have been delayed.

     While the Company expects to resolve all Year 2000 risks without a material adverse effect on its results of operations, liquidity, or financial condition, there can be no assurances as to the ultimate success of the program. Uncertainties exist as to the Company's ability to detect all Year 2000 problems as well as its ability to achieve successful and timely resolution of all Year 2000 issues. Uncertainties also exist concerning the preparedness of the Company's critical suppliers to avoid Year 2000 related service and delivery interruptions. A "reasonably likely worst case" scenario of Year 2000 risks for the Company could include isolated performance problems with manufacturing or administrative systems, isolated interruption of deliveries from critical suppliers, and product liability issues. The consequences of these issues may include increases in manufacturing and administrative costs until the problems are resolved, lost revenues, lower cash receipts, and product liability; however, the Company is unable to quantify the potential effect of these items on its results of operations, liquidity, or financial condition should some or a combination of these events come to pass.

Accounting Standards

     Effective January 1, 1999, the Company adopted the American Institute of Certified Public Accountants (AICPA) Statement of Position 98-5, Reporting on the Costs of Start-Up Activities (SOP 98-5). This accounting standard requires that certain start-up and pre-contract award costs be expensed as incurred. The Company will report a first quarter 1999 charge of $53 million, or $0.16 per diluted share, reflecting the initial application of SOP 98-5 and the cumulative effect of the change in accounting principle as of January 1, 1999.

     In March 1998, the AICPA issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (SOP 98-1). This accounting standard, which is effective for fiscal years beginning after December 15, 1998, requires that certain costs incurred in connection with internal-use computer software projects be capitalized. The adoption of SOP 98-1 is not expected to have a material effect on the Company's financial position or results of operations.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). This accounting standard, which is effective for all fiscal quarters of fiscal years beginning after June 15, 1999, requires that all derivatives be recognized as either assets or liabilities at estimated fair value. The adoption of SFAS No. 133 is not expected to have a material effect on the Company's financial position or results of operations.

Forward-Looking Statements

     Statements which are not historical facts contained in this 1998 Annual Report are forward-looking statements under the provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. These risks include, in addition to the specific uncertainties referenced in this report, the effect of worldwide political and market conditions, the impact of competitive products and pricing, the timing of awards and contracts, particularly international contracts, and risks inherent with large long-term fixed price contracts. Further information regarding the factors that could cause actual results to differ materially from projected results can be found in "Item 1-Business" in Raytheon's Annual Report on Form 10-K for the year ended December 31, 1998.

Raytheon Company Consolidated Balance Sheets

(In millions except share amounts)         December 31, 1998  December 31, 1997
-------------------------------------------------------------------------------
Assets
===============================================================================
Current assets
   Cash and cash equivalents                    $   421           $   296
   Accounts receivable, less allowance
     for doubtful accounts of $21 in 1998
     and $22 in 1997                                618             1,056
   Deferred federal and foreign income
     taxes (note I)                                 809             1,244
   Contracts in process (note D)                  4,842             4,661

   Inventories (note E)                           1,711             1,837
   Prepaid expenses and other current assets        236               139
-------------------------------------------------------------------------------
          Total current assets                    8,637             9,233

Property, plant, and equipment, net (note F)      2,275             2,891
Goodwill, net of accumulated amortization
  of $669 in 1998 and $308 in 1997               14,431            13,836
Other assets, net (notes G and L)                 2,596             2,638
-------------------------------------------------------------------------------
              Total assets                      $27,939           $28,598
===============================================================================

                                       16
Liabilities and Stockholders' Equity
===============================================================================
Current liabilities
Notes payable and current portion of
      long-term debt (note H)                   $   827           $ 5,656
Advance payments, less contracts
     in process of $1,159 in 1998 and
     $420 in 1997                                   865               525
Accounts payable                                  2,091             1,845
Accrued salaries and wages                          703               680
Other accrued expenses (note C)                   2,194             2,509
---------------------------------------------------------------------------
         Total current liabilities                6,680            11,215
  Accrued retiree benefits and other
     long-term liabilities (notes C and L)        1,679             1,766
  Deferred federal and foreign income
     taxes (note I)                                 561               786
  Long-term debt (note H)                         8,163             4,406

Commitments and contingencies (note J)

Stockholders' equity (note P)
  Preferred stock, $0.01 par value,
     200,000,000 shares authorized, none
       outstanding in 1998 and 1997
  Class A common stock, par value
     $0.01 per share, 450,000,000 shares
     authorized, 101,503,000 and 102,630,000
     shares outstanding in 1998 and 1997,
     respectively after deducting 839,000
     treasury shares in 1998                          1                 1
  Class B common stock, par value
     $0.01 per share, 1,000,000,000 shares
     authorized, 235,295,000 and 235,935,000
     shares outstanding in 1998 and 1997,
     respectively after deducting 3,889,000
     treasury shares in 1998                          2                 2
  Additional paid-in capital                      6,272             6,151
  Accumulated other comprehensive income            (50)              (23)
  Treasury stock                                   (257)               --
  Retained earnings                               4,888             4,294
------------------------------------------------------------------------------
         Total stockholders' equity              10,856            10,425
-------------------------------------------------------------------------------
              Total liabilities and
                  stockholders' equity          $27,939           $28,598
===============================================================================

Raytheon Company Consolidated Statements of Income

(In millions except per share amounts)

            Years Ended December 31:    1998        1997        1996
-------------------------------------------------------------------------------
Net sales                             $19,530     $13,673     $12,331
Cost of sales                          15,248      10,985       9,789
Administrative and selling expenses     1,664       1,189       1,021
Research and development expenses         582         415         323
-------------------------------------------------------------------------------
Total operating expenses               17,494      12,589      11,133
-------------------------------------------------------------------------------
Operating income                        2,036       1,084       1,198
-------------------------------------------------------------------------------
Interest expense                          739         397         256
Interest and dividend income              (28)        (38)       (102)
Other income, net                        (142)        (65)        (39)
-------------------------------------------------------------------------------
Non-operating expense, net                569         294         115
-------------------------------------------------------------------------------
Income before taxes                     1,467         790       1,083
Federal and foreign income taxes          603         263         322
-------------------------------------------------------------------------------
Net income                            $   864     $   527     $   761
===============================================================================
Earnings per common share

     Basic                            $  2.56     $  2.20     $  3.22
     Diluted                          $  2.53     $  2.18     $  3.17

                                       18

Raytheon Company Consolidated Statements of Stockholders' Equity

(In millions except per share amounts)                              Accumulated                       Compre-     Total
Years Ended December 31,         Common Stock      Additional     Other Compre-   Treasury  Retained  hensive  Stockholders'
  1998, 1997 and 1996:         Class A  Class B  Paid-in Capital  hensive Income   Stock    Earnings  Income       Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995            $241          $259           $ 5                     $3,787              $ 4,292
Net income                                                                                      761    $761          761
Other comprehensive income
  Foreign exchange translation
    adjustments                                                                                          (3)          (3)
  SFAS No. 115 valuation adjustment                                                                     (15)         (15)
  SFAS No. 87 pension adjustment                                                                          1            1
Other comprehensive income                                           (17)                               (17)
Comprehensive income-1996                                                                              $744
Dividends declared-$0.80 per share                                                             (190)                (190)
Common stock plan activity                 1            64                                                            65
Treasury stock activity                   (6)          (15)                                    (292)                (313)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996             236           308           (12)                     4,066                4,598
Net income                                                                                      527    $527          527
Other comprehensive income
  Foreign exchange translation
    adjustments                                                                                         (32)         (32)
  SFAS No. 115 valuation adjustment                                                                      26           26
  SFAS No. 87 pension adjustment                                                                         (5)          (5)
Other comprehensive income                                           (11)                               (11)
Comprehensive income-1997                                                                              $516
Dividends declared-$0.80 per share                                                             (209)                (209)
Common stock plan activity                 2           172                                                           174
Treasury stock activity                   (2)          (23)                                     (90)                (115)
Reduction of par value                  (234)          234                                                            --
Issuance of class A common stock    $1               5,460                                                         5,461
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997         1     2         6,151           (23)                     4,294               10,425
Net income                                                                                      864    $864          864
Other comprehensive income
  Foreign exchange translation
    adjustments                                                                                          (9)          (9)
  SFAS No. 115 valuation adjustment                                                                      (6)          (6)
  SFAS No. 87 pension adjustment                                                                        (12)         (12)
Other comprehensive income                                           (27)                               (27)
Comprehensive income-1998                                                                              $837
Dividends declared-$0.80 per share                                                             (270)                (270)
Common stock plan activity                             121                                                           121
Treasury stock activity (note P)                                                    $(257)                          (257)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998        $1    $2        $6,272          $(50)           $(257)   $4,888              $10,856
====================================================================================================================================

Raytheon Company Consolidated Statements of Cash Flows

(In millions)               Years Ended December 31:   1998     1997      1996
-------------------------------------------------------------------------------
Cash flows from operating activities
  Net income                                         $   864  $   527  $   761
  Adjustments to reconcile net income
  to net cash provided by operating
  activities, net of the effect of
  acquisitions and divestitures
     Depreciation and amortization                       761      457      369
     Net gain on sales of operating units               (141)     (72)      --
     Sales of receivables                              1,860    1,752    1,209
     Increase in accounts receivable                  (1,651)  (1,519)    (994)
     Increase in contracts in process                   (746)    (585)    (581)
     (Increase) decrease in inventories                 (168)      54      (38)
     Increase (decrease) in advance payments             345      (49)     (45)
     Increase in accounts payable                        265      128       49
     Net change in deferred federal and
       foreign income taxes                              513      130       47
     (Decrease) increase in accrued expenses            (744)      83     (374)
     Other adjustments, net                             (338)      57     (112)
-------------------------------------------------------------------------------
Net cash provided by operating activities                820      963      291
-------------------------------------------------------------------------------
Cash flows from investing activities
  Expenditures for property, plant, and equipment       (509)    (459)    (406)
  Proceeds from sales of property, plant,
    and equipment                                        700       69       16
  Increase in other assets                               (52)     (84)     (31)
  Payment for purchase of acquired companies,
    net of cash received                                 (96)  (3,087)    (584)
  Proceeds from sales of operating units
    and investments                                      748      705       67
-------------------------------------------------------------------------------
Net cash provided by (used in) investing activities      791   (2,856)    (938)
-------------------------------------------------------------------------------
Cash flows from financing activities
  Dividends                                             (271)    (189)    (190)
  (Decrease) increase in short-term debt              (4,828)    (597)   1,007
  Increase in long-term debt                           3,757    2,889        4
  Purchase of treasury shares                           (247)     (94)    (306)
  Proceeds under common stock plans                      103       44       57
  All other, net                                          --       --        3
-------------------------------------------------------------------------------
Net cash (used in) provided by financing activities   (1,486)   2,053      575
-------------------------------------------------------------------------------
Effect of foreign exchange rates on cash                  --       (1)      --
-------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents     125      159      (72)
Cash and cash equivalents at beginning of year           296      137      209
-------------------------------------------------------------------------------
Cash and cash equivalents at end of year             $   421  $   296  $   137
===============================================================================

                                       20
Note A: Accounting Policies

Principles of Consolidation

     The consolidated financial statements include the accounts of Raytheon Company (Raytheon or the "Company") and all domestic and foreign subsidiaries. All material intercompany transactions have been eliminated. Certain prior year amounts have been reclassified to conform with the current year presentation.

Revenue Recognition

     Sales under long-term contracts are primarily recorded under the percentage of completion method. Costs and estimated gross margins are recorded as sales as work is performed based on the percentage that incurred costs bear to estimated total costs utilizing the most recent estimates of costs and funding. Some contracts contain incentive provisions based upon performance in relation to established targets which are recognized in the contract estimates as deemed appropriate. Since many contracts extend over a long period of time, revisions in cost and funding estimates during the progress of work have the effect of adjusting earnings applicable to performance in prior periods in the current period. When the current contract estimate indicates a loss, provision is made for the total anticipated loss in the current period.

     Sales under certain fixed price contracts are recorded as products are shipped or services are rendered.

     Revenue from aircraft sales are generally recognized at the time of shipment. Revenue from certain qualifying non-cancelable aircraft lease contracts are accounted for as sales-type leases. The present value of all payments, net of executory costs, are recorded as revenue, and the related costs of the aircraft are charged to cost of sales. Associated interest, using the interest method, is recorded over the term of the lease agreements. All other leases for aircraft are accounted for under the operating method wherein revenue is recorded as earned over the rental aircraft lives. Service revenue is recognized ratably over contractual periods or as services are performed.

Research and Development Expenses

     Expenditures for company-sponsored research and development projects are expensed as incurred.

Cash and Cash Equivalents

     Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of 90 days or less. Under the Company's cash management program, checks and amounts in transit prior to December 31, 1998 were not considered reductions of cash or accounts payable until presented to the appropriate banks for payment. At December 31, 1997, checks and amounts in transit were $290 million. Cash equivalents are valued in accordance with the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS No. 115).

Contracts in Process

     Contracts in process are stated at cost plus estimated profit but not in excess of realizable value.

Inventories

     Inventories at Raytheon Aircraft are stated at the lower of cost (principally last-in, first-out) or market. All other inventories are stated at cost (principally first-in, first-out or average cost) but not in excess of realizable value.

Property, Plant, and Equipment

     Property, plant, and equipment are stated at cost. Major improvements are capitalized while expenditures for maintenance, repairs, and minor improvements are charged to expense. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in income. Provisions for depreciation are generally computed on a combination of accelerated and straight-line methods. Depreciation provisions are based on estimated useful lives as follows: buildings - 20 to 45 years, machinery and equipment - 3 to 10 years, and equipment leased to others - 5 to 10 years. Leasehold improvements are amortized over the lesser of the remaining life of the lease or the estimated useful life of the improvement.

Goodwill

     Goodwill is amortized on the straight-line method over its estimated useful life, but not in excess of 40 years. The Company evaluates the possible impairment of goodwill at each reporting period based on the undiscounted projected cash flows of the related business unit.

Impairment of Long-lived Assets

     The Company evaluates the recoverability of long-lived assets by measuring the carrying amount of the assets against the related estimated undiscounted future cash flows. When an evaluation indicates that the future undiscounted cash flows are not sufficient to recover the carrying value of the asset, the asset is adjusted to its estimated fair value.

Investments

     Investments include equity ownership of 20 percent to 50 percent in affiliated companies and of less than 20 percent in other companies. Investments in affiliated companies are accounted for under the equity method, wherein the Company's share of earnings and income taxes applicable to the assumed distribution of such earnings are included in net income. Other investments are stated at the lower of cost or fair value, and certain available for sale investments are accounted for in accordance with the provisions of SFAS No. 115.

Federal and Foreign Income Taxes

     The Company and its domestic subsidiaries provide for federal income taxes on pretax accounting income at rates in effect under existing tax law. Foreign subsidiaries have recorded provisions for income taxes at applicable foreign tax rates in a similar manner.

Translation of Foreign Currencies

     Assets and liabilities of foreign subsidiaries are translated at current exchange rates, and the effects of these translation adjustments are reported as a component of accumulated other comprehensive income in stockholders' equity. The balance at December 31, 1998 and 1997 was $(37) million and $(28) million, respectively. Foreign exchange transaction gains and losses in 1998, 1997, and 1996 were not material.

Accounting Pronouncements

     The Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS No. 130), during 1998. SFAS No. 130 established standards for reporting comprehensive income and its components, and is presented in the Consolidated Statements of Stockholders' Equity. The SFAS No. 115 valuation adjustment is shown net of tax benefits (provisions) of $3 million, $(14) million, and $8 million in 1998, 1997, and 1996, respectively.

     Effective January 1, 1999, the Company adopted the American Institute of Certified Public Accountants Statement of Position 98-5, Reporting on the Costs of Start-Up Activities (SOP 98-5). This accounting standard requires that certain start-up and pre-contract award costs be expensed as incurred. The Company will report a first quarter 1999 charge of $53 million, or $0.16 per diluted share, reflecting the initial application of SOP 98-5 and the cumulative effect of the change in accounting principle as of January 1, 1999.

Pension Costs

     The Company has several pension and retirement plans covering the majority of employees, including certain employees in foreign countries. Annual charges to income are made for the cost of the plans, including current service costs, interest on projected benefit obligations, and net amortization and deferrals, increased or reduced by the return on assets. Unfunded accumulated benefit obligations are accounted for as a long-term liability on the balance sheet. The Company annually funds those pension costs which are calculated in accordance with Internal Revenue Service regulations and standards issued by the Cost Accounting Standards Board.

Interest Rate Swap Agreements and Foreign Exchange Contracts

     The Company meets its working capital requirements with a combination of variable rate short-term and fixed rate long-term financing. The Company enters into interest rate swap agreements with commercial banks primarily to reduce the impact of changes in interest rates on short-term financing arrangements. Settlement accounting is used for interest rate swaps. The Company also enters into foreign exchange contracts to minimize fluctuations in the value of payments due to international vendors and the value of foreign currency denominated receipts. The hedges used by the Company are transaction driven and are directly related to a particular asset, liability, or transaction for which a commitment is in place. Hedge accounting is used for foreign exchange contracts. Unrealized gains and losses are classified in the same manner as the item being hedged and are recognized in income when the transaction is complete. Interest rate swap agreements and foreign exchange contracts are held to maturity and no exchange-traded or over-the-counter instruments have been purchased. Cash flows are recognized in the statement of cash flows in the same category as the related item. The impact on the financial position and results of operations from likely changes in foreign exchange rates and interest rates is not material due to the minimizing of risk through the hedging of transactions related to specific assets, liabilities, or commitments.

Employee Stock Plans

     Proceeds from the exercise of stock options under employee stock plans are credited to common stock at par value, and the excess is credited to additional paid-in capital. There are no charges or credits to income for stock options. The fair value at the date of award of restricted stock is credited to common stock at par value, and the excess is credited to additional paid-in capital. The fair value is also charged to income as compensation expense over the vesting period. Income tax benefits arising from restricted stock transactions, employees' premature disposition of stock option shares, and exercise of non-qualified stock options are credited to additional paid-in capital. The Company adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123) in 1996. The standard defines a fair value based method of accounting for employee stock options. The pro forma net income and earnings per share effect of the fair value based accounting are disclosed in Note K, Employee Stock Plans.

Risks and Uncertainties

     Companies, such as Raytheon, which are engaged in supplying defense-related equipment to the government, are subject to certain business risks peculiar to that industry. Sales to the government may be affected by changes in procurement policies, budget considerations, changing concepts of national defense, political developments abroad, and other factors. The Company has maintained a solid foundation of defense systems which meet the needs of the United States and its allies, as well as serving a broad government program base and range of commercial electronics businesses. These factors lead management to believe that there is high probability of continuation of the Company's current major defense programs. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note B: Acquisitions and Divestitures

     The Company acquired the Texas Instruments' defense business (TI Defense) in July 1997 and merged with the defense business of Hughes Electronics Corporation (Hughes Defense) in December 1997.

     The following unaudited pro forma financial information combines the results of operations of Raytheon, TI Defense, and Hughes Defense as if the acquisition and merger had taken place on January 1, 1997 and January 1, 1996:

(In millions except per share amounts)       1997              1996
-------------------------------------------------------------------------------
Net sales                                 $ 21,359          $ 20,514
Net income                                     564               917
Basic earnings per share                      1.67              2.70
Diluted earnings per share                    1.66              2.68
-------------------------------------------------------------------------------

     The pro forma results are not necessarily indicative of what the results of operations would have been if the transactions had occurred on the applicable dates indicated, do not reflect the cost and revenue synergies expected to be realized, and are not intended to be indicative of future results of operations.

     The Hughes transaction, valued at $9.5 billion subject to post-closing adjustments, was comprised of approximately $5.5 billion in common stock and $4.0 billion in debt, which was assumed by the merged company. TI Defense was acquired for $2.9 billion in cash. Pursuant to the terms of the merger agreement, which requires an adjustment based on net assets, the final purchase price for Hughes Defense has not been determined. While the Company expects a reduction in purchase price from the original terms of the agreement, the amount, timing, and effect on the Company's financial position are uncertain.

     Assets acquired in conjunction with the merger with Hughes Defense include contracts in process of $1,357 million, inventories of $259 million, other current assets of $765 million, property, plant, and equipment of $924 million, and other assets of $1,609 million (primarily pension related). Liabilities assumed include debt of $4,033 million, current liabilities of $2,846 million, and long-term liabilities of $986 million. Goodwill resulting from the fair value of this transaction was $8,965 million.

     Assets acquired in conjunction with the acquisition of TI Defense include accounts receivable of $229 million, inventories of $223 million, other current assets of $126 million, and property, plant, and equipment of $306 million. Liabilities assumed include current liabilities of $646 million and long-term liabilities of $147 million. Goodwill resulting from the fair value of this transaction was $2,929 million.

     In 1998, the Company acquired AlliedSignal's Communications Systems business for $63 million. Also in 1998, the Company sold its commercial laundry business unit for $315 million in cash and $19 million in securities, its Raytheon Aircraft Montek subsidiary for $160 million, and other non-core business operations for $273 million.

     In 1997, the Company sold its home appliance, heating, air conditioning, and commercial cooking operations for $522 million. Also in 1997, the Company sold its Switchcraft and Semiconductor divisions for $183 million.

     The Company has included in its consolidated results of operations the following acquisitions made in June 1996, under the purchase method of accounting: the aircraft modification and defense electronics businesses of Chrysler Technologies, the engineering and construction assets of Rust International, and the marine communication assets of Standard Radio AB of Sweden. The cost of the acquisitions, net of cash acquired, was $584 million. No pro forma results have been presented since they would not be material to the Company's consolidated results.

     In April 1996, the Company sold Xyplex, its data-networking subsidiary, for $118 million in cash and securities.

Note C: Restructuring and Special Charges

     Restructuring charges and exit costs recognized in connection with business combinations include the cost of involuntary employee termination benefits and related employee severance costs, facility closures, and other costs associated with the Company's approved plans. Employee termination benefits include severance, wage continuation, medical, and other benefits. Facility closure and related costs include disposal costs of property, plant, and equipment, lease payments, lease termination costs, and net gain or loss on sales of closed facilities.

     In 1998, the Company recorded restructuring and special charges totaling $252 million of which $85 million is included in cost of sales and $167 million is included in administrative and selling expenses. The charges included $33 million for costs pertaining to restructuring actions taken by the Engineering and Construction segment, $167 million for asset impairments in the Electronics businesses, and $52 million for asset impairments in the Engineering and Construction segment.

     In 1997, the Company recorded restructuring and special charges totaling $495 million of which $401 million is included in cost of sales and $94 million is included in administrative and selling expenses. The charges included $295 million for costs related to restructuring actions at the Electronics businesses ($220 million) and at the Engineering and Construction segment ($75 million). The charges also included $63 million for one-time costs associated with the merger with Hughes Defense and the acquisition of TI Defense. Special charges of $137 million related to asset impairments in the Electronics businesses ($57 million), contract valuations in the Engineering and Construction segment ($50 million), and a permanent impairment in the Aircraft segment ($30 million).

     In 1996, the Company recorded a $34 million special charge, which is included in cost of sales.

Restructuring Charges and Exit Costs -- Electronics

     In January 1998, the Company announced plans to consolidate and reorganize its Electronics businesses, including the operations of Hughes Defense and TI Defense. In connection with these actions, the Company recorded $804 million of restructuring and exit costs. The Company recorded a $220 million restructuring charge in the fourth quarter of 1997, including $148 million for employee separation costs and $72 million for facilities exit costs. While a higher than planned rate of attrition and lower than expected cost of severance per employee have reduced the Company's estimates of employee related costs, these costs savings have been more than offset by higher than expected facilities exit costs. In addition, during the fourth quarter of 1998, the Company committed to close additional facilities and further reduce employment. The Company's revised estimate of exit costs include $125 million for employee separation costs and $95 million for facilities exit costs.

     The remaining $584 million of exit costs were recorded as liabilities assumed in connection with the merger with Hughes Defense and the acquisition of TI Defense. Costs of $300 million were recorded in 1997, reflecting the Company's initial plan related to the reorganization and consolidation of these operations. In 1998, as a result of finalization of these plans, additional exit costs of $284 million were accrued. The Company's final estimate of exit costs include $260 million for employee separation costs and $324 million for facilities exit costs.

     The $804 million of restructuring and exit costs provides for severance and related benefits for approximately 15,400 employees and costs to vacate and dispose of approximately 11 million square feet of facility space. The Company expects to essentially complete these actions by the end of 1999. While these actions are intended to improve the Company's competitive position, there can be no assurances as to their ultimate success or that additional restructuring actions will not be required.

Electronics Restructuring and Exit Costs
-------------------------------------------------------------------------------
(In millions)                                    1998             1997
-------------------------------------------------------------------------------
Accrued liability at beginning of year          $  520             --
Charges and liabilities accrued
  Severance and other employee related costs        35          $  350
  Facility closure and related costs               249             170
-------------------------------------------------------------------------------
                                                   284             520
-------------------------------------------------------------------------------
Costs incurred
  Severance and other employee related costs       104              --
  Facility closure and related costs               137              --
-------------------------------------------------------------------------------
                                                   241              --
-------------------------------------------------------------------------------
Accrued liability at end of year                $  563          $  520
===============================================================================
Cash expenditures                               $  234             --
Number of employee terminations
  due to restructuring actions                   6,600             --
-------------------------------------------------------------------------------

     In addition to the $241 million of restructuring and exit costs incurred in 1998, the Company also incurred $56 million of capital expenditures and period expenses in 1998 related to the implementation of the Electronics businesses consolidation and reorganization.

Restructuring Charges -- Engineering and Construction

     In January 1998, the Company announced plans to reduce the Raytheon Engineers & Constructors (RE&C) workforce by 1,000 employees and to close or partially close 16 offices, or approximately 1.1 million square feet of facilities. In connection with these actions and other committed but unannounced actions, the Company recorded a $75 million restructuring charge in the fourth quarter of 1997. The restructuring charge included $31 million for employee severance for approximately 2,300 people, including the 1,000 positions announced in January 1998, and $44 million for facilities exit. In the fourth quarter of 1998, the Company modified the plan that was announced in January 1998 to close fewer facilities. As a result of the modification, the number of employee terminations was reduced from approximately 2,300 people to approximately 1,400 people; however, the cost savings realized as a result of these reductions were offset by higher than expected facilities exit costs. In October 1998, the Company also announced plans for an additional 260 person reduction in the RE&C workforce and recorded an additional $33 million restructuring charge.

     While these actions are intended to improve the Company's competitive position, there can be no assurances as to their ultimate success or that additional restructuring actions will not be required.

Engineering and Construction Restructuring Costs
-------------------------------------------------------------------------------
(In millions)                                    1998             1997
-------------------------------------------------------------------------------
Accrued liability at beginning of year         $   75              --
Charges and liabilities accrued
  Severance and other employee related costs       22          $   31
  Facility closure and related costs               11              44
-------------------------------------------------------------------------------
                                                   33              75
-------------------------------------------------------------------------------
Costs incurred
  Severance and other employee related costs       19              --
  Facility closure and related costs               23              --
-------------------------------------------------------------------------------
                                                   42              --
-------------------------------------------------------------------------------
Accrued liability at end of year               $   66          $   75
===============================================================================
Cash expenditures                              $   42              --
Number of employee terminations due to
  restructuring actions                         1,300              --
-------------------------------------------------------------------------------

                                       28
Special Charges

     In the second quarter of 1998, the Company's partner in a Commercial Electronics joint venture in Korea began to experience financial difficulties. As a result, the Company recorded a $42 million special charge to recognize a permanent impairment of its investment in the joint venture, reducing the book value of the investment to estimated fair value. During the third quarter of 1998, the financial condition of the joint venture deteriorated further, and the Company recorded an additional $83 million special charge to exit a line of business, which included writing off its remaining investment in the Korean joint venture.

     In 1998, the Company also recorded a $52 million special charge for asset impairment related to the RE&C restructuring actions to exit two operations which are scheduled to be closed in 1999. The charge includes $45 million of goodwill associated with one of the operations to be exited and $7 million for the estimated loss on disposition of the other operation.

     Also in 1998, the Company recorded a $42 million special charge to write down the assets of two operations in the Electronics businesses that the Company had decided to sell to estimated fair value of approximately $125 million. One sale was completed during 1998. The other sale is expected to close in 1999. The operating results, which are not material, continue to be included in the Company's results of operations.

     In 1997, the Company recorded a $63 million special charge primarily for one-time costs in the Electronics businesses associated with the merger with Hughes Defense and the acquisition of TI Defense. The Company also recorded a $57 million special charge primarily to write down to estimated fair value certain assets in the Electronics businesses that the Company had decided to sell. The sale of these assets was completed in 1998 and the proceeds and loss on disposition were not material.

     Also in 1997, the Company recorded a $50 million special charge for contract valuations at RE&C and a $30 million special charge to recognize a permanent impairment at Raytheon Aircraft.

     In 1996, the Company recorded a $34 million special charge to close a Major Appliances operation.

                                       29
Note D: Contracts in Process

(In millions)
Contracts in process consisted of the following at December 31, 1998:
                                   Cost Type     Fixed Price Type    Total
-------------------------------------------------------------------------------
U.S. government end-use contracts
   Billed                           $   374         $    555      $    929
   Unbilled                             928            4,150         5,078
   Less progress payments               --            (2,753)       (2,753)
-------------------------------------------------------------------------------
         Total                        1,302            1,952         3,254
-------------------------------------------------------------------------------
Other customers
   Billed                               300              498           798
   Unbilled                             418              864         1,282
   Less progress payments                --             (492)         (492)
-------------------------------------------------------------------------------
         Total                          718              870         1,588
-------------------------------------------------------------------------------
                                    $ 2,020         $  2,822      $  4,842
===============================================================================

(In millions)
Contracts in process consisted of the following at December 31, 1997:
                                   Cost Type     Fixed Price Type    Total
-------------------------------------------------------------------------------
U.S. government end-use contracts
   Billed                           $   534         $    400      $    934
   Unbilled                             404            3,658         4,062
   Less progress payments                --           (1,968)       (1,968)
-------------------------------------------------------------------------------
         Total                          938            2,090         3,028
-------------------------------------------------------------------------------
Other customers
     Billed                              70              321           391
     Unbilled                           210            1,308         1,518
     Less progress payments              --             (276)         (276)
-------------------------------------------------------------------------------
         Total                          280            1,353         1,633
-------------------------------------------------------------------------------
                                    $ 1,218         $  3,443      $  4,661
===============================================================================
     The U.S. government has a security title to unbilled amounts associated with contracts that provide for progress payments.

     Unbilled amounts are primarily recorded on the percentage of completion method and are recoverable from the customer upon shipment of the product, presentation of billings, or completion of the contract.

     Billed and unbilled contracts in process include retentions arising from contractual provisions. At December 31, 1998, retentions amounted to $279 million and are anticipated to be collected as follows: 1999-$132 million, 2000-$90 million, and the balance thereafter.

                                       30
Note E: Inventories

(In millions)
Inventories consisted of the following at December 31:    1998         1997
-------------------------------------------------------------------------------
Finished goods                                          $   317      $   314
Work in process                                             915        1,340
Materials and purchased parts                               746          509
Excess of current cost over LIFO values                    (150)        (154)
-------------------------------------------------------------------------------
                                                          1,828        2,009
Less progress payments                                     (117)        (172)
------------------------------------------------------------------------------
                                                        $ 1,711      $ 1,837
==============================================================================

     Included in inventories are amounts related to certain fixed price contracts under which sales are recorded as products are shipped.

     The inventory values from which the excess of current cost over LIFO values are deductible were $564 million and $504 million at December 31, 1998 and 1997, respectively.

Note F: Property, Plant, and Equipment

(In millions)
Property, plant, and equipment consisted of the following at
                              December 31: 1998           1997
------------------------------------------------------------------------------
Land                                       $   70        $   78
Buildings and leasehold improvements        1,828         1,754
Machinery and equipment                     2,376         3,299
Equipment leased to others                    201           119
------------------------------------------------------------------------------
                                            4,475         5,250
Less accumulated depreciation and
   amortization                            (2,200)       (2,359)
------------------------------------------------------------------------------
                                           $2,275        $2,891
==============================================================================

     Depreciation expense was $380 million, $318 million, and $276 million in 1998, 1997, and 1996, respectively. During September 1998, the Company entered into a $490 million property sale and five-year operating lease facility.

     Accumulated depreciation of equipment leased to others was $10 million and $8 million at December 31, 1998 and 1997, respectively. Future minimum lease payments from non-cancelable aircraft operating leases, which extend to 2013, amounted to $90 million.

At December 31, 1998, these payments were due as follows:
------------------------------------------------------------------------------
(In millions)  1999      $ 16
               2000        16
               2001        16
               2002        13
               2003         8
         Thereafter        21
------------------------------------------------------------------------------

Note G: Other Assets

(In millions)
Other assets consisted of the following at December 31: 1998       1997
------------------------------------------------------------------------------
Long-term receivables
  Due from customers in installments to 2012          $   222    $   148
  Sales-type leases, due in installments to 2015           20         27
  Other, principally due through 2007                      42         42
Investments                                               387        372
Prepaid pension and other noncurrent assets             1,925      2,049
------------------------------------------------------------------------------
                                                      $ 2,596    $ 2,638
==============================================================================

     The Company provides long-term financing principally to its aircraft customers. Long-term receivables include commuter airline receivables of $113 million and $63 million at December 31, 1998 and 1997, respectively. Since it is the Company's policy to have the aircraft serve as collateral for the commuter airline receivables, the Company does not expect to incur any material losses against the net book value of the long-term receivables.

     The Company sells receivables, including government short-term receivables, general and commuter aviation long-term receivables, and engineering and construction short-term receivables, to a bank syndicate and other financial institutions. The banks have a first priority claim on all proceeds, including the underlying equipment and any insurance proceeds, and have recourse against the Company, at varying percentages, depending upon the character of the receivables sold. For the general and commuter aviation long-term receivables, the underlying aircraft serve as collateral for the aircraft receivables, and the future resale value of the aircraft is an important consideration in the transaction. Based on experience to date with resale activities and pricing, the Company believes that any liability arising from these transactions will not have a material effect on the Company's financial position, liquidity, or results of operations.

     In connection with the sale of receivables, the following special purpose entities had been established as of December 31, 1998: Raytheon Receivables, Inc., Raytheon Aircraft Receivables Corporation, and Raytheon Engineers & Constructors Receivables Corporation. The Company sells receivables through these special purpose entities, retains the servicing rights, and receives a servicing fee which is recognized as collected over the remaining term of the related receivables sold. Estimated gains or losses from the sale of receivables are recognized in the period in which the sale occurs. In determining the gain or loss on each qualifying sale of receivables, the investment in the sold receivable pool is allocated between the portion sold and the portion retained based on their relative estimated fair values at the date of sale. The retained interest includes servicing rights, interest only strips, and subordinated certificates. These financial instruments are recorded at estimated fair value. The balance of receivables sold to banks or financial institutions outstanding at December 31, 1998 and 1997, was $3,002 million and $2,909 million, respectively.

Note H: Notes Payable and Long-term Debt

(In millions)
Debt consisted of the following at December 31:         1998          1997
-------------------------------------------------------------------------------
Notes payable at a weighted average interest
  rate of 6.71% for 1998 and 6.30% for 1997            $   34       $ 3,641
Commercial paper at a weighted average interest
  rate of 5.91% for 1998 and 6.46% for 1997               785         2,010
Current portion of long-term debt                           8             5
-------------------------------------------------------------------------------
    Notes payable and current portion of
      long-term debt                                      827         5,656
-------------------------------------------------------------------------------
Notes due through 2005, 5.70% to 6.50%,
  not redeemable prior to maturity                      3,557         2,206
Notes due from 2007 to 2010, 6.15% to 6.75%,
  redeemable at any time                                2,002           957
Debentures due from 2010 to 2028, 6.00% to
  7.375%, redeemable at varying dates                   2,212           826
Commercial paper backed by five year fixed
  for variable interest rate swap at 6.40%                375           375
Other notes with varying interest rates                    25            47
Less installments due within one year                      (8)           (5)
-------------------------------------------------------------------------------
Long-term debt                                          8,163         4,406
-------------------------------------------------------------------------------
          Total debt                                   $8,990       $10,062
===============================================================================

     In 1998, the Company issued $500 million of 5.95% notes due in 2001, $450 million of 6.30% notes due in 2005, $400 million of 5.70% notes due in 2003, $750 million of 6.15% notes due in 2008, $300 million of 6.55% notes due in 2010, $250 million of 6.00% debentures due in 2010, $550 million of 6.40% debentures due in 2018, $350 million of 6.75% debentures due in 2018, and $250 million of 7.00% debentures due in 2028. The proceeds from these issues were used for acquisition refinancing and to reduce short-term borrowings.

     In 1997, the Company issued $500 million of 7.20% debentures due in 2027, $1,000 million of 6.75% notes due in 2007, $1,000 million of 6.45% notes due in 2002, and $500 million of 6.30% notes due in 2000. The proceeds from these issues were used for acquisition financing.

     Commercial paper in the amount of $375 million has been classified as long-term due to Company borrowings of that amount which are supported by a five year Syndicated Bank Credit Agreement combined with a five year fixed for variable interest rate swap which matures during 2000.

Excluding commercial paper classified as long-term, the aggregate amounts of installments due on long-term debt for the next five years are:
-------------------------------------------------------------------------------
(In millions)       1999      $   8
                    2000        877
                    2001        502
                    2002      1,002
                    2003        403
-------------------------------------------------------------------------------

     Lines of credit with certain commercial banks totaling $4.4 billion at December 31, 1998 exist as standby facilities to support the issuance of commercial paper by the Company. At December 31, 1998, there were no borrowings under these lines of credit. At December 31, 1997, the Company had lines of credit totaling $9.0 billion as a source of direct borrowing and as a standby facility to support the issuance of commercial paper of which $3.5 billion was outstanding. Credit lines or commitments with banks were maintained by subsidiary companies amounting to $202 million and $252 million at December 31, 1998 and 1997, respectively. Compensating balance arrangements are not material.

     The principal amounts of long-term debt were reduced by debt issue discounts and interest rate hedging costs of $76 million and $105 million respectively, on the date of issuance, and are reflected as follows at:
(In millions)                 December 31:    1998             1997
-------------------------------------------------------------------------------
Principal                                    $8,317           $4,542
Unamortized issue discounts                     (66)             (38)
Unamortized interest rate
  hedging costs                                 (88)             (98)
-------------------------------------------------------------------------------
Long-term debt                               $8,163           $4,406
===============================================================================

     The Company has bank agreement covenants. The most restrictive requires that the earnings before interest and taxes be at least three times net interest expense for the prior four quarters. The Company was in compliance with this covenant during 1998, 1997, and 1996.

     Total interest payments were $778 million, $295 million, and $257 million for 1998, 1997, and 1996, respectively.

Note I: Federal and Foreign Income Taxes

     Income reported for federal and foreign tax purposes differs from pretax accounting income due to variations between Internal Revenue Code requirements and the Company's accounting practices. The provisions for federal and foreign income taxes in 1998, 1997, and 1996 consisted of the following:

(In millions)                                 1998         1997         1996
-------------------------------------------------------------------------------
Current income tax expense
  Federal                                     $ 46         $191         $170
  Foreign                                        7            9           34

Deferred income tax expense (benefit)
  Federal                                      559           61          151
  Foreign                                       (9)           2          (33)
-------------------------------------------------------------------------------
                                              $603         $263         $322
===============================================================================

     The provision for income taxes in 1998, 1997, and 1996 differs from the U.S. statutory rate due to the following:
-------------------------------------------------------------------------------
Tax at statutory rate                         35.0%        35.0%        35.0%
Research and development tax credit           (0.3)        (2.2)        (4.6)
Foreign sales corporation tax benefit         (1.3)        (2.1)        (2.5)
Goodwill amortization                          7.7          3.2          1.7
Other, net                                      --         (0.6)         0.1
-------------------------------------------------------------------------------
                                              41.1%        33.3%        29.7%
===============================================================================

     In 1998, 1997, and 1996, domestic profit before taxes amounted to $1,431 million, $743 million, and $1,061 million, respectively, and foreign profit before taxes amounted to $36 million, $47 million, and $22 million, respectively.

     Cash (refunds) payments were $(16) million, $169 million, and $275 million in 1998, 1997, and 1996, respectively.

     In 1998 and 1997, net deferred tax assets were increased by $371 million and $393 million, respectively, in connection with acquisitions and subsequent adjustments to acquisitions.

     Deferred federal and foreign income taxes consisted of the following at:
(In millions)                        December 31: 1998         1997
-------------------------------------------------------------------------------
Current deferred tax assets (liabilities)
     Inventory and other                         $  84         $ 444
     Long-term contracts                           459           582
     Restructuring reserves                        262           126
     Inventory capitalization                      (27)          (24)
     Other                                          31            85
-------------------------------------------------------------------------------
Net current deferred tax assets                    809         1,213
Current period tax prepaid                                        31
Deferred federal and foreign income taxes
     -- current                                  $ 809        $1,244
-------------------------------------------------------------------------------
Noncurrent deferred tax assets (liabilities)
     Depreciation                                $(159)       $ (284)
     Revenue on leases                            (104)          (75)
     Pension                                      (521)         (588)
     Postretirement benefits                       249           247
     Other                                         (26)          (86)
-------------------------------------------------------------------------------
Deferred federal and foreign income taxes
     -- noncurrent                               $(561)       $ (786)
===============================================================================

     At December 31, 1998, $105 million of taxes payable was included in accounts payable.

Note J: Commitments and Contingencies

     At December 31, 1998, the Company had commitments under long-term leases requiring approximate annual rentals on a net lease basis as follows:
-------------------------------------------------------------------------------
(In millions)            1999    $366
                         2000     331
                         2001     292
                         2002     236
                         2003     355
                   Thereafter     881
-------------------------------------------------------------------------------

     Remaining lease payments under the Company's $490 million property sale and five-year operating lease facility, which are included in the table above, approximate $109 million in 1999, $94 million in 2000, $77 million in 2001, $63 million in 2002, and $212 million in 2003. The lease facility contains covenants that are substantially similar to those in the Company's senior credit facilities.

     Certain lease commitments will be terminated or reduced in connection with facility and office closures and the optimization of facility utilization.

     Rental expense for 1998, 1997, and 1996 amounted to $283 million, $136 million, and $113 million, respectively.

     Defense contractors are subject to many levels of audit and investigation. Among agencies that oversee contract performance are the Defense Contract Audit Agency, the Inspector General, the Defense Criminal Investigative Service, the General Accounting Office, the Department of Justice, and Congressional Committees. Over recent years, the Department of Justice has convened Grand Juries from time to time to investigate possible irregularities by the Company in government contracting. Such investigations, individually and in the aggregate, are not expected to have a material adverse effect on the Company's financial position or results of operations.

     The Company self-insures for losses and expenses for aircraft product liability up to a maximum of $50 million annually. Insurance is purchased from third parties to cover excess aggregate liability exposure from $50 million to $1.2 billion. This coverage also includes the excess of liability over $10 million per occurrence. The aircraft product liability reserve was $30 million at December 31, 1998.

     Recurring costs associated with the Company's environmental compliance program are not material and are expensed as incurred. Capital expenditures in connection with environmental compliance are not material. The Company is involved in various stages of investigation and cleanup relative to remediation of various sites. All appropriate costs expected to be incurred in connection therewith have been accrued at December 31, 1998. Due to the complexity of environmental laws and regulations, the varying costs and effectiveness of alternative cleanup methods and technologies, the uncertainty of insurance coverage, and the unresolved extent of the Company's responsibility, it is difficult to determine the ultimate outcome of these matters; however, any additional liability is not expected to have a material effect on the Company's financial position, liquidity, or results of operations after giving effect to provisions previously recorded.

     The Company issues guarantees and has banks issue, on its behalf, letters of credit to meet various bid, performance, warranty, retention, and advance payment obligations. Approximately $1,527 million, $1,148 million, and $1,363 million of these contingent obligations, net of related outstanding advance payments, were outstanding at December 31, 1998, 1997, and 1996, respectively. These instruments expire on various dates through the year 2005.

     Pursuant to the terms of the merger agreement, which requires an adjustment based on net assets, the final purchase price for Hughes Defense has not been determined. While the Company expects a reduction in purchase price from the original terms of the agreement, the amount, timing, and effect on the Company's financial position are uncertain.

     In addition, various claims and legal proceedings generally incidental to the normal course of business are pending or threatened against the Company. While the ultimate liability from these proceedings is presently indeterminable, any additional liability is not expected to have a material effect on the Company's financial position, liquidity, or results of operations after giving effect to provisions already recorded.

Note K: Employee Stock Plans

     The 1976 Stock Option Plan provides for the grant of both incentive and nonqualified stock options at an exercise price which is 100 percent of the fair value on the date of grant. No further grants are allowed under this plan. The 1991 Stock Plan provides for the grant of incentive stock options at an exercise price which is 100 percent of the fair value, and nonqualified stock options at an exercise price which may be less than the fair value on the date of grant. The 1995 Stock Option Plan provides for the grant of both incentive and nonqualified stock options at an exercise price which is not less than 100 percent of the fair value on the date of grant.

     The plans also provide that all stock options may be exercised in their entirety 12 to 24 months after the date of grant. Incentive stock options terminate 10 years from the date of grant, and those stock options granted after December 31, 1986 become exercisable to a maximum of $100,000 per year. Nonqualified stock options terminate 11 years from the date of grant or 10 years and a day if issued in connection with the 1995 Stock Option Plan. In 1997, the Company issued conversion stock options covering 4.8 million shares in substitution of nonqualified stock options held by employees of TI Defense and Hughes Defense. In accordance with the terms of the original grants, these replacement stock options have remaining exercise periods of up to nine years and become exercisable at various times through January 2001.

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

     No further grants are allowed under the 1991 Stock Plan, 1995 Stock Option Plan, and 1997 Nonemployee Directors Restricted Stock Plan after March 26, 2001, March 21, 2005, and November 25, 2006, respectively.

     Restricted stock awards entitle the participant to full dividend and voting rights. Unvested shares are restricted as to disposition and subject to forfeiture under certain circumstances. Compensation expense is recognized over the vesting periods. Awards of 541,100, 315,900, and 19,500 shares of restricted stock and restricted units were made to employees and directors at a weighted average value at the grant date of $57.21, $47.92, and $50.87 in 1998, 1997, and 1996, respectively. There were 834,900, 1,678,700, and 1,443,400 shares of restricted stock and restricted units outstanding at December 31, 1998, 1997, and 1996, respectively. The amount of compensation expense recorded was $15 million, $22 million, and $7 million in 1998, 1997, and 1996, respectively. In 1997, $12 million of compensation expense was related to accelerated vesting of restricted stock as a result of the merger with Hughes Defense.

     There were 53.7 million, 52.8 million, and 49.6 million shares of common stock (including shares held in treasury) reserved for stock options and restricted stock awards at December 31, 1998, 1997, and 1996, respectively.

     The 1976 Stock Option Plan, 1991 Stock Plan, 1995 Stock Option Plan, and 1997 Nonemployee Directors Restricted Stock Plan utilize Class B common stock.

Information for 1998, 1997, and 1996 follows:
                                                        Weighted Average
(Share amounts in thousands)                 Shares       Option Price
-------------------------------------------------------------------------------
Outstanding at
December 31, 1995                            10,781         $30.63
     Granted                                  3,890          52.53
     Exercised                               (1,845)         26.91
     Expired                                   (256)         45.47
-------------------------------------------------------------------------------
Outstanding at
December 31, 1996                            12,570         $37.65
     Granted                                  8,950          43.84
     Exercised                               (1,698)         31.18
     Expired                                   (312)         49.13
-------------------------------------------------------------------------------
Outstanding at
December 31, 1997                            19,510         $40.87
     Granted                                  6,945          55.54
     Exercised                               (2,917)         35.44
     Expired                                   (816)         51.13
-------------------------------------------------------------------------------
Outstanding at
December 31, 1998                            22,722         $45.68
===============================================================================

     The following table summarizes information about stock options outstanding at December 31, 1998 (share amounts in thousands):
-------------------------------------------------------------------------------
                      Options Outstanding                  Options Exercisable
-----------------------------------------------------  ------------------------
                                  Weighted
                   Shares          Average   Weighted     Shares       Weighted
                 Outstanding     Contractual Average   Exercisable     Average
Exercise        at December 31,   Remaining  Exercise  at December 31, Exercise
Price Range        1998            Life      Price        1998          Price
-----------------------------------------------------  ------------------------
$14.51 to $29.63    2,705        5.2 years   $22.65      2,537         $22.41
$31.13 to $49.75    6,589        6.8 years   $38.27      5,355         $36.68
$51.06 to $54.69    7,156        7.6 years   $52.14      6,921         $52.11
$55.59 to $59.31    6,272        9.5 years   $56.02        134         $56.16
-----------------------------------------------------  ------------------------
Total              22,722                               14,947
=====================================================  ========================

     Shares exercisable at the corresponding weighted average exercise price at December 31, 1998, 1997, and 1996, respectively, were 14.9 million at $41.58,
13.0 million at $37.35, and 8.8 million at $31.32.

     The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock. The Company has adopted the disclosure-only provisions of SFAS No. 123, accordingly, no compensation expense was recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards under these plans, consistent with the methodology prescribed under SFAS No. 123, the Company's net income and earnings per share would have approximated the pro forma amounts indicated below:

(In millions except per share amounts)  1998       1997       1996
-------------------------------------------------------------------------------
Net income-as reported                 $ 864      $ 527      $ 761
Net income-pro forma                   $ 820      $ 484      $ 739
Basic earnings per share-
     as reported                       $2.56      $2.20      $3.22
     pro forma                         $2.43      $2.02      $3.12
Diluted earnings per share-
     as reported                       $2.53      $2.18      $3.17
     pro forma                         $2.40      $2.00      $3.08
-------------------------------------------------------------------------------

     The weighted average fair value of each option granted in 1998, 1997, and 1996, respectively, is estimated as $10.40, $17.41, and $10.79 on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:
-------------------------------------------------------------------------------
Expected life                                 4 years
Assumed annual dividend growth rate
     (5 year historical rate)                 6%
Expected volatility                          15%
Risk free interest rate (month-end yields
     on 4 year treasury strips equivalent
     zero coupon)                            4.4% to 5.7% range
Assumed annual forfeiture rate               5%
-------------------------------------------------------------------------------

     The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to 1995, and additional awards in future years are anticipated.

Note L: Pension and Other Employee Benefits

     The Company has several pension and retirement plans covering the majority of its employees, including certain employees in foreign countries. The major plans provide pension benefits that are based on the five highest consecutive years of the employee's annual compensation in the ten years before retirement. Some of the plans covering hourly and union employees also contain provisions based upon a stated benefit amount per year of service. The Company's funding policy, for the majority of the plans, is to contribute annually at a rate that is intended to remain at a level percentage of compensation for the covered employees. Unfunded prior service costs under the funding policy are generally amortized over periods from 10 to 30 years.

     Total pension expense includes foreign pension expense of $10 million, $11 million, and $10 million in 1998, 1997, and 1996, respectively. Plan assets consist primarily of equity securities (including 13,919,000 shares of Raytheon Company Class A and Class B common stock combined, with a fair value of $736 million at December 31, 1998) and fixed income securities (including $15 million of Raytheon Company 6.75% notes due in 2007).

     In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees. Substantially all of the Company's U.S. employees may become eligible for these benefits if they reach normal retirement age while working for the Company. Some of the retiree health plans are paid for, in part, by retiree contributions, which are adjusted annually. Benefits are provided through various insurance companies whose charges are based either on the benefits paid during the year or annual premiums. Health benefits are provided to retirees, their covered dependents, and beneficiaries. Retiree life insurance plans cover the retiree only.

     In 1993, the Company adopted Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other than Pensions. At adoption, some of the plans began amortizing past service cost over 20 years, while others recognized the past service cost immediately.

     The Company is funding the liability for certain salaried and hourly employees and plans to continue to do so. The information presented below includes the effect of acquisitions, subsequent adjustments to acquisitions, and divestitures.

     Effective December 31, 1998, the Company adopted Statement of Financial Accounting Standards No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. This accounting standard revised the disclosure requirements for pension and other postretirement benefit plans.

Change in Benefit Obligation
===============================================================================
                                         Pension Benefits      Other Benefits
-------------------------------------------------------------------------------
(In millions)                December 31:  1998      1997       1998     1997
-------------------------------------------------------------------------------
Benefit obligation at
  beginning  of year                    $ 9,927    $ 4,267    $ 1,303   $ 732
Service cost                                338        143         30      10
Interest cost                               703        332         98      57
Plan participants' contributions             27         --         --      --
Amendments                                    3          3         (2)     (1)
Actuarial loss                              384        422         30      34
Acquisitions                                182      5,088         75     547
Divestitures                                (28)       (44)        (1)     --
Curtailments                                  2         (7)        --      --
Benefits paid                              (744)      (277)      (107)    (76)
-------------------------------------------------------------------------------
Benefit obligation at end of year       $10,794    $ 9,927    $ 1,426  $1,303
===============================================================================

Change in Plan Assets
===============================================================================
                                         Pension Benefits      Other Benefits
-------------------------------------------------------------------------------
(In millions)                December 31:  1998      1997       1998     1997
-------------------------------------------------------------------------------
Fair value of plan assets at
  beginning of year                     $12,188    $ 4,961    $  289   $ 184
Actual return on plan assets              1,388      1,097        22      18
Acquisitions                               (203)     6,388        --      94
Divestitures                                (40)       (47)       --      --
Company contribution                        175         66       107      69
Plan participants' contributions             27         --        --      --
Benefits paid                              (744)      (277)     (100)    (76)
-------------------------------------------------------------------------------
Fair value of plan assets at
  end of year                           $12,791    $12,188    $  318   $ 289
===============================================================================

Funded Status -- unrecognized components
===============================================================================
                                         Pension Benefits      Other Benefits
-------------------------------------------------------------------------------
(In millions)                December 31:  1998      1997       1998     1997
-------------------------------------------------------------------------------
Funded status                            $1,997     $2,261    $(1,108) $(1,014)
Unrecognized actuarial (gain) loss         (894)      (953)        21      (15)
Unrecognized transition (asset)
  obligation                                (18)       (26)       288      316

Unrecognized prior service cost             182        200        (14)     (13)
-------------------------------------------------------------------------------
Prepaid (accrued) benefit cost           $1,267     $1,482    $  (813) $  (726)
===============================================================================

Funded Status -- recognized in balance sheets
===============================================================================
                                         Pension Benefits      Other Benefits
-------------------------------------------------------------------------------
(In millions)                December 31:  1998      1997       1998     1997
-------------------------------------------------------------------------------
Prepaid benefit cost                     $1,674    $1,864     $   11   $    13
Accrued benefit liability                  (453)     (406)      (824)     (739)
Intangible asset                             15        11         --        --
Accumulated other
  comprehensive income                       31        13         --        --
-------------------------------------------------------------------------------
Prepaid (accrued) benefit cost           $1,267    $1,482     $ (813)  $  (726)
===============================================================================

Components of Net Periodic Benefit Cost
===============================================================================
                                 Pension Benefits          Other Benefits
-------------------------------------------------------------------------------
(In millions)               1998     1997     1996     1998     1997    1996
-------------------------------------------------------------------------------
Service cost                $  338  $ 143    $ 127     $ 30     $ 10    $  9
Interest cost                  703    332      307       98       57      52
Expected return on plan
  assets                   (1,016)   (401)    (352)     (25)     (19)    (16)
Amortization of transition
  (asset) obligation           (7)     (8)      (8)      25       27      27
Amortization of prior
  service cost                 19      20       20       (2)      (1)     --
Recognized net actuarial
  gain                        (30)    (21)      (5)      (1)      (7)     (6)
(Gain) loss due to
  curtailment                  --      (6)       1        1       11       3
-------------------------------------------------------------------------------
Net periodic benefit cost   $    7  $  59    $  90     $126     $ 78    $ 69
===============================================================================

Weighted Average Assumptions
===============================================================================
                                         Pension Benefits      Other Benefits
-------------------------------------------------------------------------------
(In millions)                December 31:  1998      1997       1998     1997
-------------------------------------------------------------------------------
Discount rate                             7.00%     7.25%       7.00%    7.25%
Expected return on plan assets            9.375%   9.375%       8.50%    8.50%
Rate of compensation increase              4.50%    4.50%       4.50%    4.50%
Health care trend rate in the next year                         6.00%    6.50%
Gradually declining to a trend rate of                          5.00%    5.00%
In the years                                                    2001 & Beyond
-------------------------------------------------------------------------------
     The effect of a one percent increase and decrease in the assumed health care trend rate for each future year for the aggregate of service and interest cost is $9 million and $(5) million, respectively, and for the accumulated postretirement benefit obligation is $99 million and $(66) million, respectively.

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $515 million, $483 million, and $151 million, respectively, as of December 31, 1998 and $350 million, $322 million, and $47 million, respectively, as of December 31, 1997.

     Under the terms of various savings and investment plans (defined contribution plans), covered employees are allowed to contribute up to a specific percentage of their pay, generally limited to $30,000 per year. The Company matches the employee's contribution, up to a maximum of generally between three and four percent of the employee's pay. Total expense for defined contribution plans was $121 million, $78 million, and $71 million in 1998, 1997, and 1996, respectively. The increase in 1998 expense is attributable to the merger with Hughes Defense in December 1997.

     The Company's annual contribution to the Raytheon Employee Stock Ownership Plans is approximately one-half of one percent of salaries and wages, limited to $160,000, of most United States salaried and hourly employees. The expense was $18 million, $15 million, and $15 million and the number of shares allocated to participant accounts was 271,000, 290,000, and 296,000 in 1998, 1997, and 1996,
respectively.

Note M: Business Segment Reporting

     The Company operates in three major business areas: Electronics, both defense and commercial, Engineering and Construction, and Aircraft. The Company is a leader in defense electronics, including missiles; radar; sensors and electro-optics; reconnaissance, surveillance and intelligence; command, control, communication, and information; training; simulation and services; naval and air traffic control systems; and aircraft integration systems. The Engineering and Construction segment offers full-service engineering and construction capabilities to clients worldwide. The Aircraft segment is one of the leading providers of business and special mission aircraft and delivers a broad line of jet, turboprop, and piston-powered airplanes to corporate and military customers worldwide. The Major Appliances segment was substantially divested in 1997 with the remaining operations sold in 1998. As a result of these dispositions, the Company has included the remaining operations of the Major Appliances segment within Total Electronics in 1998 and 1997.

     The Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS No.
131) during the fourth quarter of 1998. SFAS No. 131 established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments. It also established standards for related disclosures about products, services, and geographic areas.

     Reportable segments within Electronics have been determined based upon product lines and include the following: Defense Systems; Sensors and Electronics Systems; Intelligence, Information, and Aircraft Integration Systems; Command, Control, and Communication Systems; Training and Services; Commercial Electronics, and Other. Certain operating segments within Electronics have been aggregated as they exhibit similar long-term financial performance characteristics and do not meet the quantitative threshold.

     During the first quarter of 1999, the Company completed a reorganization of certain business segments to better align the operations with customer needs and to eliminate management redundancy. The Intelligence, Information, and Aircraft Integration Systems segment, with the exception of its Aircraft Integration Systems division, will merge with Command, Control, and Communication Systems to create Command, Control, Communication, and Information Systems. The Aircraft Integration Systems division was established as a separate segment called Aircraft Integration Systems. This organizational change will be reflected in the Company's 1999 financial statements.

                                       44
Operations by Business Segments
===============================================================================
                                         Sales             Operating income
-------------------------------------------------------------------------------
(In millions)                  1998      1997    1996      1998   1997   1996
-------------------------------------------------------------------------------
Defense Systems              $ 4,958                    $  885
Sensors and Electronics
  Systems                      3,011                       540
Intelligence, Information,
  and Aircraft Integration
  Systems                      2,667                       305
Command, Control, and
  Communication Systems,
  Training and Services,
  Commercial Electronics,
  and Other                    4,186                       302
-------------------------------------------------------------------------------
Total Electronics             14,822  $ 8,972  $ 6,186   2,032   $  856  $  793
Engineering and Construction   2,065    2,255    2,291    (253)      19     184
Aircraft                       2,643    2,446    2,345     257      209     181
Major Appliances                 --       --     1,509      --       --      40
-------------------------------------------------------------------------------
Total                        $19,530  $13,673  $12,331  $2,036   $1,084  $1,198
===============================================================================

                                                            Depreciation and
                                 Capital expenditures         amortization
-------------------------------------------------------------------------------
(In millions)                  1998      1997    1996      1998   1997   1996
-------------------------------------------------------------------------------
Defense Systems              $    79                    $   190
Sensors and Electronics
  Systems                        117                        194
Intelligence, Information,
  and Aircraft Integration
  Systems                         45                        114
Command, Control, and
  Communication Systems,
  Training and Services,
  Commercial Electronics,
  and Other                       79                        158
-------------------------------------------------------------------------------
Total Electronics                320  $   257  $   160      656  $   360 $  233
Engineering and Construction      41       18       27       28       33     24
Aircraft                         148      184      140       77       64     50
Major Appliances                  --       --       79       --       --     62
-------------------------------------------------------------------------------
Total                        $  509   $   459  $   406  $   761  $   457 $  369
===============================================================================

                                   Identifiable assets    Change in net debt
                                     at December 31:
-------------------------------------------------------------------------------
(In millions)                 1998     1997     1996    1998     1997     1996
-------------------------------------------------------------------------------
Defense Systems             $ 3,499                    $  (396)
Sensors and Electronics
  Systems                     1,722                       (101)
Intelligence, Information,
  and Aircraft Integration
  Systems                     1,870                       (161)
Command, Control, and
  Communication Systems,
  Training and Services,
  Commercial Electronics,
  and Other                   3,297                       (322)
Unallocated Electronics
   Items                     12,907                        387
-------------------------------------------------------------------------------
Total Electronics            23,295   $23,132  $ 6,177    (593)
Engineering and Construction  1,495     1,758    1,564    (239)
Aircraft                      2,377     2,510    2,153    (130)
Major Appliances                --        --      815      --
Corporate                       772     1,198     489     (235)
-------------------------------------------------------------------------------
Total                       $27,939   $28,598  $11,198 $(1,197) $6,178  $1,095
===============================================================================

     Identifiable assets attributed to Unallocated Electronics Items primarily consist of goodwill and prepaid pension. While these assets have not been allocated back to the segments, the associated income statement impact, including goodwill amortization, has been included in the determination of the Electronics segments operating income.

     All material intercompany transactions have been eliminated at the segment level for sales and operating income. Intercompany receivables are included in identifiable assets. Change in net debt represents the Company's internal criteria for evaluating cash flow performance by the segments. This amount includes intercompany balances that are eliminated in consolidation and is not necessarily representative of actual cash flows determined in accordance with generally accepted accounting principles.

     Information for the segments that comprise Total Electronics and all information related to the change in net debt has not been presented for 1997 and 1996, because the Company determined that it was impracticable to obtain the comparative information due to the significant acquisitions, divestitures, and reorganizations that took place during 1998 and 1997.

Operations by Geographic Areas
===============================================================================
                                       Outside United States
(In millions)         United States     (Principally Europe)    Consolidated
-------------------------------------------------------------------------------
Sales to unaffiliated customers
-------------------------------------------------------------------------------
1998                    $18,528             $1,002                 $19,530
1997                     12,907                766                  13,673
1996                     11,570                761                  12,331
-------------------------------------------------------------------------------
Identifiable assets at
-------------------------------------------------------------------------------
December 31, 1998       $26,934             $1,005                 $27,939
December 31, 1997        27,976                622                  28,598
December 31, 1996        10,545                653                  11,198
-------------------------------------------------------------------------------

     United States (U.S.) sales of $18,528 million, $12,907 million, and $11,570 million include export sales, principally to Europe, the Middle East, and Far East, of $2,380 million, $2,756 million, and $2,137 million in 1998, 1997, and 1996, respectively.

     Sales to major customers, principally in Electronics, in 1998, 1997, and 1996, were: U.S. government (end user), $11,167 million, $5,787 million, and $4,638 million, respectively, U.S. Department of Defense, $10,816 million, $4,591 million, and $4,032 million, respectively, and U.S. government (foreign military sales), $1,660 million, $483 million, and $502 million, respectively.

Note N: Quarterly Operating Results (unaudited)

(In millions except
per share amounts)             First         Second       Third        Fourth
-------------------------------------------------------------------------------
1998
-------------------------------------------------------------------------------
Net sales                      $4,574       $5,078        $4,436      $5,442
Cost of sales                   3,558        3,939         3,678       4,073
Net income                        215          270(1)         11(2)      368
Earnings per share
     Basic                       0.63         0.80(1)       0.03(2)     1.09
     Diluted                     0.63         0.79(1)       0.03(2)     1.08
Cash dividends per common share
     Declared                    0.20         0.20          0.20        0.20
     Paid                        0.20         0.20          0.20        0.20
Common stock prices per the Composite Tape
     Class A-High                59.50        59.19         59.63       58.56
     Class A-Low                 44.88        50.38         39.88       48.69
     Class B-High                60.69        60.19         60.75       59.81
     Class B-Low                 45.75        51.44         40.69       49.31

                                       47
-------------------------------------------------------------------------------
1997
-------------------------------------------------------------------------------
Net sales                      $2,899       $3,325        $3,445      $4,004
Cost of sales                   2,221        2,570         2,636       3,558
Net income                        183          210           211         (77)(3)
Earnings per share
     Basic                       0.78         0.89          0.90       (0.31)(3)
     Diluted                     0.77         0.88          0.88       (0.31)(3)
Cash dividends per common share
     Declared                    0.20         0.20          0.20        0.20
     Paid                        0.20         0.20          0.20        0.20
Common stock prices per the Composite Tape
     Class A-High                                                       57.00
     Class A-Low                                                        48.00
     Class B-High                51.25        53.88         60.56       60.50
     Class B-Low                 43.25        41.75         50.81       49.19
-------------------------------------------------------------------------------

(1) Includes special charges of $54 million after-tax, or $0.16 per diluted share.

(2) Includes restructuring and special charges of $104 million after-tax, or $0.30 per diluted share.

(3) Includes restructuring and special charges of $322 million after-tax, or $1.29 per diluted share.

Note: Earnings per share are computed independently for each of the quarters presented; therefore, the sum of the quarterly earnings per share may not equal the total computed for the year.

Note O: Financial Instruments

     The carrying value of certain financial instruments, including cash, cash equivalents, and short-term debt approximates estimated fair value due to their short maturities and varying interest rates of the debt.

     The carrying value of notes receivable approximates estimated fair value based principally on the underlying interest rates and terms, maturities, collateral, and credit status of the receivables.

     The carrying values of investments are based on quoted market prices or the present value of future cash flows and earnings which approximate estimated fair value.

     The value of guarantees and letters of credit approximates estimated fair value. The estimated fair value of long-term debt was based on current rates offered to the Company for similar debt with the same remaining maturities and approximates the carrying value.

     At December 31, 1998 and 1997, the Company had outstanding interest rate swap agreements and foreign currency forward exchange contracts which minimized or eliminated risk associated with interest rate changes or foreign currency exchange rate fluctuations. All of these financial instruments were related to specific transactions and particular assets or liabilities for which a firm commitment existed.

     These instruments were executed with credit-worthy institutions and the majority of the foreign currencies were denominated in currencies of major industrial countries.

     The following table summarizes major currencies and the approximate contract amounts associated with foreign exchange contracts at December 31:

(In millions)                1998                  1997
-------------------------------------------------------------------------------
                         Buy      Sell         Buy      Sell
British Pounds          $138      $100        $ 70      $ 27
Netherlands Guilders      41        89          45        --
German Marks              40        27          71        19
Canadian Dollars          20        50          13        66
Swiss Francs              12        85          --         8
Norwegian Kroner         100        --          --        --
All other                 49        25          57        49
-------------------------------------------------------------------------------
Total                   $400      $376        $256      $169
===============================================================================

     "Buy" amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies and "sell" amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies. Foreign exchange contracts that do not involve U.S. dollars have been converted to U.S. dollars for disclosure purposes.

     Swap contracts were $383 million and $386 million at December 31, 1998 and 1997, respectively. Swap contracts mature at various dates through the year 2000 and essentially fix the interest rates on a portion of variable rate debt. Under these agreements, the Company will pay the counterparties interest at a weighted average fixed rate of 6.5%, and the counterparties will pay the Company at a variable rate primarily equal to three-month LIBOR. The weighted average variable rate applicable to these agreements was 5.2% at December 31, 1998.

     Foreign exchange forward contracts, used primarily to minimize fluctuations in the values of foreign currency payments and receipts, have maturities at various dates through June 2003. Estimated fair values for these contracts, which approximate the contract amounts, were determined by applying December 31, 1998 spot rates to the six major currencies and comparing the U.S. dollar equivalents to the U.S. dollar contract amounts for the same currencies.

                                       49
Note P: Stockholders' Equity

     The Company has two classes of common stock-Class A and Class B. For all matters other than the election and removal of directors, Class A and Class B stockholders have equal voting rights. For the election or removal of directors only, the Class A stockholders have 80.1 percent of the total voting power and the Class B stockholders have the remaining 19.9 percent. Class A and Class B stockholders are entitled to receive the same amount per share of any dividends declared. Immediately following any dividend, split, subdivision, or other distribution of shares of Class A or Class B common stock, the number of shares must bear the same relationship to each other as immediately prior to such distribution. Except as indicated above, the rights of Class A and Class B stockholders are identical.

     In December 1997, the Company issued 102.6 million shares of Class A common stock and converted each share of Raytheon common stock into one share of Class B common stock in connection with its merger with Hughes Defense. The Company has agreed with the former parent of Hughes Defense that it will not propose a plan of recapitalization or certain other equity transactions that would adversely affect the tax free status of the merger.

     In December 1997, the Company retired 71.1 million shares of Class B common stock previously held in treasury. Prior to this retirement, the excess of cost over par value of treasury stock was charged proportionally to additional paid-in capital and retained earnings.

     In February 1995, the Board of Directors authorized the repurchase of up to 12 million shares of the Company's common stock and in January 1998, the Board of Directors ratified and reauthorized the repurchase of the remaining 2.5 million shares originally authorized. There have been 11 million shares purchased under these authorizations through December 31, 1998. There were 1.7 million shares repurchased under this program during 1998.

     In January 1998, the Board of Directors authorized the purchase of up to 5 million shares of the Company's common stock per year to counter the dilution due to the exercise of stock options. There were 2.9 million shares repurchased under this program during 1998 to offset 2.9 million shares issued due to the exercise of stock options.

     In November 1992, the Board of Directors authorized the purchase of up to 4 million shares of the Company's common stock per year over the next five years to counter the dilution due to the exercise of stock options. During 1997, outstanding shares were reduced by the repurchase of 1.7 million shares on the open market to offset 1.7 million shares issued due to the exercise of stock options.

     Basic earnings per share (EPS) excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Class A and B common stock have been aggregated in the basic and diluted EPS calculation which follows:

                                             1998       1997       1996
-------------------------------------------------------------------------------
Net income for basic and diluted EPS      $    864    $   527    $   761
Share information (in thousands)
     Average common shares
       outstanding for basic EPS           337,882     238,915    236,600
     Dilutive effect of stock options
       and restricted stock                  3,979       2,971      3,565
-------------------------------------------------------------------------------
     Shares for diluted EPS                341,861     241,886    240,165
Basic EPS                                 $   2.56    $   2.20   $   3.22
Diluted EPS                               $   2.53    $   2.18   $   3.17
-------------------------------------------------------------------------------

     Stock options to purchase 6.7 million, 8.2 million, and 3.7 million shares of common stock outstanding at December 31, 1998, 1997, and 1996, respectively, were not included in the computation of diluted EPS because the stock options' exercise price was greater than the average market price of the Company's common stock during the year.

Company Responsibility for Financial Statements

     The financial statements and related information contained in this Annual Report have been prepared by and are the responsibility of Raytheon's management. The Company's financial statements have been prepared in conformity with generally accepted accounting principles and reflect judgments and estimates as to the expected effects of transactions and events currently being reported. Raytheon's management is responsible for the integrity and objectivity of the financial statements and other financial information included in this report. To meet this responsibility, the Company maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are properly executed and recorded. The system includes policies and procedures, internal audits, and Company officers' reviews.

/s/ Peter R. D'Angelo

Executive Vice President,
Chief Financial Officer

/s/ Daniel P. Burnham

President and
Chief Executive Officer

     The Audit Committee of the Board of Directors is composed solely of outside directors. The Committee meets periodically and, when appropriate, separately with representatives of the independent accountants, Company officers, and the internal auditors to monitor the activities of each.

     Upon recommendation of the Audit Committee, PricewaterhouseCoopers LLP, independent accountants, were selected by the Board of Directors to audit the Company's financial statements and their report follows.

/s/ Dennis J. Picard

Chairman of the Board of Directors

Report of Independent Accountants

To the Board of Directors and
Stockholders of Raytheon Company

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of Raytheon Company at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
January 26, 1999