Form 10-K/A, Exhibit 13
period 1998-12-31
RAYTHEON CO/
filed 2000-01-21
CIK 1047122

EXHIBIT 13


                                        Five-Year Statistical Summary

(In millions except share amounts)    1998        1997          1996         1995         1994
-------------------------------------------------------------------------------------------------------
Results of Operations
=======================================================================================================
Net sales                        $  19,419(1)   $ 13,593      $ 12,257      $ 11,836      $ 10,070
Operating income                     2,006(2)      1,060(4)      1,192(6)      1,122(7)        888(9)
Interest expense                       739           397           256           197            49
Net income                             844(3)        511(5)        757(6)        795(8)        592(9)
Diluted earnings per share           $2.47(3)      $2.11(5)      $3.15(6)      $3.24(8)      $2.23(9)
Dividends declared per share          0.80          0.80          0.80          0.75         0.738
Average diluted shares
  outstanding (in thousands)       341,861       241,886       240,165       245,397       265,650

Financial Position at Year-End
=======================================================================================================
Current assets                   $   8,965      $  9,155      $  5,688      $  5,279      $  5,013
Property, plant, and
  equipment, net                     2,275         2,891         1,802         1,584         1,361
Total assets                        28,232        28,520        11,358         9,999         7,568
Current liabilities                  7,032        11,176         4,875         3,801         3,425
Long-term debt                       8,163         4,406         1,500         1,488            25
Total debt                           8,990        10,062         3,727         2,704         1,058
Stockholders' equity                10,797        10,386         4,575         4,273         3,906

General Statistics
=======================================================================================================
Total backlog                    $  24,045(10)  $ 21,515      $ 12,251      $ 10,662      $  8,213
U.S. government backlog
  included above                    14,622(10)    12,547         5,637         5,142         3,641
Capital expenditures                   509           459           406           329           267
Depreciation and amortization          761           457           369           371           304
Number of employees (actual)       108,200       119,200        75,300        73,200        60,200

(1) Includes a charge of $310 million.

(2) Includes a charge of $310 million and restructuring and special charges of $252 million.

(3) Includes a charge of $310 million pretax, restructuring and special charges of $252 million pretax, and a net gain on sales of operating units of $141 million pretax. The impact of these items combined was a net charge of $271 million after-tax, or $0.79 per diluted share.

(4) Includes restructuring and special charges of $495 million.

(5) Includes restructuring and special charges of $495 million pretax and a net gain on sales of operating units of $72 million pretax. The impact of these items combined was a net charge of $275 million after-tax, or $1.14 per diluted share.

(6) Includes a special charge of $34 million pretax, $22 million after-tax, or $0.09 per diluted share.

(7) Includes a charge of $77 million and a special charge of $125 million.

(8) Includes a charge of $77 million pretax, a special charge of $125 million pretax, and a net gain on sales of operating units of $210 million pretax. The impact of these items combined was a net gain of $5 million after-tax, or $0.02 per diluted share.

(9) Includes a restructuring charge of $250 million pretax, $162 million after-tax, or $0.61 per diluted share.

(10) During 1998, the Company changed its method of reporting backlog at certain locations as discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations.

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

Overview

     Raytheon Company (the "Company") is a global technology leader that operates in three major business areas: Electronics, both defense and commercial, Engineering and Construction, and Aircraft. The Electronics segments were established in conjunction with the consolidation and reorganization of the Company's Electronics businesses and the creation of Raytheon Systems Company in December 1997 in order to create a premier electronics company. The Company is a leader in defense electronics, including missiles; radar; sensors and electro-optics; reconnaissance, surveillance, and intelligence; command, control, communication, and information; training; simulation and services; naval and air traffic control systems; and aircraft integration systems. The Company's results of operations include the results of Texas Instruments' defense business
(TI Defense) which was acquired on July 11, 1997 and the defense business of Hughes Electronics Corporation (Hughes Defense) which merged with the Company on December 17, 1997. Raytheon Systems Company is comprised of the Defense Systems segment, the Sensors and Electronic Systems segment, the Intelligence, Information, and Aircraft Integration Systems segment, and the defense electronics portion of the segment that includes Command, Control, and Communication Systems, Training and Services, Commercial Electronics, and Other. The Engineering and Construction segment offers full-service engineering and construction capabilities to clients worldwide. The Aircraft segment is one of the leading providers of business and special mission aircraft and delivers a broad line of jet, turboprop, and piston-powered airplanes to corporate and military customers worldwide.

Consolidated Results of Operations

     On December 6, 1999, the SEC issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), which among other guidance, clarifies certain conditions to be met in order to recognize revenue. After reexamining the terms underlying certain transactions of Raytheon Aircraft, the Company has determined that revenue related to these transactions should be reversed. In view of the cumulative effect of the unrecorded adjustment on the results of future periods, the Company has restated its annual and quarterly consolidated financial statements. The restatements were required to reverse sales that the Company believed were properly recorded as bill and held sales when the manufacturing process was substantially complete and the rights of ownership of the aircraft had passed to the buyer, but before minor modifications had been completed and the physical delivery of the aircraft occurred. The restated financial statements reflect sales when final delivery of the aircraft occurred. As these adjustments relate to the timing of revenue recognition all reversals are recognized in later periods. The financial statements and related notes set forth in this Form 10-K/A reflect all such restatements.

     Net sales in 1998 were $19.4 billion compared with $13.6 billion in 1997 and $12.3 billion in 1996. Sales to the U.S. Department of Defense were 56 percent of sales in 1998, 34 percent in 1997, and 33 percent in 1996. Total sales to the U.S. government were 66 percent of sales in 1998, 46 percent in 1997, and 42 percent in 1996. The increases are primarily a result of the merger with Hughes Defense and the acquisition of TI Defense. Total international sales, including foreign military sales, were 26 percent of sales in 1998, 29 percent in 1997, and 28 percent in 1996. The decrease is due to lower international sales at Hughes Defense and TI Defense; however, the Company is working to increase its international presence and expects continued growth in this area.

     Gross margin in 1998 was $4.3 billion compared with $2.7 billion in 1997 and $2.5 billion in 1996 or 21.9 percent of sales in 1998, 19.6 percent in 1997, and 20.7 percent in 1996. Excluding the restructuring and special charges described below of $85 million in 1998, $401 million in 1997, and $34 million in 1996, gross margin was $4.3 billion in 1998, $3.1 billion in 1997, and $2.6 billion in 1996 or 22.3 percent of sales in 1998, 22.5 percent in 1997, and
21.0 percent in 1996. The increases in 1997 from 1996 are principally a result of the acquisition of TI Defense.

     Administrative and selling expenses increased to $1,664 million in 1998 from $1,189 million in 1997 due primarily to the merger with Hughes Defense and the acquisition of TI Defense, partially offset by the sale of the Company's home appliance, heating, air conditioning, and commercial cooking operations in September 1997. Administrative and selling expenses were $1,021 million in 1996. Administrative and selling expenses were 8.6 percent of sales in 1998,
8.7 percent in 1997, and 8.3 percent in 1996. Excluding the special charges described below of $167 million in 1998 and $94 million in 1997, administrative and selling expenses decreased to 7.7 percent of sales in 1998 from 8.1 percent in 1997 and 8.3 percent in 1996 reflecting increased efficiencies resulting from the merger with Hughes Defense and the acquisition of TI Defense.

     Research and development expenses increased to $582 million in 1998 from $415 million in 1997 and $323 million in 1996, due principally to the merger with Hughes Defense and the acquisition of TI Defense. Research and development expenses were 3.0 percent of sales in 1998, 3.1 percent in 1997, and 2.6 percent in 1996.

     In January 1998, the Company announced plans to reduce the newly formed Raytheon Systems Company (RSC) workforce by 8,700 employees, close
20 facilities, and partially close an additional 6 facilities, reducing space by approximately 8 million square feet. This announcement was made in conjunction with the consolidation and reorganization of RSC in order to remain competitive in the defense industry. In October 1998, the Company announced previously planned actions to accelerate and expand these initiatives, reducing employment by approximately 14,000 positions by the end of 1999. RSC will also vacate an additional 3 million square feet at 8 facilities through sales, subleases and lease terminations. During the fourth quarter of 1998, the estimated number of employee terminations increased by approximately 1,200 employees, primarily comprised of manufacturing employees, however, the actual cost of termination per employee was lower than the original estimate. As a result of these changes in estimate, the total cost of employee severance decreased by $37 million.
Also during the fourth quarter of 1998, the Company determined that facilities exit cost would run lower than the original estimate by $30 million because many of the facility actions were progressing ahead of the original schedule reducing the amount of rent and occupancy costs. Additionally, costs to return facilities to the required condition were less than originally planned. In addition, during the fourth quarter of 1998, the Company committed to close two additional facilities and further reduce employment by approximately 1,400 positions.
The total program cost of the actions is estimated at $67 million, comprised of $14 million of severance and other employee related costs and $53 million of facility closure and related costs. The principal actions involve the consolidation of missile and other electronics systems' manufacturing and engineering, as well as the consolidation of certain component manufacturing into Centers of Excellence.

     The total program cost of the RSC actions is estimated at $1.1 billion, of which $804 million pertains to exit costs. Approximately $385 million of the exit costs relate to employee severance and $419 million relate to facilities exit. In connection with these actions, the Company recorded a $220 million restructuring charge in the fourth quarter of 1997, which is included in cost of sales. The Company also accrued $584 million as liabilities assumed in connection with the merger with Hughes Defense and the acquisition of TI Defense as part of the allocation of purchase price and not as a charge to operations. Through December 31, 1998, RSC employment has been reduced by approximately 9,000 people (which includes a 2,400 net reduction due to attrition) to approximately 79,000 employees, and 3.3 million square feet have been vacated. The Company expects to essentially complete these restructuring actions in 1999 and terminate an additional 8,800 employees which will be partially offset by new hire additions. Cash expenditures pertaining to exit costs under the restructuring initiatives outlined above were $104 million for employee severance and related items and $130 million for facility and office closures. Lower than expected costs of severance per employee have reduced the Company's estimates of employee related costs; however, these cost savings have been more than offset by higher than expected facilities exit costs and the cost of the additional fourth quarter actions. While these actions are intended to improve the Company's competitive position, there can be no assurances as to their ultimate success or that additional restructuring actions will not be required. Note S to the financial statements contains additional information pertaining to these restructuring actions.

     In January 1998, the Company also announced plans to reduce the Raytheon Engineers & Constructors (RE&C) workforce by 1,000 employees and close or partially close 16 offices, or approximately 1.1 million square feet.
In connection with these actions and other committed but unannounced actions, the Company recorded a $75 million restructuring charge in the fourth quarter of 1997, which is included in cost of sales. The restructuring charge included
$31 million for employee severance for approximately 2,300 people, including the 1,000 positions announced in January 1998, and $44 million for facilities exit. During the fourth quarter of 1998, the Company modified the plan for RE&C that was committed to in January 1998 to close fewer facilities. As a result of this modification, the number of employee terminations was reduced from approximately 2,300 to approximately 1,400 and the total cost of employee severance decreased by $11 million. Because higher than expected facility exit costs were incurred at the locations being closed, the total estimated cost of facilities exit increased by $11 million. In October 1998, the Company also announced plans for an additional 260 person reduction in the RE&C workforce and recorded an additional $33 million restructuring charge, which is included in cost of sales. The total costs of these actions are currently estimated at $108 million, of which $53 million relate to employee severance and $55 million relate to facilities exit. In 1998, the Company also recorded a $52 million special charge for asset impairment related to the RE&C restructuring actions to exit two operations which are scheduled to be closed in 1999. The charge, which is included in cost of sales, consists of $45 million of goodwill associated with one of the operations to be exited and $7 million for the estimated loss on disposition of the other operation.

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

     The Company recorded the following restructuring and special charges, which were included in the statements of income and classified as either cost of sales
(cos) or administrative and selling expenses (A&S) as indicated below
(in millions):

                                    1998                     1997                1996
                           ---------------------   ----------------------    ------------
                           COS     A&S     Total   COS      A&S     Total    COS    Total
                           ---     ---     -----   ---      ---     -----    ---    -----
Restructuring charges
    Electronics                                    $220             $220
    RE&C                   $33             $ 33      75               75

Special charges
    RE&C
    Asset impairment        52               52
    Contract valuations                              50               50

    Electronics
     Asset impairment              $ 42      42       9                9
     Exit a line of                  83      83
       business
     Writedown assets to             42      42              48       48
       be sold
     One time merger                                 17      46       63
       costs

     Aircraft
      Asset impairment                               30               30

     Major Appliances
      Operation closure                                                      $34     $34
                           ---     ----    ----    ----     ---     ----     ---     ---
Total impact, pretax       $85     $167    $252    $401     $94     $495     $34     $34
                           ===     ====    ====    ====     ===     ====     ===     ===

     Operating income was $2,006 million or 10.3 percent of sales in 1998, $1,060 million or 7.8 percent of sales in 1997, and $1,192 million or 9.7 percent of sales in 1996. Excluding the restructuring and special charges of $252 million in 1998, $495 million in 1997, and $34 million in 1996, operating income as a percent of sales was 11.6 percent, 11.4 percent, and 10.0 percent in 1998, 1997, and 1996, respectively. The changes in operating income by segment are discussed below.

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

     The effective tax rate was 41.3 percent in 1998, 33.3 percent in 1997, and
29.7 percent in 1996. The effective tax rate reflects primarily the United States statutory rate of 35 percent reduced by foreign sales corporation tax credits and research and development tax credits applicable to certain government contracts, increased by non-deductible amortization of goodwill. The increase in the effective tax rate in 1998 was primarily due to the increase in non-deductible amortization of goodwill resulting from the merger with Hughes Defense. The increase in the effective tax rate in 1997 from 1996 was due to accrued retroactive research and development tax credits applicable to certain government contracts recorded in 1996.

     The impact of the 1998 charges, and net gain on sales of operating units combined was a net charge of $421 million pretax and $271 million after-tax.
The impact of the 1997 charges and net gain on sales of operating units combined was a net charge of $423 million pretax and $275 million after-tax. The impact of the 1996 charge was $34 million pretax and $22 million after-tax.

     Net income for 1998 was $844 million, or $2.47 per diluted share on 341.9 million average shares outstanding. Net income for 1997 was $511 million, or $2.11 per diluted share on 241.9 million average shares outstanding. Net income for 1996 was $757 million, or $3.15 per diluted share on 240.2 million average shares outstanding. The Company issued 102.6 million shares of Class A common stock in December 1997 in connection with the merger with Hughes Defense.

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

Segment Results

Sales (In millions)                           1998         1997         1996
-------------------------------------------------------------------------------
Defense Systems                             $ 4,958
Sensors and Electronic Systems                3,011
Intelligence, Information, and Aircraft
     Integration Systems                      2,667
Command, Control, and Communication
     Systems, Training and Services,
     Commercial Electronics, and Other        4,186
-------------------------------------------------------------------------------
Total Electronics                            14,822      $ 8,972      $ 6,186
Engineering and Construction                  2,065        2,255        2,291
Aircraft                                      2,532        2,366        2,271
Major Appliances                                --           --         1,509
-------------------------------------------------------------------------------
Total                                       $19,419      $13,593      $12,257
===============================================================================

Operating Income (In millions)                1998         1997         1996
-------------------------------------------------------------------------------
Defense Systems                             $   885
Sensors and Electronic Systems                  540
Intelligence, Information, and Aircraft
     Integration Systems                        305
Command, Control, and Communication
     Systems, Training and Services,
     Commercial Electronics, and Other          302
-------------------------------------------------------------------------------
Total Electronics                             2,032      $   856      $   793
Engineering and Construction                   (253)          19          184
Aircraft                                        227          185          175
Major Appliances                                --           --            40
-------------------------------------------------------------------------------
Total                                       $ 2,006      $ 1,060      $ 1,192
===============================================================================

     Certain prior year segment amounts were reclassified to conform to the current year presentation. The Major Appliances segment was substantially divested in 1997 with the remaining operations sold in 1998. As a result of these dispositions, the Company has included the remaining operations of the Major Appliances segment within Total Electronics in 1998 and 1997. Information for the segments that comprise Total Electronics has not been presented for 1997 and 1996 because the Company determined that it was impracticable to obtain the comparative information due to the significant acquisitions, divestitures, and reorganizations that took place during 1998 and 1997. During the first quarter of 1999, the Company completed a reorganization of certain business segments to better align the operations with customer needs and to eliminate management redundancy. Note O to the financial statements contains additional information about this change. This organizational change will be reflected in the Company's 1999 financial statements.

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

     RE&C reported 1998 sales of $2.1 billion and an operating loss of $253 million and 1997 sales of $2.3 billion and operating income of $19 million. During 1998, RE&C recorded a non-recurring charge of $310 million for a change in estimate on certain contracts and contract claims. The $310 million charge consisted of a $153 million change in estimate on certain contracts and a $157 million charge related to certain contract claims. The change in estimate was due to increased cost projections on several large turnkey projects.
The charge related to contract claims was due to a change in methodology employed by the Company to pursue outstanding claims. In accordance with contract accounting rules, this charge was recorded as a reduction in net sales. In addition, RE&C recorded previously discussed restructuring and special charges of $85 million in 1998 and $125 million in 1997. The decrease in sales and operating income was due primarily to the $310 million charge. In addition, new orders have not progressed as anticipated. This lower growth combined with operational performance on certain contracts resulted in continued margin pressure. In response to these circumstances, RE&C announced corrective actions which included strengthening the management team, improving cash flow management by revising contractual terms where possible and shortening the billing cycle. In addition, reductions in the overhead structure are expected to occur as a result of eliminating layers of management, being more selective in the bidding process, and the closing or partial closing of 16 offices. RE&C reported 1996 sales of $2.3 billion and operating income of $184 million.

     Raytheon Aircraft reported 1998 sales of $2.5 billion, up slightly compared with 1997, and 1998 operating income of $227 million, an improvement of 23 percent compared with 1997. The increase in sales is primarily due to increased shipments of general aviation aircraft. The increase in operating income is primarily due to the 1997 special charge of $30 million discussed above.

     Raytheon Aircraft reported 1997 sales of $2.4 billion, up slightly compared with 1996, and 1997 operating income of $185 million, an increase of 6 percent compared with 1996. The increases reflect increased shipments of general aviation aircraft and contracts for services. The increase in operating income was offset by the 1997 special charge discussed above. Raytheon Aircraft reported 1996 sales of $2.3 billion and operating income of $175 million.

Backlog consisted of the following at:

(In millions)                     December 31:  1998        1997        1996
                                             (Restated)  (Restated)  (Restated)
-------------------------------------------------------------------------------
Electronics                                   $17,648     $16,641     $ 7,559
Engineering and Construction                    3,888       2,900       3,309
Aircraft                                        2,509       1,974       1,348
Major Appliances                                  --          --           35
-------------------------------------------------------------------------------
Total backlog                                 $24,045     $21,515     $12,251
U.S. government backlog
     included above                           $14,622     $12,547     $ 5,637
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

Financial Condition and Liquidity

     Net cash provided by operating activities for the year ended December 31, 1998 was $994 million versus $1,044 million for the year ended December 31, 1997. The decrease is due principally to increased working capital requirements and restructuring activities at the Electronics businesses. In 1998, the Company incurred cash expenditures of $276 million on restructuring and exit costs and $56 million of capital expenditures and period expenses related to restructuring and consolidation activities for RSC and RE&C combined. The Company expects to spend approximately $534 million on exit costs and approximately $225 million on capital expenditures and period costs related to restructuring actions in 1999. For the year ended December 31, 1996, net cash provided by operating activities was $522 million. While the Company expects that the completion of restructuring and consolidation activities will reduce cash flow in the near term, over the next five years the Company expects to generate significant cash from operations.

     The Company maintains an ongoing program under which it sells general and commuter aviation long-term receivables. During the fourth quarter of 1998, the Company initiated a program under which it sells government short-term receivables. Proceeds from the sale of government short-term receivables were $225 million in 1998. In addition, the Company maintains an ongoing program under which it sells engineering and construction short-term receivables. The Company changed its method of reporting cash flows related to the origination and sale of financing receivables which are now classified as cash flows from investing activities. Prior to the change, these amounts were classified as cash flows from operating activities. Prior year amounts have been reclassified to conform with the current year presentation.

    Net cash provided by investing activities was $617 million in 1998 versus net cash used in investing activities of $2,937 million and $1,169 million in 1997 and 1996, respectively. Origination of financing receivables was $1,339 million in 1998, $1,317 million in 1997, and $1,336 million in 1996. Sale of financing receivables was $1,105 million in 1992, $1,182 million in 1998, and $1,031 in 1996.

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

     During 1998, the Company made net payments for the purchase of acquired companies of $96 million, including $63 million for the acquisition of AlliedSignal's Communications Systems business. During 1997, net payments of $3,087 million were made in connection with the merger with Hughes Defense and the acquisition of TI Defense. Pursuant to the terms of the Master Separation Agreement (the "Separation Agreement"), which requires an adjustment based on net assets, the final purchase price for Hughes Defense has not been determined. Based on the terms and conditions of the Separation Agreement, the Company believes that it is entitled to a reduction in the purchase price, a position that Hughes Electronics disputes. The Company and Hughes Electronics have begun the process of negotiating a possible resolution of this matter. If the matter is not successfully resolved through negotiation, the Separation Agreement provides for binding arbitration. Accordingly, while the Company expects a reduction in purchase price from the original terms of the agreement, the amount, timing, and effect on the Company's financial position are uncertain.
As a result of this uncertainty, no amounts have been recorded in the financial statements related to this gain contingency.

     Pursuant to the terms of the Separation Agreement, Hughes Electronics delivered to the Company a balance sheet for Hughes Defense (the "Closing Balance Sheet"), as of December 17, 1997, the effective time of the merger of the Company and Hughes Defense. During the course of the Company's review of the Closing Balance Sheet, the Company identified numerous items requiring adjustment. As a result of this review, as well as the accrual of additional exit costs, the Company recorded a total of approximately $1 billion of adjustments, exit costs accruals and additional goodwill during 1998. The Closing Balance Sheet included:

     . Contracts in process of $2,226 million, which the Company reduced by $1,170 million to record additional contract loss provisions of $693 million, other contract adjustments of $272 million, billed and unbilled contract write-offs of $139 million, and contract claim write-offs of $66 million
     . Inventories of $343 million, which the Company reduced by $84 million primarily to record write-offs of excess and obsolete inventory
     . Other current assets of $208 million, which the Company increased by $612 million primarily to record additional deferred tax assets related to the Company's adjustments to the Hughes Defense closing balance sheet
     . Property, plant, and equipment of $1,103 million, which the Company reduced by $78 million to record an estimated fair value adjustment
     . Other long-term assets of $1,023 million, which the Company increased by $119 million primarily to record an increase in the value of certain prepaid pension assets
     . Current liabilities of $1,701 million, which the Company increased by $931 million to record $584 million of exit costs, $245 million of adjustments for unfavorable leases, $29 million related to liabilities for employee compensation and related taxes and benefits, $14 million for additional environmental liabilities
     . Long-term liabilities of $1,069 million, which the Company reduced by $83 million primarily to reduce certain liabilities to estimated fair value

     As noted above, the adjustments recorded during 1998 were made as a result of the Company's review of the Closing Balance Sheet. The Company believes many of the same types of adjustments may also have been required in the September 28, 1997 Hughes Defense balance sheet which is included in the Company's Solicitation Statement/Prospectus dated November 10, 1997. As a result, the Company believes that the September 28, 1997 Hughes Defense balance sheet may contain items that are material departures from Generally Accepted Accounting Principles, therefore, investors are cautioned that the pro forma combined condensed financial statements contained in the Company's November 10, 1997 Solicitation Statement/Prospectus and the unaudited pro forma financial information included above may not be representative of the combined company's actual financial position. Hughes Electronics and their independent accountants do not agree with the Company's assessment.

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

     Total debt was $9.0 billion at December 31, 1998 as compared with $10.1 billion at December 31, 1997 and $3.7 billion at December 31, 1996.
The increase is principally due to the financing requirements of the merger with Hughes Defense and the acquisition of TI Defense, partially offset by the sale of certain appliance and other non-core operations. The Company's outstanding debt has interest rates ranging from 5.7% to 7.375% and matures at various dates through 2028. Total debt, as a percentage of total capital, was 45.4 percent,
49.2 percent, and 44.9 percent at December 31, 1998, 1997, and 1996, respectively.

     The Company issued $3.8 billion of long-term notes and debentures during 1998 and $3.0 billion during 1997. These financings were used to refinance the debt associated with the merger with Hughes Defense and the acquisition of TI Defense and to take advantage of favorable long-term interest rates in order to reduce short-term borrowings. Note J to the financial statements contains additional disclosures related to long-term debt.

     Credit ratings for the Company were established by Moody's at P-2 for short-term borrowing and Baa1 for senior debt, Standard and Poor's at A-2 for short-term borrowing and BBB for senior debt, and Duff & Phelps at D-2 for short-term borrowing and BBB+ for senior debt.

     Lines of credit with certain commercial banks totaling $4.4 billion at December 31, 1998 exist as standby facilities to support the issuance of commercial paper by the Company. These lines of credit bear interest based upon LIBOR and mature at various dates through 2002. At December 31, 1998, there were no borrowings under these lines of credit. At December 31, 1997, the Company had lines of credit totaling $9.0 billion as a source of direct borrowing and as a standby facility to support the issuance of commercial paper of which $3.5 billion was outstanding. Given the present state of the financial markets and economic conditions, the Company does not currently anticipate making future borrowings under the remaining lines of credit.

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

     The Company meets its working capital requirements with a combination of variable rate short-term and fixed rate long-term financing. The Company enters into interest rate swap agreements with commercial banks primarily to reduce the impact of changes in interest rates on short-term financing arrangements.
The Company also enters into foreign exchange contracts with commercial banks to minimize fluctuations in the value of payments to international vendors and the value of foreign currency denominated receipts. The market-risk sensitive instruments used by the Company for hedging are entered into with commercial banks and are directly related to a particular asset, liability, or transaction for which a firm commitment is in place. The Company also sells receivables through various special purpose entities and retains a partial interest that may include servicing rights, interest only strips, and subordinated certificates.

     Financial instruments held by the Company which are subject to interest rate risk include notes payable, commercial paper, long-term debt, long-term receivables, investments, and interest rate swap agreements. The aggregate hypothetical loss in earnings for one year of those financial instruments held by the Company at December 31, 1998 which are subject to interest rate risk resulting from a hypothetical increase in interest rates of 10 percent is $1 million, after-tax. The hypothetical loss was determined by calculating the aggregate impact of a 10 percent increase in the interest rate of each variable rate financial instrument held by the Company at December 31, 1998 which is subject to interest rate risk. Fixed rate financial instruments were not evaluated, as the risk exposure is not material.

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

Forward-Looking Statements

     Statements which are not historical facts contained in this 1998 Annual Report are forward-looking statements under the provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. These risks include, in addition to the specific uncertainties referenced in this report, the effect of worldwide political and market conditions, the impact of competitive products and pricing, the timing of awards and contracts, particularly international contracts, and risks inherent with large long-term fixed price contracts. Further information regarding the factors that could cause actual results to differ materially from projected results can be found in "Item 1-Business" in Raytheon's Annual Report on Form 10-K/A for the year ended December 31, 1998.

Raytheon Company Consolidated Balance Sheets

(In millions except share amounts)         December 31, 1998  December 31, 1997
                                              (Restated)         (Restated)
-------------------------------------------------------------------------------
Assets
===============================================================================
Current assets
   Cash and cash equivalents                    $   421           $   296
   Accounts receivable, less allowance
     for doubtful accounts of $21 in 1998
     and $22 in 1997                                618             1,056
   Deferred federal and foreign income
     taxes (note K)                                 840             1,265
   Contracts in process (note F)                  4,859             4,361

   Inventories (note G)                           1,991             2,038
   Prepaid expenses and other current assets        236               139
-------------------------------------------------------------------------------
          Total current assets                    8,965             9,155

Property, plant, and equipment, net (note H)      2,275             2,891
Goodwill, net of accumulated amortization
  of $669 in 1998 and $308 in 1997               14,396            13,836
Other assets, net (notes I and N)                 2,596             2,638
-------------------------------------------------------------------------------
              Total assets                      $28,232           $28,520
===============================================================================

Liabilities and Stockholders' Equity
===============================================================================
Current liabilities
Notes payable and current portion of
      long-term debt (note J)                   $   827           $ 5,656
Advance payments, less contracts
     in process of $1,159 in 1998 and
     $420 in 1997                                 1,251               797
Accounts payable                                  2,071             1,844
Accrued salaries and wages                          703               680
Other accrued expenses (note E)                   2,180             2,199
---------------------------------------------------------------------------
         Total current liabilities                7,032            11,176
  Accrued retiree benefits and other
     long-term liabilities (notes E and N)        1,679             1,766
  Deferred federal and foreign income
     taxes (note K)                                 561               786
  Long-term debt (note J)                         8,163             4,406

Commitments and contingencies (note L)

Stockholders' equity (note R)
  Preferred stock, $0.01 par value,
     200,000,000 shares authorized, none
       outstanding in 1998 and 1997
  Class A common stock, par value
     $0.01 per share, 450,000,000 shares
     authorized, 101,503,000 and 102,630,000
     shares outstanding in 1998 and 1997,
     respectively after deducting 839,000
     treasury shares in 1998                          1                 1
  Class B common stock, par value
     $0.01 per share, 1,000,000,000 shares
     authorized, 235,295,000 and 235,935,000
     shares outstanding in 1998 and 1997,
     respectively after deducting 3,889,000
     treasury shares in 1998                          2                 2
  Additional paid-in capital                      6,272             6,151
  Accumulated other comprehensive income            (50)              (23)
  Treasury stock                                   (257)               --
  Retained earnings                               4,829             4,255
------------------------------------------------------------------------------
         Total stockholders' equity              10,797            10,386
-------------------------------------------------------------------------------
              Total liabilities and
                  stockholders' equity          $28,232           $28,520
===============================================================================

Raytheon Company Consolidated Statements of Income

(In millions except per share amounts)

            Years Ended December 31:    1998        1997        1996
                                     (Restated)  (Restated)  (Restated)
-------------------------------------------------------------------------------
Net sales                             $19,419     $13,593     $12,257
Cost of sales                          15,167      10,929       9,721
Administrative and selling expenses     1,664       1,189       1,021
Research and development expenses         582         415         323
-------------------------------------------------------------------------------
Total operating expenses               17,413      12,533      11,065
-------------------------------------------------------------------------------
Operating income                        2,006       1,060       1,192
-------------------------------------------------------------------------------
Interest expense, net                     711         359         154
Other income, net                        (142)        (65)        (39)
-------------------------------------------------------------------------------
Non-operating expense, net                569         294         115
-------------------------------------------------------------------------------
Income before taxes                     1,437         766       1,077
Federal and foreign income taxes          593         255         320
-------------------------------------------------------------------------------
Net income                            $   844     $   511     $   757
===============================================================================
Earnings per common share

     Basic                            $  2.50     $  2.14     $  3.20
     Diluted                          $  2.47     $  2.11     $  3.15

                                       18

Raytheon Company Consolidated Statements of Stockholders' Equity

(In millions except per share amounts)                              Accumulated                       Compre-     Total
Years Ended December 31,         Common Stock      Additional     Other Compre-   Treasury  Retained  hensive  Stockholders'
  1998, 1997 and 1996:         Class A  Class B  Paid-in Capital  hensive Income   Stock    Earnings  Income       Equity
                                                                                           (Restated) (Restated) (Restated)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995            $241          $259           $ 5                     $3,768              $ 4,273
Net income                                                                                      757    $757          757
Other comprehensive income
  Foreign exchange translation
    adjustments                                                                                          (3)          (3)
  SFAS No. 115 valuation adjustment                                                                     (15)         (15)
  SFAS No. 87 pension adjustment                                                                          1            1
Other comprehensive income                                           (17)                               (17)
Comprehensive income-1996                                                                              $740
Dividends declared-$0.80 per share                                                             (190)                (190)
Common stock plan activity                 1            64                                                            65
Treasury stock activity                   (6)          (15)                                    (292)                (313)
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1996             236           308           (12)                     4,043                4,575
Net income                                                                                      511    $511          511
Other comprehensive income
  Foreign exchange translation
    adjustments                                                                                         (32)         (32)
  SFAS No. 115 valuation adjustment                                                                      26           26
  SFAS No. 87 pension adjustment                                                                         (5)          (5)
Other comprehensive income                                           (11)                               (11)
Comprehensive income-1997                                                                              $500
Dividends declared-$0.80 per share                                                             (209)                (209)
Common stock plan activity                 2           172                                                           174
Treasury stock activity                   (2)          (23)                                     (90)                (115)
Reduction of par value                  (234)          234                                                            --
Issuance of class A common stock    $1               5,460                                                         5,461
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1997         1     2         6,151           (23)                     4,255               10,386
Net income                                                                                      844    $844          844
Other comprehensive income
  Foreign exchange translation
    adjustments                                                                                          (9)          (9)
  SFAS No. 115 valuation adjustment                                                                      (6)          (6)
  SFAS No. 87 pension adjustment                                                                        (12)         (12)
Other comprehensive income                                           (27)                               (27)
Comprehensive income-1998                                                                              $817
Dividends declared-$0.80 per share                                                             (270)                (270)
Common stock plan activity                             121                                                           121
Treasury stock activity (note R)                                                    $(257)                          (257)
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1998        $1    $2        $6,272          $(50)           $(257)   $4,829              $10,797
====================================================================================================================================


Raytheon Company Consolidated Statements of Cash Flows


(In millions)               Years Ended December 31:   1998         1997          1996
                                                    (Restated)   (Restated)    (Restated)
-----------------------------------------------------------------------------------------
Cash flows from operating activities
  Net income                                         $   844      $   511      $   757
  Adjustments to reconcile net income
  to net cash provided by operating
  activities, net of the effect of
  acquisitions and divestitures
     Depreciation and amortization                       761          457          369
     Net gain on sales of operating units               (141)         (72)          --
     Decrease in accounts receivable                     209          233          215
     Increase in contracts in process                   (746)        (585)        (581)
     Increase in inventories                            (247)          --         (104)
     Decrease in current deferred
       federal and foreign income taxes                  816          122           45
     (Increase) decrease in prepaid expenses
       and other current assets                         (106)         (60)          --
     Increase in advance payments                        459           32           30
     Increase in accounts payable                        264          128           49
     Increase in accrued salaries
       and wages                                          28          363           21
     Decrease in other accrued expenses                 (776)        (283)        (398)
     Other adjustments, net                             (371)         198          119
---------------------------------------------------------------------------------------
Net cash provided by operating activities                994        1,044          522
---------------------------------------------------------------------------------------
Cash flows from investing activities
  Sale of financing receivables                        1,105        1,182        1,031
  Origination of financing receivables                (1,339)      (1,317)      (1,336)
  Collection of financing receivables not sold            60           54           74
  Expenditures for property, plant, and equipment       (509)        (459)        (406)
  Proceeds from sales of property, plant,
    and equipment                                        700           69           16
  Increase in other assets                               (52)         (84)         (31)
  Payment for purchase of acquired companies,
    net of cash received (note D)                        (96)      (3,087)        (584)
  Proceeds from sales of operating units
    and investments                                      748          705           67
---------------------------------------------------------------------------------------
Net cash provided by (used in) investing activities      617       (2,937)      (1,169)
---------------------------------------------------------------------------------------
Cash flows from financing activities
  Dividends                                             (271)        (189)        (190)
  (Decrease) increase in short-term debt              (4,828)        (597)       1,007
  Increase in long-term debt                           3,757        2,889            4
  Purchase of treasury shares                           (247)         (94)        (306)
  Proceeds under common stock plans                      103           44           57
  All other, net                                          --           --            3
---------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities   (1,486)       2,053          575
---------------------------------------------------------------------------------------
Effect of foreign exchange rates on cash                  --           (1)          --
---------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents     125          159          (72)
Cash and cash equivalents at beginning of year           296          137          209
---------------------------------------------------------------------------------------
Cash and cash equivalents at end of year             $   421      $   296      $   137
=======================================================================================

Note A: Accounting Policies

Principles of Consolidation

     The consolidated financial statements include the accounts of Raytheon Company (Raytheon or the "Company") and all domestic and foreign subsidiaries. All material intercompany transactions have been eliminated. Certain prior year amounts have been reclassified to conform with the current year presentation.

Revenue Recognition

     Sales under long-term contracts are recorded under the percentage of completion method. Costs and estimated gross margins are recorded as sales as work is performed based on the percentage that incurred costs bear to estimated total costs utilizing the most recent estimates of costs and funding. Some contracts contain incentive provisions based upon performance in relation to established targets which are recognized in the contract estimates when deemed realizable. Since many contracts extend over a long period of time, revisions in cost and funding estimates during the progress of work have the effect of adjusting earnings applicable to performance in prior periods in the current period. When the current contract estimate indicates a loss, provision is made for the total anticipated loss in the current period.

     Sales from TI Defense fixed price contracts in process at the time of acquisition were recorded as products were shipped or services were rendered.

     Revenue from aircraft sales are recognized at the time of physical delivery of the aircraft. Revenue from certain qualifying non-cancelable aircraft lease contracts are accounted for as sales-type leases. The present value of all payments, net of executory costs, are recorded as revenue, and the related costs of the aircraft are charged to cost of sales. Associated interest, using the interest method, is recorded over the term of the lease agreements. All other leases for aircraft are accounted for under the operating method wherein revenue is recorded as earned over the rental aircraft lives. Service revenue is recognized ratably over contractual periods or as services are performed.

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

Employee Stock Plans

     Proceeds from the exercise of stock options under employee stock plans are credited to common stock at par value, and the excess is credited to additional paid-in capital. There are no charges or credits to income for stock options. The fair value at the date of award of restricted stock is credited to common stock at par value, and the excess is credited to additional paid-in capital. The fair value is also charged to income as compensation expense over the vesting period. Income tax benefits arising from restricted stock transactions, employees' premature disposition of stock option shares, and exercise of non-qualified stock options are credited to additional paid-in capital. The Company adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123) in 1996. The standard defines a fair value based method of accounting for employee stock options. The pro forma net income and earnings per share effect of the fair value based accounting are disclosed in Note M, Employee Stock Plans.

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



B.   Restatement of Financial Statements

     On December 6, 1999, the SEC issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), which among other guidance, clarifies certain conditions to be met in order to recognize revenue. After reexamining the terms underlying certain transactions of Raytheon Aircraft, the Company has determined that revenue related to these transactions should be reversed. In view of the cumulative effect of the unrecorded adjustment on the results of future periods, the Company has restated its annual and quarterly consolidated financial statements. The restatements were required to reverse sales that the Company believed were properly recorded as bill and hold sales when the manufacturing process was substantially complete and the rights of ownership of the aircraft had passed to the buyer, but before minor modifications had been completed and the physical delivery of the aircraft occurred. The restated financial statements reflect sales when final delivery of the aircraft occurred. As these adjustments relate to the timing of revenue recognition all reversals are recognized in later periods. The financial statements and related notes set forth in this Form 10-K/A reflect all such restatements. A summary of the impact of the restatements for the years ended December 31, 1998, 1997, and 1996 follows (in millions except per share amounts):

Results of Operations
---------------------

                                    Year Ended                Year Ended                Year Ended
                                 December 31, 1998         December 31, 1997         December 31, 1996
                               ---------------------     ---------------------     ---------------------
                               Previously      As        Previously      As        Previously      As
                                Reported    Restated      Reported    Restated      Reported    Restated
Net sales                       $19,530      $19,419      $13,673      $13,593      $12,331      $12,257
Cost of sales                    15,248       15,167       10,985       10,929        9,789        9,721
Operating income                  2,036        2,006        1,084        1,060        1,198        1,192
Net income                          864          844          527          511          761          757
Diluted earnings per share      $  2.53      $  2.47      $  2.18      $  2.11      $  3.17      $  3.15

Financial Position
------------------

                                 December 31, 1998         December 31, 1997
                               ---------------------     ---------------------
                               Previously      As        Previously      As
                                Reported    Restated      Reported    Restated
Inventories                     $ 1,711      $ 1,991      $ 1,837      $ 2,038
Deferred taxes                      809          840        1,244        1,265
Current assets                    8,637        8,965        9,233        9,155
Total assets                     27,939       28,232       28,598       28,520
Advance payments                    865        1,251          525          797
Accounts payable                  2,091        2,071        1,845        1,844
Other accrued expenses            2,194        2,180        2,509        2,499
Current liabilities               6,680        7,032       11,215       11,176
Stockholders' equity             10,856       10,797       10,425       10,386

C. Certain Reclassifications

Certain reclassifications have been made to contracts in process, accounts payable, and goodwill to correct immaterial errors discovered in 1999. These items did not impact reported earnings but rather were balance sheet only reclassifications. The Company has also adjusted the contracts in process footnote to correct for the misclassification of the type of certain contracts between fixed price and cost (see note F).

Note D: Acquisitions and Divestitures

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

     The following unaudited pro forma financial information combines the results of operations of Raytheon, TI Defense, and Hughes Defense as if the acquisition and merger had taken place on January 1, 1997 and January 1, 1996:

(In millions except per share amounts)       1997              1996
                                          (Restated)        (Restated)
-------------------------------------------------------------------------------
Net sales                                 $ 21,279          $ 20,440
Net income                                     548               913
Basic earnings per share                      1.62              2.69
Diluted earnings per share                    1.60              2.65
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

     The Hughes transaction, valued at $9.5 billion subject to post-closing adjustments, was comprised of approximately $5.5 billion in common stock and $4.0 billion in debt, which was assumed by the merged company. Pursuant to the terms of the Master Separation Agreement (the "Separation Agreement"), which requires an adjustment based on net assets, the final purchase price for Hughes Defense has not been determined. Based on the terms and conditions of the Separation Agreement, the Company believes that it is entitled to a reduction in the purchase price, a position that Hughes Electronics disputes. The Company and Hughes Electronics have begun the process of negotiating a possible resolution of this matter. If the matter is not successfully resolved through negotiation, the Separation Agreement provides for binding arbitration. Accordingly, while the Company expects a reduction in purchase price from the original terms of the agreement, the amount, timing, and effect on the Company's financial position are uncertain. As a result of this uncertainty, no amounts have been recorded in the financial statements related to this gain contingency.

     Pursuant to the terms of the Separation Agreement, Hughes Electronics delivered to the Company a balance sheet for Hughes Defense (the "Closing Balance Sheet"), as of December 17, 1997, the effective time of the merger of the Company and Hughes Defense. During the course of the Company's review of the Closing Balance Sheet, the Company identified numerous items requiring adjustment. As a result of this review, as well as the accrual of additional exit costs, the Company recorded a total of approximately $1 billion of adjustments, exit costs accruals and additional goodwill during 1998. The Closing Balance Sheet included:

     . Contracts in process of $2,226 million, which the Company reduced by $1,170 million to record additional contract loss provisions of $693 million, other contract adjustments of $272 million, billed and unbilled contract write-offs of $139 million, and contract claim write-offs of $66 million
     . Inventories of $343 million, which the Company reduced by $84 million primarily to record write-offs of excess and obsolete inventory
     . Other current assets of $208 million, which the Company increased by $612 million primarily to record additional deferred tax assets related to the Company's adjustments to the Hughes Defense closing balance sheet
     . Property, plant, and equipment of $1,103 million, which the Company reduced by $78 million to record an estimated fair value adjustment
     . Other long-term assets of $1,023 million, which the Company increased by $119 million primarily to record an increase in the value of certain prepaid pension assets
     . Current liabilities of $1,701 million, which the Company increased by $931 million to record $584 million of exit costs, $245 million of adjustments for unfavorable leases, $29 million related to liabilities for employee compensation and related taxes and benefits, $14 million for additional environmental liabilities
     . Long-term liabilities of $1,069 million, which the Company reduced by $83 million primarily to reduce certain liabilities to estimated fair value

     Assets acquired in conjunction with the merger with Hughes Defense, including the adjustments noted above, include contracts in process of $1,056 million, inventories of $259 million, other current assets of $820 million, property, plant, and equipment of $1,025 million, and other assets of $1,142 million (primarily pension related). Liabilities assumed include debt of $4,033 million, current liabilities of $2,632 million, and long-term liabilities of $986 million. Goodwill resulting from the fair value of this transaction was $8,930 million.

     As noted above, the adjustments recorded during 1998 were made as a result of the Company's review of the Closing Balance Sheet. The Company believes many of the same types of adjustments may also have been required in the September 28, 1997 Hughes Defense balance sheet which is included in the Company's Solicitation Statement/Prospectus dated November 10, 1997. As a result, the Company believes that the September 28, 1997 Hughes Defense balance sheet may contain items that are material departures from General Accepted Accounting Principles, therefore, investors are cautioned that the pro forma combined condensed financial statements contained in the Company's November 10, 1997 Solicitation Statement/Prospectus and the unaudited pro forma financial information included above may not be representative of the combined company's actual financial position. Hughes Electronics and their independent accountants do not agree with the Company's assessment.

     TI Defense was acquired for $2.9 billion in cash. Assets acquired in conjunction with the acquisition of TI Defense include accounts receivable of $229 million, inventories of $223 million, other current assets of $126 million, and property, plant, and equipment of $306 million. Liabilities assumed include current liabilities of $646 million and long-term liabilities of $147 million. Goodwill resulting from the fair value of this transaction was $2,929 million.

     In 1998, the Company acquired AlliedSignal's Communications Systems business for $63 million. Also in 1998, the Company sold its commercial laundry business unit for $315 million in cash and $19 million in securities, its Raytheon Aircraft Montek subsidiary for $160 million, and other non-core business operations for $273 million. The net gain resulting from these dispositions was $141 million.

     In 1997, the Company sold its home appliance, heating, air conditioning, and commercial cooking operations for $522 million. Also in 1997, the Company sold its Switchcraft and Semiconductor divisions for $183 million. The net gain resulting from these dispositions was $72 million.

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

Note E: Restructuring and Special Charges

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

Exit Costs and Restructuring Charges -- Electronics

     In January 1998, the Company announced plans to consolidate and reorganize its Electronics businesses, including the operations of Hughes Defense and TI Defense. In connection with these actions, the Company recorded $804 million of restructuring and exit costs. The Company recorded a $220 million restructuring charge in the fourth quarter of 1997, including $148 million for employee separation costs and $72 million for facilities exit costs. During the fourth quarter of 1998, the estimated number of employee terminations increased by approximately 1,200 employees, primarily comprised of manufacturing employees, however, the actual cost of termination per employee was lower than the original estimate. As a result of these changes in estimate, the total cost of employee severance decreased by $37 million. Also during the fourth quarter of 1998, the Company determined that facilities exit cost would run lower than the original estimate by $30 million because many of the facility actions were progressing ahead of the original schedule. In addition, during the fourth quarter of 1998, the Company committed to close two additional facilities and further reduce employment by approximately 1,400 positions. The total program cost of the actions is estimated at $67 million, comprised of $14 million of severance and other employee related costs and $53 million of facility closure and related costs. The Company's revised estimate of exit costs include
$125 million for employee separation costs and $95 million for facilities exit costs.

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

     The $804 million of restructuring and exit costs provides for severance and related benefits for approximately 15,400 employees and costs to vacate and dispose of approximately 11 million square feet of facility space. The Company is exiting facility space and terminating employees made redundant as a result of the merger with Hughes Defense and the acquisition of TI Defense and the subsequent reorganization of RSC. There were no major activities that will not be continued as a result of these actions. Employee related exit costs include severance and other termination benefit costs for employees in various functional areas including manufacturing, engineering, and administration. Facility related exit costs include the costs for lease termination, building closure and disposal, and equipment disposition. Exit costs accrued in connection with the merger with Hughes Defense and the acquisition of TI Defense also include employee relocation and program moves. Owned facilities that will be vacated in connection with the restructuring activities will be sold.
The Company will terminate leases or sublease space for non-owned facilities vacated in connection with restructuring. The Company expects to essentially complete these actions by the end of 1999. While these actions are intended to improve the Company's competitive position, there can be no assurances as to their ultimate success or that additional restructuring actions will not be required. Note S to the financial statements contains additional information pertaining to these restructuring actions.

Electronics Exit Costs
-------------------------------------------------------------------------------
(In millions)                                    1998             1997
-------------------------------------------------------------------------------
Accrued liability at beginning of year          $  300
Charges and liabilities accrued
  Severance and other employee related costs        58          $  202
  Facility closure and related costs               226              98
-------------------------------------------------------------------------------
                                                   284             300
-------------------------------------------------------------------------------
Costs incurred
  Severance and other employee related costs        51              --
  Facility closure and related costs               134              --
-------------------------------------------------------------------------------
                                                   185              --
-------------------------------------------------------------------------------
Accrued liability at end of year                $  399          $  300
===============================================================================
Cash expenditures                               $  178             --
Number of employee terminations
  due to restructuring actions                   3,600             --
-------------------------------------------------------------------------------


Electronics Restructuring
-------------------------------------------------------------------------------
(In millions)                                    1998             1997
-------------------------------------------------------------------------------
Accrued liability at beginning of year          $  220
Charges and liabilities accrued
  Severance and other employee related costs        14          $  148
  Facility closure and related costs                53              72
-------------------------------------------------------------------------------
                                                    67             220
-------------------------------------------------------------------------------
Changes in estimate
  Severance and other employee related costs       (37)             --
  Facility closure and related costs               (30)             --
-------------------------------------------------------------------------------
                                                   (67)             --
-------------------------------------------------------------------------------
Costs incurred
  Severance and other employee related costs        53              --
  Facility closure and related costs                 3              --
-------------------------------------------------------------------------------
                                                    56              --
-------------------------------------------------------------------------------
Accrued liability at end of year                $  164          $  220
===============================================================================
Cash expenditures                               $   56             --
Number of employee terminations
  due to restructuring actions                   3,000             --
-------------------------------------------------------------------------------

     In addition to the $241 million of restructuring and exit costs incurred in 1998, the Company also incurred $56 million of capital expenditures and period expenses in 1998 related to the implementation of the Electronics businesses consolidation and reorganization. Note O contains additional disclosures related to Electronics exit costs and restructuring activity by segment.

Restructuring Charges -- Engineering and Construction

     In January 1998, the Company announced plans to reduce the Raytheon Engineers & Constructors (RE&C) workforce by 1,000 employees and to close or partially close 16 offices, or approximately 1.1 million square feet of facilities. In connection with these actions and other committed but unannounced actions, the Company recorded a $75 million restructuring charge in the fourth quarter of 1997. The restructuring charge included $31 million for employee severance for approximately 2,300 people, including the 1,000 positions announced in January 1998, and $44 million for facilities exit. During the fourth quarter of 1998, the Company modified the plan for RE&C that was committed to in January 1998 to close fewer facilities than originally estimated. As a result of this modification, the number of employee terminations was reduced from approximately 2,300 to approximately 1,400 and the total cost of employee severance decreased by $11 million. Because higher than expected facility exit costs were incurred at the locations being closed the total estimated cost of facilities exit increased by $11 million. In October 1998, the Company also announced plans for an additional 260 person reduction in the RE&C workforce and recorded an additional $33 million restructuring charge.
The employee reductions, expected to be completed within one year, primarily affected engineering, business development, and administrative employees.

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

     The Company's partner in this joint venture has filed for company reorganization, the Korean equivalent of Chapter 11 protection from creditors. As such, the Company does not expect to realize any future benefits from its remaining partnership interest in this joint venture. The remaining assets related to the joint venture consist of $20 million of inventory and a $20 million receivable. Any remaining exposure related to the operations of the joint venture is not expected to have a material adverse effect on the Company's financial position or results of operations.

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

                                       29
Note F: Contracts in Process

(In millions)
Contracts in process consisted of the following at December 31, 1998:
                                   Cost Type     Fixed Price Type    Total
-------------------------------------------------------------------------------
U.S. government end-use contracts
   Billed                           $   367         $    562      $    929
   Unbilled                             873            4,205         5,078
   Less progress payments               --            (2,753)       (2,753)
-------------------------------------------------------------------------------
         Total                        1,240            2,014         3,254
-------------------------------------------------------------------------------
Other customers
   Billed                               128              670           798
   Unbilled                              94            1,205         1,299
   Less progress payments                --             (492)         (492)
-------------------------------------------------------------------------------
         Total                          222            1,383         1,605
-------------------------------------------------------------------------------
                                    $ 1,462         $  3,397      $  4,859
===============================================================================

(In millions)
Contracts in process consisted of the following at December 31, 1997:
                                   Cost Type     Fixed Price Type    Total
-------------------------------------------------------------------------------
U.S. government end-use contracts
   Billed                           $   534         $    400      $    934
   Unbilled                             314            3,519         3,833
   Less progress payments                --           (1,968)       (1,968)
-------------------------------------------------------------------------------
         Total                          848            1,951         2,799
-------------------------------------------------------------------------------
Other customers
     Billed                              70              321           391
     Unbilled                           210            1,237         1,447
     Less progress payments              --             (276)         (276)
-------------------------------------------------------------------------------
         Total                          280            1,282         1,562
-------------------------------------------------------------------------------
                                    $ 1,128         $  3,233      $  4,361
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

     Included in contracts in process at December 31, 1998 is approximately
$210 million related to unapproved change orders and claims on construction contracts. Unapproved change orders and claims, primarily due to owner-directed changes, owner-caused delays, unforeseen conditions or similar reasons, are included in contracts in process at their estimated realizable value. Management believes that Raytheon has contractual or legal bases for pursuing recovery of these unapproved change orders and claims and that collection is probable. The settlement of these amounts depends on individual circumstances and negotiations with the counterparty; accordingly, the timing of the collection will vary and approximately $160 million of collections are expected to extend beyond one year.

     Billed and unbilled contracts in process include retentions arising from contractual provisions. At December 31, 1998, retentions amounted to $279 million and are anticipated to be collected as follows: 1999-$132 million, 2000-$90 million, and the balance thereafter.

                                       30
Note G: Inventories

(In millions)
Inventories consisted of the following at December 31:    1998         1997
                                                       (Restated)   (Restated)
-------------------------------------------------------------------------------
Finished goods                                          $   317      $   314
Work in process                                           1,193        1,541
Materials and purchased parts                               746          509
Excess of current cost over LIFO values                    (148)        (154)
-------------------------------------------------------------------------------
                                                          2,108        2,210
Less progress payments                                     (117)        (172)
------------------------------------------------------------------------------
                                                        $ 1,991      $ 2,038
==============================================================================

     Included in inventories are amounts related to certain fixed price contracts under which sales are recorded as products are shipped.

     The inventory values from which the excess of current cost over LIFO values are deductible were $880 million and $704 million at December 31, 1998 and 1997, respectively.

Note H: Property, Plant, and Equipment

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

Note I: Other Assets

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

     In connection with the sale of receivables, the following special purpose entities had been established as of December 31, 1998: Raytheon Receivables, Inc., Raytheon Aircraft Receivables Corporation, and Raytheon Engineers & Constructors Receivables Corporation. The Company sells receivables through these special purpose entities, retains the servicing rights, and receives a servicing fee which is recognized as collected over the remaining term of the related receivables sold. Estimated gains or losses from the sale of receivables are recognized in the period in which the sale occurs. In determining the gain or loss on each qualifying sale of receivables, the investment in the sold receivable pool is allocated between the portion sold and the portion retained based on their relative estimated fair values at the date of sale. The retained interest includes servicing rights, interest only strips, and subordinated certificates. These financial instruments are recorded at estimated fair value. The balance of receivables sold to banks or financial institutions outstanding at December 31, 1998 and 1997, was $3,002 million and $2,909 million, respectively. No material gain or loss resulted from the sales of receivables.

Note J: Notes Payable and Long-term Debt

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

Note K: Federal and Foreign Income Taxes

     Income reported for federal and foreign tax purposes differs from pretax accounting income due to variations between Internal Revenue Code requirements and the Company's accounting practices. The provisions for federal and foreign income taxes in 1998, 1997, and 1996 consisted of the following:

(In millions)                                 1998         1997         1996
                                           (Restated)   (Restated)   (Restated)
-------------------------------------------------------------------------------
Current income tax expense
  Federal                                     $ 46         $191         $170
  Foreign                                        7            9           34

Deferred income tax expense (benefit)
  Federal                                      549           53          149
  Foreign                                       (9)           2          (33)
-------------------------------------------------------------------------------
                                              $593         $255         $320
===============================================================================

     The provision for income taxes in 1998, 1997, and 1996 differs from the U.S. statutory rate due to the following:
-------------------------------------------------------------------------------
Tax at statutory rate                         35.0%        35.0%        35.0%
Research and development tax credit           (0.3)        (2.2)        (4.6)
Foreign sales corporation tax benefit         (1.3)        (2.2)        (2.5)
Goodwill amortization                          7.9          3.3          1.7
Other, net                                      --         (0.6)         0.1
-------------------------------------------------------------------------------
                                              41.3%        33.3%        29.7%
===============================================================================

     In 1998, 1997, and 1996, domestic profit before taxes amounted to $1,401 million, $719 million, and $1,055 million, respectively, and foreign profit before taxes amounted to $36 million, $47 million, and $22 million, respectively.

     Cash (refunds) payments were $(16) million, $169 million, and $275 million in 1998, 1997, and 1996, respectively.

     In 1998 and 1997, net deferred tax assets were increased by $371 million and $393 million, respectively, in connection with acquisitions and subsequent adjustments to acquisitions.

     Deferred federal and foreign income taxes consisted of the following at:
(In millions)                     December 31:    1998          1997
                                               (Restated)    (Restated)
-------------------------------------------------------------------------------
Current deferred tax assets (liabilities)
     Inventory and other                         $ 115         $ 465
     Long-term contracts                           459           582
     Restructuring reserves                        262           126
     Inventory capitalization                      (27)          (24)
     Other                                          31            85
-------------------------------------------------------------------------------
Net current deferred tax assets                    840         1,234
Current period tax prepaid                                        31
Deferred federal and foreign income taxes
     -- current                                  $ 840        $1,265
-------------------------------------------------------------------------------
Noncurrent deferred tax assets (liabilities)
     Depreciation                                $(159)       $ (284)
     Revenue on leases                            (104)          (75)
     Pension                                      (521)         (588)
     Postretirement benefits                       249           247
     Other                                         (26)          (86)
-------------------------------------------------------------------------------
Deferred federal and foreign income taxes
     -- noncurrent                               $(561)       $ (786)
===============================================================================

     At December 31, 1998, $105 million of taxes payable was included in accounts payable.

Note L: Commitments and Contingencies

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

     Pursuant to the terms of the Master Separation Agreement (the "Separation Agreement"), which requires an adjustment based on net assets, the final purchase price for Hughes Defense has not been determined. Based on the terms and conditions of the Separation Agreement, the Company believes that it is entitled to a reduction in the purchase price, a position that Hughes Electronics disputes. The Company and Hughes Electronics have begun the process of negotiating a possible resolution of this matter. If the matter is not successfully resolved through negotiation, the Separation Agreement provides for binding arbitration. Accordingly, while the Company expects a reduction in purchase price from the original terms of the agreement, the amount, timing, and effect on the Company's financial position are uncertain. As a result of this uncertainty, no amounts have been recorded in the financial statements related to this gain contingency.

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

(In millions except per share amounts)  1998       1997       1996
                                     (Restated) (Restated) (Restated)
-------------------------------------------------------------------------------
Net income-as reported                 $ 844      $ 511      $ 757
Net income-pro forma                   $ 800      $ 468      $ 735
Basic earnings per share-
     as reported                       $2.50      $2.14      $3.20
     pro forma                         $2.37      $1.96      $3.11
Diluted earnings per share-
     as reported                       $2.47      $2.11      $3.15
     pro forma                         $2.34      $1.93      $3.06
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

Note O: Business Segment Reporting

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

     Reportable segments within Electronics have been determined based upon product lines and include the following: Defense Systems; Sensors and Electronics Systems; Intelligence, Information, and Aircraft Integration Systems; Command, Control, and Communication Systems; Training and Services; Commercial Electronics, and Other. Certain operating segments within Electronics have been aggregated as they exhibit similar long-term financial performance characteristics and do not meet the quantitative threshold. Of the four identifiable segments within Total Electronics, all except Intelligence, Information, and Aircraft Integration Systems have combined operations of Hughes Defense, TI Defense and Raytheon.

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

Operations by Business Segments

===========================================================================================================
                                                      Sales                      Operating income
-----------------------------------------------------------------------------------------------------------
(In millions)                      1998         1997         1996         1998         1997         1996
                                (Restated)   (Restated)   (Restated)   (Restated)   (Restated)   (Restated)
-----------------------------------------------------------------------------------------------------------
Defense Systems                  $ 4,958                                $  885
Sensors and Electronics
  Systems                          3,011                                   540
Intelligence, Information,
  and Aircraft Integration
  Systems                          2,667                                   305
Command, Control, and
  Communication Systems,
  Training and Services,
  Commercial Electronics,
  and Other                        4,186                                   302(1)
-----------------------------------------------------------------------------------------------------------
Total Electronics                 14,822       $ 8,972      $ 6,186      2,032        $  856(3)     $  793
Engineering and Construction       2,065         2,255        2,291       (253)(2)        19(4)        184
Aircraft                           2,532         2,366        2,271        227           185(5)        175
Major Appliances                     --            --         1,509         --            --            40(6)
-----------------------------------------------------------------------------------------------------------
Total                            $19,419       $13,593      $12,257     $2,006        $1,060        $1,192
===========================================================================================================

                                                                                Depreciation and
                                         Capital expenditures                     amortization
-----------------------------------------------------------------------------------------------------------
(In millions)                      1998         1997         1996         1998         1997         1996
-----------------------------------------------------------------------------------------------------------
Defense Systems                  $    79                                 $  190
Sensors and Electronics
  Systems                            117                                    194
Intelligence, Information,
  and Aircraft Integration
  Systems                             45                                    114
Command, Control, and
  Communication Systems,
  Training and Services,
  Commercial Electronics,
  and Other                           79                                    158
-----------------------------------------------------------------------------------------------------------
Total Electronics                    320       $   257     $   160          656       $   360       $  233
Engineering and Construction          41            18          27           28            33           24
Aircraft                             148           184         140           77            64           50
Major Appliances                      --            --          79           --            --           62
-----------------------------------------------------------------------------------------------------------
Total                            $  509        $   459     $   406       $  761       $   457       $  369
===========================================================================================================


                                           Identifiable assets          Change in net debt
                                            at December 31:
------------------------------------------------------------------------------------------------
(In millions)                    1998        1997       1996       1998        1997        1996
                              (Restated)  (Restated)  (Restated)
------------------------------------------------------------------------------------------------
Defense Systems                $ 3,499                            $  (396)
Sensors and Electronics
  Systems                        1,722                               (101)
Intelligence, Information,
  and Aircraft Integration
  Systems                        1,870                               (161)
Command, Control, and
  Communication Systems,
  Training and Services,
  Commercial Electronics,
  and Other                      3,314                               (322)
Unallocated Electronics
   Items                        12,872                                387
------------------------------------------------------------------------------------------------
Total Electronics               23,277     $22,532     $ 6,177       (593)
Engineering and Construction     1,495       1,758       1,564       (239)
Aircraft                         2,688       3,032       2,313       (130)
Major Appliances                   --          --          815         --
Corporate                          772       1,198         489       (235)
------------------------------------------------------------------------------------------------
Total                          $28,232     $28,520     $11,358    $(1,197)    $6,178     $1,095
================================================================================================

(1) Includes special charges of $167 million.
(2) Includes restructuring and special charges of $85 million.
(3) Includes restructuring and special charges of $340 million.
(4) Includes restructuring and special charges of $125 million.
(5) Includes special charges of $30 million.
(6) Includes special charges of $34 million.

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

Electronics Restructuring and Exit Costs
----------------------------------------

                                   Charges          Adjustments            Costs       Ending
                                   Accrued     Decrease     Increase     Incurred      Balance
                                   -------     --------     --------     --------      -------
Defense Systems                     $ 374       $ (28)       $ 62         $ 106         $ 302
Sensors and Electronics               243         (42)          1            60           142
   Systems
Intelligence, Information,
   and Aircraft Integration
   Systems                             11          (1)          1             9             2
Command, Control, and
   Communication Systems,
   Training and Services
   Commercial Electronics, and
   and Other                          176           4           3             66          117
                                   -----------------------------------------------------------
                                    $ 804       $ (67)       $ 67         $ 241         $ 563
                                   ===========================================================

                                            Number of                Square Feet
                                             Employee                  Exited
                                           Terminations              (thousands)
                                 ---------------------------------------------------------
Defense Systems                             1,500                    1,000
Sensors and Electronics Systems             2,000                    1,400
Intelligence, Information, and
   Aircraft Integration
   Systems                                    300                        -
Command, Control, and
   Communication  Systems,
   Training and Services,
   Commercial Electronics,
   and Other                                2,800                      900
                                 ---------------------------------------------------------
                                            6,600                    3,300
                                 =========================================================


Operations by Geographic Areas
===============================================================================
                                       Outside United States
(In millions)         United States     (Principally Europe)    Consolidated
-------------------------------------------------------------------------------
Sales to unaffiliated customers (Restated)
-------------------------------------------------------------------------------
1998                    $18,417             $1,002                 $19,419
1997                     12,827                766                  13,593
1996                     11,496                761                  12,257
-------------------------------------------------------------------------------
Identifiable assets at (Restated)
-------------------------------------------------------------------------------
December 31, 1998       $27,227             $1,005                 $28,232
December 31, 1997        27,898                622                  28,520
December 31, 1996        10,705                653                  11,358
-------------------------------------------------------------------------------

     The country of origin was used to attribute sales to either United States or Outside United States. United States (U.S.) sales of $18,417 million, $12,827 million, and $11,496 million include export sales, principally to Europe, the Middle East, and Far East, of $2,380 million, $2,756 million, and $2,137 million in 1998, 1997, and 1996, respectively.

     Sales to major customers, principally in Electronics, in 1998, 1997, and 1996, were: U.S. government (end user), $11,167 million, $5,787 million, and $4,638 million, respectively, U.S. Department of Defense, $10,816 million, $4,591 million, and $4,032 million, respectively, and U.S. government (foreign military sales), $1,660 million, $483 million, and $502 million, respectively.

Note P: Quarterly Operating Results (unaudited)

(In millions except
per share amounts)             First         Second       Third        Fourth
-------------------------------------------------------------------------------
1998 (Restated)
-------------------------------------------------------------------------------
Net sales                      $4,693       $5,037        $4,431      $5,258
Cost of sales                   3,656        3,910         3,671       3,930
Net income                        228          263(1)         12(2)      341(3)
Earnings per share
     Basic                       0.67         0.78(1)       0.04(2)     1.01(3)
     Diluted                     0.66         0.77(1)       0.04(2)     1.00(3)
Cash dividends per common share
     Declared                    0.20         0.20          0.20        0.20
     Paid                        0.20         0.20          0.20        0.20
Common stock prices per the Composite Tape
     Class A-High               59.50        59.19         59.63       58.56
     Class A-Low                44.88        50.38         39.88       48.69
     Class B-High               60.69        60.19         60.75       59.81
     Class B-Low                45.75        51.44         40.69       49.31

-------------------------------------------------------------------------------
1997 (Restated)
-------------------------------------------------------------------------------
Net sales                      $2,946       $3,292        $3,422      $3,933
Cost of sales                   2,262        2,547         2,620       3,500
Net income                        187          203           207(4)      (86)(5)
Earnings per share
     Basic                       0.79         0.86          0.88(4)    (0.35)(5)
     Diluted                     0.78         0.85          0.86(4)    (0.35)(5)
Cash dividends per common share
     Declared                    0.20         0.20          0.20        0.20
     Paid                        0.20         0.20          0.20        0.20
Common stock prices per the Composite Tape
     Class A-High                                                      57.00
     Class A-Low                                                       48.00
     Class B-High               51.25        53.88         60.56       60.50
     Class B-Low                43.25        41.75         50.81       49.19
-------------------------------------------------------------------------------
1998 (Previously reported)
-------------------------------------------------------------------------------
Net sales                      $4,574       $5,078        $4,436      $5,442
Cost of sales                   3,558        3,939         3,678       4,073
Net income                        215          270(1)         11(2)      368(3)
Earnings per share
     Basic                       0.63         0.80(1)       0.03(2)     1.09(3)
     Diluted                     0.63         0.79(1)       0.03(2)     1.08(3)
-------------------------------------------------------------------------------
1997 (Previously reported)
-------------------------------------------------------------------------------
Net sales                      $2,899       $3,325        $3,445      $4,004
Cost of sales                   2,221        2,570         2,636       3,558
Net income                        183          210           211(4)      (77)(5)
Earnings per share
     Basic                       0.78         0.89          0.90(4)    (0.31)(5)
     Diluted                     0.77         0.88          0.88(4)    (0.31)(5)
-------------------------------------------------------------------------------

(1) - Includes special charges of $54 million after-tax and net gain on sales of operating units of $61 million after-tax. The impact of these items combined was a net gain of $7 million after-tax, or $0.02 per share.

(2) - Includes a charge of $180 million after-tax and restructuring and special charges of $104 million after-tax and net gain on sales of operating units of $3 milion after-tax. The impact of these items combined was a net charge of $281 million after-tax, or $0.82 per share.

(3) - Includes a net gain on sales of operating units of $3 million after-tax, or $0.01 per share.

(4) - Includes a net gain on sales of operating units of $8 million after-tax, or $0.03 per share.

(5) - Includes restructuring and special charges of $322 milion after-tax and a net gain on sales of operating units of $38 million after-tax. The impact of these items combined was a net charge of $284 million after-tax, or $1.14 per share.

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

     Swap contracts were $383 million and $386 million at December 31, 1998 and 1997, respectively. Swap contracts outstanding at December 31, 1998 mature during 2000 and essentially fix the interest rates on a portion of variable rate debt. Under these agreements, the Company will pay the counterparties interest at a weighted average fixed rate of 6.5%, and the counterparties will pay the Company at a variable rate primarily equal to three-month LIBOR. The weighted average variable rate applicable to these agreements was 5.2% at December 31, 1998.

     Foreign exchange forward contracts, used primarily to minimize fluctuations in the values of foreign currency payments and receipts, have maturities at various dates through June 2003 as follows:

      $678 million in 1999
      $ 70 million in 2000
      $  4 million in 2001
      $ 11 million in 2002
      $ 13 million in 2003

Estimated fair values for the swap contracts and foreign exchange contracts total $13 million.

Note R: Stockholders' Equity

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

                                             1998       1997       1996
                                          (Restated)  (Restated) (Restated)
-------------------------------------------------------------------------------
Net income for basic and diluted EPS      $    844    $    511   $    757
Share information (in thousands)
     Average common shares
       outstanding for basic EPS           337,882     238,915    236,600
     Dilutive effect of stock options
       and restricted stock                  3,979       2,971      3,565
-------------------------------------------------------------------------------
     Shares for diluted EPS                341,861     241,886    240,165
Basic EPS                                 $   2.50    $   2.14   $   3.20
Diluted EPS                               $   2.47    $   2.11   $   3.15
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

Note S: Subsequent Events

     In the fourth quarter of 1997, the Company took a charge for $220 million for a series of restructuring actions. In the fourth quarter of 1999, the Company determined that the cost of these initiatives would be $65 million lower than originally planned. The reduction in the estimated costs related to lower than anticipated costs for severance and facilities. The primary reasons for the reduction in severance costs include a shift in the composition of severed employees, higher attrition resulting in the need for fewer severed employees, and more employees transferring to other locations within the Company. The estimated costs related to facilities were lower than anticipated due to the identification of alternative uses for assets originally identified for disposition, lower de-installation costs, and more rapid exit from facilities.

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

/s/ Franklyn A. Caine

Senior Vice President and
Chief Financial Officer

/s/ Daniel P. Burnham

Chairman and
Chief Executive Officer

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

/s/ Daniel P. Burnham

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

The consolidated financial statements for each of the three years in the period ended December 31, 1998 have been restated as described in Note B.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
January 26, 1999, except for the information in Notes B, C and S as to which the date is January 17, 2000