Form 10-K, Exhibit 13
period 1999-12-31
RAYTHEON CO/
filed 2000-03-28
CIK 1047122

                                       1
EXHIBIT 13

Five-Year Statistical Summary

------------------------------------------------------------------------------------------------------------------------
                                                       1999           1998          1997         1996         1995
------------------------------------------------------------------------------------------------------------------------
(In millions except share amounts)                                 (Restated)    (Restated)    (Restated)  (Restated)
------------------------------------------------------------------------------------------------------------------------
Results of Operations
------------------------------------------------------------------------------------------------------------------------
Net sales                                           $19,841(1)     $19,419(4)    $13,593       $12,257      $11,836
Operating income                                      1,527(2)       2,006(5)      1,060(7)      1,192(9)     1,122(10)
Interest expense, net                                   713            711           359           154          171
Net income                                              404(3)         844(6)        511(8)        757(9)       795(11)
Diluted earnings per share                            $1.19(3)       $2.47(6)      $2.11(8)      $3.15(9)     $3.24(11)
Dividends declared per share                           0.80           0.80          0.80          0.80         0.75
Average diluted shares outstanding (in thousands)   340,784        341,861       241,886       240,165      245,397
------------------------------------------------------------------------------------------------------------------------
Financial Position at Year-End
------------------------------------------------------------------------------------------------------------------------
Current assets                                       $8,931         $8,965        $9,155        $5,688       $5,279
Property, plant, and equipment, net                   2,417          2,275         2,891         1,802        1,584
Total assets                                         28,110         28,232        28,520        11,358        9,999
Current liabilities                                   7,886          7,032        11,176         4,875        3,801
Long-term debt                                        7,298          8,163         4,406         1,500        1,488
Total debt                                            9,770          8,990        10,062         3,727        2,704
Stockholders' equity                                 10,959         10,797        10,386         4,575        4,273
------------------------------------------------------------------------------------------------------------------------
General Statistics
------------------------------------------------------------------------------------------------------------------------
Total backlog                                       $28,420        $24,045(12)   $21,515       $12,251      $10,662
U.S. government backlog included above               16,107         14,622(12)    12,547         5,637        5,142
Capital expenditures                                    532            509           459           406          329
Depreciation and amortization                           724            761           457           369          371
Number of employees (actual)                        105,300        108,200       119,200        75,300       73,200
------------------------------------------------------------------------------------------------------------------------

(1)  Includes a charge of $200 million.

(2) Includes charges of $320 million and restructuring and special charges of $207 million, offset by $65 million of favorable adjustments to restructuring-related reserves.

(3) Includes charges of $320 million pretax and restructuring and special charges of $221 million pretax, offset by favorable adjustments to restructuring-related reserves of $65 million pretax, and a net gain on sales of operating units and investments of $23 million pretax. The impact of these items combined was a net charge of $276 million after-tax, or $0.81 per diluted share.

(4)  Includes a charge of $310 million.

(5) Includes a charge of $310 million and restructuring and special charges of $252 million.

(6) Includes a charge of $310 million pretax, restructuring and special charges of $252 million pretax, and a net gain on sales of operating units of $141 million pretax. The impact of these items combined was a net charge of $271 million after-tax, or $0.79 per diluted share.

(7)  Includes restructuring and special charges of $495 million.

(8) Includes restructuring and special charges of $495 million pretax and a net gain on sales of operating units of $72 million pretax. The impact of these items combined was a net charge of $275 million after-tax, or $1.14 per diluted share.

(9) Includes a special charge of $34 million pretax, $22 million after-tax, or $0.09 per diluted share.

(10) Includes a charge of $77 million and a special charge of $125 million.

(11) Includes a charge of $77 million pretax, a special charge of $125 million pretax, and a net gain on sales of operating units of $210 million pretax. The impact of these items combined was a net gain of $5 million after-tax, or $0.02 per diluted share.

(12) During 1998, the Company changed its method of reporting backlog at certain locations as discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations.

Note: The Company has restated its financial statements for revenue related to bill and hold transactions at Raytheon Aircraft as more fully discussed in Note B to the financial statements. In addition, certain prior year amounts have been reclassified to conform to the current year presentation. In December 1997, the Company issued 102.6 million shares of Class A common stock and converted each share of Raytheon common stock into one share of Class B common stock in connection with the merger with Hughes Defense. All share and per share amounts have been restated to reflect the two-for-one stock split in October 1995.

Management's Discussion and Analysis of Financial Condition and
Results of Operations

Overview

Raytheon Company (the "Company") is a global technology leader that operates in three major business areas: Electronics, both defense and commercial, Engineering and Construction, and Aircraft. The Company is a leader in defense electronics, including missiles; radar; sensors and electro-optics; reconnaissance, surveillance, and intelligence; command, control, communication, and information; training; simulation and services; naval systems; air traffic control systems; and aircraft integration systems. The Company's results of operations include the results of Texas Instruments' defense business (TI Defense) which was acquired on July 11, 1997, and the defense business of Hughes Electronics Corporation (Hughes Defense) which merged with the Company on December 17, 1997. The Electronics segments were established in conjunction with the consolidation and reorganization of the Company's Electronics businesses and the creation of Raytheon Systems Company (RSC) in December 1997. RSC is comprised of the Defense Systems segment, the Sensors and Electronic Systems segment, the Command, Control, Communication and Information Systems segment, and the defense electronics portion of the segment that includes Aircraft Integration Systems, Training and Services, Commercial Electronics, and Other. In the first quarter of 2000, RSC was eliminated and the Defense Systems and Sensors and Electronic Systems segments were combined into the new Electronic Systems segment. The Engineering and Construction segment offers full-service engineering and construction capabilities to clients worldwide. The Aircraft segment is one of the leading providers of business and special mission aircraft and delivers a broad line of jet, turboprop, and piston-powered airplanes to corporate and military customers worldwide.

Consolidated Results of Operations

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), which among other guidance, clarifies certain conditions to be met in order to recognize revenue. After reexamining the terms underlying certain transactions of Raytheon Aircraft, the Company determined that revenue related to these transactions should be reversed. In view of the cumulative effect of the unrecorded adjustment on the results of future periods, the Company restated its annual and quarterly consolidated financial statements. The restatements were required to reverse sales that the Company believed were properly recorded as bill and hold sales when the manufacturing process was substantially complete and the rights of ownership of the aircraft had passed to the buyer, but before minor modifications had been completed and the physical delivery of the aircraft occurred. The restated financial statements reflect sales when final delivery of the aircraft occurred. As these adjustments relate to the timing of revenue recognition, all reversals are recognized in later periods. The financial statements and related notes set forth in this Annual Report reflect all such restatements.

   Net sales in 1999 were $19.8 billion compared with $19.4 billion in 1998 and $13.6 billion in 1997. Sales to the U.S. Department of Defense were 53 percent of sales in 1999, 56 percent in 1998, and 34 percent in 1997. Total sales to the U.S. government, including foreign military sales, were 61 percent of sales in 1999, 66 percent in 1998, and 46 percent in 1997. The increases in 1998 are primarily a result of the merger with Hughes Defense and the acquisition of TI Defense. Total international sales, including foreign military sales, were 27 percent of sales in 1999, 26 percent in 1998, and 29 percent in 1997.

   Gross margin in 1999 was $3.6 billion compared with $4.3 billion in 1998 and $2.7 billion in 1997, or 18.1 percent of sales in 1999, 21.9 percent in 1998, and 19.6 percent in 1997. Excluding the restructuring and special charges described below of $133 million, net in 1999 ($198 million of restructuring and special charges offset by $65 million of favorable adjustments to restructuring-related reserves), $85 million in 1998, and $401 million in 1997, gross margin was $3.7 billion in 1999, $4.3 billion in 1998, and $3.1 billion in 1997, or 18.7 percent of sales in 1999, 22.3 percent in 1998, and 22.5 percent in 1997. The decrease in gross margin as a percent of sales in 1999 is due to lower international revenues and more competitive pricing pressure in defense electronics.

   Administrative and selling expenses were $1,550 million in 1999, $1,664 million in 1998, and $1,189 million in 1997. The increase in 1998 is due primarily to the merger with Hughes Defense and the acquisition of TI Defense, partially offset by the sale of the Company's home appliance, heating, air conditioning, and commercial cooking operations in September 1997. Excluding the restructuring charges described below of $9 million in 1999 and the special charges of $167 million in 1998 and $94 million in 1997, administrative and selling expenses decreased to 7.8 percent of sales in 1999 and 7.7 percent in 1998 from 8.1 percent in 1997. The decrease is due primarily to economies of scale resulting from the merger with Hughes Defense and the acquisition of TI Defense.

   Research and development expenses were $508 million or 2.6 percent of sales in 1999, $582 million or 3.0 percent of sales in 1998, and $415 million or 3.1 percent of sales in 1997. The decrease in research and development expenses as a percent of sales in 1999 is due primarily to the elimination of duplicate research and development processes within the former RSC.

   In the fourth quarter of 1997, the Company recorded a $220 million restructuring charge, which is included in cost of sales, to reduce the then newly formed RSC workforce by 12,800 employees and reduce space by approximately 11 million square feet at 34 facilities through sales, subleases, and lease terminations. In connection with these actions, the Company also accrued $584 million as liabilities assumed in connection with the merger with Hughes Defense and the acquisition of TI Defense as part of the allocation of purchase price and not as a charge to operations. The principal actions involve the consolidation of missile and other electronics systems' manufacturing and engineering, as well as the consolidation of certain component manufacturing into Centers of Excellence.

   In the fourth quarter of 1998, the estimated number of employee terminations increased by approximately 1,200 employees, primarily comprised of manufacturing employees, however, the actual cost of termination per employee was lower than the original estimate. As a result of these changes in estimate, the total cost of employee severance decreased by $37 million. In the fourth quarter of 1998, the Company determined that facilities exit costs would run lower than the original estimate by $30 million because many of the facility actions were progressing ahead of the original schedule, reducing the amount of rent and occupancy costs, and costs to return certain facilities to the required condition were less than originally planned. In the fourth quarter of 1998, the Company committed to close two additional facilities and further reduce employment by approximately 1,400 positions. The total program cost of the actions was estimated at $67 million, comprised of $14 million of severance and other employee related costs and $53 million of facility closure and related costs.

   In the third quarter of 1999, the Company recorded a $35 million restructuring charge, which is included in cost of sales, for higher than originally estimated exit costs related to the Hughes Defense and TI Defense actions. The estimate for employee related exit costs increased by $27 million for higher than planned severance and other termination benefit costs. The estimate for facility related exit costs increased by $8 million for additional lease termination costs expected to be incurred. The Company accrued $12 million of exit costs as liabilities assumed in connection with a minor acquisition. The Company recorded a $102 million restructuring charge in the third quarter of 1999, of which $93 million is included in cost of sales and $9 million is included in administrative and selling expenses, to further reduce the Electronics workforce by 2,200 employees and vacate and dispose of an additional
2.7 million square feet of facility space. Employee related exit costs of $55 million include severance and other termination benefit costs for manufacturing, engineering, and administrative employees. Facility related exit costs of $47 million include the costs for lease termination, building closure and disposal, and equipment disposition.

   In the fourth quarter of 1999, the Company determined that the cost of the RSC restructuring initiatives would be $65 million lower than originally planned and recorded a favorable adjustment to the original $220 million restructuring charge. The reduction in the estimated costs related to lower than anticipated costs for severance and facilities. The primary reasons for the reduction in severance costs include a shift in the composition of severed employees, higher attrition resulting in the need for fewer severed employees, and more employees transferring to other locations within the Company. The estimated costs related to facilities were lower than anticipated due to the identification of alternative uses for assets originally identified for disposition, lower de-installation costs, and more rapid exit from facilities.

   The total cost of the Electronics actions are currently estimated at $1.2 billion, of which $888 million pertains to exit costs. Approximately $453 million of the exit costs relate to employee severance and $435 million relate to facilities. Through December 31, 1999, Electronics employment had been reduced by approximately 10,900 people, and 9.5 million square feet had been vacated. The Company expects to essentially complete these restructuring actions in 2000. While these actions are intended to improve the Company's competitive position, there can be no assurances as to their ultimate success or that additional restructuring actions will not be required.

   In the fourth quarter of 1997, the Company recorded a $75 million restructuring charge, which is included in cost of sales, to reduce the Raytheon Engineers & Constructors (RE&C) workforce by 1,000 employees and close or partially close 16 offices, reducing space by approximately 1.1 million square feet. The restructuring charge included $31 million for employee severance and $44 million for facilities exit. During the fourth quarter of 1998, the Company modified the plan for RE&C to close fewer facilities than originally estimated. As a result of this modification, the number of employee terminations was reduced from approximately 2,300 people to approximately 1,400 and the total cost of employee severance decreased by $11 million. Because higher than expected facilities exit costs were incurred at the locations being closed, the total estimated cost of facilities exit increased by $11 million. In October

1998, the Company announced plans for an additional 260 person reduction in the RE&C workforce and recorded an additional $33 million restructuring charge, which is included in cost of sales. The Company completed these actions during 1999 for $10 million less than planned due to lower facility exit costs. In the second quarter of 1999, the Company implemented additional restructuring plans to further reduce the RE&C workforce by 200 employees at a cost of $10 million. The Company recorded a restructuring charge of $10 million in the third quarter of 1999, which is included in cost of sales, to reduce the workforce by another 150 employees. The workforce affected by the 1999 restructuring actions were engineering and administrative employees. The total cost of the RE&C actions are currently estimated at $118 million, of which $63 million relate to employee severance and $55 million relate to facilities exit.

   Through December 31, 1999, RE&C employment had been reduced by approximately 1,600 people, and 1.1 million square feet had been vacated. While these actions are intended to improve the Company's competitive position, there can be no assurances as to their ultimate success or that additional restructuring actions will not be required.

   In 1999, the Company recorded the following restructuring charges and favorable adjustments to restructuring-related reserves, discussed above, and special charges, discussed below, which were included in the statements of income and classified as a reduction in net sales or included in cost of sales, administrative and selling expenses, or other expense as indicated below:

                                                    Admin.
                                 Net      Cost   and Selling    Other
(In millions)                   Sales   of Sales  Expenses     Expense   Total
-------------------------------------------------------------------------------
Restructuring charges
      Electronics                        $128       $9                    $137
      RE&C                                 10                               10
Favorable adjustments to
  restructuring-related reserves
      Electronics                         (65)                             (65)
Special charges
      Electronics
         Iridium LLC             $15        6                    $14        35
         Korean business venture           33                               33
         Exit PRT business                  6                                6
-------------------------------------------------------------------------------
Total                            $15     $118       $9           $14      $156
===============================================================================

In 1999, the Company recorded a $35 million special charge to write down its minority investment and receivables related to Iridium LLC, which filed for Chapter 11 protection from creditors on August 13, 1999. The Company also recorded an additional $33 million special charge to further write down inventory and receivables related to a Korean business venture and a $6 million special charge to exit the personal rapid transit (PRT) business, including the costs to dispose of a test track. At December 31, 1999, the remaining assets related to the Korean business venture consisted of a $5 million receivable.

   In 1998, the Company recorded the following restructuring charges, discussed above, and special charges, discussed below, which were included in the statements of income and classified as either cost of sales or administrative and selling expenses as indicated below:
                                                      Admin.
                                           Cost     and Selling
(In millions)                            of Sales    Expenses       Total
-------------------------------------------------------------------------------
Restructuring charges
      RE&C                               $33                         $33
Special charges
      RE&C asset impairment               52                          52
      Electronics
         Korean business venture                       $42            42
         Exit a line of business                        83            83
         Write down assets to be sold                   42            42
-------------------------------------------------------------------------------
Total                                    $85          $167          $252
===============================================================================

During the second quarter of 1998, the Company's partner in a Commercial Electronics business venture in Korea began to experience financial difficulties. As a result, the Company recorded a $42 million special charge to recognize a permanent impairment of its investment in the business venture, reducing the book value of the investment to estimated fair value. During the third quarter of 1998, the financial condition of the business venture deteriorated further, and the Company recorded an additional $83 million special charge to exit a line of business, which included writing off its remaining investment in the Korean business venture.

   In 1998, the Company also recorded a $52 million special charge for asset impairment related to the RE&C restructuring actions to exit two operations which were closed in 1999. The charges consisted of $45 million of goodwill associated with one of the operations to be exited and $7 million for the estimated loss on disposition of the other operation.

   Also in 1998, the Company recorded a $42 million special charge to write down the assets of two operations in the Electronics businesses that the Company had decided to sell, to estimated fair value of approximately $125 million. One sale was completed during 1998 and the other during 1999. The operating results, which were not material, were included in the Company's results of operations through the date of sale.

   In 1997, the Company recorded the following restructuring charges, discussed above, and special charges, discussed below, which were included in the statements of income and classified as either cost of sales or administrative and selling expenses as indicated below:

                                       8
                                                      Admin.
                                           Cost    and Selling
(In millions)                            of Sales    Expenses       Total
-------------------------------------------------------------------------------
Restructuring charges
      Electronics                       $220                        $220
      RE&C                                75                          75
Special charges
      RE&C contract valuations            50                          50
      Electronics
         Asset impairment                  9                           9
         Write down assets to be sold                  $48            48
         One time merger costs            17            46            63
      Aircraft asset impairment           30                          30
-------------------------------------------------------------------------------
Total                                   $401           $94          $495
===============================================================================

In 1997, the Company recorded a $63 million special charge primarily for one-time costs in the Electronics businesses associated with the merger with Hughes Defense and the acquisition of TI Defense. The Company also recorded a $48 million special charge primarily to write down to estimated fair value certain assets in the Electronics businesses that the Company had decided to sell. The sale of these assets was completed in 1998 and the proceeds and loss on disposition were not material. A $9 million special charge was also recorded for an asset impairment.

   Also in 1997, the Company recorded a $50 million special charge for contract valuations at RE&C and a $30 million special charge to recognize a permanent impairment at Raytheon Aircraft.

   Operating income was $1,527 million or 7.7 percent of sales in 1999, $2,006 million or 10.3 percent of sales in 1998, and $1,060 million or 7.8 percent of sales in 1997. Excluding the restructuring and special charges described above of $142 million, net in 1999 ($207 million of restructuring and special charges offset by $65 million of favorable adjustments to restructuring-related reserves), $252 million in 1998, and $495 million in 1997, operating income as a percent of sales was 8.4 percent, 11.6 percent, and 11.4 percent in 1999, 1998, and 1997, respectively. The changes in operating income by segment are discussed below.

   Interest expense, net was $713 million in 1999, $711 million in 1998, and $359 million in 1997. The increase in 1998 was due principally to the higher debt level resulting from the merger with Hughes Defense and the acquisition of TI Defense. During 1998, the Company issued $3.8 billion of long-term notes and debentures in order to secure favorable long-term rates. The weighted average cost of borrowing was 7.1 percent in 1999, 6.9 percent in 1998, and 6.8 percent in 1997.

   Other income, net was $14 million in 1999, versus $142 million in 1998 which included a $141 million net gain on sales of operating units, and $65 million in 1997 which included a $72 million net gain on sales of operating units.

   The effective tax rate was 44.8 percent in 1999, 41.3 percent in 1998, and
33.3 percent in 1997. The effective tax rate reflects primarily the U.S. statutory rate of 35 percent reduced by foreign sales corporation tax credits and research and development tax credits applicable to certain government contracts, increased by non-deductible amortization of goodwill. The increase in the effective tax rate in 1999 and 1998 was primarily due to the increase in non-deductible amortization of goodwill resulting from the merger with Hughes Defense.

   In 1999, the Company adopted the American Institute of Certified Public Accountants Statement of Position 98-5, Reporting on the Costs of Start-Up Activities (SOP 98-5). This accounting standard requires that certain start-up and pre-contract costs be expensed as incurred. The Company recorded a charge of $53 million after-tax reflecting the initial application of SOP 98-5 and the cumulative effect of the change in accounting principle.

   The impact of the 1999 restructuring and special charges, favorable adjustments to restructuring-related reserves, and net gain on sales of operating units and investments combined was a net charge of $133 million pretax and $86 million after-tax. The impact of the 1998 restructuring and special charges and net gain on sales of operating units combined was a net charge of $111 million pretax and $72 million after-tax. The impact of the 1997 restructuring and special charges and net gain on sales of operating units combined was a net charge of $423 million pretax and $275 million after-tax.

   Net income in 1999 was $404 million, or $1.19 per diluted share on 340.8 million average shares outstanding. Net income in 1998 was $844 million, or $2.47 per diluted share on 341.9 million average shares outstanding. Net income in 1997 was $511 million, or $2.11 per diluted share on 241.9 million average shares outstanding. The Company issued 102.6 million shares of Class A common stock in December 1997 in connection with the merger with Hughes Defense.

   The Company's total number of employees was approximately 105,300 at December 31, 1999, approximately 108,200 at December 31, 1998, and approximately 119,200 at December 31, 1997. The decreases are primarily a result of the restructuring initiatives outlined above.

Segment Results
                                         1999        1998       1997
-------------------------------------------------------------------------------
Sales (In millions)                              (Restated)  (Restated)
-------------------------------------------------------------------------------
Defense Systems                       $ 5,215     $ 4,941
Sensors and Electronic Systems          2,695       2,934
Command, Control, Communication
   and Information Systems              3,576       3,529
Aircraft Integration Systems,
   Training and Services, Commercial
   Electronics, and Other               3,003       3,418
-------------------------------------------------------------------------------
Total Electronics                      14,489      14,822     $ 8,972
Engineering and Construction            2,656       2,065       2,255
Aircraft                                2,696       2,532       2,366
-------------------------------------------------------------------------------
Total                                 $19,841     $19,419     $13,593
===============================================================================

                                         1999        1998       1997
-------------------------------------------------------------------------------
Operating Income (In millions)                   (Restated)  (Restated)
-------------------------------------------------------------------------------
Defense Systems                       $  785      $  880
Sensors and Electronic Systems           332         556
Command, Control, Communication
   and Information Systems               301         371
Aircraft Integration Systems,
   Training and Services, Commercial
   Electronics, and Other                  8         225
------------------------------------------------------------------------------
Total Electronics                      1,426       2,032     $  856
Engineering and Construction             (61)       (253)        19
Aircraft                                 162         227        185
------------------------------------------------------------------------------
Total                                 $1,527      $2,006     $1,060
==============================================================================

Certain prior year segment amounts were reclassified to conform to the current year presentation. Information for the segments that comprise Total Electronics has not been presented for 1997 because the Company determined that it was impracticable to obtain the comparative information due to the significant acquisitions, divestitures, and reorganizations that took place during 1997. In keeping with the Company's on-going consolidation efforts and to further simplify its organizational structure, in the first quarter of 2000, RSC was eliminated and the Defense Systems and Sensors and Electronic Systems segments were combined into the new Electronic Systems segment. These organizational changes will be reflected in the Company's 2000 financial statements.

   The Electronics businesses reported 1999 sales of $14.5 billion and operating income of $1,426 million, 1998 sales of $14.8 billion and operating income of $2,032 million, and 1997 sales of $9.0 billion and operating income of $856 million. In 1999, the Company recorded a $195 million contract-related operating charge of which $165 million was recorded as a reduction to net sales and $30 million was included in cost of sales. Approximately $130 million related to changes in estimates on three contracts. Two were fixed price U.S. government contracts that were in loss positions, of which one was expected to begin to realize certain efficiencies that have not materialized. The second recently completed the development phase at higher than expected costs resulting in a higher loss than originally anticipated, therefore, additional loss provisions were recorded. The third was a fixed price commercial program in a new line of business. The cost of this program was running higher than the initial projections, therefore, a loss provision was recorded. The significant increase in 1998 was attributable primarily to the merger with Hughes Defense and the acquisition of TI Defense. Additionally, the previously discussed restructuring and special charges decreased to $167 million in 1998 from $340 million in 1997.

   Defense Systems reported 1999 sales of $5.2 billion, an increase from $4.9 billion in 1998. Operating income was $785 million in 1999 versus $880 million in 1998. The decrease in operating income was primarily due to the 1999 charges.

   Sensors and Electronic Systems reported 1999 sales of $2.7 billion versus $2.9 billion in 1998. Operating income was $332 million in 1999 versus $556 million in 1998. The decrease in operating income was primarily due to the 1999 charges and higher margin programs completed in the prior year.

   Command, Control, Communication and Information Systems reported 1999 sales of $3.6 billion versus $3.5 billion in 1998. Operating income was $301 million in 1999 compared to $371 million in 1998. The decrease in operating income was primarily due to the 1999 charges.

   Aircraft Integration Systems, Training and Services, Commercial Electronics, and Other reported 1999 sales of $3.0 billion down from $3.4 billion in 1998. Operating income was $8 million in 1999 compared to $225 million in 1998. The decrease in operating income was primarily due to the 1999 charges and higher margin programs completed in the prior year.

   RE&C reported 1999 sales of $2.7 billion and an operating loss of $61 million, 1998 sales of $2.1 billion and an operating loss of $253 million, and 1997 sales of $2.3 billion and operating income of $19 million. In 1999, RE&C recorded a $125 million operating charge of which $20 million was recorded as a reduction to net sales and $105 million was included in cost of sales. The charge related to four troubled international fixed price contracts in loss positions that are experiencing schedule delays and cost overruns due to labor difficulties and subcontractor performance. Delays, cancellations, and cost growth on other projects have also contributed to the erosion in operating margins. These difficulties may continue into the forseeable future. Any additional cost growth or losses will have an adverse effect on the Company's financial position and results of operations. In 1998, RE&C recorded a non-recurring charge of $310 million consisting of a $153 million change in estimate on certain contracts and a $157 million charge related to certain contract claims. The charge related to the change in estimate was due to increased cost projections on several large turnkey projects. The charge related to contract claims was due to a change in methodology employed by the Company to pursue outstanding claims. In accordance with contract accounting rules, this charge was recorded as a reduction in net sales. In addition, RE&C recorded previously discussed restructuring and special charges of $85 million in 1998 and $125 million in 1997. The decrease in sales and operating income in 1998 was due primarily to the $310 million non-recurring charge. RE&C has undertaken corrective actions in an effort to improve cash flow management, reduce the overhead structure, and strengthen the management team.

   Raytheon Aircraft reported 1999 sales of $2.7 billion and operating income of $162 million or 6.0 percent of sales, 1998 sales of $2.5 billion and operating income of $227 million or 9.0 percent of sales, and 1997 sales of $2.4 billion and operating income of $185 million or 7.8 percent of sales. The increase in sales was primarily due to increased demand for the King Air and Hawker aircraft. Excluding the 1997 special charge of $30 million discussed above, operating income was 9.1 percent of sales. The decline in operating income as a percent of sales in 1999 was due to increased development and start-up costs for the Premier I, Hawker Horizon, and JPATS aircraft, higher production costs, and commuter valuation costs.

Backlog consisted of the following at December 31:

                                              1999        1998       1997
-------------------------------------------------------------------------------
(In millions)                                         (Restated)  (Restated)
-------------------------------------------------------------------------------
Electronics                                $20,783     $17,648     $16,641
Engineering and Construction                 3,355       3,888       2,900
Aircraft                                     4,282       2,509       1,974
-------------------------------------------------------------------------------
Total backlog                              $28,420     $24,045     $21,515
===============================================================================
U.S. government backlog
   included above                          $16,107     $14,622     $12,547
-------------------------------------------------------------------------------

The increase in backlog in 1999 was due primarily to the receipt of several significant orders at Electronics and Aircraft. In the third quarter of 1998, the Company changed its method of reporting backlog at certain locations in order to provide a consistent method of reporting across and within the Company's businesses. Backlog includes the full value of contract awards when received, excluding awards and options expected in future periods. Prior to the change, contract values which were awarded but incrementally funded were excluded from reported backlog for some parts of the business. The one-time impact of this change was a $1.1 billion increase to Electronics backlog and a $0.9 billion increase to Engineering and Construction backlog, related principally to U.S. government contracts. Prior periods have not been restated for this change. Excluding this change, backlog remained essentially unchanged from December 31, 1998 to December 31, 1997.

Financial Condition and Liquidity

Net cash used in operating activities in 1999 was $317 million versus net cash provided by operating activities of $994 million in 1998. The decrease was due principally to increased working capital requirements and restructuring activities at the Electronics businesses. Net cash provided by operating activities was $1,044 million in 1997. In 1999 and 1998, the Company incurred cash expenditures of $426 million and $276 million, respectively, on restructuring and exit costs and $265 million and $56 million, respectively, of capital expenditures and period expenses related to restructuring and consolidation activities for RSC and RE&C combined. The Company expects to spend approximately $250 million on exit costs and approximately $50 million on capital expenditures and period costs related to restructuring actions in 2000. While the Company expects that the completion of restructuring and consolidation activities will reduce cash flow in the near term, over the next five years the Company expects to recover that investment.

   The Company maintains an ongoing program under which it sells general and commuter aviation long-term receivables. During the fourth quarter of 1998, the Company initiated a program under which it sells government short-term receivables. Proceeds from the sale of government short-term receivables were $225 million in 1998. In addition, the Company maintains an ongoing program under which it sells engineering and construction short-term receivables. In 1999, the Company changed its method of reporting cash flows related to the origination and sale of financing receivables, which are now classified as cash flows from investing activities. Prior to the change, these amounts were classified as cash flows from operating activities. Prior year amounts have been reclassified to conform with the current year presentation.

   Net cash used in investing activities was $400 million in 1999 versus net cash provided by investing activities of $617 million in 1998 and net cash used in investing activities of $2,937 million in 1997. Origination of financing receivables was $1,438 million in 1999, $1,339 million in 1998, and $1,317 million in 1997. Sale of financing receivables was $1,239 million in 1999, $1,105 million in 1998, and $1,182 million in 1997. Capital expenditures were $532 million in 1999, $509 million in 1998, and $459 million in 1997. The increase in 1998 was primarily due to the merger with Hughes Defense and the acquisition of TI Defense. Capital expenditures in 2000 are expected to approximate 1999 levels.

   Proceeds from the sales of property, plant, and equipment were $102 million in 1999. Proceeds from the sales of property, plant, and equipment in 1998 were $700 million and included a $490 million property sale and five-year operating lease facility. The transaction was intended to diversify the Company's sources of funding and extend the term for a portion of the Company's financing obligations. Remaining lease payments approximate $83 million in 2000, $77 million in 2001, $64 million in 2002, and $215 million in 2003. The lease facility contains covenants that are substantially similar to those in the Company's senior credit facilities. Proceeds from the sales of property, plant, and equipment were $69 million in 1997.

   In 1998, the Company made net payments for the purchase of acquired companies of $96 million, including $63 million for the acquisition of AlliedSignal's Communications Systems business. In 1997, net payments of $3,087 million were made in connection with the merger with Hughes Defense and the acquisition of TI Defense. Pursuant to the terms of the Master Separation Agreement (the "Separation Agreement"), which requires an adjustment based on net assets, the final purchase price for Hughes Defense has not been determined. Based on the terms and conditions of the Separation Agreement, the Company believes that it is entitled to a reduction in the purchase price, a position that Hughes Electronics disputes. The Company and Hughes Electronics have begun the process of negotiating a possible resolution of this matter. If the matter is not successfully resolved through negotiation, the Separation Agreement provides for binding arbitration. Accordingly, while the Company expects a reduction in purchase price from the original terms of the agreement, the amount, timing, and effect on the Company's financial position are uncertain. As a result of this uncertainty, no amounts have been recorded in the financial statements related to this expected reduction in purchase price. Any payment received from Hughes Electronics as a result of a reduction in purchase price will result in a corresponding reduction in goodwill and not be reflected in the income statement. Any payment received from Hughes Electronics for interest accrued on a reduction in purchase price, as provided in the Separation Agreement, will be reflected in the income statement in the period of receipt.

   Pursuant to the terms of the Separation Agreement, Hughes Electronics delivered to the Company a balance sheet for Hughes Defense as of December 17, 1997 (the "Closing Balance Sheet"), the effective time of the merger with Hughes Defense. During the course of the Company's review of the Closing Balance Sheet, the Company identified numerous items requiring adjustment. As a result of this review, as well as the accrual of additional exit costs, the Company recorded a total of approximately $1 billion of adjustments, exit cost accruals, and additional goodwill during 1998. As a result of the different measurements of the purchase price allocation, additional annual goodwill amortization of approximately $26 million will be recorded. The Closing Balance Sheet included:

o Contracts in process of $2,226 million, which the Company reduced by $1,170 million to record additional contract loss provisions of $693 million, other contract adjustments of $272 million, billed and unbilled contract write-offs of $139 million, and contract claim write-offs of $66 million.

o Inventories of $343 million, which the Company reduced by $84 million primarily to record write-offs of excess and obsolete inventory.

o Other current assets of $208 million, which the Company increased by $612 million primarily to record additional deferred tax assets related to the Company's adjustments to the Closing Balance Sheet.

o Property, plant, and equipment of $1,103 million, which the Company reduced by $78 million to record an estimated fair value adjustment.

o Other long-term assets of $1,023 million, which the Company increased by $119 million primarily to record an increase in the value of certain prepaid pension assets.

o Current liabilities of $1,701 million, which the Company increased by $931 million to record $584 million of exit costs, $245 million of adjustments for unfavorable leases, $29 million related to liabilities for employee compensation and related taxes and benefits, and $14 million for additional environmental liabilities.

o Long-term liabilities of $1,069 million, which the Company reduced by $83 million primarily to reduce certain liabilities to estimated fair value.

     As noted above, the adjustments recorded during 1998 were made as a result of the Company's review of the Closing Balance Sheet. The Company believes many of the same types of adjustments may also have been required in the September 28, 1997 Hughes Defense balance sheet which is included in the Company's Solicitation Statement/Prospectus dated November 10, 1997 (the "Prospectus"). As a result, the Company believes that the September 28, 1997 Hughes Defense balance sheet may contain items that are material departures from generally accepted accounting principles, therefore, investors are cautioned that the pro forma combined condensed financial statements contained in the Prospectus may not be representative of the combined company's actual financial position. Hughes Electronics and their independent accountants do not agree with the Company's assessment.

   In September 1999, the Company sent Hughes Electronics a demand for mediation pursuant to the alternative dispute resolution process set forth in the Separation Agreement in connection with a separate claim against Hughes Electronics concerning the accuracy and completeness of disclosures made by Hughes Electronics to the Company prior to the merger.

   In November 1999, the Company filed a complaint against Towers, Perrin, Forster & Crosby (TPF&C). The complaint arises out of a series of events concerning certain Hughes Electronics pension plans (the "Hughes Plans"), portions of which were acquired by the Company in connection with the merger with Hughes Defense. Specifically, the complaint alleges that the Company was damaged by false representations made to the Company by TPF&C regarding the amount of surplus in the Hughes Plans and errors committed by TPF&C in providing administrative services to the Hughes Plans. The complaint seeks damages in an amount to be determined at trial.

   In 1999, the Company sold its Cedarapids, Inc. subsidiary for $170 million, other non-core business operations for $65 million in cash and $3 million in securities, and securities received as partial payment for previously divested businesses for $32 million. Total sales and operating income related to these divested businesses were $138 million and $3 million, respectively in 1999.

   In 1998, the Company sold its commercial laundry business unit for $315 million in cash and $19 million in securities and its Raytheon Aircraft Montek subsidiary for $160 million. Also in 1998, the Company sold other non-core business operations for $273 million. Total sales and operating income related to these divested businesses were $372 million and $8 million, respectively in 1998.

   In 1997, the Company sold its home appliance, heating, air conditioning, and commercial cooking operations for $522 million. Also during 1997, the Company sold its Switchcraft and Semiconductor divisions, which were part of Commercial Electronics, for $183 million. The Company has been divesting non-core assets as part of its strategy to focus and streamline its core businesses.

   Dividends paid to stockholders were $269 million in 1999, $271 million in 1998, and $189 million in 1997. The quarterly dividend rate was $0.20 per share for each of the four quarters of 1999, 1998, and 1997. The increase in dividends paid in 1998 was due to the issuance of 102.6 million shares in connection with the merger with Hughes Defense.

   Outstanding shares were reduced by the repurchase of 2.6 million shares for $150 million in 1999, 4.6 million shares for $247 million in 1998, and 1.7 million shares for $94 million in 1997.

   Total debt was $9.8 billion at December 31, 1999 and $9.0 billion at December 31, 1998. The Company's outstanding debt has interest rates ranging from 5.7% to 7.375% and matures at various dates through 2028. Total debt, as a percentage of total capital, was 47.1 percent and 45.4 percent at December 31, 1999 and 1998, respectively.

   The Company has bank agreement covenants. During 1999, the Company's most restrictive covenant was amended. The new covenant requires that the earnings before interest and taxes (EBIT) be at least 2.4 times net interest expense for the prior four quarters. Prior to the amendment, the requirement was that EBIT was at least three times net interest expense for the prior four quarters. The Company was in compliance with this covenant during 1999, 1998, and 1997.

   The Company issued $3.8 billion of long-term notes and debentures in 1998 and $3.0 billion in 1997. These financings were used to refinance the debt associated with the merger with Hughes Defense and the acquisition of TI Defense and to take advantage of favorable long-term interest rates in order to reduce short-term borrowings.

   In July 1999, the Company filed a shelf registration with the Securities and Exchange Commission registering the possible future issuance of up to $3.0 billion in debt and/or equity securities.

   In March 2000, the Company issued $2.25 billion of long-term debt in a private placement consisting of $200 million of floating rate notes due in 2002, $800 million of 7.9% notes due in 2003, $850 million of 8.2% notes due in 2006, and $400 million of 8.3% notes due in 2010. Proceeds from the offering were used to repay outstanding short-term debt, extending the maturity of the Company's debt obligations.

   Credit ratings for the Company were established by Moody's at P-2 for short-term borrowing and Baa2 for senior debt, Standard and Poor's at A-3 for short-term borrowing and BBB- for senior debt, and Duff & Phelps at D-3 for short-term borrowing and BBB- for senior debt.

   Lines of credit with certain commercial banks totaling $4.1 billion at December 31, 1999 exist as standby facilities to support the issuance of commercial paper by the Company. These lines of credit bear interest based upon LIBOR and mature at various dates through 2002. At December 31, 1999, borrowings under these lines of credit totaled $1.4 billion.

   The Company's need for, cost of, and access to funds are dependent on future operating results, as well as conditions external to the Company. The Company believes that its financial position will be sufficient to maintain access to the capital markets in order to support its current operations.

   The following discussion covers quantitative and qualitative disclosures about the Company's market risk. The Company's primary market exposures are to interest rates and foreign exchange rates.

   The Company meets its working capital requirements with a combination of variable rate short-term and fixed rate long-term financing. The Company enters into interest rate swap agreements or treasury rate locks with commercial and investment banks primarily to reduce the impact of changes in interest rates on financing arrangements. The Company also enters into foreign currency forward contracts with commercial banks to minimize fluctuations in the value of payments to international vendors and the value of foreign currency denominated receipts. The market-risk sensitive instruments used by the Company for hedging are entered into with commercial and investment banks and are directly related to a particular asset, liability, or transaction for which a firm commitment is in place. The Company also sells receivables through various special purpose entities and retains a partial interest that may include servicing rights, interest only strips, and subordinated certificates.

   Financial instruments held by the Company which are subject to interest rate risk include notes payable, commercial paper, long-term debt, long-term receivables, investments, and interest rate swap agreements. The aggregate hypothetical loss in earnings for one year of those financial instruments held by the Company at December 31, 1999 and 1998, which are subject to interest rate risk resulting from a hypothetical increase in interest rates of 10 percent, is $7 million and $1 million after-tax, respectively. The hypothetical loss was determined by calculating the aggregate impact of a 10 percent increase in the interest rate of each variable rate financial instrument held by the Company at December 31, 1999 and 1998, which is subject to interest rate risk. Fixed rate financial instruments were not evaluated, as the risk exposure is not material.

   The Company's outstanding foreign currency forward contracts include contracts to buy and/or sell British Pounds, Canadian Dollars, European Euros, German Marks, Netherlands Guilders, Norwegian Kroner, and Swiss Francs. All foreign exchange contracts were related to specific transactions for which a firm commitment existed, therefore, the associated market risk of these financial instruments and the underlying firm commitments in the aggregate is not material.

Year 2000 Date Conversion

The Year 2000 problem concerns the inability of information systems to recognize properly and process date-sensitive information beyond January 1, 2000. In January 1998, the Company initiated a formal comprehensive enterprise-wide program to identify and resolve Year 2000-related issues. The scope of the program included the investigation of all Company functions and products and all internally used hardware and software systems, including embedded systems in what are not traditionally considered information technology systems. The Company followed an eight-step risk management process grouped into two major phases: detection (planning and awareness, inventory, triage, and detailed assessment) and correction (resolution, test planning, test execution, and deployment).

   To date, the Company has completed the transition from calendar 1999 to 2000 with no reported significant impact to operations. The Company will continue to evaluate Year 2000-related exposures at suppliers and customers over the next several months. The Company will also continue to monitor its systems, facilities, and products to ensure that latent defects do not manifest themselves over the next few months. Although the Company's Year 2000 conversion efforts were successful, remaining Year 2000 risks include potential product supply and other non-operational issues.

   Since January 1998, the Company has spent approximately $116 million on the Year 2000 program, $20 million on the detection phase, and $96 million on the corrective action phase. Prior to 1998, expenditures on the program were insignificant. Total cost at completion of the program is currently estimated to be $119 million. All costs, except those for long-lived assets, are expensed as incurred. These costs include employees, inside and outside consultants and services, system replacements, and other equipment requirements. The Company has employed consultants in an advisory capacity, primarily in the detection phase. Total estimated costs of the Year 2000 program are predominantly internal. Although a number of minor information technology projects have been deferred as a result of the priority given to the Year 2000 program, no significant projects which would materially affect the Company's financial position or results of operations have been delayed.

Accounting Standards

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). This accounting standard, which is effective for all fiscal quarters of fiscal years beginning after June 15, 2000, requires that all derivatives be recognized as either assets or liabilities at estimated fair value. The adoption of SFAS No. 133 is not expected to have a material effect on the Company's financial position or results of operations.

   In November 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 100, Restructuring and Impairment Charges, which clarifies the accounting for and disclosure of certain expenses commonly reported in connection with exit activities and business combinations, and the recognition of impairment charges for intangible assets and other long-lived assets. In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, which among other guidance, clarifies certain conditions to be met in order to recognize revenue. These Staff Accounting Bulletins are not expected to have a material effect on the Company's financial position or results of operations.

Forward-Looking Statements

Certain statements made in this Annual Report contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, regarding the Company's future plans, objectives, and expected performance. Specifically, statements that are not historical facts, including statements accompanied by words such as "believe," "expect," "anticipate," "estimate," "intend," or "plan" are intended to identify forward-looking statements and convey the uncertainty of future events or outcomes. The Company cautions readers that any such forward-looking statements are based on assumptions that the Company believes are reasonable, but are subject to a wide-range of risks, and there can be no assurance that actual results may not differ materially. Important factors that could cause actual results to differ include, but are not limited to: differences in anticipated and actual program results, the ultimate resolution of the contingencies and legal matters discussed in the notes to the financial statements, the ability to realize anticipated cost efficiencies, the ability to contain cost growth, particularly at Raytheon Aircraft (RAC) and RE&C, the ability to finance ongoing operations at attractive rates, the effect of market conditions, particularly as it affects the general aviation market, the impact of competitive products and pricing, the impact on recourse obligations of RAC due to changes in the collateral values of financed aircraft, risks inherent with large long-term fixed price contracts, particularly at RE&C and the Company's Electronics businesses, government customers' budgetary constraints, government import and export policies, termination of government contracts, financial and governmental risks related to international transactions, and the integration of acquisitions, among other things. Further information regarding the factors that could cause actual results to differ materially from projected results can be found in the Company's reports filed with the Securities and Exchange Commission, including "Item 1-Business" in the Company's Annual Report on Form 10-K for the year ended December 31, 1999.

                                       19

Raytheon Company Consolidated Balance Sheets
---------------------------------------------------------------------------------------------------------------------------
                                                                                   December 31, 1999      December 31, 1998
---------------------------------------------------------------------------------------------------------------------------
(In millions except share amounts)                                                                          (Restated)
---------------------------------------------------------------------------------------------------------------------------
Assets
---------------------------------------------------------------------------------------------------------------------------
Current assets
  Cash and cash equivalents                                                            $     230              $     421
  Accounts receivable, less allowance for doubtful accounts
     of $27 in 1999 and $21 in 1998                                                          851                    618
  Contracts in process (note E)                                                            5,215                  4,859
  Inventories (note F)                                                                     1,950                  1,991
  Deferred federal and foreign income taxes (note J)                                         490                    840
  Prepaid expenses and other current assets                                                  195                    236
---------------------------------------------------------------------------------------------------------------------------
         Total current assets                                                              8,931                  8,965
Property, plant, and equipment, net (note G)                                               2,417                  2,275
Goodwill, net of accumulated amortization of $986 in 1999 and $669 in 1998                14,034                 14,396
Other assets, net (notes H and M)                                                          2,728                  2,596
---------------------------------------------------------------------------------------------------------------------------
              Total assets                                                             $  28,110              $  28,232
===========================================================================================================================

Liabilities and Stockholders' Equity
---------------------------------------------------------------------------------------------------------------------------
Current liabilities
  Notes payable and current portion of long-term debt (note I)                         $   2,472              $     827
  Advance payments, less contracts in process of $1,792 in 1999 and $1,159 in 1998         1,599                  1,251
  Accounts payable                                                                         1,561                  2,071
  Accrued salaries and wages                                                                 549                    703
  Other accrued expenses (note D)                                                          1,705                  2,180
---------------------------------------------------------------------------------------------------------------------------
         Total current liabilities                                                         7,886                  7,032
Accrued retiree benefits and other long-term liabilities (notes D and M)                   1,414                  1,679
Deferred federal and foreign income taxes (note J)                                           553                    561
Long-term debt (note I)                                                                    7,298                  8,163

Commitments and contingencies (note K)

Stockholders' equity (note Q)
  Preferred stock, par value $0.01 per share,
     200,000,000 shares authorized, none outstanding in 1999 and 1998
  Class A common stock, par value $0.01 per share,
     450,000,000 shares authorized, 100,805,000 and 101,503,000 shares outstanding in 1999 and 1998, respectively after deducting 1,537,000 and 839,000
     treasury shares in 1999 and 1998, respectively                                           1                      1
  Class B common stock, par value $0.01 per share,
     1,000,000,000 shares authorized, 237,955,000 and 235,295,000 shares outstanding in 1999 and 1998, respectively after deducting 5,842,000
     and 3,889,000 treasury shares in 1999 and 1998, respectively                              2                      2
  Additional paid-in capital                                                               6,475                  6,272
  Accumulated other comprehensive income                                                     (69)                   (50)
  Treasury stock, at cost                                                                   (413)                  (257)
  Retained earnings                                                                        4,963                  4,829
---------------------------------------------------------------------------------------------------------------------------
         Total stockholders' equity                                                       10,959                 10,797
---------------------------------------------------------------------------------------------------------------------------
              Total liabilities and stockholders' equity                               $  28,110              $  28,232
===========================================================================================================================

The accompanying notes are an integral part of the financial statements.

                                       20

Raytheon Company Consolidated Statements of Income
----------------------------------------------------------------------------------------------------------
                                               Years Ended December 31: 1999        1998         1997
----------------------------------------------------------------------------------------------------------
(In millions except per share amounts)                                           (Restated)   (Restated)
----------------------------------------------------------------------------------------------------------
Net sales                                                          $  19,841     $  19,419     $ 13,593
----------------------------------------------------------------------------------------------------------
Cost of sales                                                         16,256        15,167       10,929
Administrative and selling expenses                                    1,550         1,664        1,189
Research and development expenses                                        508           582          415
----------------------------------------------------------------------------------------------------------
Total operating expenses                                              18,314        17,413       12,533
----------------------------------------------------------------------------------------------------------
Operating income                                                       1,527         2,006        1,060
----------------------------------------------------------------------------------------------------------
Interest expense, net                                                    713           711          359
Other income, net                                                        (14)         (142)         (65)
----------------------------------------------------------------------------------------------------------
Non-operating expense, net                                               699           569          294
----------------------------------------------------------------------------------------------------------
Income before taxes                                                      828         1,437          766
Federal and foreign income taxes                                         371           593          255
----------------------------------------------------------------------------------------------------------
Income before accounting change                                          457           844          511
Cumulative effect of change in accounting principle, net of tax           53            --           --
----------------------------------------------------------------------------------------------------------
Net income                                                         $     404     $     844          511
==========================================================================================================
Earnings per share before accounting change
      Basic                                                        $    1.35     $    2.50     $   2.14
      Diluted                                                           1.34          2.47         2.11
----------------------------------------------------------------------------------------------------------
Earnings per share
      Basic                                                        $    1.20     $    2.50      $  2.14
      Diluted                                                           1.19          2.47         2.11
----------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

Raytheon Company Consolidated Statements of Stockholders' Equity
---------------------------------------------------------------------------------------------------------------------------
Years Ended December 31, 1999,                          Additional   Accumulated                        Compre-     Total
1998, and 1997                           Common Stock    Paid-in    Other Compre-  Treasury  Retained   hensive  Stockholders'
(In millions except per share amounts)  Class A Class B  Capital    hensive Income   Stock   Earnings   Income      Equity
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996 (restated)         $236      $  308       $ (12)                 $4,043               $4,575
Net income (restated)                                                                            511     $ 511        511
Other comprehensive income
   Foreign exchange translation adjustments                                                                (32)       (32)
   SFAS No. 115 valuation adjustment                                                                        26         26
   SFAS No. 87 pension adjustment                                                                           (5)        (5)
Other comprehensive income                                               (11)                              (11)
Comprehensive income--1997 (restated)                                                                    $ 500
Dividends declared--$0.80 per share                                                             (209)                (209)
Common stock plan activity                         2         172                                                      174
Treasury stock activity (note Q)                  (2)        (23)                                (90)                (115)
Reduction of par value                          (234)        234                                                       --
Issuance of Class A common stock        $ 1                5,460                                                    5,461
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997 (restated)   1        2       6,151         (23)                  4,255               10,386
Net income (restated)                                                                            844     $ 844        844
Other comprehensive income
   Foreign exchange translation adjustments                                                                 (9)        (9)
   SFAS No. 115 valuation adjustment                                                                        (6)        (6)
   SFAS No. 87 pension adjustment                                                                          (12)       (12)
Other comprehensive income                                               (27)                              (27)
Comprehensive income--1998 (restated)                                                                    $ 817
Dividends declared--$0.80 per share                                                             (270)                (270)
Common stock plan activity                                   121                                                      121
Treasury stock activity                                                              $(257)                          (257)
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998 (restated)   1        2       6,272         (50)         (257)    4,829               10,797
Net income                                                                                       404     $ 404        404
Other comprehensive income
   Foreign exchange translation adjustments                                                                (13)       (13)
   SFAS No. 115 valuation adjustment                                                                        (6)        (6)
Other comprehensive income                                               (19)                              (19)
Comprehensive income--1999                                                                               $ 385
Dividends declared--$0.80 per share                                                             (270)                (270)
Common stock plan activity                                   203                                                      203
Treasury stock activity                                                               (156)                          (156)
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999            $ 1     $  2      $6,475        $(69)        $(413)   $4,963              $10,959
===========================================================================================================================

The accompanying notes are an integral part of the financial statements.

Raytheon Company Consolidated Statements of Cash Flows
---------------------------------------------------------------------------------------------------------------------------
                                                           Years Ended December 31: 1999        1998         1997
---------------------------------------------------------------------------------------------------------------------------
(In millions)                                                                                (Restated)   (Restated)
---------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
    Net income                                                                  $    404      $   844      $  511
    Adjustments to reconcile net income to net cash provided by operating activities, net of the effect of acquisitions and divestitures
         Depreciation and amortization                                               724          761         457
         Net gain on sales of operating units and investments                        (23)        (141)        (72)
         (Increase) decrease in accounts receivable                                 (268)         209         233
         Increase in contracts in process                                           (369)        (746)       (585)
         Increase in inventories                                                    (178)        (247)         --
         Decrease in deferred federal and foreign income taxes                       350          816         122
         Decrease (increase) in prepaid expenses and other current assets             34         (106)        (60)
         Increase in advance payments                                                349          459          32
         (Decrease) increase in accounts payable                                    (497)         264         128
         (Decrease) increase in accrued salaries and wages                          (151)          28         363
         Decrease in other accrued expenses                                         (515)        (776)       (283)
         Other adjustments, net                                                     (177)        (371)        198
---------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by operating activities                                 (317)         994       1,044
---------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
    Sale of financing receivables                                                  1,239        1,105       1,182
    Origination of financing receivables                                          (1,438)      (1,339)     (1,317)
    Collection of financing receivables not sold                                      83           60          54
    Expenditures for property, plant, and equipment                                 (532)        (509)       (459)
    Proceeds from sales of property, plant, and equipment                            102          700          69
    Increase in other assets                                                        (121)         (52)        (84)
    Proceeds from sales of operating units and investments (note C)                  267          748         705
    Payment for purchase of acquired companies, net of cash received (note C)         --          (96)     (3,087)
---------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by investing activities                                 (400)         617      (2,937)
---------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
    Dividends                                                                       (269)        (271)       (189)
    Increase (decrease) in short-term debt                                           771       (4,828)       (597)
    Increase in long-term debt                                                        10        3,757       2,889
    Purchase of treasury shares                                                     (150)        (247)        (94)
    Proceeds under common stock plans                                                164          103          44
---------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                  526       (1,486)      2,053
---------------------------------------------------------------------------------------------------------------------------
Effect of foreign exchange rates on cash                                              --           --          (1)
---------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                                (191)         125         159
Cash and cash equivalents at beginning of year                                       421          296         137
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                        $    230       $  421     $   296
===========================================================================================================================

The accompanying notes are an integral part of the financial statements.

                                       23
Note A: Accounting Policies

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

   Sales from the Texas Instruments' defense business fixed price contracts in process at the time of acquisition were recorded as products were shipped or services were rendered.

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

   Provisions for depreciation are generally computed on a combination of accelerated and straight line methods. Depreciation provisions are based on estimated useful lives as follows: buildings--20 to 45 years, machinery and equipment--3 to 10 years, and equipment leased to others--5 to 10 years. Leasehold improvements are amortized over the lesser of the remaining life of the lease or the estimated useful life of the improvement.

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

Investments

Investments include equity ownership of 20 percent to 50 percent in affiliated companies and of less than 20 percent in other companies. Investments in affiliated companies are accounted for under the equity method, wherein the Company's share of earnings and income taxes applicable to the assumed distribution of such earnings are included in net income. Other investments are stated at the lower of cost or fair value.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS No. 130), during 1998. SFAS No. 130 established standards for reporting comprehensive income and its components, and is presented in the statement of stockholders' equity. The Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions (SFAS No. 87) pension adjustment is shown net of tax benefits of $6 million and $3 million in 1998 and 1997, respectively. The Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS No. 115) valuation adjustment is shown net of tax benefits of $3 million in both 1999 and 1998, and a tax provision of $14 million in 1997.

Translation of Foreign Currencies

Assets and liabilities of foreign subsidiaries are translated at current exchange rates and the effects of these translation adjustments are reported as a component of accumulated other comprehensive income in stockholders' equity. The balance at December 31, 1999 and 1998, was $(50) million and $(37) million, respectively. Foreign exchange transaction gains and losses in 1999, 1998, and 1997 were not material.

Pension Costs

The Company has several pension and retirement plans covering the majority of employees, including certain employees in foreign countries. Annual charges to income are made for the cost of the plans, including current service costs, interest on projected benefit obligations, and net amortization and deferrals, increased or reduced by the return on assets. Unfunded accumulated benefit obligations are accounted for as a long-term liability. The Company funds annually those pension costs which are calculated in accordance with Internal Revenue Service regulations and standards issued by the Cost Accounting Standards Board.

Interest Rate and Foreign Currency Contracts

The Company meets its working capital requirements with a combination of variable rate short-term and fixed rate long-term financing. The Company enters into interest rate swap agreements or treasury rate locks with commercial and investment banks primarily to reduce the impact of changes in interest rates on financing arrangements. Settlement accounting is used for interest rate swap agreements and treasury rate locks. The Company also enters into foreign currency forward contracts to minimize fluctuations in the value of payments due to international vendors and the value of foreign currency denominated receipts. The hedges used by the Company are transaction driven and are directly related to a particular asset, liability, or transaction for which a commitment is in place. Hedge accounting is used for foreign currency forward contracts. Unrealized gains and losses are classified in the same manner as the item being hedged and are recognized in income when the transaction is complete. Interest rate swap agreements, treasury rate locks, and foreign currency forward contracts are held to maturity and no exchange-traded or over-the-counter instruments have been purchased. Cash flows are recognized in the statement of cash flows in the same category as the related item. The impact on the Company's financial position and results of operations from likely changes in foreign exchange rates and interest rates is not material due to the minimizing of risk through the hedging of transactions related to specific assets, liabilities, or commitments.

Fair Value of Financial Instruments

The carrying value of certain financial instruments, including cash, cash equivalents, and short-term debt approximates estimated fair value due to their short maturities and varying interest rates. The carrying value of notes receivable approximates estimated fair value based principally on the underlying interest rates and terms, maturities, collateral, and credit status of the receivables. The carrying value of investments are based on quoted market prices or the present value of future cash flows and earnings, which approximate estimated fair value. The value of guarantees and letters of credit approximates estimated fair value. The estimated fair value of long-term debt was based on current rates offered to the Company for similar debt with the same remaining maturities and approximates the carrying value.

Employee Stock Plans

Proceeds from the exercise of stock options under employee stock plans are credited to common stock at par value and the excess is credited to additional paid-in capital. There are no charges or credits to income for stock options. The fair value at the date of award of restricted stock is credited to common stock at par value and the excess is credited to additional paid-in capital. The fair value is charged to income as compensation expense over the vesting period. Income tax benefits arising from restricted stock transactions, employees' premature disposition of stock option shares, and exercise of nonqualified stock options are credited to additional paid-in capital.

   The Company adopted Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123) in 1996. The standard defines a fair value based method of accounting for employee stock options. The pro forma net income and earnings per share effect of the fair value based accounting are disclosed in Note L, Employee Stock Plans.

Accounting Pronouncements

Effective January 1, 1999, the Company adopted the American Institute of Certified Public Accountants Statement of Position 98-5, Reporting on the Costs of Start-Up Activities (SOP 98-5). This accounting standard requires that certain start-up and pre-contract costs be expensed as incurred. The Company reported a first quarter 1999 charge of $53 million after-tax, or $0.16 per diluted share, reflecting the initial application of SOP 98-5 and the cumulative effect of the change in accounting principle as of January 1, 1999.

Risks and Uncertainties

Companies, such as Raytheon, which are engaged in supplying defense-related equipment to the government, are subject to certain business risks peculiar to that industry. Sales to the government may be affected by changes in procurement policies, budget considerations, changing concepts of national defense, political developments abroad, and other factors. The Company has maintained a solid foundation of defense systems which meet the needs of the United States and its allies, as well as serving a broad government program base and range of commercial electronics businesses. These factors lead to the belief that there is high probability of continuation of the Company's current major defense programs.

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

Note B: Restatement of Financial Statements

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB 101), which among other guidance, clarifies certain conditions to be met in order to recognize revenue. After reexamining the terms underlying certain transactions of Raytheon Aircraft, the Company determined that revenue related to these transactions should be reversed. In view of the cumulative effect of the unrecorded adjustment on the results of future periods, the Company restated its annual and quarterly consolidated financial statements. The restatements were required to reverse sales that the Company believed were properly recorded as bill and hold sales when the manufacturing process was substantially complete and the rights of ownership of the aircraft had passed to the buyer, but before minor modifications had been completed and the physical delivery of the aircraft occurred. The restated financial statements reflect sales when final delivery of the aircraft occurred. As these adjustments relate to the timing of revenue recognition, all reversals are recognized in later periods. The financial statements and related notes set forth in this Annual Report reflect all such restatements.

Results of Operations

                                       Year Ended December 31, 1998
----------------------------------------------------------------------
                                        Previously        As
(In millions except per share amounts)   Reported      Restated
----------------------------------------------------------------------
Net sales                                $ 19,530       $19,419
Cost of sales                              15,248        15,167
Operating income                            2,036         2,006
Federal and foreign income taxes              603           593
Net income                                    864           844
Diluted earnings per share                   2.53          2.47
----------------------------------------------------------------------

                                       Year Ended December 31, 1997
----------------------------------------------------------------------
                                       Previously         As
(In millions except per share amounts)  Reported       Restated
----------------------------------------------------------------------
Net sales                                $ 13,673       $13,593
Cost of sales                              10,985        10,929
Operating income                            1,084         1,060
Federal and foreign income taxes              263           255
Net income                                    527           511
Diluted earnings per share                   2.18          2.11
----------------------------------------------------------------------

Financial Position
                                              December 31, 1998
----------------------------------------------------------------------
                                        Previously          As
(In millions)                            Reported        Restated
----------------------------------------------------------------------
Inventories                             $  1,711         $ 1,991
Deferred taxes                               809             840
Current assets                             8,637           8,965
Total assets                              27,939          28,232
Advance payments                             865           1,251
Accounts payable                           2,091           2,071
Other accrued expenses                     2,194           2,180
Current liabilities                        6,680           7,032
Stockholders' equity                      10,856          10,797
----------------------------------------------------------------------

Note C: Acquisitions and Divestitures

The Company acquired the Texas Instruments' defense business (TI Defense) in July 1997 and merged with the defense business of Hughes Electronics Corporation (Hughes Defense) in December 1997. The following unaudited pro forma financial information combines the results of operations of Raytheon, TI Defense, and Hughes Defense as if the acquisition and merger had taken place on January 1, 1997:

                                                          1997
----------------------------------------------------------------------------
(In millions except per share amounts)                  (Restated)
----------------------------------------------------------------------------
Net sales                                              $ 21,279
Net income                                                  548
Basic earnings per share                                   1.62
Diluted earnings per share                                 1.60
----------------------------------------------------------------------------

The pro forma results are not necessarily indicative of what the results of operations would have been if the transactions had occurred on the date indicated, do not reflect the cost and revenue synergies expected to be realized, and are not intended to be indicative of future results of operations.

   The Hughes transaction, valued at $9.5 billion subject to post-closing adjustments, was comprised of approximately $5.5 billion in common stock and $4.0 billion in debt, which was assumed by the merged company. Pursuant to the terms of the Master Separation Agreement (the "Separation Agreement"), which requires an adjustment based on net assets, the final purchase price for Hughes Defense has not been determined. Based on the terms and conditions of the

Separation Agreement, the Company believes that it is entitled to a reduction in the purchase price, a position that Hughes Electronics disputes. The Company and Hughes Electronics have begun the process of negotiating a possible resolution of this matter. If the matter is not successfully resolved through negotiation, the Separation Agreement provides for binding arbitration. Accordingly, while the Company expects a reduction in purchase price from the original terms of the agreement, the amount, timing, and effect on the Company's financial position are uncertain. As a result of this uncertainty, no amounts have been recorded in the financial statements related to this expected reduction in purchase price. Any payment received from Hughes Electronics as a result of a reduction in purchase price will result in a corresponding reduction in goodwill and not be reflected in the income statement. Any payment received from Hughes Electronics for interest accrued on a reduction in purchase price, as provided in the Separation Agreement, will be reflected in the income statement in the period of receipt.

   Pursuant to the terms of the Separation Agreement, Hughes Electronics delivered to the Company a balance sheet for Hughes Defense as of December 17, 1997 (the "Closing Balance Sheet"), the effective time of the merger with Hughes Defense. During the course of the Company's review of the Closing Balance Sheet, the Company identified numerous items requiring adjustment. As a result of this review, as well as the accrual of additional exit costs, the Company recorded a total of approximately $1 billion of adjustments, exit cost accruals, and additional goodwill during 1998. As a result of the different measurements of the purchase price allocation, additional annual goodwill amortization of approximately $26 million will be recorded. The Closing Balance Sheet included:

o Contracts in process of $2,226 million, which the Company reduced by $1,170 million to record additional contract loss provisions of $693 million, other contract adjustments of $272 million, billed and unbilled contract write-offs of $139 million, and contract claim write-offs of $66 million.

o Inventories of $343 million, which the Company reduced by $84 million primarily to record write-offs of excess and obsolete inventory.

o Other current assets of $208 million, which the Company increased by $612 million primarily to record additional deferred tax assets related to the Company's adjustments to the Closing Balance Sheet.

o Property, plant, and equipment of $1,103 million, which the Company reduced by $78 million to record an estimated fair value adjustment.

o Other long-term assets of $1,023 million, which the Company increased by $119 million primarily to record an increase in the value of certain prepaid pension assets.

o Current liabilities of $1,701 million, which the Company increased by $931 million to record $584 million of exit costs, $245 million of adjustments for unfavorable leases, $29 million related to liabilities for employee compensation and related taxes and benefits, and $14 million for additional environmental liabilities.

o Long-term liabilities of $1,069 million, which the Company reduced by $83 million primarily to reduce certain liabilities to estimated fair value.

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

   As noted above, the adjustments recorded during 1998 were made as a result of the Company's review of the Closing Balance Sheet. The Company believes many of the same types of adjustments may also have been required in the September 28, 1997 Hughes Defense balance sheet which is included in the Company's Solicitation Statement/Prospectus dated November 10, 1997 (the "Prospectus").
As a result, the Company believes that the September 28, 1997 Hughes Defense balance sheet may contain items that are material departures from generally accepted accounting principles. Investors are cautioned that the pro forma combined condensed financial statements contained in the Prospectus may not be representative of the combined company's actual financial position. Hughes Electronics and their independent accountants do not agree with the Company's assessment.

   In September 1999, the Company sent Hughes Electronics a demand for mediation pursuant to the alternative dispute resolution process set forth in the Separation Agreement in connection with a separate claim against Hughes Electronics concerning the accuracy and completeness of disclosures made by Hughes Electronics to the Company prior to the merger.

   In November 1999, the Company filed a complaint against Towers, Perrin, Forster & Crosby (TPF&C). The complaint arises out of a series of events concerning certain Hughes Electronics pension plans (the "Hughes Plans"), portions of which were acquired by the Company in connection with the merger with Hughes Defense. Specifically, the complaint alleges that the Company was damaged by false representations made to the Company by TPF&C regarding the amount of surplus in the Hughes Plans and errors committed by TPF&C in providing administrative services to the Hughes Plans. The complaint seeks damages in an amount to be determined at trial.

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

   In 1999, the Company sold its Cedarapids, Inc. subsidiary for $170 million, other non-core business operations for $65 million in cash and $3 million in securities, and securities received as partial payment for previously divested businesses for $32 million. The net gain resulting from these dispositions was $23 million.

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

Note D: Restructuring and Special Charges

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

In 1999, the Company recorded the following restructuring charges, favorable adjustments to restructuring-related reserves, and special charges which were included in the statements of income and classified as a reduction in net sales or included in cost of sales, administrative and selling expenses, or other expense as indicated below:

                                                     Admin.
                                  Net      Cost   and Selling    Other
(In millions)                    Sales   of Sales  Expenses     Expense  Total
-------------------------------------------------------------------------------
Restructuring charges
  Electronics                             $128       $9                   $137
  RE&C                                      10                              10
Favorable adjustments to
  restructuring-related reserves
      Electronics                          (65)                            (65)
Special charges
  Electronics
      Iridium LLC                 $15        6                    $14       35
      Korean business venture               33                              33
      Exit PRT business                      6                               6
-------------------------------------------------------------------------------
Total                             $15     $118       $9           $14     $156
===============================================================================

In 1998, the Company recorded the following restructuring and special charges which were included in the statements of income and classified as either cost of sales or administrative and selling expenses as indicated below:

                                                      Admin.
                                           Cost    and Selling
(In millions)                            of Sales    Expenses       Total
-------------------------------------------------------------------------------
Restructuring charges
  RE&C                                     $33                       $33
Special charges
  RE&C asset impairment                     52                        52
  Electronics
     Korean business venture                           $42            42
     Exit a line of business                            83            83
     Writedown assets to be sold                        42            42
-------------------------------------------------------------------------------
Total                                      $85        $167          $252
===============================================================================

In 1997, the Company recorded the following restructuring and special charges which were included in the statements of income and classified as either cost of sales or administrative and selling expenses as indicated below:

                                                     Admin.
                                           Cost    and Selling
(In millions)                            of Sales    Expenses        Total
-------------------------------------------------------------------------------
Restructuring charges
  Electronics                             $220                        $220
  RE&C                                      75                          75
Special charges
  RE&C contract valuations                  50                          50
  Electronics
     Asset impairment                        9                           9
     Write down assets to be sold                        $48            48
     One time merger costs                  17            46            63
  Aircraft asset impairment                 30                          30
-------------------------------------------------------------------------------
Total                                     $401           $94          $495
===============================================================================

Exit Costs and Restructuring Charges--Electronics

In the fourth quarter of 1997, the Company recorded a $220 million restructuring charge, which is included in cost of sales, to reduce the then newly formed RSC workforce by 12,800 employees and reduce space by approximately 11 million square feet at 34 facilities through sales, subleases, and lease terminations. In connection with these actions, the Company also accrued $584 million as liabilities assumed in connection with the merger with Hughes Defense and the acquisition of TI Defense as part of the allocation of purchase price and not as a charge to operations. The principal actions involve the consolidation of missile and other electronics systems' manufacturing and engineering, as well as the consolidation of certain component manufacturing into Centers of Excellence.

   In the fourth quarter of 1998, the estimated number of employee terminations increased by approximately 1,200 employees, primarily comprised of manufacturing employees, however, the actual cost of termination per employee was lower than the original estimate. As a result of these changes in estimate, the total cost of employee severance decreased by $37 million. In the fourth quarter of 1998, the Company determined that facilities exit costs would run lower than the original estimate by $30 million because many of the facility actions were progressing ahead of the original schedule, reducing the amount of rent and occupancy costs, and costs to return facilities to the required condition were less than originally planned. In the fourth quarter of 1998, the Company committed to close two additional facilities and further reduce employment by approximately 1,400 positions. The total program cost of the actions was estimated at $67 million, comprised of $14 million of severance and other employee related costs and $53 million of facility closure and related costs.

   In the third quarter of 1999, the Company recorded a $35 million restructuring charge, which is included in cost of sales, for higher than originally estimated exit costs related to the Hughes Defense and TI Defense actions. The estimate for employee related exit costs increased by $27 million for higher than planned severance and other termination benefit costs. The estimate for facility related exit costs increased by $8 million for additional lease termination costs expected to be incurred. The Company accrued $12 million of exit costs as liabilities assumed in connection with a minor acquisition. The Company recorded a $102 million restructuring charge in the third quarter of 1999, of which $93 million is included in cost of sales and $9 million is included in administrative and selling expenses, to further reduce the Electronics workforce by 2,200 employees and vacate and dispose of an additional
2.7 million square feet of facility space. Employee related exit costs of $55 million include severance and other termination benefit costs for manufacturing, engineering, and administrative employees. Facility related exit costs of $47 million include the costs for lease termination, building closure and disposal, and equipment disposition.

   In the fourth quarter of 1999, the Company determined that the cost of the RSC restructuring initiatives would be $65 million lower than originally planned and recorded a favorable adjustment to the original $220 million restructuring charge. The reduction in the estimated costs related to lower than anticipated costs for severance and facilities. The primary reasons for the reduction in severance costs include a shift in the composition of severed employees, higher attrition resulting in the need for fewer severed employees, and more employees transferring to other locations within the Company. The estimated costs related to facilities were lower than anticipated due to the identification of alternative uses for assets originally identified for disposition, lower de-installation costs, and more rapid exit from facilities.

   The restructuring and exit costs discussed above provide for severance and related benefits for approximately 17,600 employees and costs to vacate and dispose of approximately 14 million square feet of facility space. The Company is exiting facility space and terminating employees made redundant as a result of the merger with Hughes Defense and the acquisition of TI Defense and the subsequent reorganization of RSC. There were no major activities that will not be continued as a result of these actions. Employee related exit costs include severance and other termination benefit costs for employees in various functional areas including manufacturing, engineering, and administration. Facility related exit costs include the costs for lease termination, building closure and disposal, and equipment disposition. Exit costs accrued in connection with the merger with Hughes Defense and the acquisition of TI Defense also include employee relocation and program moves. Owned facilities that will be vacated in connection with the restructuring activities will be sold. The Company will terminate leases or sublease space for non-owned facilities vacated in connection with restructuring. While these actions are intended to improve the Company's competitive position, there can be no assurances as to their ultimate success or that additional restructuring actions will not be required.

Electronics Exit Costs
------------------------------------------------------------------------------
(In millions)                                      1999         1998
------------------------------------------------------------------------------
Accrued liability at beginning of year             $399         $300
------------------------------------------------------------------------------
Charges and liabilities accrued
    Severance and other employee related costs       33           58
    Facility closure and related costs               14          226
------------------------------------------------------------------------------
                                                     47          284
------------------------------------------------------------------------------
Costs incurred
    Severance and other employee related costs      130           51
    Facility closure and related costs              172          134
------------------------------------------------------------------------------
                                                    302          185
------------------------------------------------------------------------------
Accrued liability at end of year                   $144         $399
==============================================================================
Cash expenditures                                  $302         $178
Number of employee terminations due to
    restructuring actions (actual)                3,300        3,600
------------------------------------------------------------------------------

Electronics Restructuring
------------------------------------------------------------------------------
(In millions)                                      1999         1998
------------------------------------------------------------------------------
Accrued liability at beginning of year             $164         $220
------------------------------------------------------------------------------
Charges and liabilities accrued
    Severance and other employee related costs       55           14
    Facility closure and related costs               47           53
------------------------------------------------------------------------------
                                                    102           67
------------------------------------------------------------------------------
Changes in estimate
    Severance and other employee related costs      (20)         (37)
    Facility closure and related costs              (45)         (30)
------------------------------------------------------------------------------
                                                    (65)         (67)
------------------------------------------------------------------------------
Costs incurred
    Severance and other employee related costs       36           53
    Facility closure and related costs               35            3
------------------------------------------------------------------------------
                                                     71           56
------------------------------------------------------------------------------
Accrued liability at end of year                   $130         $164
==============================================================================
Cash expenditures                                  $ 71         $ 56
Number of employee terminations due to
    restructuring actions (actual)                1,000        3,000
------------------------------------------------------------------------------

In addition to the $373 million and $241 million of restructuring and exit costs incurred in 1999 and 1998, respectively, the Company also incurred $265 million and $56 million of capital expenditures and period expenses in 1999 and 1998, respectively, related to the implementation of the Electronics businesses consolidation and reorganization. Note N, Business Segment Reporting, contains additional disclosures related to Electronics restructuring and exit costs and activities by segment.

Restructuring Charges--Engineering and Construction

In the fourth quarter of 1997, the Company recorded a $75 million restructuring charge, which is included in cost of sales, to reduce the Raytheon Engineers & Constructors (RE&C) workforce by 1,000 employees and close or partially close 16 offices, reducing space by approximately 1.1 million square feet. The restructuring charge included $31 million for employee severance and $44 million for facilities exit. During the fourth quarter of 1998, the Company modified the plan for RE&C to close fewer facilities than originally estimated. As a result of this modification, the number of employee terminations was reduced from approximately 2,300 people to approximately 1,400 and the total cost of employee severance decreased by $11 million. Because higher than expected facilities exit costs were incurred at the locations being closed, the total estimated cost of facilities exit increased by $11 million. In October 1998, the Company announced plans for an additional 260 person reduction in the RE&C workforce and recorded an additional $33 million restructuring charge, which is included in cost of sales. The Company completed these actions during 1999 for $10 million less than planned due to lower facility exit costs. In the second quarter of 1999, the Company implemented additional restructuring plans to further reduce the RE&C workforce by 200 employees at a cost of $10 million. The Company recorded a restructuring charge of $10 million in the third quarter of 1999, which is included in cost of sales, to reduce the RE&C workforce by another 150 employees. The employee reductions, expected to be completed within one year, primarily affected engineering, business development, and administrative employees. While these actions are intended to improve the Company's competitive position, there can be no assurances as to their ultimate success or that additional restructuring actions will not be required.

Engineering and Construction Restructuring Costs
------------------------------------------------------------------------------
(In millions)                                      1999       1998
------------------------------------------------------------------------------
Accrued liability at beginning of year             $ 66       $ 75
------------------------------------------------------------------------------
Charges and liabilities accrued
    Severance and other employee related costs       10         33
    Facility closure and related costs               --         --
------------------------------------------------------------------------------
                                                     10         33
------------------------------------------------------------------------------
Change in estimate
    Severance and other employee related costs       10        (11)
    Facility closure and related costs              (10)        11
------------------------------------------------------------------------------
                                                     --         --
------------------------------------------------------------------------------
Costs incurred
    Severance and other employee related costs       12         19
    Facility closure and related costs               41         23
------------------------------------------------------------------------------
                                                     53         42
------------------------------------------------------------------------------
Accrued liability at end of year                   $ 23       $ 66
==============================================================================
Cash expenditures                                  $ 53       $ 42
Number of employee terminations due to
    restructuring actions (actual)                  300      1,300
------------------------------------------------------------------------------

Special Charges

In 1999, the Company recorded a $35 million special charge to write down its minority investment and receivables related to Iridium LLC, which filed for Chapter 11 protection from creditors on August 13, 1999. The Company also recorded an additional $33 million special charge to further write down inventory and receivables related to a Korean business venture and a $6 million special charge to exit the personal rapid transit (PRT) business, including the costs to dispose of a test track. At December 31, 1999, the remaining assets related to the Korean business venture consisted of a $5 million receivable.

   In the second quarter of 1998, the Company's partner in a Commercial Electronics business venture in Korea began to experience financial difficulties. As a result, the Company recorded a $42 million special charge to recognize a permanent impairment of its investment in the business venture, reducing the book value of the investment to estimated fair value. During the third quarter of 1998, the financial condition of the business venture deteriorated further, and the Company recorded an additional $83 million special charge to exit a line of business, which included writing off its remaining investment in the Korean business venture.

   The Company's partner in this business venture has filed for company reorganization, the Korean equivalent of Chapter 11 protection from creditors. As such, the Company does not expect to realize any future benefits from its remaining partnership interest in this business venture. Any remaining exposure related to the operations of the business venture is not expected to have a material adverse effect on the Company's financial position or results of operations.

   Also in 1998, the Company recorded a $42 million special charge to write down the assets of two operations in the Electronics businesses that the Company had decided to sell to estimated fair value of approximately $125 million. One sale was completed during 1998 and the other during 1999. The operating results, which were not material, were included in the Company's results of operations through the date of sale.

   In 1998, the Company also recorded a $52 million special charge for asset impairment related to the RE&C restructuring actions to exit two operations which were closed in 1999. The charge consisted of $45 million of goodwill associated with one of the operations to be exited and $7 million for the estimated loss on disposition of the other operation.

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

Note E: Contracts in Process

Contracts in process consisted of the following at December 31, 1999:

(In millions)                        Cost Type   Fixed Price Type     Total
------------------------------------------------------------------------------
U.S. government end-use contracts
   Billed                           $  392          $  339         $   731
   Unbilled                            983           4,014           4,997
   Less progress payments               (3)         (1,869)         (1,872)
------------------------------------------------------------------------------
                                     1,372           2,484           3,856
------------------------------------------------------------------------------
Other customers
   Billed                               84             632             716
   Unbilled                             59           1,403           1,462
   Less progress payments               --            (819)           (819)
------------------------------------------------------------------------------
                                       143           1,216           1,359
------------------------------------------------------------------------------
Total                               $1,515          $3,700          $5,215
==============================================================================

Contracts in process consisted of the following at December 31, 1998:

(In millions)                        Cost Type   Fixed Price Type     Total
------------------------------------------------------------------------------
U.S. government end-use contracts
   Billed                           $  367          $  562         $  929
   Unbilled                            873           4,205          5,078
   Less progress payments               --          (2,753)        (2,753)
------------------------------------------------------------------------------
                                     1,240           2,014          3,254
------------------------------------------------------------------------------
Other customers
   Billed                              128             670            798
   Unbilled                             94           1,205          1,299
   Less progress payments               --            (492)          (492)
------------------------------------------------------------------------------
                                       222           1,383          1,605
------------------------------------------------------------------------------
Total                               $1,462          $3,397         $4,859
==============================================================================

The U.S. government has a security title to unbilled amounts associated with contracts that provide for progress payments. Unbilled amounts are primarily recorded on the percentage of completion method and are recoverable from the customer upon shipment of the product, presentation of billings, or completion of the contract.

   Included in contracts in process at December 31, 1999 and 1998, was approximately $406 million and $210 million, respectively, related to unapproved change orders and claims on construction contracts. Unapproved change orders and claims, primarily due to owner-directed changes, owner-caused delays, unforeseen conditions, or similar reasons, are included in contracts in process at their estimated realizable value. The Company believes that it has a contractual or legal basis for pursuing recovery of these unapproved change orders and claims, and that collection is probable. The settlement of these amounts depends on individual circumstances and negotiations with the counterparty, therefore, the timing of the collection will vary and approximately $247 million of collections are expected to extend beyond one year.

   Billed and unbilled contracts in process include retentions arising from contractual provisions. At December 31, 1999, retentions amounted to $123 million and are anticipated to be collected as follows: 2000--$88 million, 2001--$18 million, and the balance thereafter.

Note F: Inventories

Inventories consisted of the following at December 31:     1999        1998
------------------------------------------------------------------------------
(In millions)                                                       (Restated)
------------------------------------------------------------------------------
Finished goods                                           $  280      $  317
Work in process                                           1,322       1,193
Materials and purchased parts                               510         746
Excess of current cost over LIFO values                    (140)       (148)
------------------------------------------------------------------------------
                                                          1,972       2,108
Less progress payments                                      (22)       (117)
------------------------------------------------------------------------------
Total                                                    $1,950      $1,991
==============================================================================

Included in inventories are amounts related to certain fixed price contracts under which sales are recorded as products are shipped. The inventory values from which the excess of current cost over LIFO values are deductible were $1,009 million and $880 million at December 31, 1999 and 1998, respectively.

Note G: Property, Plant, and Equipment

Property, plant, and equipment consisted of the following at December 31:

(In millions)                                              1999         1998
------------------------------------------------------------------------------
Land                                                     $   74      $    70
Buildings and leasehold improvements                      1,906        1,828
Machinery and equipment                                   2,429        2,376
Equipment leased to others                                  312          201
------------------------------------------------------------------------------
                                                          4,721        4,475
Less accumulated depreciation and amortization           (2,304)      (2,200)
------------------------------------------------------------------------------
Total                                                   $ 2,417      $ 2,275
==============================================================================

Depreciation expense was $295 million, $380 million, and $318 million in 1999, 1998, and 1997, respectively. In September 1998, the Company entered into a $490 million property sale and five-year operating lease facility.

   Accumulated depreciation of equipment leased to others was $19 million and $10 million at December 31, 1999 and 1998, respectively. Future minimum lease payments from non-cancelable aircraft operating leases, which extend to 2014, amounted to $103 million.

At December 31, 1999, these payments were due as follows:
------------------------------------------------------------------------------
(In millions)                                           2000    $    27
                                                        2001         17
                                                        2002         14
                                                        2003         11
                                                        2004          6
                                                  Thereafter         28
------------------------------------------------------------------------------

Note H: Other Assets

Other assets consisted of the following at December 31:

(In millions)                                             1999        1998
------------------------------------------------------------------------------
Long-term receivables
   Due from customers in installments to 2012           $  283      $  222
   Sales-type leases, due in installments to 2015           17          20
   Other, principally due through 2007                      27          42
Investments                                                210         266
Prepaid pension and other noncurrent assets              2,191       2,046
------------------------------------------------------------------------------
Total                                                   $2,728      $2,596
==============================================================================

The Company provides long-term financing principally to its aircraft customers. Long-term receivables include commuter airline receivables of $68 million and $113 million at December 31, 1999 and 1998, respectively. Since it is the Company's policy to have the aircraft serve as collateral for the commuter airline receivables, the Company does not expect to incur any material losses against the net book value of the long-term receivables.

   The Company sells receivables, including government short-term receivables, general and commuter aviation long-term receivables, and engineering and construction short-term receivables to a bank syndicate and other financial institutions. The banks have a first priority claim on all proceeds, including the underlying equipment and any insurance proceeds, and have recourse against the Company, at varying percentages, depending upon the character of the receivables sold. For the general and commuter aviation long-term receivables, the underlying aircraft serve as collateral for the aircraft receivables, and the future resale value of the aircraft is an important consideration in the transaction. Based on experience to date with resale activities and pricing and the Company's plan to continue production into the forseeable future, the Company believes that any liability arising from these transactions will not have a material effect on the Company's financial position, liquidity, or results of operations.

   In connection with the sale of receivables, the following special purpose entities continued in existence at December 31, 1999: Raytheon Receivables, Inc., Raytheon Aircraft Receivables Corporation, and Raytheon Engineers & Constructors Receivables Corporation. The Company sells receivables through these special purpose entities, retains the servicing rights, and receives a servicing fee which is recognized as collected over the remaining term of the related receivables sold. Estimated gains or losses from the sale of receivables are recognized in the period in which the sale occurs. In determining the gain or loss on each qualifying sale of receivables, the investment in the sold receivable pool is allocated between the portion sold and the portion retained based on their relative estimated fair values at the date of sale. The retained interest includes servicing rights, interest only strips, and subordinated certificates. These financial instruments are recorded at estimated fair value. No material gain or loss resulted from the sales of receivables. The balance of receivables sold to banks or financial institutions was $3,040 million and $3,002 million at December 31, 1999 and 1998, respectively.

Note I: Notes Payable and Long-term Debt

Debt consisted of the following at December 31:

(In millions)                                               1999       1998
------------------------------------------------------------------------------
Notes payable at a weighted average interest
   rate of 6.03% for 1999 and 6.71% for 1998              $1,422     $    34
Commercial paper at a weighted average interest
   rate of 6.53% for 1999 and 5.91% for 1998                 174         785
Current portion of long-term debt                            876           8
------------------------------------------------------------------------------
Notes payable and current portion of long-term debt        2,472         827
------------------------------------------------------------------------------
Notes due 2000, 6.30%, not redeemable prior to maturity      500         499
Notes due 2001, 5.95%, not redeemable prior to maturity      499         498
Notes due 2002, 6.45%, not redeemable prior to maturity      986         981
Notes due 2003, 5.70%, not redeemable prior to maturity      398         397
Notes due 2005, 6.30%, not redeemable prior to maturity      447         447
Notes due 2005, 6.50%, not redeemable prior to maturity      737         735
Notes due 2007, 6.75%, redeemable at any time                966         961
Notes due 2008, 6.15%, redeemable at any time                744         743
Notes due 2010, 6.00%, redeemable at any time                249         248
Notes due 2010, 6.55%, redeemable at any time                298         298
Debentures due 2018, 6.40%, redeemable at any time           543         543
Debentures due 2018, 6.75%, redeemable at any time           346         346
Debentures due 2025, 7.375%, redeemable after 2005           363         363
Debentures due 2027, 7.20%, redeemable at any time           466         465
Debentures due 2028, 7.00%, redeemable at any time           248         247
Commercial paper backed by five year fixed for
   variable interest rate swap at 6.40%                      375         375
Other notes with varying interest rates                        9          25
Less installments due within one year                       (876)         (8)
------------------------------------------------------------------------------
Long-term debt                                             7,298       8,163
------------------------------------------------------------------------------
Total debt issued and outstanding                         $9,770      $8,990
==============================================================================

The Company issued $3.8 billion of long-term notes and debentures in 1998 and $3.0 billion in 1997. These financings were used to refinance the debt associated with the merger with Hughes Defense and the acquisition of TI Defense and to take advantage of favorable long-term interest rates in order to reduce short-term borrowings.

   Commercial paper in the amount of $375 million was classified as current portion of long-term debt at December 31, 1999, and long-term debt at December 31, 1998, due to Company borrowings of that amount which are supported by a five-year Syndicated Bank Credit Agreement combined with a five-year fixed for variable interest rate swap which matures in 2000.

The aggregate amounts of installments due on long-term debt for the next five years are:
------------------------------------------------------------------------------
(In millions)                                     2000    $   876
                                                  2001        502
                                                  2002      1,003
                                                  2003        403
                                                  2004         --
------------------------------------------------------------------------------

Lines of credit with certain commercial banks totaling $4.1 billion at December 31, 1999 exist as standby facilities to support the issuance of commercial paper by the Company. These lines of credit bear interest based upon LIBOR and mature at various dates through 2002. At December 31, 1999, borrowings under these lines of credit totaled $1.4 billion. Credit lines or commitments with banks were maintained by subsidiary companies amounting to $130 million and $202 million at December 31, 1999 and 1998, respectively. Compensating balance arrangements are not material.

The principal amounts of long-term debt were reduced by debt issue discounts and interest rate hedging costs of $76 million and $105 million, respectively, on the date of issuance, and are reflected as follows at December 31:

(In millions)                                1999               1998
------------------------------------------------------------------------------
Principal                                 $ 8,309            $ 8,325
Unamortized issue discounts                   (57)               (66)
Unamortized interest rate hedging costs       (78)               (88)
Installments due within one year             (876)                (8)
------------------------------------------------------------------------------
Long-term debt                            $ 7,298            $ 8,163
==============================================================================

The Company has bank agreement covenants. In 1999, the Company's most restrictive covenant was amended. The new covenant requires that the earnings before interest and taxes (EBIT) be at least 2.4 times net interest expense for the prior four quarters. Prior to the amendment, the requirement was that EBIT was at least three times net interest expense for the prior four quarters. The Company was in compliance with this covenant during 1999, 1998, and 1997.

   Total interest payments were $725 million, $778 million, and $295 million in 1999, 1998, and 1997, respectively.

Note J: Federal and Foreign Income Taxes

Income reported for federal and foreign tax purposes differs from pretax accounting income due to variations between Internal Revenue Code requirements and the Company's accounting practices.

The provisions for federal and foreign income taxes consisted of the following:

                                               1999        1998        1997
------------------------------------------------------------------------------
(In millions)                                            (Restated) (Restated)
------------------------------------------------------------------------------
Current income tax expense
   Federal                                     $   23     $    46     $   191
   Foreign                                          6           7           9
Deferred income tax expense (benefit)
   Federal                                        319         549          53
   Foreign                                         23          (9)          2
------------------------------------------------------------------------------
Total                                          $  371     $   593     $   255
==============================================================================

The provision for income taxes differs from the U.S. statutory rate due to the following:
                                               1999        1998        1997
------------------------------------------------------------------------------
                                                         (Restated) (Restated)
------------------------------------------------------------------------------
Tax at statutory rate                         35.0%        35.0%      35.0%
Goodwill amortization                         12.2          7.9        3.3
Foreign sales corporation tax benefit         (2.8)        (1.3)      (2.2)
Research and development tax credit           (0.6)        (0.3)      (2.2)
Other, net                                     1.0           --       (0.6)
------------------------------------------------------------------------------
Total                                         44.8%        41.3%      33.3%
==============================================================================

In 1999, 1998, and 1997, domestic income before taxes amounted to $746 million, $1,401 million, and $719 million, respectively, and foreign income before taxes amounted to $82 million, $36 million, and $47 million, respectively. Cash payments (refunds) were $102 million, $(16) million, and $169 million in 1999, 1998, and 1997, respectively. In 1998, net deferred tax assets were increased by $371 million in connection with acquisitions and subsequent adjustments to acquisitions.

Deferred federal and foreign income taxes consisted of
the following at December 31:                           1999       1998
------------------------------------------------------------------------------
(In millions)                                                   (Restated)
------------------------------------------------------------------------------
Current deferred tax assets (liabilities)
   Long-term contracts                              $    294    $   459
   Inventory and other                                   135        115
   Restructuring reserves                                103        262
   Inventory capitalization                              (34)       (27)
   Other                                                  (8)        31
------------------------------------------------------------------------------
Deferred federal and foreign income taxes
     --current                                      $    490   $    840
==============================================================================
Noncurrent deferred tax (liabilities) assets
   Pension                                          $   (553)   $  (521)
   Depreciation and amortization                        (259)      (159)
   Revenue on leases                                    (101)      (104)
   Postretirement benefits                               332        249
   Other                                                  28        (26)
------------------------------------------------------------------------------
Deferred federal and foreign income taxes
     --noncurrent                                   $   (553)   $  (561)
==============================================================================

At December 31, 1999, there were $20 million of taxes refundable included in prepaid expenses and other current assets. At December 31, 1998, there were $105 million of taxes payable included in accounts payable.

Note K: Commitments and Contingencies

At December 31, 1999, the Company had commitments under long-term leases requiring approximate annual rentals on a net lease basis as follows:
------------------------------------------------------------------------------
(In millions)                                   2000    $   392
                                                2001        358
                                                2002        288
                                                2003        378
                                                2004        144
                                          Thereafter        747
------------------------------------------------------------------------------

Remaining lease payments under the Company's $490 million property sale and five-year operating lease facility, which are included in the table above, approximate $83 million in 2000, $77 million in 2001, $64 million in 2002, and $215 million in 2003. The lease facility contains covenants that are substantially similar to those in the Company's senior credit facilities. Certain lease commitments will be terminated or reduced in connection with facility and office closures and the optimization of facility utilization. Rent expense in 1999, 1998, and 1997 was $416 million, $283 million, and $136 million, respectively.

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

   The Company self-insures for losses and expenses for aircraft product liability up to a maximum of $50 million annually. Insurance is purchased from third parties to cover excess aggregate liability exposure from $50 million to $1.2 billion. This coverage also includes the excess of liability over $10 million per occurrence. The aircraft product liability reserve was $24 million at December 31, 1999.

   The Company is involved in various stages of environmental investigation and cleanup related to remediation of various sites. All appropriate costs expected to be incurred in connection therewith have been accrued at December 31, 1999. Due to the complexity of environmental laws and regulations, the varying costs and effectiveness of alternative cleanup methods and technologies, the uncertainty of insurance coverage, and the unresolved extent of the Company's responsibility, it is difficult to determine the ultimate outcome of these matters, however, any additional liability is not expected to have a material effect on the Company's financial position, liquidity, or results of operations after giving effect to provisions previously recorded.

   The Company issues guarantees and has banks issue, on its behalf, letters of credit to meet various bid, performance, warranty, retention, and advance payment obligations. Approximately $1,346 million and $1,527 million of these contingent obligations, net of related outstanding advance payments, were outstanding at December 31, 1999 and 1998, respectively. These instruments expire on various dates through 2005.

   During October and November 1999, the Company and two of its officers were named as defendants in class action lawsuits. The complaints principally allege that the defendants violated federal securities laws by making false and misleading statements and by failing to disclose material information concerning the Company's financial performance, thereby causing the value of the Company's stock to be artificially inflated. The Company was also named as a nominal defendant and all of its directors (except one) were named as defendants in a derivative lawsuit. The derivative complaint contains allegations similar to those included in the above complaints and further alleges that the defendants breached fiduciary duties to the Company and allegedly failed to exercise due care and diligence in the management and administration of the affairs of the Company. Although the Company believes that it and the other defendants have meritorious defenses to the claims made in both the derivative complaint and the other complaints and intends to contest the lawsuits vigorously, an adverse resolution of the lawsuits could have a material adverse affect on the Company's financial position, liquidity, and results of operations in the period in which the lawsuits are resolved. The Company is not presently able to reasonably estimate potential losses, if any, related to the lawsuits.

   The Company merged with Hughes Defense in December 1997. Pursuant to the terms of the Separation Agreement, which requires an adjustment based on net assets, the final purchase price for Hughes Defense has not been determined. Based on the terms and conditions of the Separation Agreement, the Company believes that it is entitled to a reduction in the purchase price, a position that Hughes Electronics disputes. The Company and Hughes Electronics have begun the process of negotiating a possible resolution of this matter. If the matter is not successfully resolved through negotiation, the Separation Agreement provides for binding arbitration. Concurrent with the negotiations, the parties have held initial discussions regarding the selection of a neutral arbitrator. Accordingly, while the Company expects a reduction in purchase price from the original terms of the agreement, the amount, timing, and effect on the Company's financial position are uncertain. As a result of this uncertainty, no amounts have been recorded in the financial statements related to this expected reduction in purchase price. Any payment received from Hughes Electronics as a result of a reduction in purchase price will result in a corresponding reduction in goodwill and not be reflected in the income statement. Any payment received from Hughes Electronics for interest accrued on a reduction in purchase price, as provided in the Separation Agreement, will be reflected in the income statement in the period of receipt.

   In September 1999, the Company sent Hughes Electronics a demand for mediation pursuant to the alternative dispute resolution process set forth in the Separation Agreement in connection with a separate claim against Hughes Electronics concerning the accuracy and completeness of disclosures made by Hughes Electronics to the Company prior to the merger.

   In November 1999, the Company filed a complaint against TPF&C. The complaint arises out of a series of events concerning certain Hughes Plans, portions of which were acquired by the Company in connection with the merger with Hughes Defense. Specifically, the complaint alleges that the Company was damaged by false representations made to the Company by TPF&C regarding the amount of surplus in the Hughes Plans and errors committed by TPF&C in providing administrative services to the Hughes Plans. The complaint seeks damages in an amount to be determined at trial.

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

Note L: Employee Stock Plans

The 1976 Stock Option Plan provides for the grant of both incentive and nonqualified stock options at an exercise price which is 100 percent of the fair value on the date of grant. No further grants are allowed under this plan. The 1991 Stock Plan provides for the grant of incentive stock options at an exercise price which is 100 percent of the fair value on the date of grant and nonqualified stock options at an exercise price which may be less than the fair value on the date of grant. The 1995 Stock Option Plan provides for the grant of both incentive and nonqualified stock options at an exercise price which is not less than 100 percent of the fair value on the date of grant.

   The plans also provide that all stock options may be exercised in their entirety 12 to 24 months after the date of grant. Incentive stock options terminate 10 years from the date of grant, and those stock options granted after December 31, 1986 become exercisable to a maximum of $100,000 per year. Nonqualified stock options terminate 11 years from the date of grant or 10 years and a day if issued in connection with the 1995 Stock Option Plan. In 1997, the Company issued conversion stock options covering 4.8 million shares in substitution of nonqualified stock options held by employees of TI Defense and Hughes Defense. In accordance with the terms of the original grants, these replacement stock options have remaining exercise periods of up to eight years and become exercisable at various times through January 2001.

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

   Restricted stock awards entitle the participant to full dividend and voting rights. Unvested shares are restricted as to disposition and subject to forfeiture under certain circumstances. Compensation expense is recognized over the vesting period. Awards of 849,900, 541,100, and 315,900 shares of restricted stock and restricted units were made to employees and directors at a weighted average value at the grant date of $45.68, $57.21, and $47.92 in 1999, 1998, and 1997, respectively. The required conditions for 72,600, 85,500, and 579,900 shares of restricted stock and restricted units were satisfied during 1999, 1998, and 1997, respectively. There were 1,336,600, 834,900, and 1,678,700 shares of restricted stock and restricted units outstanding at December 31, 1999, 1998, and 1997, respectively. The amount of compensation expense recorded was $16 million, $15 million, and $22 million in 1999, 1998, and 1997, respectively. In 1997, $12 million of compensation expense was related to accelerated vesting of restricted stock as a result of the merger with Hughes Defense.

   There were 51.0 million, 53.7 million, and 52.8 million shares of common stock (including shares held in treasury) reserved for stock options and restricted stock awards at December 31, 1999, 1998, and 1997, respectively.

   The 1976 Stock Option Plan, 1991 Stock Plan, 1995 Stock Option Plan, and 1997 Nonemployee Directors Restricted Stock Plan utilize Class B common stock.

Stock option information for 1999, 1998, and 1997 follows:

                                                 Weighted Average
(Share amounts in thousands)          Shares       Option Price
------------------------------------------------------------------------------
Outstanding at
December 31, 1996                     12,570            $ 37.65
   Granted                             8,950              43.84
   Exercised                          (1,698)             31.18
   Expired                              (312)             49.13
------------------------------------------------------------------------------
Outstanding at
December 31, 1997                     19,510            $ 40.87
   Granted                             6,945              55.54
   Exercised                          (2,917)             35.44
   Expired                              (816)             51.13
------------------------------------------------------------------------------
Outstanding at
December 31, 1998                     22,722            $ 45.68
   Granted                             6,986              67.52
   Exercised                          (4,176)             40.82
   Expired                              (475)             55.13
------------------------------------------------------------------------------
Outstanding at
December 31, 1999                     25,057            $ 52.40
==============================================================================

The following tables summarize information about stock options outstanding and exercisable at December 31, 1999:

(Share amounts in thousands)                     Options Outstanding
------------------------------------------------------------------------------
                                        Weighted Average        Weighted
                           Shares         Contractual            Average
Exercise               Outstanding at      Remaining            Exercise
Price Range          December 31, 1999       Life                Price
------------------------------------------------------------------------------
$14.51 to $29.63             1,884        3.1 years             $23.07
$31.24 to $49.19             5,112        5.6 years             $38.70
$51.06 to $59.31            11,412        7.2 years             $54.15
$59.44 to $73.97             6,649        9.5 years             $68.23
------------------------------------------------------------------------------
Total                       25,057
==============================================================================

(Share amounts in thousands)            Options Exercisable
------------------------------------------------------------------------------
                                                        Weighted
                                       Shares            Average
Exercise                           Exercisable at       Exercise
Price Range                       December 31, 1999       Price
------------------------------------------------------------------------------
$14.51 to $29.63                       1,806              $22.93
$31.24 to $49.19                       4,457              $37.68
$51.06 to $59.31                       8,631              $53.64
$59.44 to $73.97                          --                  --
------------------------------------------------------------------------------
Total                                 14,894
==============================================================================

Shares exercisable at the corresponding weighted average exercise price at December 31, 1999, 1998, and 1997, respectively, were 14.9 million at $45.14,
14.9 million at $41.58, and 13.0 million at $37.35.

   The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock. The Company has adopted the disclosure-only provisions of SFAS No. 123, therefore, no compensation expense was recognized for the stock option plans. Had compensation expense for the Company's stock option plans been determined based on the fair value at the grant date for awards under these plans, consistent with the methodology prescribed under SFAS No. 123, the Company's net income and earnings per share would have approximated the pro forma amounts indicated below:

                                              1999       1998        1997
------------------------------------------------------------------------------
(In millions except per share amounts)                (Restated)  (Restated)
------------------------------------------------------------------------------
Net income--as reported                     $  404      $  844      $ 511
Net income--pro forma                          332         800        468
Basic earnings per share--
   as reported                                1.20        2.50       2.14
   pro forma                                  0.98        2.37       1.96
Diluted earnings per share--
   as reported                                1.19        2.47       2.11
   pro forma                                  0.97        2.34       1.93
------------------------------------------------------------------------------

The weighted average fair value of each stock option granted in 1999, 1998, and 1997 is estimated as $22.25, $10.40, and $17.41, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                              1999       1998       1997
------------------------------------------------------------------------------
Expected life                               4 years     4 years    4 years
Assumed annual dividend growth rate             5%         6%          6%
Expected volatility                            35%        15%         15%
Assumed annual forfeiture rate                  5%         5%          5%
------------------------------------------------------------------------------

The risk free interest rate (month-end yields on 4-year treasury strips equivalent zero coupon) ranged from 4.6% to 6.2% in 1999, 4.4% to 5.7% in 1998, and 5.0% to 7.5% in 1997.

   The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to 1995.

Note M: Pension and Other Employee Benefits

The Company has several pension and retirement plans covering the majority of its employees, including certain employees in foreign countries. Total pension expense includes foreign pension expense of $10 million in 1999 and 1998, and $11 million in 1997. In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees. Substantially all of the Company's U.S. employees may become eligible for these benefits.

    Plan assets consist primarily of equity securities (including 6,163,000 shares of the Company's Class A and Class B common stock combined, with a fair value of $174 million at December 31, 1999, and fixed income securities (including $14 million of the Company's 6.75% notes due in 2007).

    Effective December 31, 1998, the Company adopted Statement of Financial Accounting Standards No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. This accounting standard revised the disclosure requirements for pension and other postretirement benefit plans. The measurement date is October 31. The information presented below includes the effect of acquisitions, subsequent adjustments to acquisitions, and divestitures.

Change in Benefit Obligation
------------------------------------------------------------------------------
                                       Pension Benefits   Other Benefits
------------------------------------------------------------------------------
(In millions)        December 31:        1999     1998     1999    1998
------------------------------------------------------------------------------
Benefit obligation at
   beginning .0of year                   $ 10,794  $ 9,927  $ 1,426 $ 1,303
Service cost                                365      338       29      30
Interest cost                               720      703       97      98
Plan participants' contributions             28       27       --      --
Amendments                                   --        3        1      (2)
Actuarial (gain) loss                      (381)     384     (157)     30
Acquisitions                                 12      182       --      75
Divestitures                                (53)     (28)      (3)     (1)
Curtailments                                 --        2       --      --
Benefits paid                              (856)    (744)    (117)   (107)
------------------------------------------------------------------------------
Benefit obligation at end of year      $ 10,629  $10,794  $ 1,276  $1,426
==============================================================================

Change in Plan Assets
------------------------------------------------------------------------------
                                       Pension Benefits   Other Benefits
------------------------------------------------------------------------------
(In millions)        December 31:        1999     1998     1999    1998
------------------------------------------------------------------------------
Fair value of plan assets at
   beginning of year                   $ 12,791 $ 12,188   $  318   $ 289
Actual return on plan assets              1,477    1,388       35      22
Acquisitions                                 23     (203)      --      --
Divestitures                                (74)     (40)      --      --
Company contribution                        133      175      136     107
Plan participants' contributions             28       27       15      --
Benefits paid                              (856)    (744)    (117)   (100)
------------------------------------------------------------------------------
Fair value of plan assets at
   end of year                         $ 13,522 $ 12,791   $  387   $ 318
==============================================================================

                                       51
Funded Status--unrecognized components
------------------------------------------------------------------------------
                                        Pension Benefits     Other Benefits
------------------------------------------------------------------------------
(In millions)        December 31:          1999     1998       1999    1998
------------------------------------------------------------------------------
Funded status                            $ 2,893  $ 1,997    $(889)  $(1,108)
Unrecognized actuarial (gain) loss        (1,630)    (894)    (160)       21
Unrecognized transition (asset)
   obligation                                (12)     (18)     261       288
Unrecognized prior service cost              164      182       (8)      (14)
------------------------------------------------------------------------------
Prepaid (accrued) benefit cost           $ 1,415  $ 1,267    $(796)  $  (813)
==============================================================================

Funded Status--recognized in balance sheets
------------------------------------------------------------------------------
                                          Pension Benefits   Other Benefits
------------------------------------------------------------------------------
(In millions)        December 31:          1999     1998     1999      1998
------------------------------------------------------------------------------
Prepaid benefit cost                     $ 1,815  $ 1,674    $  17   $    11
Accrued benefit liability                   (441)    (453)    (813)     (824)
Intangible asset                               9       15       --        --
Accumulated other
   comprehensive income                       32       31       --        --
------------------------------------------------------------------------------
Prepaid (accrued) benefit cost           $ 1,415  $ 1,267    $(796)     (813)
==============================================================================

Components of Net Periodic Benefit (Income) Cost
------------------------------------------------------------------------------
                                                    Pension Benefits
------------------------------------------------------------------------------
(In millions)                                 1999        1998      1997
------------------------------------------------------------------------------
Service cost                                $  365     $  338     $  143
Interest cost                                  720        703        332
Expected return on plan assets              (1,090)    (1,016)      (401)
Amortization of transition asset                (6)        (7)        (8)
Amortization of prior service cost              18         19         20
Recognized net actuarial gain                  (28)       (30)       (21)
Loss (gain) due to curtailment/settlements       6         --         (6)
------------------------------------------------------------------------------
Net periodic benefit (income) cost          $  (15)    $    7     $   59
==============================================================================

Components of Net Periodic Benefit Cost
------------------------------------------------------------------------------
                                                    Other Benefits
------------------------------------------------------------------------------
(In millions)                                 1999        1998      1997
------------------------------------------------------------------------------
Service cost                                $   29     $   30     $   10
Interest cost                                   97         98         57
Expected return on plan assets                 (27)       (25)       (19)
Amortization of transition obligation           25         25         27
Amortization of prior service cost              (1)        (2)        (1)
Recognized net actuarial gain                   (1)        (1)        (7)
(Gain) loss due to curtailment/settlements      (1)         1         11
------------------------------------------------------------------------------
Net periodic benefit cost                   $  121     $  126     $   78
==============================================================================

                                       52
Weighted Average Assumptions
------------------------------------------------------------------------------
                                         Pension Benefits    Other Benefits
------------------------------------------------------------------------------
                          December 31:     1999   1998        1999    1998
------------------------------------------------------------------------------
Discount rate                              7.50%  7.00%       7.50%  7.00%
Expected return on plan assets            9.375% 9.375%      9.375%  8.50%
Rate of compensation increase              4.50%  4.50%       4.50%  4.50%
Health care trend rate in the next year                       9.00%  6.00%
Gradually declining to a trend rate of 5% in the years beyond  2006   2000
------------------------------------------------------------------------------

The effect of a one percent increase and decrease in the assumed health care trend rate for each future year for the aggregate of service and interest cost is $7 million and $(6) million, respectively, and for the accumulated postretirement benefit obligation is $81 million and $(66) million, respectively.

   The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $405 million, $384 million, and $49 million, respectively, at December 31, 1999, and $515 million, $483 million, and $151 million, respectively, at December 31, 1998.

   Under the terms of various savings and investment plans (defined contribution plans), covered employees are allowed to contribute up to a specific percentage of their pay, generally limited to $30,000 per year. The Company matches the employee's contribution, up to a maximum of generally between three and four percent of the employee's pay. Total expense for defined contribution plans was $193 million, $121 million, and $78 million in 1999, 1998, and 1997, respectively. The increase in 1999 was due to a plan change that increased the Company match. The increase in 1998 was due to the merger with Hughes Defense.

   The Company's annual contribution to the Raytheon Employee Stock Ownership Plans is approximately one-half of one percent of salaries and wages, limited to $170,000 in 1999 and $160,000 in 1998 and 1997, of most U.S. salaried and hourly employees. The expense was $25 million, $18 million, and $15 million and the number of shares allocated to participant accounts was 295,000, 271,000, and 290,000 in 1999, 1998, and 1997, respectively.

Note N: Business Segment Reporting

The Company operates in three major business areas: Electronics, both defense and commercial, Engineering and Construction, and Aircraft. The Company is a leader in defense electronics, including missiles; radar; sensors and electro-optics; reconnaissance, surveillance, and intelligence; command, control, communication, and information; training; simulation and services; naval systems; air traffic control systems; and aircraft integration systems. The Engineering and Construction segment offers full-service engineering and construction capabilities to clients worldwide. The Aircraft segment is one of the leading providers of business and special mission aircraft and delivers a broad line of jet, turboprop, and piston-powered airplanes to corporate and military customers worldwide.

   The Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS No.
131) during 1998. SFAS No. 131 established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments. It also established standards for disclosures about products, services, and geographic areas.

   Reportable segments within Electronics have been determined based upon product lines and include the following: Defense Systems; Sensors and Electronic Systems; Command, Control, Communication and Information Systems; Aircraft Integration Systems, Training and Services, Commercial Electronics, and Other. Certain operating segments within Electronics have been aggregated as they exhibit similar long-term financial performance characteristics and do not meet the quantitative threshold. Of the identifiable segments within Total Electronics, all except Aircraft Integration Systems have combined operations of Hughes Defense, TI Defense, and Raytheon. All material intercompany transactions have been eliminated.

   During the first quarter of 1999, the Company completed a reorganization of certain business segments to better align the operations with customer needs and to eliminate management redundancy. The Intelligence, Information, and Aircraft Integration Systems segment, with the exception of its Aircraft Integration Systems division, merged with Command, Control, and Communication Systems to create Command, Control, Communication and Information Systems. The Aircraft Integration Systems division was established as a separate segment called Aircraft Integration Systems.

   In keeping with the Company's on-going consolidation efforts and to further simplify its organizational structure, in the first quarter of 2000, RSC was eliminated and the Defense Systems and Sensors and Electronic Systems segments were combined into the new Electronic Systems segment. These organizational changes will be reflected in the Company's 2000 financial statements.

   Identifiable assets attributed to Unallocated Electronics Items consist primarily of goodwill and prepaid pension. While these assets have not been allocated back to the segments, the associated income statement impact, including goodwill amortization, has been included in the determination of segment operating income.

   Change in net debt represents the Company's internal criteria for evaluating cash flow performance by the segments. This amount includes intercompany balances that are eliminated in consolidation and are not necessarily representative of actual cash flows determined in accordance with generally accepted accounting principles.

   Information for the segments that comprise Total Electronics and all information related to the change in net debt has not been presented for 1997 because the Company determined that it was impracticable to obtain the comparative information due to the significant acquisitions, divestitures, and reorganizations that took place during 1997.

                                       54

Operations by Business Segments
--------------------------------------------------------------------------------------------------------------------------------
                                                              Sales                                   Operating income
--------------------------------------------------------------------------------------------------------------------------------
                                                1999          1998          1997           1999           1998          1997
--------------------------------------------------------------------------------------------------------------------------------
(In millions)                                              (Restated)    (Restated)                   (Restated)     (Restated)
--------------------------------------------------------------------------------------------------------------------------------
Defense Systems                              $ 5,215       $ 4,941                      $   785(2)    $    880
Sensors and Electronic Systems                 2,695         2,934                          332(3)         556
Command, Control, Communication
   and Information Systems                     3,576(1)      3,529                          301(4)         371
Aircraft Integration Systems, Training
   and Services, Commercial Electronics,
   and Other                                   3,003         3,418                            8(5)         225(7)
--------------------------------------------------------------------------------------------------------------------------------
Total Electronics                             14,489        14,822      $ 8,972           1,426          2,032       $   856(9)
Engineering and Construction                   2,656         2,065        2,255             (61)(6)       (253)(8)        19(10)
Aircraft                                       2,696         2,532        2,366             162            227           185(11)
--------------------------------------------------------------------------------------------------------------------------------
Total                                        $19,841       $19,419      $13,593         $ 1,527       $  2,006       $ 1,060
================================================================================================================================

                                                       Capital expenditures                 Depreciation and amortization
--------------------------------------------------------------------------------------------------------------------------------
(In millions)                                   1999          1998          1997           1999           1998          1997
--------------------------------------------------------------------------------------------------------------------------------
Defense Systems                              $   203       $    79                      $   161       $    195
Sensors and Electronic Systems                    81           117                          173            177
Command, Control, Communication
   and Information Systems                        76            72                          173            165
Aircraft Integration Systems, Training
   and Services, Commercial Electronics,
   and Other                                      48            52                          118            119
--------------------------------------------------------------------------------------------------------------------------------
Total Electronics                                408           320      $   257             625            656       $   360
Engineering and Construction                       8            41           18              20             28            33
Aircraft                                         116           148          184              79             77            64
--------------------------------------------------------------------------------------------------------------------------------
Total                                        $   532       $   509      $   459         $   724       $    761       $   457
================================================================================================================================

                                             Identifiable assets at December 31:               Change in net debt
--------------------------------------------------------------------------------------------------------------------------------
                                                1999          1998          1997          1999           1998          1997
--------------------------------------------------------------------------------------------------------------------------------
(In millions)                                              (Restated)    (Restated)
--------------------------------------------------------------------------------------------------------------------------------
Defense Systems                              $ 2,487       $ 2,286                      $  (292)      $   (396)
Sensors and Electronic Systems                 1,956         1,823                          (57)          (101)
Command, Control, Communication
   and Information Systems                     1,591         1,641                         (316)          (161)
Aircraft Integration Systems, Training
   and Services, Commercial Electronics,
   and Other                                   1,844         1,993                           70           (322)
Unallocated Electronics Items                 13,004        13,032                          829            387
--------------------------------------------------------------------------------------------------------------------------------
Total Electronics                             20,882        20,775      $22,599             234           (593)
Engineering and Construction                   1,521         1,478        1,758             163           (239)
Aircraft                                       3,161         2,667        2,270             199           (130)
Corporate                                      2,546         3,312        1,893             375           (235)
---------------------------------------------------------------------------------------------------------------------------------
Total                                        $28,110       $28,232      $28,520         $   971       $  (1,197)     $ 6,178
================================================================================================================================

(1)  Includes a special charge of $15 million.

(2) Includes restructuring and special charges offset by favorable adjustments to restructuring-related reserves of $(11) million, net.

(3) Includes restructuring and special charges offset by favorable adjustments to restructuring-related reserves of $52 million, net.

(4) Includes restructuring and special charges offset by favorable adjustments to restructuring-related reserves of $28 million, net.

(5) Includes restructuring and special charges offset by favorable adjustments to restructuring-related reserves of $63 million, net.

(6)  Includes a restructuring charge of $10 million.

(7)  Includes special charges of $167 million.

(8)  Includes restructuring and special charges of $85 million.

(9)  Includes restructuring and special charges of $340 million.

(10) Includes restructuring and special charges of $125 million.

(11) Includes a special charge of $30 million.

The following tables summarize information related to Electronics restructuring and exit costs and activities by segment:

Electronics Restructuring and Exit Costs
------------------------------------------------------------------------------
                                          Charges    Costs      Ending
(In millions)                             Accrued   Incurred    Balance
------------------------------------------------------------------------------
Defense Systems                            $  394    $  305     $   89
Sensors and Electronic Systems                252       163         89
Command,Control, Communication
   and Information Systems                    145        95         50
Aircraft Integration Systems, Training
   and Services, Commercial Electronics,
   and Other                                   97        51         46
------------------------------------------------------------------------------
Total                                      $  888    $  614     $  274
==============================================================================

Electronics Restructuring and Exit Activities
------------------------------------------------------------------------------
                                       Number of         Square Feet
                                       Employee            Exited
                                     Terminations       (thousands)
------------------------------------------------------------------------------
Defense Systems                           3,200            4,000
Sensors and Electronic Systems            3,200            3,400
Command, Control, Communication
   and Information Systems                2,300              900
Aircraft Integration Systems, Training
   and Services, Commercial Electronics,
   and Other                              2,200            1,200
------------------------------------------------------------------------------
Total                                    10,900            9,500
==============================================================================

Operations by Geographic Areas
------------------------------------------------------------------------------
                                           Outside United States
(In millions)              United States    (Principally Europe)  Consolidated
------------------------------------------------------------------------------
Sales to unaffiliated customers
------------------------------------------------------------------------------
1999                          $18,549             $1,292            $19,841
1998 (restated)                18,417              1,002             19,419
1997 (restated)                12,827                766             13,593

Long-lived assets at
------------------------------------------------------------------------------
December 31, 1999             $18,984             $  195            $19,179

Identifiable assets at
------------------------------------------------------------------------------
December 31, 1998 (restated)  $27,227             $1,005            $28,232
December 31, 1997 (restated)   27,898                622             28,520
------------------------------------------------------------------------------

The country of origin was used to attribute sales to either United States or Outside United States. U.S. sales of $18,549 million, $18,417 million, and $12,827 million include export sales, principally to Europe, the Middle East, and Far East, of $1,668 million, $2,380 million, and $2,756 million in 1999, 1998, and 1997, respectively.

   Sales to major customers, principally in Electronics, in 1999, 1998, and 1997, were: U.S. government (end user), $11,051 million, $11,167 million, and $5,787 million, respectively, U.S. Department of Defense, $10,511 million, $10,816 million, and $4,591 million, respectively, and U.S. government (foreign military sales), $1,015 million, $1,660 million, and $483 million, respectively.

Note O: Quarterly Operating Results (unaudited)

(In millions except per share amounts and stock prices)
------------------------------------------------------------------------------
1999                               First      Second      Third     Fourth
------------------------------------------------------------------------------
                                (Restated)  (Restated)  (Restated)
------------------------------------------------------------------------------
Net sales                       $  5,025    $ 5,210     $ 4,776     $4,830
Gross margin                       1,059      1,181         453        892
Net income (loss)                    205        290(1)     (163)(2)     72(3)
Earnings (loss) per share
   Basic                            0.61       0.86(1)    (0.48)(2)   0.21(3)
   Diluted                          0.60       0.84(1)    (0.48)(2)   0.21(3)
Cash dividends per share
   Declared                         0.20       0.20        0.20       0.20
   Paid                             0.20       0.20        0.20       0.20

Common stock prices per the Composite Tape

   Class A--High                   58.13      72.88       75.38      48.38
   Class A--Low                    50.75      57.38       43.75      21.25
   Class B--High                   58.88      74.63       76.56      49.88
   Class B--Low                    51.25      57.75       44.50      22.25
------------------------------------------------------------------------------

1998 (Restated)                    First      Second      Third     Fourth
------------------------------------------------------------------------------
Net sales                       $  4,693    $ 5,037     $ 4,431     $5,258
Gross margin                       1,037      1,127         760      1,328
Net income                           228        263(4)       12(5)     341(6)
Earnings per share
   Basic                            0.67       0.78(4)     0.04(5)    1.01(6)
   Diluted                          0.66       0.77(4)     0.04(5)    1.00(6)
Cash dividends per share
   Declared                         0.20       0.20        0.20       0.20
   Paid                             0.20       0.20        0.20       0.20

Common stock prices per the Composite Tape

   Class A--High                   59.50      59.19        59.63     58.56
   Class A--Low                    44.88      50.38        39.88     48.69
   Class B--High                   60.69      60.19        60.75     59.81
   Class B--Low                    45.75      51.44        40.69     49.31
------------------------------------------------------------------------------

1999 (Previously reported)        First       Second      Third
------------------------------------------------------------------------------
Net sales                       $  4,903    $ 5,202     $ 4,728
Gross margin                       1,033      1,187         443
Net income (loss)                    188        294(1)     (169)(2)
Earnings (loss) per share
   Basic                            0.56       0.87(1)    (0.50)(2)
   Diluted                          0.55       0.86(1)    (0.50)(2)
------------------------------------------------------------------------------

1998 (Previously reported)        First       Second      Third      Fourth
------------------------------------------------------------------------------
Net sales                      $  4,574    $ 5,078     $ 4,436     $5,442
Gross margin                      1,016      1,139         758      1,369
Net income                          215        270(4)       11(5)     368(6)
Earnings per share
   Basic                           0.63       0.80(4)     0.03(5)    1.09(6)
   Diluted                         0.63       0.79(4)     0.03(5)    1.08(6)
------------------------------------------------------------------------------

(1) Includes net gain on sales of operating units and securities received as partial payment for previously divested businesses of $5 million after-tax, or $0.01 per share.

(2) Includes charges of $190 million after-tax, restructuring and special charges of $144 million after-tax, and net gain on sales of operating units and securities received as partial payment for previously divested businesses of $8 million after-tax. The impact of these items combined was a net charge of $326 million after-tax, or $0.96 per share.

(3) Includes favorable adjustments to restructuring-related reserves of $42 million after-tax and net gain on sales of operating units and securities received as partial payment for previously divested businesses of $1 million after-tax. The impact of these items combined was a net gain of $43 million after-tax, or $0.13 per share.

(4) Includes special charges of $54 million after-tax and net gain on sales of operating units of $61 million after-tax. The impact of these items combined was a net gain of $7 million after-tax, or $0.02 per share.

(5) Includes a charge of $180 million after-tax, restructuring and special charges of $104 million after-tax, and net gain on sales of operating units of $3 million after-tax. The impact of these items combined was a net charge of $281 million after-tax, or $0.82 per share.

(6) Includes a net gain on sales of operating units of $3 million after-tax, or $0.01 per share.

Note: Earnings per share are computed independently for each of the quarters presented, therefore, the sum of the quarterly earnings per share may not equal the total computed for the year.

In the first quarter of 1999, the Company reported restated income before accounting change, basic earnings per share before accounting change, and diluted earnings per share before accounting change of $258 million, $0.77, and $0.76, respectively. As previously reported, these amounts were $241 million, $0.72, and $0.71, respectively.

                                       59
Note P: Financial Instruments

At December 31, 1999 and 1998, the Company had outstanding interest rate swap agreements, treasury rate locks, and foreign currency forward contracts which minimized or eliminated risk associated with interest rate changes or foreign currency exchange rate fluctuations. All of these financial instruments were related to specific transactions and particular assets or liabilities for which a firm commitment existed. These instruments were executed with credit-worthy institutions and the majority of the foreign currencies were denominated in currencies of major industrial countries.

The following table summarizes major currencies and the approximate contract amounts associated with foreign exchange contracts at December 31:

                              1999                    1998
------------------------------------------------------------------------------
(In millions)            Buy       Sell          Buy       Sell
------------------------------------------------------------------------------
British Pounds       $   228     $    63    $    138    $   100
Canadian Dollars          --           1          20         50
European Euros            24           2          --         --
German Marks              11          --          40         27
Netherlands Guilders       7          21          41         89
Norwegian Kroner          21          --         100         --
Swiss Francs               2          43          12         85
All other                 53          10          49         25
------------------------------------------------------------------------------
Total                $   346     $   140    $    400    $   376
==============================================================================

Buy amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies and sell amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies. Foreign exchange contracts that do not involve U.S. dollars have been converted to U.S. dollars for disclosure purposes.

   Interest rate swap agreements were $381 million and $383 million at December 31, 1999 and 1998, respectively. The agreements outstanding at December 31, 1999 mature during 2000 and essentially fix the interest rates on a portion of variable rate debt. Under these agreements, the Company will pay the counterparties interest at a weighted average fixed rate of 6.5%, and the counterparties will pay the Company at a variable rate primarily equal to three-month LIBOR. The weighted average variable rate applicable to these agreements was 6.1% at December 31, 1999. Treasury rate locks were $250 million at December 31, 1999, mature during 2000, and essentially fixed the interest rates on a portion of long-term debt the Company was planning to issue. Note R, Subsequent Events, contains additional information about the planned debt issuance.

   Foreign currency forward contracts, used primarily to minimize fluctuations in the values of foreign currency payments and receipts, have maturities at various dates through August 2003 as follows: $413 million in 2000, $44 million in 2001, $14 million in 2002, and $15 million in 2003. Estimated fair values for the interest rate swap agreements, treasury rate locks, and foreign currency forward contracts total $5 million at December 31, 1999.

Note Q: Stockholders' Equity

The Company has two classes of common stock--Class A and Class B. For all matters other than the election and removal of directors, Class A and Class B stockholders have equal voting rights. For the election or removal of directors only, the Class A stockholders have 80.1 percent of the total voting power and the Class B stockholders have the remaining 19.9 percent. Class A and Class B stockholders are entitled to receive the same amount per share of any dividends declared. Immediately following any dividend, split, subdivision, or other distribution of shares of Class A or Class B common stock, the number of shares must bear the same relationship to each other as immediately prior to such distribution. Except as indicated above, the rights of Class A and Class B stockholders are identical.

   In December 1997, the Company issued 102.6 million shares of Class A common stock and converted each share of Raytheon common stock into one share of Class B common stock in connection with the merger with Hughes Defense. The Company has agreed with the former parent of Hughes Defense that it will not propose a plan of recapitalization or certain other equity transactions that would adversely affect the tax free status of the merger. Also, in December 1997, the Company retired 71.1 million shares of Class B common stock previously held in treasury. Prior to this retirement, the excess of cost over par value of treasury stock was charged proportionally to additional paid-in capital and retained earnings.

   In February 1995, the Board of Directors authorized the repurchase of up to 12 million shares of the Company's common stock to allow the Company to repurchase shares from time to time when warranted by market conditions. In January 1998, the Board of Directors ratified and reauthorized the repurchase of the remaining 2.5 million shares originally authorized. There have been 11.8 million shares purchased under these authorizations through December 31, 1999. There were 1.7 million shares repurchased under this program during 1998 and 0.7 million shares repurchased under this program during 1999. In March 1999, the Board of Directors authorized the repurchase of up to an additional 6 million shares of the Company's common stock over the next three years. There were no shares repurchased under this program during 1999.

   In November 1992, the Board of Directors authorized the purchase of up to 4 million shares of the Company's common stock per year over the next five years to counter the dilution due to the exercise of stock options. During 1997, there were 1.7 million shares repurchased under this program to offset 1.7 million shares issued due to the exercise of stock options.

   In January 1998, the Board of Directors authorized the purchase of up to 5 million shares of the Company's common stock per year to counter the dilution due to the exercise of stock options. There were 1.9 million and 2.9 million shares repurchased under this program during 1999 and 1998, respectively, to offset 4.2 million and 2.9 million shares issued due to the exercise of stock options during 1999 and 1998, respectively.

The changes in shares of Class A and Class B common stock outstanding during 1999 are as follows:

(In thousands)                               Class A    Class B
------------------------------------------------------------------------------
Balance at December 31, 1998                 101,503    235,295
Common stock plan activity                        --      4,613
Treasury stock activity                         (698)    (1,953)
------------------------------------------------------------------------------
Balance at December 31, 1999                 100,805    237,955
==============================================================================

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

                                               1999        1998       1997
------------------------------------------------------------------------------
(In millions except per share amounts)                  (Restated)  (Restated)
------------------------------------------------------------------------------
Net income for basic and diluted EPS         $    404   $    844    $    511
Share information (in thousands)
   Average common shares
      outstanding for basic EPS               337,351     337,882    238,915
   Dilutive effect of stock options
      and restricted stock                      3,433       3,979      2,971
------------------------------------------------------------------------------
Shares for diluted EPS                        340,784     341,861    241,886
Basic EPS                                    $   1.20    $   2.50   $   2.14
Diluted EPS                                      1.19        2.47       2.11
------------------------------------------------------------------------------

Stock options to purchase 12.5 million, 6.7 million, and 8.2 million shares of common stock outstanding at December 31, 1999, 1998, and 1997, respectively, were not included in the computation of diluted EPS because the stock options' exercise price was greater than the average market price of the Company's common stock during the year.

Note R: Subsequent Events

In February 2000, the Company sold its flight simulation and associated training business for $160 million.

   In March 2000, the Company issued $2.25 billion of long-term debt in a private placement consisting of $200 million of floating rate notes due in 2002, $800 million of 7.9% notes due in 2003, $850 million of 8.2% notes due in 2006, and $400 million of 8.3% notes due in 2010. Proceeds from the offering were used to repay outstanding short-term debt, extending the maturity of the Company's debt obligations.

Company Responsibility for Financial Statements

The financial statements and related information contained in this Annual Report have been prepared by and are the responsibility of the Company's management. The Company's financial statements have been prepared in conformity with generally accepted accounting principles and reflect judgments and estimates as to the expected effects of transactions and events currently being reported. The Company's management is responsible for the integrity and objectivity of the financial statements and other financial information included in this Annual Report. To meet this responsibility, the Company maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are properly executed and recorded. The system includes policies and procedures, internal audits, and Company officers' reviews.

/s/ Franklyn A. Caine
    Franklyn A. Caine
    Senior Vice President and
    Chief Financial Officer

/s/ Daniel P. Burnham
    Daniel P. Burnham
    Chairman and
    Chief Executive Officer

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

/s/ Daniel P. Burnham
    Daniel P. Burnham
    Chairman of the Board of Directors



Report of Independent Accountants

To the Board of Directors and Stockholders of Raytheon Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Raytheon Company at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

The consolidated financial statements for each of the two years in the period ended December 31, 1998 have been restated as described in Note B.

/s/ PricewaterhouseCoopers LLP
    PricewaterhouseCoopers LLP

Boston, Massachusetts
January 25, 2000, except for the information in Note R as to which the date is March 7, 2000