Form 10-K405, Exhibit 13
period 2000-12-31
RAYTHEON CO/
filed 2001-03-05
CIK 1047122

                                                                      Exhibit 13

Five-Year Statistical Summary
--------------------------------------------------------------------------------

(In millions except share amounts and total employees)     2000        1999         1998             1997           1996
--------------------------------------------------------------------------------------------------------------------------
Results of Operations
--------------------------------------------------------------------------------------------------------------------------
Net sales                                               $ 16,895   $ 17,201/(1)/    $ 17,364        $ 11,537        $ 10,122
Operating income                                           1,625      1,592/(2)/       2,259/(4)/      1,040/(6)/      1,014/(8)/
Interest expense, net                                        736        703              697             343             142
Income from continuing operations                            498        502/(3)/       1,019/(5)/        507/(7)/        649/(8)/
Net income                                                   141        404/(3)/         844/(5)/        511/(7)/        757/(8)/
Diluted earnings per share from continuing operations   $   1.46   $   1.47/(3)/    $   2.98/(5)/   $   2.10/(7)/   $   2.70/(8)/
Diluted earnings per share                                  0.41       1.19/(3)/        2.47/(5)/       2.11/(7)/       3.15/(8)/
Dividends declared per share                                0.80       0.80             0.80            0.80            0.80
Average diluted shares outstanding (in thousands)        341,118    340,784          341,861         241,886         240,165
---------------------------------------------------------------------------------------------------------------------------------

Financial Position at Year-End
---------------------------------------------------------------------------------------------------------------------------------
Current assets                                          $  8,013   $  8,602         $  8,464        $  8,911        $  5,560
Property, plant, and equipment, net                        2,491      2,387            2,237           2,812           1,697
Total assets                                              26,777     27,289           27,223          27,668          10,623
Current liabilities                                        4,865      7,133            6,114          10,380           4,178
Long-term liabilities (excluding debt)                     2,035      1,899            2,149           2,496             370
Long-term debt                                             9,054      7,298            8,163           4,406           1,500
Total debt                                                 9,931      9,769            8,988          10,050           3,715
Stockholders' equity                                      10,823     10,959           10,797          10,386           4,575
---------------------------------------------------------------------------------------------------------------------------------

General Statistics
---------------------------------------------------------------------------------------------------------------------------------
Total backlog                                           $ 26,530   $ 24,978         $ 20,157/(9)/   $ 18,615        $  8,942
U.S. government backlog included above                    17,374     15,239           13,472/(9)/     12,360           5,614
Capital expenditures                                         431        524              468             441             379
Depreciation and amortization                                694        699              734             424             345
Total employees                                           93,700     97,600           99,500         109,600          65,600
---------------------------------------------------------------------------------------------------------------------------------

The Company has restated its financial statements for discontinued operations as more fully discussed in Note B to the financial statements. During 2000, the Company recorded favorable adjustments to restructuring-related reserves and net gains on sales of operating units that were more than offset by restructuring charges and unfavorable contract adjustments.

(1)  Includes charges of $180 million.
(2) Includes charges of $195 million and restructuring and special charges of $197 million, offset by $65 million of favorable adjustments to restructuring-related reserves.
(3) Includes charges of $195 million pretax and restructuring and special charges of $211 million pretax, offset by favorable adjustments to restructuring-related reserves of $65 million pretax and a net gain on sales of operating units and investments of $23 million pretax. The impact of these items combined was a net charge of $195 million after-tax, or $0.57 per diluted share.
(4)  Includes special charges of $167 million.
(5) Includes special charges of $167 million pretax and a net gain on sales of operating units of $141 million pretax. The impact of these items combined was a net charge of $41 million after-tax, or $0.12 per diluted share.
(6)  Includes restructuring and special charges of $370 million.
(7) Includes restructuring and special charges of $370 million pretax and a net gain on sales of operating units of $72 million pretax. The impact of these items combined was a net charge of $194 million after-tax, or $0.80 per diluted share.
(8) Includes a special charge of $34 million pretax, $22 million after-tax, or $0.09 per diluted share.
(9) During 1998, the Company changed its method of reporting backlog at certain locations in order to provide a consistent method of reporting across and within the Company's businesses. Backlog includes the full value of contract awards when received, excluding awards and options expected in future periods. Prior to the change, contract values which were awarded but incrementally funded were excluded from reported backlog for some parts of the business. The one-time impact of this change was a $1.1 billion increase to backlog, related principally to U.S. government contracts. Prior periods have not been restated for this change.

Certain prior year amounts have been reclassified to conform to the current year presentation. The Company acquired Texas Instruments' defense business in July 1997 and merged with the defense business of Hughes Electronics Corporation (Hughes Defense) in December 1997. In December 1997, the Company issued 102.6 million shares of Class A common stock and converted each share of Raytheon common stock into one share of Class B common stock in connection with the merger with Hughes Defense.

Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

Overview

Raytheon Company (the "Company") is a leader in defense electronics, including missiles; radar; sensors and electro-optics; intelligence, surveillance, and reconnaissance; command, control, communication, and information systems; naval systems; air traffic control systems; aircraft integration systems; and technical services. Raytheon's commercial electronics businesses leverage defense technologies in commercial markets. Raytheon Aircraft is one of the leading providers of business and special mission aircraft and delivers a broad line of jet, turboprop, and piston-powered airplanes to corporate and government customers worldwide.

Consolidated Results of Operations

Net sales were $16.9 billion in 2000, $17.2 billion in 1999, and $17.4 billion in 1998. Sales to the U.S. Department of Defense were 57 percent of sales in 2000, 56 percent in 1999, and 61 percent in 1998. Total sales to the U.S. government, including foreign military sales, were 66 percent of sales in 2000, 68 percent in 1999, and 72 percent in 1998. International sales, including foreign military sales, were 21 percent of sales in 2000 and 23 percent in 1999 and 1998.

     Gross margin was $3.4 billion in 2000, $3.5 billion in 1999, and $4.4 billion in 1998, or 19.9 percent of sales in 2000, 20.4 percent in 1999, and
25.3 percent in 1998. Excluding the restructuring and special charges described below of $123 million, net in 1999 ($188 million of restructuring and special charges offset by $65 million of favorable adjustments to restructuring-related reserves), gross margin was $3.6 billion. Excluding the 1999 charges, gross margin was 19.9 percent of sales in 2000, 21.2 percent in 1999, and 25.3 percent in 1998. The decrease in gross margin as a percent of sales in 2000 was primarily due to a decline in higher margin foreign direct programs, lower volume from missile and missile defense systems, and lower margins at Raytheon Aircraft. The decrease in gross margin as a percent of sales in 1999 was primarily due to competitive pricing pressures.

     In 2000, the Company determined that the cost of the restructuring initiatives described below would be lower than originally planned and recorded $74 million of favorable adjustments to cost of sales that were more than offset by unfavorable contract adjustments. In addition, the Company recorded a $12 million reduction in goodwill related to the restructuring initiatives. The estimate for employee-related exit costs decreased by $45 million due to lower than anticipated costs for severance as a result of higher employee attrition and transfers within the Company during the year. The estimate for facility-related exit costs decreased by $41 million due to more rapid exit from facilities, including two facilities sold during 2000 in connection with the divestiture of non-core business operations, and the identification of alternative uses for facilities originally identified for disposition. Also in 2000, the Company recorded an $8 million restructuring charge, which was included in cost of sales, in connection with a workforce reduction, primarily at a foreign location.

     Administrative and selling expenses were $1,214 million in 2000, $1,417 million in 1999, and $1,550 million in 1998. Excluding the restructuring charge of $9 million in 1999 and the special charges of $167 million in 1998, described below, administrative and selling expenses decreased to 7.2 percent of sales in 2000 from 8.2 percent in 1999 and 8.0 percent in 1998. The decrease in administrative and selling expenses in 2000 was the result of the Company's ongoing cost reduction initiatives.

     Research and development expenses were $526 million or 3.1 percent of sales in 2000, $508 million or 3.0 percent of sales in 1999, and $582 million or 3.4 percent of sales in 1998. The increase in research and development expenses in 2000 was due primarily to new program investments made during 2000. The decrease in research and development expenses in 1999 was due primarily to the elimination of duplicate research and development processes as a result of the restructuring actions described below.

     Operating income was $1,625 million or 9.6 percent of sales in 2000, $1,592 million or 9.3 percent of sales in 1999, and $2,259 million or 13.0 percent of sales in 1998. Excluding the restructuring and special charges described below of $132 million, net in 1999 ($197 million of restructuring and special charges offset by $65 million of favorable adjustments to restructuring-related reserves) and $167 million in 1998, operating income as a percent of sales was
10.0 percent and 14.0 percent in 1999 and 1998, respectively. The changes in operating income by segment are discussed below.

     Interest expense, net was $736 million in 2000, $703 million in 1999, and $697 million in 1998. The increase was primarily due to higher weighted-average interest rates resulting from the Company's issuance of long-term debt to replace short-term borrowings. The weighted average cost of borrowing was 7.3 percent in 2000, 6.9 percent in 1999, and 6.8 percent in 1998.

     Other expense, net was $12 million in 2000 versus other income of $9 million in 1999 and $145 million in 1998 which included a $141 million net gain on sales of operating units.

     The effective tax rate was 43.2 percent in 2000, 44.1 percent in 1999, and
40.3 percent in 1998. The effective tax rate reflects primarily the U.S. statutory rate of 35 percent reduced by foreign sales corporation tax credits and research and development tax credits applicable to certain government contracts, increased by non-deductible amortization of goodwill.

     Income from continuing operations was $498 million or $1.46 per diluted share on 341.1 million average shares outstanding in 2000, $502 million or $1.47 per diluted share on 340.8 million average shares outstanding in 1999, and $1,019 million or $2.98 per diluted share on 341.9 million average shares outstanding in 1998.

     In 2000, the Company sold its Raytheon Engineers & Constructors (RE&C) subsidiary for $73 million in cash, net to Washington Group International, Inc.
(WGI), formerly known as Morrison Knudsen. The Company also retained approximately $30 million of cash on the balance sheet of RE&C at closing. The Company retained the responsibility for performance of four large, fixed price international turnkey projects that are close to completion, partially indemnified the buyer on the completion of one other existing project, and retained certain significant assets and liabilities, including certain letters of credit, performance bonds, and parent guarantees outstanding at the time of sale. The Company will continue to monitor the cost estimates for these five projects as well as the other retained assets and liabilities on a quarterly basis. The Company originally recorded a loss on disposal of discontinued operations of $191 million after-tax which included a gain on curtailment of the RE&C pension plans of $35 million. The Company subsequently increased the loss on disposal of discontinued operations to $287 million after-tax, due in part to the recognition of additional losses on the retained projects. The total loss from discontinued operations of $357 million after-tax, or $1.05 per diluted share, included the $287 million after-tax loss on disposal of discontinued operations and a $70 million after-tax loss from discontinued operations. The sale of RE&C is subject to a purchase price adjustment based upon an April 30, 2000 cut-off date balance sheet that has not yet been completed. The Company does not believe a material purchase price adjustment will be required. See the discussion of Financial Condition and Liquidity below for additional information.

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

     Net income was $141 million or $0.41 per diluted share in 2000, $404 million or $1.19 per diluted share in 1999, and $844 million or $2.47 per diluted share in 1998.

     Total employment related to continuing operations was approximately 93,700 at December 31, 2000, approximately 97,600 at December 31, 1999, and approximately 99,500 at December 31, 1998. The decreases were primarily a result of divestitures and continuing restructuring initiatives, primarily at the Company's defense electronics businesses.

Prior Year Charges

The Company acquired Texas Instruments' defense business (TI Defense) on July 11, 1997, merged with the defense business of Hughes Electronics Corporation (Hughes Defense) on December 17, 1997, and created Raytheon Systems Company
(RSC) in December 1997. In
conjunction with the formation of RSC, the Company recorded a $220 million restructuring charge to reduce the then newly formed RSC workforce by 12,800 employees and reduce space by approximately 11 million square feet at 34 facilities through sales, subleases, and lease terminations. The Company also accrued $584 million as liabilities assumed in connection with the acquisition of TI Defense and the merger with Hughes Defense and recorded this amount as an increase to goodwill. The principal actions involved the consolidation of missile and other electronics systems' manufacturing and engineering, as well as the consolidation of certain component manufacturing into Centers of Excellence.

     In 1998, the estimated number of employee terminations increased by approximately 1,200 employees, primarily comprised of manufacturing employees, however, the actual cost of termination per employee was lower than the original estimate. As a result of these changes in estimate, the total cost of employee severance decreased by $37 million. The Company also determined that facilities exit costs would be lower than the original estimate by $30 million because many of the facility actions were progressing ahead of the original schedule, reducing the amount of rent and occupancy costs, and costs to return certain facilities to the required condition were less than originally planned. Also in 1998, the Company committed to close two additional facilities and further reduce employment by approximately 1,400 positions. The total program cost of the actions was estimated at $67 million, comprised of $14 million of severance and other employee-related costs and $53 million of facility closure and related costs.

     The Company recorded a $102 million restructuring charge in the third quarter of 1999, of which $93 million was included in cost of sales and $9 million was included in administrative and selling expenses, to further reduce the workforce by 2,200 employees and vacate and dispose of an additional 2.7 million square feet of facility space, primarily at the Company's defense electronics businesses. Employee-related exit costs of $55 million included severance and other termination benefit costs for manufacturing, engineering, and administrative employees. Facility-related exit costs of $47 million included the costs for lease termination, building closure and disposal, and equipment disposition. The Company also recorded a $35 million restructuring charge in the third quarter of 1999, which was included in cost of sales, for higher than originally estimated exit costs related to the TI Defense and Hughes Defense actions. The estimate for employee-related exit costs increased by $27 million for higher than planned severance and other termination benefit costs. The estimate for facility-related exit costs increased by $8 million for additional lease termination costs expected to be incurred. The Company also accrued $12 million of exit costs as liabilities assumed in connection with a minor acquisition in 1999 and recorded this amount as an increase to goodwill.

     In the fourth quarter of 1999, the Company determined that the cost of the restructuring initiatives would be $65 million lower than originally planned and recorded a favorable adjustment to the original $220 million restructuring charge, which was included in cost of sales. The reduction in the estimated costs related to lower than anticipated costs for severance and facilities. The primary reasons for the reduction in severance costs included a shift in the composition of severed employees, higher attrition resulting in the need for fewer severed employees, and more employees transferring to other locations within the Company. The estimated costs related to facilities were lower than anticipated due to the identification of alternative uses for assets originally identified for disposition, lower de-installation costs, and more rapid exit from facilities.

     The total cost of all restructuring actions discussed above are currently estimated at $1.3 billion, of which $810 million pertains to exit costs. The balance pertains to capital expenditures and period expenses related to restructuring and consolidation activities. Approximately $422 million of the exit costs relate to employee severance and $388 million relate to facilities. Through December 31, 2000, employment had been reduced by approximately 12,500 people and 12.3 million square feet had been vacated. The Company essentially completed all restructuring actions during 2000. While these actions were intended to improve the Company's competitive position, there can be no assurances as to their ultimate success or that additional restructuring actions will not be required.


In 1999, the Company recorded the following restructuring charges and favorable adjustments to restructuring-related reserves, discussed above, and special charges, discussed below, which were included in the statements of income and classified as a reduction in net sales or included in cost of sales, administrative and selling expenses, or other expense as indicated below:

                                                         Admin.
                                    Net       Cost   and Selling      Other
(In millions)                       Sales   of Sales    Expenses    Expense     Total
-------------------------------------------------------------------------------------
Restructuring charges                         $128         $ 9                  $137
Favorable adjustments to
         restructuring-related
         reserves                              (65)                              (65)
Special charges
         Iridium LLC                 $15         6                    $14         35
         Korean business venture                33                                33
         Exit PRT business                       6                                 6
-------------------------------------------------------------------------------------
Total                                $15      $108         $ 9        $14       $146
=====================================================================================

In 1999, the Company recorded a $35 million special charge to write down its minority investment in and receivables related to Iridium LLC, which filed for Chapter 11 bankruptcy protection from creditors on August 13, 1999. The Company also recorded an additional $33 million special charge to further write down inventory and receivables related to a Korean business venture and a $6 million special charge to exit the personal rapid transit (PRT) business, including the costs to dispose of a test track. At December 31, 2000, the remaining assets related to the Korean business venture consisted of a $5 million receivable.

     In 1999, the Company recorded a $195 million contract-related operating charge of which $165 million was recorded as a reduction to net sales and $30 million was included in cost of sales. Approximately $130 million related to changes in estimates on three contracts, two of which were fixed price U.S. government contracts that were in loss positions. One had been expected to realize certain efficiencies that did not materialize and the other had completed the development phase at higher than expected costs which resulted in a higher loss than originally anticipated, therefore, additional loss provisions were recorded. The third was a fixed price commercial program in a new line of business on which costs were running higher than the initial projections, therefore, a loss provision was recorded.

     In 1998, the Company recorded special charges of $167 million, which were included in administrative and selling expenses, as follows. The Company recorded a $125 million special charge to exit a line of business, which included writing off its investment in a Korean business venture. The Company also recorded a $42 million special charge to write down the assets of two operations that the Company had decided to sell, to estimated fair value of approximately $125 million. One sale was completed during 1998 and the other during 1999. The operating results, which were not material, were included in the Company's results of operations through the date of sale.

Segment Results

The Company operates in six segments: Electronic Systems; Command, Control, Communication and Information Systems; Technical Services; Aircraft Integration Systems; Commercial Electronics; and Aircraft. Segment financial results were as follows:

Net Sales (In millions)                           2000        1999       1998
--------------------------------------------------------------------------------
Electronic Systems                             $  7,584    $  8,001    $  8,294
Command, Control, Communication
         and Information Systems                  3,419       3,767       3,741
Technical Services                                1,810       1,885       1,771
Aircraft Integration Systems                      1,220       1,094       1,197
Commercial Electronics                              666         749         866
Aircraft                                          3,220       2,709       2,543
Corporate and Eliminations                       (1,024)     (1,004)     (1,048)
--------------------------------------------------------------------------------
Total                                          $ 16,895    $ 17,201    $ 17,364
--------------------------------------------------------------------------------

Operating Income (In millions)                     2000        1999        1998
--------------------------------------------------------------------------------
Electronic Systems                             $  1,039    $  1,156    $  1,448
Command, Control, Communication
         and Information Systems                    358         374         386
Technical Services                                  124         122         160
Aircraft Integration Systems                         48         (61)        203
Commercial Electronics                               (4)        (30)       (157)
Aircraft                                            164         163         227
Corporate and Eliminations                         (104)       (132)         (8)
--------------------------------------------------------------------------------
Total                                          $  1,625    $  1,592    $  2,259
--------------------------------------------------------------------------------

Certain prior year amounts were reclassified to conform to the current year presentation; in addition, the Engineering and Construction segment was discontinued.

Electronic Systems had 2000 sales of $7.6 billion versus $8.0 billion in 1999 and $8.3 billion in 1998. The decrease in sales in 2000 was due to a decrease in volume from missiles and missile defense systems. The 2000 sales included $120 million from the Company's optical systems business, which was sold in December 2000. Operating income was $1.0 billion in 2000 versus $1.2 billion in 1999 and $1.4 billion in 1998. Included in the 2000 results were $63 million of favorable adjustments to restructuring-related reserves. Included in the 1999 results were charges of $95 million, net ($164 million of operating charges and restructuring and special charges offset by $69 million of favorable adjustments to restructuring-related reserves). The decrease in operating income in 2000 was due to a decline in higher margin foreign direct programs and lower volume from missiles and missile defense systems. The decrease in operating income in 1999 was primarily due to the 1999 charges and higher margin programs completed in the prior year.

     Command, Control, Communication and Information Systems (C3I) had 2000 sales of $3.4 billion versus $3.8 billion in 1999 and $3.7 billion in 1998. The decrease in sales in 2000 was due to the divestiture of the flight simulation business, the planned wind-down of certain international projects, and lower volume from air traffic control programs. Operating income was $358 million in 2000 versus $374 million in 1999 and $386 million in 1998. Included in the 1999 results were charges of $71 million. The decrease in operating income in 2000 was due to lower volume and a net $25 million write-down which included negative contract adjustments on several communications-related programs partially offset by favorable adjustments. The decrease in operating income in 1999 was primarily due to the 1999 charges. The Company will continue to monitor the cost estimates for the communications-related programs on a quarterly basis given the risks inherent in fixed price development contracts.

     Through C3I, the Company has an investment in Space Imaging LLC. The Company continues to guarantee certain borrowings of Space Imaging. The amount of borrowings outstanding at December 31, 2000 for which the Company was guarantor was approximately $120 million. The Company expects to continue to provide debt guarantees of up to $150 million in connection with a new loan facility which Space Imaging is negotiating. At December 31, 2000, the Company's investment in and other assets related to Space Imaging totaled approximately $91 million. Also through C3I, the Company has entered into an agreement with Thales (formerly Thomson-CSF) to form an equally-owned transatlantic joint venture encompassing air defense/command and control centers and ground-based air surveillance and weapons-locating radars.

     Technical Services had 2000 sales of $1.8 billion versus $1.9 billion in 1999 and $1.8 billion in 1998. The decrease in sales in 2000 was due to the divestiture of the flight simulation business. Operating income was $124 million in 2000 versus $122 million in 1999 and $160 million in 1998. Included in the 1999 results were charges of $6 million.

     Aircraft Integration Systems had 2000 sales of $1.2 billion versus $1.1 billion in 1999 and $1.2 billion in 1998. Sales from the Airborne Standoff Radar (ASTOR) contract accounted for the increase in sales in 2000. Operating income was $48 million in 2000 versus an operating loss of $61 million in 1999 and operating income of $203 million in 1998. Included in the 1999 results were charges of $107 million. The decrease in operating income in 1999 was primarily due to the 1999 charges and higher margin programs completed in the prior year. The Company recorded contract write downs on the Boeing Business Jet (BBJ) programs of $67 million in 2000 and $53 million in 1999, of which $25 million was included in the $107 million of 1999 charges described above. The Company will continue to monitor the cost estimates for the BBJ programs on a quarterly basis given the risks inherent in fixed price custom aircraft completion contracts.

     Commercial Electronics had 2000 sales of $666 million versus $749 million in 1999 and $866 million in 1998. The decrease in sales in 2000 was primarily due to the divestiture of the Company's Cedarapids subsidiary in the third quarter of 1999. The 2000 sales included $141 million from the Company's recreational marine business, which was sold in January 2001. The operating loss of $4 million in 2000 compared to an operating loss of $30 million in 1999 and an operating loss of $157 million in 1998. Contributing to the loss in 2000 was an $8 million restructuring charge at Raytheon Marine's high seas division combined with lower volume at that division, the divestiture of Cedarapids, and investments in new technology ventures offset by a $21 million favorable settlement on a commercial training contract. Included in the 1999 results were charges of $44 million. Included in the 1998 results were charges of $159 million.

     Raytheon Aircraft (RAC) had 2000 sales of $3.2 billion versus $2.7 billion in 1999 and $2.5 billion in 1998. The increase in sales was driven by higher aircraft deliveries. Operating income was $164 million in 2000 versus $163 million in 1999 and $227 million in 1998. Operating income as a percent of sales was down in 2000 due to a $19 million contract adjustment on a fixed price T-6A military trainer option exercised by the customer in 2000, higher production costs, pricing pressure on commuter aircraft, the sale of finance receivables, narrower spreads on customer financing due to higher interest rates, and the impact of SAP implementation on certain RAC customer support operations. The decline in operating income as a percent of sales in 1999 was due to increased development and start-up costs for the Premier I, Hawker Horizon, and T-6A aircraft, higher production costs, and commuter valuation costs. The Company will continue to monitor cost estimates for the T-6A program on a quarterly basis given the risks inherent in longer-term fixed price purchase options and watch for any indications of a downturn in demand for RAC's aircraft. The Company also continues to monitor the cost estimates and schedule for its three new development programs at RAC: the certification schedule for the Premier I aircraft, the first-flight schedule for the Horizon aircraft, and cost management issues related to roll-out of the T-6A aircraft.

Backlog consisted of the following at December 31:

(In millions)                              2000       1999     1998
---------------------------------------------------------------------
Electronic Systems                        $11,968   $10,681 $   9,807
Command, Control, Communication
         and Information Systems            5,396     5,135     4,339
Technical Services                          2,135     2,029     1,782
Aircraft Integration Systems                2,120     2,335     1,233
Commercial Electronics                        513       516       487
Aircraft                                    4,398     4,282     2,509
---------------------------------------------------------------------
Total                                     $26,530   $24,978   $20,157
---------------------------------------------------------------------
U.S. government backlog
         included above                   $17,374   $15,239   $13,472
---------------------------------------------------------------------

The increase in backlog in 1999 was due primarily to the receipt of several significant orders at the Company's defense electronics businesses and Raytheon Aircraft.

Financial Condition and Liquidity

Net cash provided by operating activities in 2000 was $960 million versus net cash used of $317 million in 1999 and net cash provided of $994 million in 1998. Net cash provided by operating activities from continuing operations was $1,060 million in 2000 versus net cash used of $96 million in 1999 and net cash provided of $747 million in 1998. The increase in cash provided by operating activities in 2000 was due to better collection practices and working capital management, accelerated collections on several large programs, and lower restructuring expenditures. The decrease in cash provided by operating activities in 1999 was due principally to increased working capital requirements and restructuring spending. Net cash used in operating activities from discontinued operations was $100 million in 2000 versus $221 million in 1999 and net cash provided of $247 million in 1998. In 2000, 1999, and 1998, the Company incurred cash expenditures of $118 million, $373 million, and $234 million, respectively, on restructuring and exit costs and $131 million, $265 million, and $56 million, respectively, of capital expenditures and period costs related to restructuring and consolidation activities. The Company expects to spend approximately $75 million on exit costs, capital expenditures, and period costs related to restructuring actions in 2001.

     The Company maintains an ongoing program under which it sells general aviation and commuter aircraft long-term receivables. During 1998, the Company initiated a program under which it sold short-term government receivables. Proceeds from the sale of short-term government receivables were $225 million in 1998. During 1999 and 2000, the Company reduced the outstanding balance of receivables sold under this facility by $74 million and $126 million, respectively. During the first quarter of 2001, the Company terminated its short-term government receivables facility.

     Net cash used in investing activities was $213 million in 2000 and $399 million in 1999 versus net cash provided of $617 million in 1998. Origination of financing receivables was $969 million in 2000, $1,438 million in 1999, and $1,339 million in 1998. Sale of financing receivables was $776 million in 2000, $1,239 million in 1999, and $1,105 million in 1998. Capital expenditures were $431 million in 2000, $524 million in 1999, and $468 million in 1998. Capital expenditures in 2001 are expected to approximate $560 million.

     Proceeds from the sales of property, plant, and equipment were $40 million in 2000, $102 million in 1999, and $649 million in 1998. The proceeds in 1998 included $490 million sold into a five-year operating lease facility to diversify the Company's sources of funding and extend the term of a portion of the Company's financing obligations. Remaining lease payments under the lease facility approximate $74 million in 2001, $61 million in 2002, and $201 million in 2003. The lease facility contains covenants that are substantially similar to those in the Company's senior credit facilities.

     In 2000, the Company sold RE&C for $73 million in cash, net to WGI. The Company also retained approximately $30 million of cash on the balance sheet of RE&C at closing. The sale of RE&C is subject to a purchase price adjustment based upon an April 30, 2000 cut-off date balance sheet that has not yet been completed. The Company does not believe a material purchase price adjustment will be required. On March 2, 2001, WGI announced that they faced severe near-term liquidity problems and discussed, among other alternatives, a potential bankruptcy filing. In the event of a bankruptcy filing by WGI or one or more of its subsidiaries, the beneficiaries of the Company's guarantees and other support agreements may seek recourse under those agreements. See Note K, Commitments and Contingencies, of the Notes to Consolidated Financial Statements included in this Annual Report for additional information. The Company has significant guarantees and support agreements related to twelve ongoing WGI projects. In the event of a bankruptcy filing and non-performance by WGI or one or more of its subsidiaries on these projects, based in part on information provided by WGI, the Company's preliminary estimate of the potential range of exposure is $0 to $450 million over several years, due in large part to the timing of receipts vs. disbursements on these projects. Based on the information available to date, the Company believes that no amount in the range is more likely than any other, therefore, no liability related to this exposure has been recorded. In addition, a bankruptcy filing by WGI may impact the collectibility of certain retained assets, which are carried at a net realizable value of $136 million.

     In 2000, the Company also sold its flight simulation business for $160 million, its optical systems business for $153 million, and other non-core business operations for $17 million. Total sales and operating income related to these divested businesses were $166 million and $2 million, respectively, in 2000. The Company is currently involved in a dispute related to the sale of its flight simulation business.

     In 1999, the Company sold its Cedarapids subsidiary for $170 million, other non-core business operations for $49 million in cash and $3 million in securities, and securities received as partial payment for previously divested businesses for $32 million. Total sales and operating income related to these divested businesses were $130 million and $6 million, respectively, in 1999.

     In 1998, the Company sold its commercial laundry business unit for $315 million in cash and $19 million in securities, its Raytheon Aircraft Montek subsidiary for $160 million, and other non-core business operations for $273 million. Total sales and operating income related to these divested businesses were $372 million and $8 million, respectively, in 1998. In 1998, the Company made net payments for the purchase of acquired companies of $96 million, including $63 million for the acquisition of AlliedSignal's Communications Systems business.

     The Company merged with Hughes Defense in December 1997. Pursuant to the terms of the Master Separation Agreement (the "Separation Agreement"), which requires an adjustment based on net assets, the final purchase price for Hughes Defense has not been determined. Based on the terms and conditions of the Separation Agreement, the Company believes that it is entitled to a reduction in the purchase price, a position that Hughes Electronics disputes. Although the Company and Hughes Electronics have been engaged in discussions in an attempt to resolve this dispute, it now appears as though a negotiated settlement is not likely in the foreseeable future based on the current position of the parties. The only alternative to a negotiated settlement is binding arbitration, as provided in the Separation Agreement. Concurrent with the negotiations, the parties are in the process of selecting a neutral arbitrator. While the Company expects a reduction in purchase price from the original terms of the agreement, the amount, timing, and effect on the Company's financial position are uncertain. As a result of this uncertainty, no amounts have been recorded in the financial statements related to this expected reduction in purchase price. Any payment received from Hughes Electronics as a result of a reduction in purchase price will result in a corresponding reduction in goodwill and not be reflected in the income statement unless the reduction in goodwill results in lower amortization in future periods.

     In March 2000, the Company and Hughes Electronics participated unsuccessfully in a voluntary mediation pursuant to the alternative dispute resolution process set forth in the Separation Agreement in connection with a separate claim against Hughes Electronics concerning the accuracy and completeness of disclosures made by Hughes Electronics to the Company prior to the merger. The Company and Hughes Electronics have selected arbitrators to resolve the claim through binding arbitration pursuant to the Separation Agreement. The arbitration is scheduled for May 2001.

     In November 1999, the Company filed a complaint against Towers, Perrin, Forster & Crosby (TPF&C). The complaint arises out of a series of events concerning certain Hughes Electronics pension plans (the "Hughes Plans"), portions of which were acquired by the Company in connection with the merger with Hughes Defense. Specifically, the complaint alleges that the Company was damaged by false representations made to the Company by TPF&C regarding the amount of surplus in the Hughes Plans and errors made by TPF&C in providing administrative services to the Hughes Plans. The complaint seeks damages in an amount to be determined at trial. The Company has also alleged a claim against Hughes Electronics pursuant to the terms of the Separation Agreement seeking to recover costs incurred by the Company resulting from errors in the administration of the Hughes Plans which Hughes Electronics failed to disclose to the Company prior to the merger.

     Defense contractors are subject to many levels of audit and investigation. Among agencies that oversee contract performance are the Defense Contract Audit Agency, the Inspector General, the Defense Criminal Investigative Service, the General Accounting Office, the Department of Justice, and Congressional Committees. Over recent years, the Department of Justice has convened grand juries from time to time to investigate possible irregularities by the Company in government contracting. Such investigations, except as noted in the following paragraph, individually and in the aggregate, are not expected to have a material adverse effect on the Company's financial position or results of operations.

     The U.S. Customs Service has concluded its investigation of the contemplated sale by the Company of troposcatter radio equipment to a customer in Pakistan. The Company has produced documents in response to grand jury subpoenas and grand jury appearances have taken place. The Company has cooperated fully with the investigation. The government has not reached a final decision with respect to this matter. An adverse decision in this matter could have a material adverse effect on the Company's financial position and results of operations.

     The Company is involved in various stages of environmental investigation and clean-up related to remediation of various sites. All appropriate costs expected to be incurred in connection therewith, on a discounted basis, have been accrued at December 31, 2000. Due to the complexity of environmental laws and regulations, the varying costs and effectiveness of alternative clean-up methods and technologies, the uncertainty of insurance coverage, and the unresolved extent of the Company's responsibility, it is difficult to determine the ultimate outcome of these matters, however, any additional liability is not expected to have a material adverse effect on the Company's financial position or results of operations after giving effect to provisions previously recorded.

     Net cash used in financing activities was $106 million in 2000 versus net cash provided of $525 million in 1999 and net cash used of $1,486 million in 1998. Dividends paid to stockholders were $272 million in 2000, $269 million in 1999, and $271 million in 1998. The quarterly dividend rate was $0.20 per share for each of the four quarters of 2000, 1999, and 1998. Outstanding shares were reduced by the repurchase of 2.6 million shares for $150 million in 1999 and 4.6 million shares for $247 million in 1998. There were no shares repurchased during 2000.

     Total debt was $9.9 billion at December 31, 2000 and $9.8 billion at December 31, 1999. Cash and cash equivalents were $871 million at December 31, 2000 and $230 million at December 31, 1999. The Company's outstanding debt has interest rates ranging from 5.7% to 8.3% and matures at various dates through 2028. Total debt as a percentage of total capital was 47.9 percent and 47.1 percent at December 31, 2000 and 1999, respectively.

     In 2000, the Company issued $2.25 billion of long-term debt to repay outstanding short-term debt, extending the maturity of the Company's debt obligations. The Company has on file a shelf registration with the Securities and Exchange Commission registering the issuance of up to $3.0 billion in debt and/or equity securities. In 2000, the Company issued $350 million of floating rate notes due in 2001 under this registration statement to partially refinance $500 million of long-term debt that matured in 2000.

     The Company issued $3.8 billion of long-term debt in 1998 to refinance a portion of the debt associated with the merger with Hughes Defense and the acquisition of TI Defense and to take advantage of favorable long-term interest rates in order to reduce short-term borrowings.

     The Company's most restrictive bank agreement covenant is an interest coverage ratio that currently requires earnings before interest, taxes, depreciation, and amortization (EBITDA) to be at least 2.5 times net interest expense for the prior four quarters. The Company was in compliance with the interest coverage ratio covenant during 2000, 1999, and 1998.

     Credit ratings for the Company were established by Moody's at P-2 for short-term borrowing and Baa2 for senior debt, Standard and Poor's at A-3 for short-term borrowing and BBB- for senior debt, and Fitch's at F3 for short-term borrowing and BBB- for senior debt.

     Lines of credit with certain commercial banks exist primarily as standby facilities to support the issuance of commercial paper by the Company. These lines of credit bear interest based upon LIBOR and mature in 2002. The lines of credit were $3.0 billion and $4.1 billion at December 31, 2000 and 1999, respectively. There were no borrowings outstanding under these lines of credit at December 31, 2000 versus $1.4 billion outstanding at December 31, 1999.

     The Company has two classes of common stock--Class A and Class B. The Company plans to eliminate its dual class capital structure and reclassify its Class A and Class B common stock into a single new class of common stock.

     The Company also plans to effect a 20-for-1 reverse-forward stock split that will result in holders of fewer than 20 shares of common stock being cashed out of their holdings. The reverse-forward stock split will be accomplished immediately prior to the elimination of the Company's dual class capital structure in a two step transaction. In the first step, the reverse stock split, each share of Class A or Class B common stock will become 1/20th of a share of the same class. Stockholders with fewer than 20 shares of either class before the reverse split will be left with less than a whole share of that class and will receive a cash payment equal to the fair value of their fractional interest.

     Immediately following the reverse split, the Company will effect a 20-for-1 forward stock split. The forward stock split will restore stockholders with 20 or more shares of either class to their original position. The Company believes that this action will significantly reduce expenses for stockholder record keeping and mailings.

     The proposed elimination of the dual class capital structure and reverse-forward stock split have been approved by the Board of Directors and are subject to approval by a majority vote of the outstanding Class A and Class B shares, with each class voting separately, at the Company's 2001 annual meeting.

     The Company's need for, cost of, and access to funds are dependent on future operating results, as well as conditions external to the Company. The Company believes that its financial position will be sufficient to maintain access to the capital markets to support current operations.

Quantitative and Qualitative Disclosures About Financial Market Risks

The following discussion covers quantitative and qualitative disclosures about the Company's market risk. The Company's primary market exposures are to interest rates and foreign exchange rates.

     The Company meets its working capital requirements with a combination of variable and fixed rate short and long-term financing. The Company enters into interest rate swap agreements or treasury rate locks with commercial and investment banks primarily to reduce the impact of changes in interest rates on financing arrangements. The Company also enters into foreign currency forward contracts with commercial banks to minimize fluctuations in the value of payments to international vendors and the value of foreign currency denominated receipts. The market-risk sensitive instruments used by the Company for hedging are entered into with commercial and investment banks and are directly related to a particular asset, liability, or transaction for which a firm commitment is in place. The Company also sells receivables through various special purpose entities and retains a partial interest that may include servicing rights, interest only strips, and subordinated certificates.

     Financial instruments held by the Company which are subject to interest rate risk include notes payable, commercial paper, long-term debt, long-term receivables, investments, and interest rate swap agreements. The aggregate hypothetical loss in earnings for one year of those financial instruments held by the Company at December 31, 2000, 1999, and 1998, which are subject to interest rate risk resulting from a hypothetical increase in interest rates of 10 percent, was $3 million, $6 million, and $1 million, respectively, after-tax. The hypothetical loss was determined by calculating the aggregate impact of a 10 percent increase in the interest rate of each variable rate financial instrument held by the Company at December 31, 2000, 1999, and 1998, which was subject to interest rate risk. Fixed rate financial instruments were not evaluated as the risk exposure is not material.

     The Company's outstanding foreign currency forward contracts include contracts to buy and/or sell British Pounds, Swiss Francs, European Euros, and German Marks. All foreign exchange contracts were related to specific transactions for which a firm commitment existed, therefore, the associated market risk of these financial instruments and the underlying firm commitments in the aggregate is not material.

Accounting Standards

In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125 (SFAS No. 140). This accounting standard, which carries over most of the provisions of FASB Statement No. 125, outlines the accounting requirements for transfers and servicing of financial assets, among other guidance, and is effective for transfers and servicing of financial assets occurring after March 31, 2001. The standard contains specific guidelines to distinguish transfers of financial assets that are sales from transfers that are secured borrowings. The adoption of SFAS No. 140 is not expected to have a material effect on the Company's financial position or results of operations.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). This accounting standard, which is effective for all fiscal quarters of fiscal years beginning after June 15, 2000, requires that all derivatives be recognized as either assets or liabilities at estimated fair value. In June 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133. This accounting standard amended the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and hedging activities. The January 1, 2001 adoption of SFAS No. 133, as amended, is not expected to have a material effect on the Company's financial position or results of operations.

Forward-Looking Statements

Certain statements made in this Annual Report contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the Company's future plans, objectives, and expected performance. Specifically, statements that are not historical facts, including statements accompanied by words such as "believe," "expect," "estimate," "intend," or "plan" are intended to identify forward-looking statements and convey the uncertainty of future events or outcomes. The Company cautions readers that any such forward-looking statements are based on assumptions that the Company believes are reasonable, but are subject to a wide-range of risks, and actual results may differ materially. Important factors that could cause actual results to differ include, but are not limited to: differences in anticipated and actual program results; risks inherent with large long-term fixed price contracts, particularly the ability to contain cost growth; the ultimate resolution of contingencies and legal matters; the ability to realize anticipated cost efficiencies; timely development and certification of new aircraft; the effect of market conditions, particularly in relation to the general aviation and commuter aircraft markets; the impact on recourse obligations of Raytheon Aircraft due to changes in the collateral values of financed aircraft, particularly commuter aircraft; the ability to finance ongoing operations at attractive rates; government customers' budgetary constraints; government import and export policies; termination of government contracts; financial and governmental risks related to international transactions; delays and uncertainties regarding the timing of the award of international programs; the integration of acquisitions; the impact of competitive products and pricing; the Company's stockholders may not approve and/or the Company may not implement the reclassification of its Class A and Class B common stock into a single new class of common stock and/or the 20-for-1 reverse-forward stock split; and risks associated with the continuing project obligations and retained assets and liabilities of Raytheon Engineers & Constructors, among other things. Further information regarding the factors that could cause actual results to differ materially from projected results can be found in the Company's reports filed with the Securities and Exchange Commission, including "Item 1-Business" in the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

Raytheon Company Consolidated Balance Sheets
====================================================================================================================================

(In millions except share amounts)                                                         December 31, 2000   December 31, 1999
------------------------------------------------------------------------------------------------------------------------------------
Assets
====================================================================================================================================
Current assets
        Cash and cash equivalents                                                                   $    871            $    230
        Accounts receivable, less allowance for doubtful accounts of $23 in 2000 and
                $27 in 1999                                                                              505                 819
        Contracts in process                                                                           4,061               4,348
        Inventories                                                                                    1,908               1,950
        Deferred federal and foreign income taxes                                                        476                 490
        Prepaid expenses and other current assets                                                        178                 192
        Net assets from discontinued operations                                                           14                 573
------------------------------------------------------------------------------------------------------------------------------------
                Total current assets                                                                   8,013               8,602
Property, plant, and equipment, net                                                                    2,491               2,387
Goodwill, net of accumulated amortization of $1,285 in 2000 and $918 in 1999                          13,281              13,596
Other assets, net                                                                                      2,992               2,704
------------------------------------------------------------------------------------------------------------------------------------
                        Total assets                                                                $ 26,777            $ 27,289
====================================================================================================================================

Liabilities and Stockholders' Equity
====================================================================================================================================
Current liabilities
        Notes payable and current portion of long-term debt                                         $    877            $  2,471
        Advance payments, less contracts in process of $1,699 in 2000 and $1,332 in 1999               1,135               1,245
        Accounts payable                                                                               1,099               1,204
        Accrued salaries and wages                                                                       549                 497
        Other accrued expenses                                                                         1,205               1,716
------------------------------------------------------------------------------------------------------------------------------------
                Total current liabilities                                                              4,865               7,133

Accrued retiree benefits and other long-term liabilities                                               1,262               1,411
Deferred federal and foreign income taxes                                                                773                 488
Long-term debt                                                                                         9,054               7,298

Commitments and contingencies (note K)

Stockholders' equity
        Preferred stock, par value $0.01 per share,
                200,000,000 shares authorized, none outstanding in 2000 and 1999
        Class A common stock, par value $0.01 per share,
                450,000,000 shares authorized, 100,805,000 shares outstanding in 2000 and
                1999 after deducting 1,537,000 treasury shares in 2000 and 1999                            1                   1
        Class B common stock, par value $0.01 per share,
                1,000,000,000 shares authorized, 239,815,000 and 237,955,000 shares outstanding in 2000 and 1999, respectively, after deducting
                5,319,000 and 5,842,000 treasury shares in 2000 and 1999, respectively                     2                   2
        Additional paid-in capital                                                                     6,477               6,475
        Accumulated other comprehensive income                                                          (106)                (69)
        Treasury stock, at cost                                                                         (382)               (413)
        Retained earnings                                                                              4,831               4,963
------------------------------------------------------------------------------------------------------------------------------------
                Total stockholders' equity                                                            10,823              10,959
------------------------------------------------------------------------------------------------------------------------------------
                        Total liabilities and stockholders' equity                                  $ 26,777            $ 27,289
====================================================================================================================================

The accompanying notes are an integral part of the financial statements.

Raytheon Company Consolidated Statements of Income
--------------------------------------------------------------------------------

(In millions except per share amounts)  Years Ended December 31:    2000        1999        1998
--------------------------------------------------------------------------------------------------
Net sales                                                         $ 16,895    $ 17,201    $ 17,364
--------------------------------------------------------------------------------------------------
Cost of sales                                                       13,530      13,684      12,973
Administrative and selling expenses                                  1,214       1,417       1,550
Research and development expenses                                      526         508         582
--------------------------------------------------------------------------------------------------
Total operating expenses                                            15,270      15,609      15,105
--------------------------------------------------------------------------------------------------
Operating income                                                     1,625       1,592       2,259
--------------------------------------------------------------------------------------------------
Interest expense, net                                                  736         703         697
Other expense (income), net                                             12          (9)       (145)
--------------------------------------------------------------------------------------------------
Non-operating expense, net                                             748         694         552
--------------------------------------------------------------------------------------------------
Income from continuing operations before taxes                         877         898       1,707
Federal and foreign income taxes                                       379         396         688
--------------------------------------------------------------------------------------------------
Income from continuing operations                                      498         502       1,019
--------------------------------------------------------------------------------------------------
Discontinued operations
        Loss from discontinued operations, net of tax                  (70)        (45)       (175)
        Loss on disposal of discontinued operations, net of tax       (287)         --          --
--------------------------------------------------------------------------------------------------
                                                                      (357)        (45)       (175)
--------------------------------------------------------------------------------------------------
Income before accounting change                                        141         457         844
Cumulative effect of change in accounting principle, net of tax         --         (53)         --
--------------------------------------------------------------------------------------------------
Net income                                                        $    141    $    404    $    844
--------------------------------------------------------------------------------------------------
Earnings per share from continuing operations
        Basic                                                     $   1.47    $   1.49    $   3.02
        Diluted                                                       1.46        1.47        2.98
--------------------------------------------------------------------------------------------------
Loss per share from discontinued operations
        Basic                                                     $  (1.05)   $  (0.13)   $  (0.52)
        Diluted                                                      (1.05)      (0.13)      (0.51)
--------------------------------------------------------------------------------------------------
Earnings per share before accounting change
        Basic                                                     $   0.42    $   1.35    $   2.50
        Diluted                                                       0.41        1.34        2.47
--------------------------------------------------------------------------------------------------
Earnings per share
        Basic                                                     $   0.42    $   1.20    $   2.50
        Diluted                                                       0.41        1.19        2.47
--------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

Raytheon Company Consolidated Statements of Stockholders' Equity
--------------------------------------------------------------------------------

                                                                            Accumulated
                                                                                  Other
Years Ended December 31, 2000, 1999, and 1998                   Additional      Compre-                      Compre-          Total
(In millions except per share amounts)           Common Stock      Paid-in      hensive  Treasury  Retained  hensive  Stockholders'
                                              Class A Class B      Capital       Income     Stock  Earnings   Income         Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997                  $     1 $     2  $     6,151     $    (23)           $  4,255             $    10,386
Net income                                                                                              844  $   844            844
Other comprehensive income
   Foreign exchange translation adjustments                                                                       (9)            (9)
   Unrealized losses on investments                                                                               (6)            (6)
   Pension adjustment                                                                                            (12)           (12)
Other comprehensive income                                                          (27)                         (27)
Comprehensive income--1998                                                                                   $   817
Dividends declared--$0.80 per share                                                                    (270)                   (270)
Common stock plan activity                                             121                                                      121
Treasury stock activity                                                                  $   (257)                             (257)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1998                        1       2        6,272          (50)     (257)    4,829                  10,797
Net income                                                                                              404  $   404            404
Other comprehensive income
   Foreign exchange translation adjustments                                                                      (13)           (13)
   Unrealized losses on investments                                                                               (6)            (6)
Other comprehensive income                                                          (19)                         (19)
Comprehensive income--1999                                                                                   $   385
Dividends declared--$0.80 per share                                                                    (270)                   (270)
Common stock plan activity                                             203                                                      203
Treasury stock activity                                                                      (156)                             (156)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1999                        1       2        6,475          (69)     (413)    4,963                  10,959
Net income                                                                                              141  $   141            141
Other comprehensive income
   Foreign exchange translation adjustments                                                                      (36)           (36)
   Unrealized losses on investments                                                                               (1)            (1)
Other comprehensive income                                                          (37)                         (37)
Comprehensive income--2000                                                                                   $   104
Dividends declared--$0.80 per share                                                                    (273)                   (273)
Common stock plan activity                                              17                                                       17
Treasury stock activity                                                (15)                    31                                16
-----------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000                  $     1 $     2  $     6,477     $   (106) $   (382) $  4,831             $    10,823
===================================================================================================================================

The accompanying notes are an integral part of the financial statements.

Raytheon Company Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

(In millions)                                                                 Years Ended December 31: 2000       1999       1998
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
        Income from continuing operations after accounting change                                   $   498    $   449    $ 1,019
        Adjustments to reconcile income from continuing operations after accounting change to net cash from operating activities, net of the effect of acquisitions and divestitures
                Depreciation and amortization                                                           694        699        734
                Net gain on sales of operating units and investments                                    (35)       (23)      (141)
                Decrease (increase) in accounts receivable                                              311       (277)       218
                Decrease (increase) in contracts in process                                              21       (377)      (920)
                Increase in inventories                                                                 (78)      (178)      (248)
                Decrease in deferred federal and foreign income taxes                                    14        350        816
                Decrease (increase) in prepaid expenses and other current assets                         38         16       (105)
                (Decrease) increase in advance payments                                                (114)       313        186
                (Decrease) increase in accounts payable                                                (167)      (372)       335
                Increase (decrease) in accrued salaries and wages                                        59       (153)        22
                Decrease in other accrued expenses                                                     (222)      (419)      (701)
                Other adjustments, net                                                                   41       (124)      (468)
---------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities from continuing operations                        1,060        (96)       747
Net cash (used in) provided by operating activities from discontinued operations                       (100)      (221)       247
---------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                                                     960       (317)       994
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities
        Sale of financing receivables                                                                   776      1,239      1,105
        Origination of financing receivables                                                           (969)    (1,438)    (1,339)
        Collection of financing receivables not sold                                                    101         83         60
        Expenditures for property, plant, and equipment                                                (431)      (524)      (468)
        Proceeds from sales of property, plant, and equipment                                            40        102        649
        Increase in other assets                                                                       (130)      (121)       (52)
        Proceeds from sales of operating units and investments                                          330        251        748
        Payment for purchase of acquired companies, net of cash received                                 --         --        (96)
---------------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by investing activities from continuing operations                         (283)      (408)       607
Net cash provided by investing activities from discontinued operations                                   70          9         10
---------------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by investing activities                                                    (213)      (399)       617
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities
        Dividends                                                                                      (272)      (269)      (271)
        (Decrease) increase in short-term debt                                                       (2,093)       771     (4,818)
        Increase in long-term debt                                                                    2,255         10      3,757
        Proceeds under common stock plans                                                                 4        164        103
        Purchase of treasury stock                                                                       --       (150)      (247)
---------------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities from continuing operations                         (106)       526     (1,476)
Net cash used in financing activities from discontinued operations                                       --         (1)       (10)
---------------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by financing activities                                                    (106)       525     (1,486)
---------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                                    641       (191)       125
Cash and cash equivalents at beginning of year                                                          230        421        296
---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                            $   871    $   230    $   421
---------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the financial statements.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Note A: Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Raytheon Company (the "Company") and all majority-owned domestic and foreign subsidiaries. All material intercompany transactions have been eliminated. The financial statements for all periods presented have been restated to reflect the disposition of Raytheon Engineers & Constructors (RE&C) as disclosed in Note B, Discontinued Operations. Certain prior year amounts have been reclassified to conform with the current year presentation.

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

     Revenue from sales of products and services into commercial markets are recognized at the time the products are shipped or the services are rendered.

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

Research and Development Expenses

Expenditures for company-sponsored research and development projects are expensed as incurred. Customer-sponsored research and development projects performed under contracts are accounted for as contract costs as the work is performed.

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

Goodwill

Goodwill is amortized using the straight-line method over its estimated useful life, principally 40 years.

Computer Software

Internal use computer software is stated at cost less accumulated amortization and is amortized using the straight-line method over its estimated useful life ranging from 4 to 10 years.

Impairment of Long-lived Assets

Upon indication of possible impairment, the Company evaluates the recoverability of long-lived assets by measuring the carrying amount of the assets against the related estimated undiscounted future cash flows. When an evaluation indicates that the future undiscounted cash flows are not sufficient to recover the carrying value of the asset, the asset is adjusted to its estimated fair value.

Investments

Investments, which are included in other assets, include equity ownership of 20 percent to 50 percent in affiliated companies and of less than 20 percent in other companies. Investments in affiliated companies are accounted for under the equity method, wherein the Company's share of earnings and income taxes applicable to the assumed distribution of such earnings are included in net income. Investments with readily determinable market prices are stated at fair value. Other investments are stated at cost.

Comprehensive Income

Comprehensive income and its components are presented in the statement of stockholders' equity. The unrealized losses on investments are shown net of tax benefits of $3 million in both 1999 and 1998. The pension adjustment is shown net of tax benefits of $6 million in 1998.

Translation of Foreign Currencies

Assets and liabilities of foreign subsidiaries are translated at current exchange rates and the effects of these translation adjustments are reported as a component of accumulated other comprehensive income in stockholders' equity. The net unrealized foreign exchange translation loss at December 31, 2000 and 1999, was $85 million and $49 million, respectively. Foreign exchange transaction gains and losses in 2000, 1999, and 1998 were not material.

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

Interest Rate and Foreign Currency Contracts

The Company meets its working capital requirements with a combination of variable rate short-term and fixed rate long-term financing. The Company enters into interest rate swap agreements or treasury rate locks with commercial and investment banks primarily to reduce the impact of changes in interest rates on financing arrangements. Settlement accounting is used for interest rate swap agreements and treasury rate locks. The Company also enters into foreign currency forward contracts with commercial banks to minimize fluctuations in the value of payments due to international vendors and the value of foreign currency denominated receipts. The hedges used by the Company are transaction driven and are directly related to a particular asset, liability, or firm commitment. Hedge accounting is used for foreign currency forward contracts with commercial banks. Unrealized gains and losses are classified in the same manner as the item being hedged and are recognized in income when the transaction is complete. Interest rate swap agreements, treasury rate locks, and foreign currency forward contracts are held to maturity. Cash flows are recognized in the statement of cash flows in the same category as the related item. The impact on the Company's financial position and results of operations from likely changes in foreign exchange rates and interest rates is not material due to the minimizing of risk through the hedging of transactions related to specific assets, liabilities, or firm commitments.

Fair Value of Financial Instruments

The carrying value of certain financial instruments, including cash, cash equivalents, and short-term debt approximates fair value due to their short maturities and varying interest rates. The carrying value of notes receivable approximates fair value based principally on the underlying interest rates and terms, maturities, collateral, and credit status of the receivables. The carrying value of investments with readily determinable market prices, other than those accounted for under the equity method, are based on quoted market prices which approximate fair value. Unrealized gains and losses on securities classified as available for sale are reported as a component of accumulated other comprehensive income in stockholders' equity. The net unrealized loss on securities classified as available for sale at December 31, 2000 and 1999, was $21 million and $20 million, respectively. The carrying value of long-term debt, which approximates fair value, is based on current rates offered to the Company for similar debt with the same remaining maturities.

Employee Stock Plans

Proceeds from the exercise of stock options under employee stock plans are credited to common stock at par value and the excess is credited to additional paid-in capital. There are no charges or credits to income for stock options. The fair value at the date of award of restricted stock is credited to common stock at par value and the excess is credited to additional paid-in capital. The fair value is charged to compensation expense over the vesting period. Income tax benefits arising from employees' premature disposition of stock option shares and exercise of nonqualified stock options are credited to additional paid-in capital. The pro forma net income and earnings per share effect of the fair value based method of accounting for employee stock options are disclosed in Note L, Employee Stock Plans.

Accounting Standards

In September 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125 (SFAS No. 140). This accounting standard, which carries over most of the provisions of FASB Statement No. 125, outlines the accounting and disclosure requirements for transfers and servicing of financial assets, among other guidance. The accounting provisions of SFAS No. 140 are effective for transfers and servicing of financial assets occurring after March 31, 2001. The standard contains specific guidelines to distinguish transfers of financial assets that are sales from transfers that are secured borrowings. The adoption of SFAS No. 140 is not expected to have a material effect on the Company's financial position or results of operations. The disclosure provisions of SFAS No. 140 were effective for fiscal years ending after December 15, 2000 and are included in Note H, Other Assets.

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

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). This accounting standard, which is effective for all fiscal quarters of fiscal years beginning after June 15, 2000, requires that all derivatives be recognized as either assets or liabilities at estimated fair value. In June 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133. This accounting standard amended the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and hedging activities. The January 1, 2001 adoption of SFAS No. 133, as amended, is not expected to have a material effect on the Company's financial position or results of operations.

Risks and Uncertainties

The Company is engaged in supplying defense-related equipment to the government and is subject to certain business risks peculiar to that industry. Sales to the government may be affected by changes in procurement policies, budget considerations, changing concepts of national defense, political developments abroad, and other factors.

     The Company also leverages its defense technologies in commercial markets. Risks inherent in the commercial marketplace include development of competing products, technological feasibility, market acceptance, and product obsolescence.

     The highly competitive market for business and special mission aircraft is also subject to certain business risks. These risks include timely development and certification of new product offerings, the current state of the general aviation and commuter aircraft markets, and government regulations affecting commuter aircraft.

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

Note B: Discontinued Operations

In 2000, the Company sold RE&C for $73 million in cash, net to Washington Group International, Inc. (WGI), formerly known as Morrison Knudsen. The Company also retained approximately $30 million of cash on the balance sheet of RE&C at closing. The Company retained the responsibility for performance of four large, fixed price international turnkey projects that are close to completion, partially indemnified the buyer on the completion of one other existing project, and retained certain significant assets and liabilities, including certain letters of credit, performance bonds, and parent guarantees outstanding at the time of sale. The Company originally recorded a loss on disposal of discontinued operations of $270 million pretax, or $191 million after-tax which included a gain on curtailment of the RE&C pension plans of $35 million. The Company subsequently increased the loss on disposal of discontinued operations to a total of $415 million pretax, or $287 million after-tax, due in part to the recognition of additional losses on the retained projects. The sale of RE&C is subject to a purchase price adjustment based upon an April 30, 2000 cut-off date balance sheet that has not yet been completed. The Company does not believe a material purchase price adjustment will be required.

On March 2, 2001, WGI announced that they faced severe near-term liquidity problems and discussed, among other alternatives, a potential bankruptcy filing. In the event of a bankruptcy filing by WGI or one or more of its subsidiaries, the beneficiaries of the Company's guarantees and other support agreements may seek recourse under those agreements. See Note K, Commitments and Contingencies, for additional information. The Company has significant guarantees and support agreements related to twelve ongoing WGI projects. In the event of a bankruptcy filing and non-performance by WGI or one or more of its subsidiaries on these projects, based in part on information provided by WGI, the Company's preliminary estimate of the potential range of exposure is $0 to $450 million over several years, due in large part to the timing of receipts vs. disbursements on these projects. Based on the information available to date, the Company believes that no amount in the range is more likely than any other, therefore, no liability related to this exposure has been recorded. In addition, a bankruptcy filing by WGI may impact the collectibility of certain retained assets, which are carried at a net realizable value of $136 million.

The summary of operating results from discontinued operations is as follows:

(In millions)                                    2000       1999       1998
----------------------------------------------------------------------------
Net sales                                      $ 1,426    $ 2,640    $ 2,055
Operating expenses                               1,515      2,705      2,308
----------------------------------------------------------------------------
Operating loss                                     (89)       (65)      (253)
Other expense, net                                   9          5         17
----------------------------------------------------------------------------
Loss before taxes                                  (98)       (70)      (270)
Federal and foreign income tax benefit             (28)       (25)       (95)
----------------------------------------------------------------------------
Loss from discontinued operations              $   (70)   $   (45)   $  (175)
============================================================================

Net assets from discontinued operations consisted of the following at December
31:

(In millions)                                               2000       1999
----------------------------------------------------------------------------
Current assets                                            $   164    $   902
Noncurrent assets                                              --        492
Current liabilities                                          (150)      (753)
Noncurrent liabilities                                         --        (68)
----------------------------------------------------------------------------
Total                                                     $    14    $   573
============================================================================

Note C: Acquisitions and Divestitures

In 2000, the Company sold its flight simulation business for $160 million, its optical systems business for $153 million, and other non-core business operations for $17 million. The net gain resulting from these dispositions was $35 million. The Company is currently involved in a dispute related to the sale of its flight simulation business.

     In 1999, the Company sold its Cedarapids, Inc. subsidiary for $170 million, other non-core business operations for $49 million in cash and $3 million in securities, and securities received as partial payment for previously divested businesses for $32 million. The net gain resulting from these dispositions was $23 million.

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

                                                         Admin.
                                  Net        Cost   and Selling    Other
(In millions)                     Sales  of Sales      Expenses  Expense  Total
--------------------------------------------------------------------------------
Restructuring charges                        $128            $9            $137
Favorable adjustments to
        restructuring-related
        reserves                              (65)                          (65)
Special charges
        Iridium LLC                  $15        6                    $14     35
        Korean business venture                33                            33
        Exit PRT business                       6                             6
--------------------------------------------------------------------------------
Total                                $15     $108            $9      $14   $146
================================================================================

In 1998, the Company recorded special charges of $167 million which were included in administrative and selling expenses.

Exit Costs and Restructuring Charges

The Company acquired Texas Instruments' defense business (TI Defense) on July 11, 1997, merged with the defense business of Hughes Electronics Corporation (Hughes Defense) on December 17, 1997, and created Raytheon Systems Company
(RSC) in December 1997. In conjunction with the formation of RSC, the Company recorded a $220 million restructuring charge, which is included in cost of sales, to reduce the then newly formed RSC workforce by 12,800 employees and reduce space by approximately 11 million square feet at 34 facilities through sales, subleases, and lease terminations. In connection with these actions, the Company also accrued $584 million as liabilities assumed in connection with the acquisition of TI Defense and the merger with Hughes Defense and recorded this amount as an increase to goodwill. The principal actions involved the consolidation of missile and other electronics systems' manufacturing and engineering, as well as the consolidation of certain component manufacturing into Centers of Excellence.

     In 1998, the estimated number of employee terminations increased by approximately 1,200 employees, primarily comprised of manufacturing employees, however, the actual cost of termination per employee was lower than the original estimate. As a result of these changes in estimate, the total cost of employee severance decreased by $37 million. The Company also determined that facilities exit costs would be lower than the original estimate by $30 million because many of the facility actions were progressing ahead of the original schedule, reducing the amount of rent and occupancy costs, and costs to return certain facilities to the required condition were less than originally planned. Also in 1998, the Company committed to close two additional facilities and further reduce employment by approximately 1,400 positions. The total program cost of the actions was estimated at $67 million, comprised of $14 million of severance and other employee-related costs and $53 million of facility closure and related costs.

     The Company recorded a $102 million restructuring charge in the third quarter of 1999, of which $93 million was included in cost of sales and $9 million was included in administrative and selling expenses, to further reduce the workforce by 2,200 employees and vacate and dispose of an additional 2.7 million square feet of facility space, primarily at the Company's defense electronics businesses. Employee-related exit costs of $55 million include severance and other termination benefit costs for manufacturing, engineering, and administrative employees. Facility-related exit costs of $47 million include the costs for lease termination, building closure and disposal, and equipment disposition. The Company also recorded a $35 million restructuring charge in the third quarter of 1999, which was included in cost of sales, for higher than originally estimated exit costs related to the TI Defense and Hughes Defense actions. The estimate for employee-related exit costs increased by $27 million for higher than planned severance and other termination benefit costs. The estimate for facility-related exit costs increased by $8 million for additional lease termination costs expected to be incurred. The Company also accrued $12 million of exit costs as liabilities assumed in connection with a minor acquisition in 1999 and recorded this amount as an increase to goodwill.

     In the fourth quarter of 1999, the Company determined that the cost of the restructuring initiatives would be $65 million lower than originally planned and recorded a favorable adjustment to the original $220 million restructuring charge, which was included in cost of sales. The reduction in the estimated costs related to lower than anticipated costs for severance and facilities. The primary reasons for the reduction in severance costs included a shift in the composition of severed employees, higher attrition resulting in the need for fewer severed employees, and more employees transferring to other locations within the Company. The estimated costs related to facilities were lower than anticipated due to the identification of alternative uses for assets originally identified for disposition, lower de-installation costs, and more rapid exit from facilities.

     In 2000, the Company determined that the cost of the restructuring initiatives would be lower than originally planned and recorded a $74 million favorable adjustment to cost of sales and a $12 million reduction to goodwill. The estimate for employee-related exit costs decreased by $45 million due to lower than anticipated costs for severance as a result of higher employee attrition and transfers within the Company during the year. The estimate for facility-related exit costs decreased by $41 million due to more rapid exit from facilities, including two facilities sold during 2000 in connection with the divestiture of non-core business operations, and the identification of alternative uses for facilities originally identified for disposition. Also during 2000, the Company recorded an $8 million restructuring charge, which is included in cost of sales, in connection with a workforce reduction primarily at a foreign location.

     The restructuring and exit costs discussed above originally provided for severance and related benefits for approximately 17,600 employees and costs to vacate and dispose of approximately 14 million square feet of facility space. The Company is exiting facility space and terminating employees made redundant as a result of the acquisition of TI Defense and the merger with Hughes Defense and the subsequent reorganization of RSC. There were no major activities that will not be continued as a result of these actions. Employee-related exit costs include severance and other termination benefit costs for employees in various functional areas including manufacturing, engineering, and administration. Facility-related exit costs include the costs for lease termination, building closure and disposal, and equipment disposition. Exit costs accrued in connection with the acquisition of TI Defense and the merger with Hughes Defense also include employee relocation and program moves. Owned facilities that will be vacated in connection with the restructuring activities will be sold. The Company will terminate leases or sublease space for non-owned facilities vacated in connection with restructuring. The Company essentially completed all restructuring actions during 2000. While these actions are intended to improve the Company's competitive position, there can be no assurances as to their ultimate success or that additional restructuring actions will not be required.

Exit Costs
----------------------------------------------------------------------------------
(In millions except employee data)                     2000      1999       1998
----------------------------------------------------------------------------------
Accrued liability at beginning of year               $   144    $   399    $   300
----------------------------------------------------------------------------------
Charges and liabilities accrued
        Severance and other employee-related costs        --         33         58
        Facility closure and related costs                --         14        226
----------------------------------------------------------------------------------
                                                          --         47        284
----------------------------------------------------------------------------------
Change in estimate
        Severance and other employee-related costs        (7)        --         --
        Facility closure and related costs                (5)        --         --
----------------------------------------------------------------------------------
                                                         (12)        --         --
----------------------------------------------------------------------------------
Costs incurred
        Severance and other employee-related costs        62        130         51
        Facility closure and related costs                29        172        134
----------------------------------------------------------------------------------
                                                          91        302        185
----------------------------------------------------------------------------------
Accrued liability at end of year                     $    41    $   144    $   399
----------------------------------------------------------------------------------
Cash expenditures                                    $    91    $   302    $   178
Number of employee terminations due to
        restructuring actions                            900      3,300      3,600
Number of square feet exited due to
        restructuring actions                            1.6        4.6        2.4
----------------------------------------------------------------------------------

Restructuring
----------------------------------------------------------------------------------
(In millions except employee data)                      2000       1999       1998
----------------------------------------------------------------------------------
Accrued liability at beginning of year               $   130    $   164    $   220
----------------------------------------------------------------------------------
Charges and liabilities accrued
        Severance and other employee-related costs         8         55         14
        Facility closure and related costs                --         47         53
----------------------------------------------------------------------------------
                                                           8        102         67
----------------------------------------------------------------------------------
Changes in estimate
        Severance and other employee-related costs       (38)       (20)       (37)
        Facility closure and related costs               (36)       (45)       (30)
----------------------------------------------------------------------------------
                                                         (74)       (65)       (67)
----------------------------------------------------------------------------------
Costs incurred
        Severance and other employee-related costs        16         36         53
        Facility closure and related costs                11         35          3
----------------------------------------------------------------------------------
                                                          27         71         56
----------------------------------------------------------------------------------
Accrued liability at end of year                     $    37    $   130    $   164
----------------------------------------------------------------------------------
Cash expenditures                                    $    27    $    71    $    56
Number of employee terminations due to
        restructuring actions                            700      1,000      3,000
Number of square feet exited due to
        restructuring actions                            1.2        1.6        0.9
----------------------------------------------------------------------------------

In addition to the $118 million, $373 million, and $241 million of restructuring and exit costs incurred in 2000, 1999, and 1998, respectively, the Company also incurred $131 million, $265 million, and $56 million of capital expenditures and period expenses in 2000, 1999, and 1998, respectively, related to restructuring and consolidation activities. Note N, Business Segment Reporting, contains additional disclosures related to restructuring and exit costs and activities by segment.

     The cumulative number of employee terminations due to restructuring actions for exit costs and restructuring was 7,800 and 4,700, respectively. The cumulative number of square feet exited due to restructuring actions for exit costs and restructuring was 8.6 million and 3.7 million, respectively.


Special Charges

In 1999, the Company recorded a $35 million special charge to write down its minority investment and receivables related to Iridium LLC, which filed for Chapter 11 bankruptcy protection from creditors on August 13, 1999. The Company also recorded an additional $33 million special charge to further write down inventory and receivables related to a Korean business venture and a $6 million special charge to exit the personal rapid transit (PRT) business, including the costs to dispose of a test track. At December 31, 2000, the remaining assets related to the Korean business venture consisted of a $5 million receivable.

     In 1998, the Company recorded a $125 million special charge to exit a line of business, which included writing off its investment in a Korean business venture. The Company's partner in this business venture filed for company reorganization, the Korean equivalent of Chapter 11 bankruptcy protection from creditors, therefore the Company does not expect to realize any future benefits from its remaining partnership interest in this business venture. Additionally, any remaining exposure related to the operations of the business venture is not expected to have a material adverse effect on the Company's financial position or results of operations. The Company also recorded a $42 million special charge to write down the assets of two operations that the Company had decided to sell to estimated fair value of approximately $125 million. One sale was completed during 1998 and the other during 1999. The operating results, which were not material, were included in the Company's results of operations through the date of sale.

Note E: Contracts in Process

Contracts in process consisted of the following at December 31, 2000:

(In millions)                                Cost Type   Fixed Price     Total
--------------------------------------------------------------------------------
U.S. government end-use contracts
        Billed                                 $   293      $    540    $   833
        Unbilled                                 1,007         3,604      4,611
        Less progress payments                      (6)       (1,957)    (1,963)
--------------------------------------------------------------------------------
                                                 1,294         2,187      3,481
--------------------------------------------------------------------------------
Other customers
        Billed                                      22           360        382
        Unbilled                                    24         1,205      1,229
        Less progress payments                      --        (1,031)    (1,031)
--------------------------------------------------------------------------------
                                                    46           534        580
--------------------------------------------------------------------------------
Total                                          $ 1,340      $  2,721    $ 4,061
================================================================================

Contracts in process consisted of the following at December 31, 1999:

(In millions)                                Cost Type   Fixed Price      Total
--------------------------------------------------------------------------------
U.S. government end-use contracts
        Billed                                 $   390      $    185    $   575
        Unbilled                                   958         3,930      4,888
        Less progress payments                      (3)       (1,869)    (1,872)
--------------------------------------------------------------------------------
                                                 1,345         2,246      3,591
--------------------------------------------------------------------------------
Other customers

        Billed                                      18           450        468
        Unbilled                                    14         1,094      1,108
        Less progress payments                      --          (819)      (819)
--------------------------------------------------------------------------------
                                                    32           725        757
--------------------------------------------------------------------------------
Total                                          $ 1,377      $  2,971    $ 4,348
================================================================================

     The U.S. government has title to the costs incurred underlying unbilled amounts on contracts that provide for progress payments. Unbilled amounts are primarily recorded on the percentage of completion method and are recoverable from the customer upon shipment of the product, presentation of billings, or completion of the contract.

     Billed and unbilled contracts in process include retentions arising from contractual provisions. At December 31, 2000, retentions amounted to $58 million and are anticipated to be collected as follows: 2001--$49 million, 2002--$3 million, and the balance thereafter.

Note F: Inventories

Inventories consisted of the following at December 31:

(In millions)                                                   2000       1999
--------------------------------------------------------------------------------
Finished goods                                               $   327    $   280
Work in process                                                1,191      1,322
Materials and purchased parts                                    529        510
Excess of current cost over LIFO values                         (135)      (140)
--------------------------------------------------------------------------------
                                                               1,912      1,972
Less progress payments                                            (4)       (22)
--------------------------------------------------------------------------------
Total                                                        $ 1,908    $ 1,950
================================================================================

The gross value of inventory maintained on a last-in, first-out (LIFO) basis was $1,082 million and $1,009 million at December 31, 2000 and 1999, respectively. The value of inventory maintained on a first-in, first-out or average cost basis was $965 million and $1,103 million at December 31, 2000 and 1999, respectively. During 2000, 1999, and 1998, the liquidation of certain LIFO layers decreased cost of sales by $5 million, $8 million, and $6 million, respectively.


Note G: Property, Plant, and Equipment

Property, plant, and equipment consisted of the following at December 31:

(In millions)                                                   2000       1999
--------------------------------------------------------------------------------
Land                                                         $    75    $    74
Buildings and leasehold improvements                           1,920      1,887
Machinery and equipment                                        2,522      2,297
Equipment leased to others                                       388        312
--------------------------------------------------------------------------------
                                                               4,905      4,570
Less accumulated depreciation and amortization                (2,414)    (2,183)
--------------------------------------------------------------------------------
Total                                                        $ 2,491    $ 2,387
================================================================================

Depreciation expense was $276 million, $283 million, and $367 million in 2000, 1999, and 1998, respectively. Accumulated depreciation of equipment leased to others was $21 million and $19 million at December 31, 2000 and 1999, respectively. Future minimum lease payments from non-cancelable aircraft operating leases, which extend to 2014, amounted to $127 million.

At December 31, 2000, these payments were due as follows:
--------------------------------------------------------------------------------
(In millions)                                                   2001    $    23
                                                                2002         20
                                                                2003         15
                                                                2004         12
                                                                2005          9
                                                          Thereafter         48
--------------------------------------------------------------------------------

Note H: Other Assets
Other assets consisted of the following at December 31:

(In millions)                                                   2000       1999
--------------------------------------------------------------------------------
Computer software                                            $   245     $  158
Investments                                                      217        202
Long-term receivables
        Due from customers in installments to 2015               197        274
        Sales-type leases, due in installments to 2015            41         17
        Other, principally due through 2008                       12         22
Prepaid pension and other noncurrent assets                    2,280      2,031
--------------------------------------------------------------------------------
Total                                                        $ 2,992     $2,704
================================================================================

The Company capitalizes certain costs incurred in connection with the purchase and development of internal use computer software. The Company capitalized $111 million, $110 million, and $50 million of computer software during 2000, 1999, and 1998, respectively.

     The Company provides long-term financing, principally to its aircraft customers. Long-term receivables include commuter airline receivables of $115 million and $68 million at December 31, 2000 and 1999, respectively.

     The Company sells receivables, including short-term government receivables and general aviation and commuter aircraft long-term receivables, to a bank syndicate and other financial institutions. The banks have a first priority claim on all proceeds, including the underlying equipment and any insurance proceeds, and have recourse against the Company, at varying percentages, depending upon the character of the receivables sold. For the general aviation and commuter aircraft long-term receivables, the underlying aircraft serve as collateral for the aircraft receivables, and the future resale value of the aircraft is an important consideration in the transaction. Based on experience to date with resale activities and pricing and the Company's plan to continue production into the foreseeable future, the Company believes that any liability arising from these transactions will not have a material effect on the Company's financial position, or results of operations.

     When the Company sells receivables, it retains interest-only strips and servicing rights (retained interests). Any gain or loss on the sale of receivables depends, in part, on the carrying amount of the receivables sold allocated between the receivables and the retained interests, based on their relative fair value at the date of sale, and is recognized in the period in which the sale occurs. The retained interests, which are not material, include interest-only strips, servicing rights, and subordinated certificates and are recorded at estimated fair value. The Company estimates fair value based on the present value of expected future cash flows using the Company's best estimates of the key assumptions commensurate with the risks involved including credit losses, prepayment timing, forward yield curves, and discount rates. The bank syndicate and other financial institutions have recourse against the Company for failure of debtors to pay when due. The Company's retained interests are subject to credit, prepayment, and interest rate risks on the receivables sold.

     In connection with the sale of receivables, Raytheon Receivables, Inc. and Raytheon Aircraft Receivables Corporation, special purpose entities, continued in existence at December 31, 2000. The Company sells receivables through these special purpose entities and receives a servicing fee which is recognized as collected over the remaining term of the related receivables sold. No material gain or loss resulted from the sales of receivables in 2000, 1999, or 1998. The outstanding balance of receivables sold to banks or financial institutions was $1,780 million and $2,828 million at December 31, 2000 and 1999, respectively.

Note I: Notes Payable and Long-term Debt
Debt consisted of the following at December 31:

(In millions)                                                   2000       1999
--------------------------------------------------------------------------------
Notes payable at a weighted average interest
  rate of 5.90% for 2000 and 6.03% for 1999                  $    26    $ 1,422
Commercial paper at a weighted average interest
  rate of 6.53% for 1999                                          --        173
Current portion of long-term debt                                851        876
--------------------------------------------------------------------------------
Notes payable and current portion of long-term debt              877      2,471
--------------------------------------------------------------------------------
Notes due 2000, 6.30%, not redeemable prior to maturity           --        500
Notes due 2001, 5.95%, not redeemable prior to maturity          500        499
Notes due 2001, floating rate, 7.09%, not redeemable prior
  to maturity                                                    350         --
Notes due 2002, 6.45%, not redeemable prior to maturity          991        986
Notes due 2002, floating rate, 7.37%, not redeemable prior
  to maturity                                                    200         --
Notes due 2003, 5.70%, not redeemable prior to maturity          398        398
Notes due 2003, 7.90%, not redeemable prior to maturity          797         --
Notes due 2005, 6.30%, not redeemable prior to maturity          448        447
Notes due 2005, 6.50%, not redeemable prior to maturity          740        737
Notes due 2006, 8.20%, redeemable at any time                    845         --
Notes due 2007, 6.75%, redeemable at any time                    970        966
Notes due 2008, 6.15%, redeemable at any time                    745        744
Notes due 2010, 6.00%, redeemable at any time                    249        249
Notes due 2010, 6.55%, redeemable at any time                    298        298
Notes due 2010, 8.30%, redeemable at any time                    397         --
Debentures due 2018, 6.40%, redeemable at any time               544        543
Debentures due 2018, 6.75%, redeemable at any time               346        346
Debentures due 2025, 7.375%, redeemable after 2005               364        363
Debentures due 2027, 7.20%, redeemable at any time               467        466
Debentures due 2028, 7.00%, redeemable at any time               248        248
Commercial paper backed by five year fixed for
  variable interest rate swap at 6.40%                            --        375
Other notes with varying interest rates                            8          9
Less installments due within one year                           (851)      (876)
--------------------------------------------------------------------------------
Long-term debt                                                 9,054      7,298
--------------------------------------------------------------------------------
Total                                                        $ 9,931    $ 9,769
================================================================================

In 2000, the Company issued $2.25 billion of long-term debt to repay outstanding short-term debt, extending the maturity of the Company's debt obligations. The Company has on file a shelf registration with the Securities and Exchange Commission registering the issuance of up to $3.0 billion in debt and/or equity securities. In 2000, the Company issued $350 million of floating rate notes due in 2001 under this registration statement to partially refinance $500 million of long-term debt that matured in 2000.

     The Company issued $3.8 billion of long-term debt in 1998 to refinance a portion of the debt associated with the acquisition of TI Defense and the merger with Hughes Defense and to take advantage of favorable long-term interest rates in order to reduce short-term borrowings.

     Commercial paper in the amount of $375 million was classified as current portion of long-term debt at December 31, 1999 due to Company borrowings of that amount which were supported by a five-year Syndicated Bank Credit Agreement combined with a five-year fixed for variable interest rate swap which matured in 2000.

The aggregate amounts of installments due on long-term debt for the next five years are:
--------------------------------------------------------------------------------
(In millions)                                                 2001    $     851
                                                              2002        1,202
                                                              2003        1,203
                                                              2004           --
                                                              2005        1,200
--------------------------------------------------------------------------------

Lines of credit with certain commercial banks exist primarily as standby facilities to support the issuance of commercial paper by the Company. These lines of credit bear interest based upon LIBOR and mature in 2002. The lines of credit were $3.0 billion and $4.1 billion at December 31, 2000 and 1999, respectively. There were no borrowings outstanding under these lines of credit at December 31, 2000 versus $1.4 billion outstanding at December 31, 1999. Credit lines or commitments with banks were maintained by subsidiary companies amounting to $147 million and $130 million at December 31, 2000 and 1999, respectively. Compensating balance arrangements are not material.

The principal amounts of long-term debt were reduced by debt issue discounts and interest rate hedging costs of $87 million and $105 million, respectively, on the date of issuance, and are reflected as follows at December 31:

(In millions)                                               2000           1999
--------------------------------------------------------------------------------
Principal                                               $ 10,033       $  8,309
Unamortized issue discounts                                  (60)           (57)
Unamortized interest rate hedging costs                      (68)           (78)
Installments due within one year                            (851)          (876)
--------------------------------------------------------------------------------
Long-term debt                                          $  9,054       $  7,298
================================================================================

The Company's most restrictive bank agreement covenant is an interest coverage ratio that currently requires earnings before interest, taxes, depreciation, and amortization (EBITDA) to be at least 2.5 times net interest expense for the prior four quarters. Total cash paid for interest was $703 million, $700 million, and $762 million in 2000, 1999, and 1998, respectively.

Note J: Federal and Foreign Income Taxes

Income reported for federal and foreign tax purposes differs from pretax accounting income due to variations between Internal Revenue Code requirements and the Company's accounting practices.

The provisions for federal and foreign income taxes consisted of the following:

(In millions)                                        2000       1999       1998
--------------------------------------------------------------------------------
Current income tax expense
  Federal                                           $  71      $  53      $ 145
  Foreign                                               9          6          7
Deferred income tax expense (benefit)
  Federal                                             277        314        545
  Foreign                                              22         23         (9)
--------------------------------------------------------------------------------
Total                                               $ 379      $ 396      $ 688
================================================================================

The provision for income taxes differs from the U.S. statutory rate due to the following:

                                                    2000        1999       1998
--------------------------------------------------------------------------------
Tax at statutory rate                               35.0%       35.0%      35.0%
Goodwill amortization                               11.5        11.1        6.6
Foreign sales corporation tax benefit               (3.1)       (2.4)      (1.0)
Research and development tax credit                 (0.9)       (0.6)      (0.3)
Other, net                                           0.7         1.0         --
--------------------------------------------------------------------------------
Total                                               43.2%       44.1%      40.3%
================================================================================

In 2000, 1999, and 1998, domestic income before taxes amounted to $788 million, $816 million, and $1,671 million, respectively, and foreign income before taxes amounted to $89 million, $82 million, and $36 million, respectively. Cash refunds (payments) were $22 million, $(102) million, and $16 million in 2000, 1999, and 1998, respectively.

Deferred federal and foreign income taxes consisted of the following at December 31:

(In millions)                                                   2000       1999
--------------------------------------------------------------------------------
Current deferred tax assets (liabilities)
   Contracts in process                                        $ 142      $ 198
   Inventories                                                    80         80
   Accrued salaries and wages                                    137        119
   Other accrued expenses                                        117        274
   Other                                                          --       (181)
--------------------------------------------------------------------------------
Deferred federal and foreign income taxes--current             $ 476      $ 490
================================================================================
Noncurrent deferred tax (liabilities) assets
   Prepaid pension                                             $(627)     $(525)
   Depreciation and amortization                                (418)      (348)
   Revenue on leases                                            (124)      (101)
   Accrued retiree benefits                                      323        331
   Foreign tax credit carryforwards                               34         --
   Other                                                          39        155
--------------------------------------------------------------------------------
Deferred federal and foreign income taxes--noncurrent          $(773)     $(488)
================================================================================

There were $25 million and $20 million of taxes refundable included in prepaid expenses and other current assets at December 31, 2000 and 1999, respectively. The foreign tax credit carryforwards expire in 2005.

Note K: Commitments and Contingencies

At December 31, 2000, the Company had commitments under long-term leases requiring approximate annual rentals on a net lease basis as follows:
--------------------------------------------------------------------------------
(In millions)                                                   2001      $ 342
                                                                2002        278
                                                                2003        358
                                                                2004        147
                                                                2005        131
                                                          Thereafter        503
--------------------------------------------------------------------------------

In 1998, the Company entered into a $490 million property sale and five-year operating lease facility. Remaining lease payments under the lease facility, which are included in the table above, approximate $74 million in 2001, $61 million in 2002, and $201 million in 2003. Rent expense in 2000, 1999, and 1998 was $292 million, $358 million, and $223 million, respectively. In 1999, the Company entered into an agreement to outsource a significant portion of its information technology function for a minimum of approximately $65 million per year.

     Defense contractors are subject to many levels of audit and investigation. Among agencies that oversee contract performance are the Defense Contract Audit Agency, the Inspector General, the Defense Criminal Investigative Service, the General Accounting Office, the Department of Justice, and Congressional Committees. Over recent years, the Department of Justice has convened grand juries from time to time to investigate possible irregularities by the Company in government contracting. Such investigations, except as noted in the following paragraph, individually and in the aggregate, are not expected to have a material adverse effect on the Company's financial position or results of operations.

     The U.S. Customs Service has concluded its investigation of the contemplated sale by the Company of troposcatter radio equipment to a customer in Pakistan. The Company has produced documents in response to grand jury subpoenas and grand jury appearances have taken place. The Company has cooperated fully with the investigation. The government has not reached a final decision with respect to this matter. An adverse decision in this matter could have a material adverse effect on the Company's financial position and results of operations.

     The Company self-insures for losses and expenses for aircraft product liability up to a maximum of $10 million per occurrence and $50 million annually. Insurance is purchased from third parties to cover excess aggregate liability exposure from $50 million to $1.2 billion. This coverage also includes the excess of liability over $10 million per occurrence. The aircraft product liability reserve was $23 million and $24 million at December 31, 2000 and 1999, respectively.

     The Company is involved in various stages of environmental investigation and clean-up related to remediation of various sites. All appropriate costs expected to be incurred in connection therewith, on a discounted basis, have been accrued at December 31, 2000. Due to the complexity of environmental laws and regulations, the varying costs and effectiveness of alternative clean-up methods and technologies, the uncertainty of insurance coverage, and the unresolved extent of the Company's responsibility, it is difficult to determine the ultimate outcome of these matters, however, any additional liability is not expected to have a material adverse effect on the Company's financial position or results of operations after giving effect to provisions previously recorded.

     The Company has banks and insurance companies issue, on its behalf, letters of credit to meet various bid, performance, warranty, retention, and advance payment obligations. Approximately $1,330 million and $1,346 million of these contingent obligations were outstanding at December 31, 2000 and 1999, respectively. Of these contingent obligations, $297 million related to RE&C at December 31, 2000. These instruments expire on various dates through 2006. In the normal course of operations, the Company guarantees the performance of its subsidiaries on certain contracts and projects directly or through surety companies. A total of $1,912 million of guarantees and surety bonds related to RE&C remained outstanding at December 31, 2000, however, additional guarantees of project performance for which there is no

Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

stated value also remained outstanding on five large fixed price turnkey projects sold to WGI, three of which are in the early stages of completion. See Note B, Discontinued Operations, for additional disclosures related to RE&C contingent obligations.

     The Company has guaranteed the borrowings of several affiliated entities. The amount of borrowings outstanding at December 31, 2000 and 1999, for which the Company was guarantor, was approximately $251 million and $135 million, respectively.

     During October and November 1999, the Company and two of its officers were named as defendants in class action lawsuits. In June 2000, four additional former or present officers were named as defendants. The complaints principally allege that the defendants violated federal securities laws by making false and misleading statements and by failing to disclose material information concerning the Company's financial performance, thereby causing the value of the Company's stock to be artificially inflated. In September 2000, the Company and the individual defendants filed a motion to dismiss, which the plaintifs opposed. The Company was also named as a nominal defendant and all of its directors at the time (except one) were named as defendants in derivative lawsuits. The derivative complaints contain allegations similar to those included in the above complaints and further allege that the defendants breached fiduciary duties to the Company and allegedly failed to exercise due care and diligence in the management and administration of the affairs of the Company. Although the Company believes that it and the other defendants have meritorious defenses to the claims made in both the derivative complaints and the other complaints and intends to contest the lawsuits vigorously, an adverse resolution of the lawsuits could have a material adverse affect on the Company's financial position and results of operations in the period in which the lawsuits are resolved. The Company is not presently able to reasonably estimate potential losses, if any, related to the lawsuits.

     The Company merged with Hughes Defense in December 1997. Pursuant to the terms of the Master Separation Agreement (the "Separation Agreement"), which requires an adjustment based on net assets, the final purchase price for Hughes Defense has not been determined. Based on the terms and conditions of the Separation Agreement, the Company believes that it is entitled to a reduction in the purchase price, a position that Hughes Electronics disputes. Although the Company and Hughes Electronics have been engaged in discussions in an attempt to resolve this dispute, it now appears as though a negotiated settlement is not likely in the foreseeable future based on the current position of the parties. The only alternative to a negotiated settlement is binding arbitration, as provided in the Separation Agreement. Concurrent with the negotiations, the parties are in the process of selecting a neutral arbitrator. While the Company expects a reduction in purchase price from the original terms of the agreement, the amount, timing, and effect on the Company's financial position are uncertain. As a result of this uncertainty, no amounts have been recorded in the financial statements related to this expected reduction in purchase price. Any payment received from Hughes Electronics as a result of a reduction in purchase price will result in a corresponding reduction in goodwill and not be reflected in the income statement unless the reduction in goodwill results in lower amortization in future periods.

     In March 2000, the Company and Hughes Electronics participated unsuccessfully in a voluntary mediation pursuant to the alternative dispute resolution process set forth in the Separation Agreement in connection with a separate claim against Hughes Electronics concerning the accuracy and completeness of disclosures made by Hughes Electronics to the Company prior to the merger. The Company and Hughes Electronics have selected arbitrators to resolve the claim through binding arbitration pursuant to the Separation Agreement. The arbitration is scheduled for May 2001.

     In November 1999, the Company filed a complaint against Towers, Perrin, Forster & Crosby (TPF&C). The complaint arises out of a series of events concerning certain Hughes Electronics pension plans (the "Hughes Plans"), portions of which were acquired by the Company in connection with the merger with Hughes Defense. Specifically, the complaint alleges that the Company was damaged by false representations made to the Company by TPF&C regarding the amount of surplus in the Hughes Plans and errors made by TPF&C in providing administrative services to the Hughes Plans. The complaint seeks damages in an amount to be determined at trial. The Company has also alleged a claim against Hughes Electronics pursuant to the terms of the Separation Agreement seeking to recover costs incurred by the Company resulting from errors in the administration of the Hughes Plans which Hughes Electronics failed to disclose to the Company, prior to the merger.

     In addition, various claims and legal proceedings generally incidental to the normal course of business are pending or threatened against the Company. While the ultimate liability from these proceedings is presently indeterminable, any additional liability is not expected to have a material adverse effect on the Company's financial position or results of operations after giving effect to provisions already recorded.

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

     All stock options generally may be exercised in their entirety from 1 to 6 years after the date of grant. Incentive stock options terminate 10 years from the date of grant, and those stock options granted after December 31, 1986 become exercisable to a maximum of $100,000 per year. Nonqualified stock options terminate 11 years from the date of grant, or 10 years and a day if issued under the 1995 Stock Option Plan.

     The 1991 Stock Plan also provides for the award of restricted stock and restricted units. The 1997 Nonemployee Directors Restricted Stock Plan provides for the award of restricted stock to nonemployee directors. Restricted stock and restricted unit awards are determined by the Management Development and Compensation Committee of the Board of Directors and are compensatory in nature. Restricted stock and restricted unit awards vest over a specified period of time of not less than one year and not more than 10 years. Restricted stock awards entitle the participant to full dividend and voting rights. Unvested shares are restricted as to disposition and subject to forfeiture under certain circumstances. Compensation expense is recognized over the vesting period.

     No further grants are allowed under the 1991 Stock Plan, 1995 Stock Option Plan, and 1997 Nonemployee Directors Restricted Stock Plan after March 26, 2001, March 21, 2005, and November 25, 2006, respectively.

     Awards of 1,152,800, 849,900, and 541,100 shares of restricted stock and restricted units were made to employees and directors at a weighted average fair value at the grant date of $21.21, $45.68, and $57.21 in 2000, 1999, and 1998, respectively. The required conditions for 140,900, 72,600, and 85,500 shares of restricted stock and restricted units were satisfied during 2000, 1999, and 1998, respectively. There were 2,062,600, 1,336,600, and 834,900 shares of restricted stock and restricted units outstanding at December 31, 2000, 1999, and 1998, respectively. The amount of compensation expense recorded was $17 million, $16 million, and $15 million in 2000, 1999, and 1998, respectively. The balance of unearned compensation was $30 million and $29 million at December 31, 2000 and 1999, respectively.

     The 1976 Stock Option Plan, 1991 Stock Plan, 1995 Stock Option Plan, and 1997 Nonemployee Directors Restricted Stock Plan utilize the Company's Class B common stock. There were 49.2 million, 51.0 million, and 53.7 million additional shares of common stock (including shares held in treasury) authorized for stock options and restricted stock awards at December 31, 2000, 1999, and 1998, respectively.

Stock option information for 2000, 1999, and 1998 follows:

                                                              Weighted Average
(Share amounts in thousands)                       Shares         Option Price
--------------------------------------------------------------------------------
Outstanding at
December 31, 1997                                  19,510            $   40.87
        Granted                                     6,945                55.54
        Exercised                                  (2,917)               35.44
        Expired                                      (816)               51.13
--------------------------------------------------------------------------------
Outstanding at
December 31, 1998                                  22,722            $   45.68
        Granted                                     6,986                67.52
        Exercised                                  (4,176)               40.82
        Expired                                      (475)               55.13
--------------------------------------------------------------------------------
Outstanding at
December 31, 1999                                  25,057            $   52.40
        Granted                                    12,565                19.81
        Exercised                                    (253)               18.81
        Expired                                    (3,276)               41.68
--------------------------------------------------------------------------------
Outstanding at
December 31, 2000                                  34,093            $   41.66
================================================================================

The following tables summarize information about stock options outstanding and exercisable at December 31, 2000:

(Share amounts in thousands)                         Options Outstanding
--------------------------------------------------------------------------------
                                         Weighted Average             Weighted
                                Shares        Contractual              Average
Exercise                Outstanding at          Remaining             Exercise
Price Range          December 31, 2000               Life                Price
--------------------------------------------------------------------------------
$14.51 to $29.63                12,643          8.2 years            $   20.27
$31.24 to $49.19                 4,916          4.3 years            $   38.46
$51.06 to $59.44                11,031          5.4 years            $   54.22
$66.91 to $73.97                 5,503          7.9 years            $   68.48
--------------------------------------------------------------------------------
Total                           34,093
================================================================================

(Share amounts in thousands)                         Options Exercisable
--------------------------------------------------------------------------------
                                                                      Weighted
                                                   Shares              Average
Exercise                                   Exercisable at             Exercise
Price Range                             December 31, 2000                Price
--------------------------------------------------------------------------------
$14.51 to $29.63                                    2,641            $   22.03
$31.24 to $49.19                                    4,725            $   38.42
$51.06 to $59.44                                   10,877            $   54.17
$66.91 to $73.97                                    2,807            $   68.49
--------------------------------------------------------------------------------
Total                                              21,050
================================================================================

Shares exercisable at the corresponding weighted average exercise price at December 31, 2000, 1999, and 1998, respectively, were 21.1 million at $48.51,
14.9 million at $45.14, and 14.9 million at $41.58.

     The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock and restricted units. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123). Had compensation expense for the Company's stock option plans been determined based on the fair value at the grant date for awards under these plans, consistent with the methodology prescribed under SFAS No. 123, the Company's net income and earnings per share would have approximated the pro forma amounts indicated below:

(In millions except per share amounts)               2000      1999       1998
--------------------------------------------------------------------------------
Net income--as reported                          $    141   $   404   $    844
Net income--pro forma                                  57       332        800
Basic earnings per share--
        as reported                                  0.42      1.20       2.50
        pro forma                                    0.17      0.98       2.37
Diluted earnings per share--
        as reported                                  0.41      1.19       2.47
        pro forma                                    0.17      0.97       2.34
--------------------------------------------------------------------------------

The weighted average fair value of each stock option granted in 2000, 1999, and 1998 is estimated as $5.91, $22.25, and $10.40, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                      2000      1999      1998
--------------------------------------------------------------------------------
Expected life                                       4 years   4 years   4 years
Assumed annual dividend growth rate                      1%        5%        6%
Expected volatility                                     40%       35%       15%
Assumed annual forfeiture rate                          12%        5%        5%
--------------------------------------------------------------------------------

The risk free interest rate (month-end yields on 4-year treasury strips equivalent zero coupon) ranged from 5.3% to 6.6% in 2000, 4.6% to 6.2% in 1999, and 4.4% to 5.7% in 1998. The decrease in the weighted average fair value of stock options was primarily the result of the significant decline in the price of the Company's stock during 1999. The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts.

Note M: Pension and Other Employee Benefits

The Company has pension and retirement plans covering the majority of its employees, including certain employees in foreign countries. Total pension expense includes foreign pension expense of $7 million in 2000 and $10 million in 1999 and 1998. In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees. Substantially all of the Company's U.S. employees may become eligible for these benefits. The measurement date is October 31 and the information presented below includes the effect of acquisitions and divestitures.

     Plan assets consist primarily of equity securities (including 5,157,000 shares of the Company's Class A and Class B common stock combined, with a fair value of $154 million at December 31, 2000) and fixed income securities (including $25 million of the Company's 7.9% notes due in 2003 and $50 million of the Company's 8.2% notes due in 2006, with a combined fair value of $79 million at December 31, 2000).

Change in Benefit Obligation
--------------------------------------------------------------------------------
                                        Pension Benefits        Other Benefits
--------------------------------------------------------------------------------
(In millions)               December 31: 2000      1999         2000       1999
--------------------------------------------------------------------------------
Benefit obligation at beginning
        of year                     $ 10,629   $ 10,794      $ 1,276    $ 1,426
Service cost                             320        365           20         29
Interest cost                            763        720           92         97
Plan participants' contributions          23         28           --         --
Amendments                                19         --           --          1
Actuarial (gain) loss                   (294)      (381)          19       (157)
Acquisitions                              --         12           --         --
Divestitures                             (28)       (53)          (4)        (3)
Curtailments                             (41)        --           --         --
Benefits paid                           (922)      (856)        (115)      (117)
--------------------------------------------------------------------------------
Benefit obligation at end of year   $ 10,469   $ 10,629     $  1,288   $  1,276
================================================================================

Change in Plan Assets
--------------------------------------------------------------------------------
                                     Pension Benefits            Other Benefits
--------------------------------------------------------------------------------
(In millions)               December 31: 2000      1999        2000        1999
--------------------------------------------------------------------------------
Fair value of plan assets at
        beginning of year            $ 13,522  $ 12,791    $    387    $    318
Actual return on plan assets            1,129     1,477          18          35
Acquisitions                               --        23          --          --
Divestitures                              (30)      (74)         --          --
Company contribution                       99       133         140         136
Plan participants' contributions           23        28          --          15
Benefits paid                            (922)     (856)       (120)       (117)
--------------------------------------------------------------------------------
Fair value of plan assets at
        end of year                  $ 13,821  $ 13,522    $    425    $    387
================================================================================

Funded Status--unrecognized components
--------------------------------------------------------------------------------
                                        Pension Benefits        Other Benefits
--------------------------------------------------------------------------------
(In millions)               December 31: 2000       1999      2000        1999
--------------------------------------------------------------------------------
Funded status                         $ 3,352    $ 2,893   $   (863)   $  (889)
Unrecognized actuarial (gain) loss     (1,811)    (1,630)      (119)      (160)
Unrecognized transition (asset)
        obligation                         (6)       (12)       236        261
Unrecognized prior service cost           159        164         (7)        (8)
--------------------------------------------------------------------------------
Prepaid (accrued) benefit cost        $ 1,694    $ 1,415    $  (753)   $  (796)
================================================================================

Funded Status--recognized in balance sheets
--------------------------------------------------------------------------------
                                         Pension Benefits        Other Benefits
--------------------------------------------------------------------------------
(In millions)                December 31: 2000       1999       2000       1999
--------------------------------------------------------------------------------
Prepaid benefit cost                   $ 2,090    $ 1,815    $    22    $    17
Accrued benefit liability                 (429)      (441)      (775)      (813)
Intangible asset                             7          9         --         --
Accumulated other
        comprehensive income                26         32         --         --
--------------------------------------------------------------------------------
Prepaid (accrued) benefit cost         $ 1,694    $ 1,415    $  (753)   $  (796)
================================================================================

Components of Net Periodic Benefit (Income) Cost
--------------------------------------------------------------------------------
                                                         Pension Benefits
--------------------------------------------------------------------------------
(In millions)                                     2000         1999        1998
--------------------------------------------------------------------------------
Service cost                                   $   320      $   365     $   338
Interest cost                                      763          720         703
Expected return on plan assets                  (1,164)      (1,090)     (1,016)
Amortization of transition asset                    (6)          (6)         (7)
Amortization of prior service cost                  18           18          19
Recognized net actuarial gain                      (81)         (28)        (30)
(Gain) loss due to curtailment/settlements         (36)           6          --
--------------------------------------------------------------------------------
Net periodic benefit (income) cost             $  (186)     $   (15)    $     7
================================================================================

The net periodic benefit (income) cost includes income from discontinued operations, including curtailment, of $53 million, $14 million, and $8 million in 2000, 1999, and 1998, respectively.

Components of Net Periodic Benefit Cost
--------------------------------------------------------------------------------
                                                         Other Benefits
--------------------------------------------------------------------------------
(In millions)                                     2000         1999        1998
--------------------------------------------------------------------------------
Service cost                                   $    20      $    29     $    30
Interest cost                                       92           97          98
Expected return on plan assets                     (31)         (27)        (25)
Amortization of transition obligation               25           25          25
Amortization of prior service cost                  (1)          (1)         (2)
Recognized net actuarial gain                       (7)          (1)         (1)
(Gain) loss due to curtailment/settlements          --           (1)          1
--------------------------------------------------------------------------------
Net periodic benefit cost                      $    98      $   121     $   126
================================================================================

Weighted Average Assumptions
--------------------------------------------------------------------------------
                                       Pension Benefits        Other Benefits
--------------------------------------------------------------------------------
                               December 31: 2000   1999       2000       1999
--------------------------------------------------------------------------------
Discount rate                              7.75%   7.50 %     7.75%      7.50%
Expected return on plan assets             9.50%   9.375%     8.50%      8.50%
Rate of compensation increase              4.50%   4.50 %     4.50%      4.50%
Health care trend rate in the next year                       8.25%      9.00%
Gradually declining to a trend rate of                        5.0 %      5.0 %
In the years beyond                                           2006       2006
--------------------------------------------------------------------------------

The effect of a one percent increase or decrease in the assumed health care trend rate for each future year for the aggregate of service and interest cost is $8 million and $(7) million, respectively, and for the accumulated postretirement benefit obligation is $80 million and $(69) million, respectively.

     The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $385 million, $363 million, and $72 million, respectively, at December 31, 2000, and $405 million, $384 million, and $49 million, respectively, at December 31, 1999.

     Under the terms of various savings and investment plans (defined contribution plans), covered employees are allowed to contribute up to a specific percentage of their pay, generally limited to $30,000 per year. The Company matches the employee's contribution, up to a maximum of generally between three and four percent of the employee's pay. Total expense for defined contribution plans was $176 million, $179 million, and $112 million in 2000, 1999, and 1998, respectively. The increase in 1999 was due to a plan change that increased the Company match.

     The Company also makes an annual contribution to the Company stock fund of the various savings and investment plans of approximately one-half of one percent of salaries and wages, limited to $170,000 in 2000 and 1999 and $160,000 in 1998, of most U.S. salaried and hourly employees. Total expense for this contribution was $26 million, $23 million, and $16 million and the number of shares allocated to participant accounts was 1,455,000, 271,000, and 241,000 in 2000, 1999, and 1998, respectively. The increase in the number of shares contributed in 2000 was primarily the result of the significant decline in the price of the Company's stock during 1999.

Note N: Business Segment Reporting

Reportable segments have been determined based upon product lines and include the following: Electronic Systems; Command, Control, Communication and Information Systems; Technical Services; Aircraft Integration Systems; Commercial Electronics; and Aircraft.

     Segment net sales and operating income include intersegment sales and profit recorded at cost plus a specified fee, which may differ from what the selling entity would be able to obtain on external sales. Corporate and Eliminations includes Company-wide accruals and over/under applied overhead that have not been attributed to a particular segment and intersegment sales and profit eliminations. Following is a brief description of each segment:

 .    Electronic Systems includes Missile Systems; Air Combat and Strike Systems;
     Tactical Systems; Air/Missile Defense Systems; Naval & Maritime Integrated Systems; and Surveillance & Reconnaissance Systems.

 .    Command, Control, Communication and Information Systems includes Command,
     Control, and Communication Systems; Imagery and Geospatial Systems; and Strategic Systems.

 .    Technical Services includes Scientific and Technical Services; Depot
     Services; Installation Support Services; and Integrated Logistics.

 .    Aircraft Integration Systems includes Tactical Reconnaissance;
     Airlift/Avionics Programs; Government and Commercial Programs; Air-Ground Surveillance; Aircraft Early Warning and Control; and Joint Operations Group.

 .    Commercial Electronics includes ELCAN Optical Technologies; RF Components;
     Crosspan(TM) Network Access Technologies; Raytheon Commercial Infrared; Raytheon Marine Company High Seas; and Raytheon Professional Services.

 .    Aircraft includes Business Jets and Turboprops; Regional Airliners;
     Piston-Powered Aircraft; Special Mission Aircraft; Fractional Aircraft Ownership; Service and Support; and Aircraft Charter and Management.

Segment financial results were as follows:

Net Sales
--------------------------------------------------------------------------------
(In millions)                                  2000        1999           1998
--------------------------------------------------------------------------------
Electronic Systems                         $  7,584    $  8,001       $  8,294
Command, Control, Communication
     and Information Systems                  3,419       3,767/(1)/     3,741
Technical Services                            1,810       1,885          1,771
Aircraft Integration Systems                  1,220       1,094          1,197
Commercial Electronics                          666         749            866
Aircraft                                      3,220       2,709          2,543
Corporate and Eliminations                   (1,024)     (1,004)        (1,048)
--------------------------------------------------------------------------------
Total                                      $ 16,895    $ 17,201       $ 17,364
================================================================================

(1)  Includes a special charge of $15 million.

Operating Income
--------------------------------------------------------------------------------
(In millions)                                2000       1999           1998
--------------------------------------------------------------------------------
Electronic Systems                        $ 1,039    $ 1,156/(2)/   $ 1,448
Command, Control, Communication
     and Information Systems                  358        374/(3)/       386
Technical Services                            124        122/(4)/       160
Aircraft Integration Systems                   48        (61)/(5)/      203
Commercial Electronics                         (4)       (30)/(6)/     (157)
Aircraft                                      164        163            227/(7)/
Corporate and Eliminations                   (104)      (132)            (8)
--------------------------------------------------------------------------------
Total                                     $ 1,625    $ 1,592        $ 2,259
================================================================================

(2) Includes restructuring charges offset by favorable adjustments to restructuring-related reserves of $41 million, net.

(3) Includes restructuring and special charges offset by favorable adjustments to restructuring-related reserves of $28 million, net.

(4)  Includes restructuring charges of $7 million.

(5)  Includes restructuring charges of $11 million.

(6)  Includes restructuring and special charges of $44 million.

(7)  Includes special charges of $167 million.

Operating Cash Flow
--------------------------------------------------------------------------------
(In millions)                                 2000         1999         1998
--------------------------------------------------------------------------------
Electronic Systems                            $ 611        $ (77)       $ 108
Command, Control, Communication
     and Information Systems                    204          202          163
Technical Services                               21            9            2
Aircraft Integration Systems                    120         (138)          36
Commercial Electronics                           63          (27)          32
Aircraft                                       (372)        (155)         127
Corporate                                       (18)        (434)        (189)
--------------------------------------------------------------------------------
Total                                         $ 629        $(620)       $ 279
================================================================================

Operating cash flow, as defined by the Company to evaluate cash flow performance by the segments, includes capital expenditures.

Capital Expenditures
--------------------------------------------------------------------------------
(In millions)                                 2000         1999         1998
--------------------------------------------------------------------------------
Electronic Systems                            $197         $287         $199
Command, Control, Communication
        and Information Systems                 70           77           74
Technical Services                               5            7           15
Aircraft Integration Systems                    10           17           12
Commercial Electronics                          33           19           18
Aircraft                                       116          117          150
--------------------------------------------------------------------------------
Total                                         $431         $524         $468
--------------------------------------------------------------------------------

Depreciation and Amortization
--------------------------------------------------------------------------------
(In millions)                                2000         1999          1998
--------------------------------------------------------------------------------
Electronic Systems                           $328      $   333       $   374
Command, Control, Communication
        and Information Systems               160          173           163
Technical Services                             35           37            38
Aircraft Integration Systems                   52           57            46
Commercial Electronics                         29           20            36
Aircraft                                       90           79            77
--------------------------------------------------------------------------------
Total                                        $694      $   699       $   734
--------------------------------------------------------------------------------

Identifiable Assets at December 31:
--------------------------------------------------------------------------------
(In millions)                                             2000          1999
--------------------------------------------------------------------------------
Electronic Systems                                     $11,356       $11,596
Command, Control, Communication
        and Information Systems                          5,117         5,368
Technical Services                                       1,611         1,584
Aircraft Integration Systems                             1,712         1,852
Commercial Electronics                                     780           838
Aircraft                                                 3,297         3,264
Corporate                                                2,890         2,214
--------------------------------------------------------------------------------
Total                                                  $26,763       $26,716
--------------------------------------------------------------------------------

Intersegment sales in 2000, 1999, and 1998, respectively, were $205 million, $194 million, and $496 million for Electronic Systems, $122 million, $189 million, and $209 million for Command, Control, Communication and Information Systems, $496 million, $505 million, and $250 million for Technical Services, $32 million, $22 million, and $17 million for Aircraft Integration Systems, $110 million, $81 million, and $64 million for Commercial Electronics, and $59 million, $13 million, and $12 million for Aircraft.

The following tables summarize information related to restructuring and exit costs and activities by segment:

Restructuring and Exit Costs
--------------------------------------------------------------------------------
                                            Charges        Costs         Ending
(In millions)                               Accrued      Incurred       Balance
--------------------------------------------------------------------------------
Electronic Systems                          $   570       $   524       $    46
Command, Control, Communication
        and Information Systems                 129           114            15
Technical Services                               43            37             6
Aircraft Integration Systems                     12            12            --
Commercial Electronics                           12             7             5
Corporate                                        44            38             6
--------------------------------------------------------------------------------
Total                                       $   810       $   732       $    78
--------------------------------------------------------------------------------

Restructuring and Exit Activities
--------------------------------------------------------------------------------
                                                  Number of        Square Feet
                                                   Employee             Exited
                                               Terminations        (thousands)
--------------------------------------------------------------------------------
Electronic Systems                                    7,300              8,800
Command, Control, Communication
        and Information Systems                       2,600              2,300
Technical Services                                    1,900              1,200
Aircraft Integration Systems                            400                 --
Commercial Electronics                                  200                 --
Corporate                                               100                 --
--------------------------------------------------------------------------------
Total                                                12,500             12,300
--------------------------------------------------------------------------------

The following table summarizes information related to operations by geographic areas:

Operations by Geographic Areas
--------------------------------------------------------------------------------
                                          Outside United States
(In millions)              United States   (Principally Europe)    Consolidated
--------------------------------------------------------------------------------
Sales
--------------------------------------------------------------------------------
2000                             $13,847                $ 3,048         $16,895
1999                              14,046                  3,155          17,201
1998                              14,903                  2,461          17,364
Long-lived assets at
--------------------------------------------------------------------------------
December 31, 2000                $18,558               $   206         $18,764
December 31, 1999                 18,497                   190          18,687
--------------------------------------------------------------------------------

The country of origin was used to attribute sales to either United States or Outside United States. Sales to major customers in 2000, 1999, and 1998, were:
U.S. government, including foreign military sales, $11,116 million, $11,685 million, and $12,569 million, respectively, and U.S. Department of Defense, $9,601 million, $9,561 million, and $10,608 million, respectively.

Note O: Quarterly Operating Results (unaudited)

(In millions except per share amounts and stock prices)
-------------------------------------------------------------------------------
2000                             First    Second        Third       Fourth
-------------------------------------------------------------------------------
Net sales                      $ 4,231  $  4,124      $ 4,160       $ 4,380
Gross margin                       750       835          843           937
Income from continuing
      operations                    80        95          133           190
Net income (loss)                 (181)       49          105           168
Earnings per share from
      continuing operations
        Basic                     0.24      0.28         0.39          0.56
        Diluted                   0.24      0.28         0.39          0.55
Earnings (loss) per share
        Basic                    (0.54)     0.14         0.31          0.50
        Diluted                  (0.54)     0.14         0.31          0.49
Cash dividends per share
        Declared                  0.20      0.20         0.20          0.20
        Paid                      0.20      0.20         0.20          0.20
Common stock prices
        Class A--High            27.63     25.25        28.13         33.25
        Class A--Low             17.88     18.50        19.25         25.00
        Class B--High            28.50     25.19        29.56         35.81
        Class B--Low             17.50     18.06        19.50         26.63
-------------------------------------------------------------------------------

1999                             First     Second        Third        Fourth
-------------------------------------------------------------------------------
Net sales                      $ 4,336  $  4,565      $ 4,122       $ 4,178
Gross margin                       995     1,125          545           852
Income (loss) from continuing
      operations                   240       277/(1)/     (89)/(2)/      74/(3)/
Net income (loss)                  205       290/(1)/    (163)/(2)/      72/(3)/
Earnings (loss) per share from
      continuing operations
        Basic                     0.71      0.82/(1)/   (0.26)/(2)/    0.22/(3)/
        Diluted                   0.71      0.81/(1)/   (0.26)/(2)/    0.22/(3)/
Earnings (loss) per share
        Basic                     0.61      0.86/(1)/   (0.48)/(2)/    0.21/(3)/
        Diluted                   0.60      0.84/(1)/   (0.48)/(2)/    0.21/(3)/
Cash dividends per share
        Declared                  0.20      0.20         0.20          0.20
        Paid                      0.20      0.20         0.20          0.20
Common stock prices

        Class A--High            58.13     72.88        75.38         48.38
        Class A--Low             50.75     57.38        43.75         21.25
        Class B--High            58.88     74.63        76.56         49.88
        Class B--Low             51.25     57.75        44.50         22.19
-------------------------------------------------------------------------------

(1) Includes net gain on sales of operating units and securities received as partial payment for previously divested businesses of $5 million after-tax, or $0.01 per share.

(2) Includes charges of $115 million after-tax, restructuring and special charges of $137 million after-tax, and net gain on sales of operating units and securities received as partial payment for previously divested businesses of $8 million after-tax. The impact of these items combined was a net charge of $244 million after-tax, or $0.72 per share.

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

Note P: Financial Instruments

The Company enters into interest rate swap agreements, treasury rate locks, and foreign currency forward contracts to minimize or eliminate risks associated with interest rate changes or foreign currency exchange rate fluctuations. All of these financial instruments relate to specific transactions and particular assets, liabilities, or firm commitments. These instruments are executed with credit-worthy institutions and the majority of the foreign currencies are denominated in currencies of major industrial countries.

The following table summarizes major currencies and the approximate contract amounts associated with foreign exchange contracts at December 31:

                            2000                  1999
----------------------------------------------------------
(In millions)           Buy       Sell       Buy      Sell
----------------------------------------------------------
British Pounds         $204       $  1       $228     $  7
Swiss Francs             --         29          2       43
European Euros           19          3         24       --
German Marks              6         --         11       --
Netherlands Guilders     --         --          7       21
All other                 8          3         15       10
----------------------------------------------------------
Total                  $237       $ 36       $287     $ 81
==========================================================

Buy amounts represent the U.S. dollar equivalent of commitments to purchase foreign currencies and sell amounts represent the U.S. dollar equivalent of commitments to sell foreign currencies. Foreign exchange contracts that do not involve U.S. dollars have been converted to U.S. dollars for disclosure purposes. At December 31, 2000, the Company also had foreign exchange contracts related to RE&C to buy $17 million Philippine Pesos and sell $2 million European Euros which mature during 2001.

     Interest rate swap agreements were $83 million and $381 million at December 31, 2000 and 1999, respectively. The agreement outstanding at December 31, 2000 matures in 2004. Under this agreement, the Company pays the counterparty interest at a weighted average fixed rate of 6.2%, and the counterparty pays the Company at a variable rate equal to one-month LIBOR, which was 6.8% at December 31, 2000.

     Foreign currency forward contracts, used primarily to minimize fluctuations in the values of foreign currency payments and receipts, have maturities at various dates through August 2005 as follows: $217 million in 2001, $38 million in 2002, and $18 million thereafter. Estimated fair values for the interest rate swap agreement and foreign currency forward contracts, which were calculated using the present value of the current net settlement amount, were not material at December 31, 2000.

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

     The Company plans to eliminate its dual class capital structure and reclassify its Class A and Class B common stock into a single new class of common stock.

     The Company also plans to effect a 20-for-1 reverse-forward stock split that will result in holders of fewer than 20 shares of common stock being cashed out of their holdings. The reverse-forward stock split will be accomplished immediately prior to the elimination of the Company's dual class capital structure in a two step transaction. In the first step, the reverse stock split, each share of Class A or Class B common stock will become 1/20th of a share of the same class. Stockholders with fewer than 20 shares of either class before the reverse split will be left with less than a whole share of that class and will receive a cash payment equal to the fair value of their fractional interest.

     Immediately following the reverse split, the Company will effect a 20-for-1 forward stock split. The forward stock split will restore stockholders with 20 or more shares of either class to their original position. The Company believes that this action will significantly reduce expenses for stockholder record keeping and mailings.

     The proposed elimination of the dual class capital structure and reverse-forward stock split have been approved by the Board of Directors and are subject to approval by a majority vote of the outstanding Class A and Class B shares, with each class voting separately, at the Company's 2001 annual meeting.

     In 1995, the Board of Directors authorized the repurchase of up to 12 million shares of the Company's common stock when warranted by market conditions. In 1998, the Board of Directors ratified and reauthorized the repurchase of 2.5 million shares that remained under the original authorization. There have been 11.8 million shares repurchased under these authorizations through December 31, 2000. There were no shares repurchased under this program during 2000. There were 0.7 million and 1.7 million shares repurchased under this program during 1999 and 1998, respectively. In 1999, the Board of Directors authorized the repurchase of up to an additional 6 million shares of the Company's common stock over the next three years. There have been no shares repurchased under this program.

     In 1998, the Board of Directors authorized the repurchase of up to 5 million shares of the Company's common stock per year to counter the dilution due to the exercise of stock options. There were no shares repurchased under this program during 2000. There were 1.9 million and 2.9 million shares repurchased under this program during 1999 and 1998, respectively, to partially offset 4.2 million and 2.9 million shares issued due to the exercise of stock options during 1999 and 1998, respectively.

The changes in shares of Class A and Class B common stock outstanding during 2000 are as follows:

(In thousands)                                       Class A     Class B
-------------------------------------------------------------------------
Balance at December 31, 1997                          102,630     235,935
Common stock plan activity                               (288)      3,249
Treasury stock activity                                  (839)     (3,889)
-------------------------------------------------------------------------
Balance at December 31, 1998                          101,503     235,295
Common stock plan activity                                 --       4,613
Treasury stock activity                                  (698)     (1,953)
-------------------------------------------------------------------------
Balance at December 31, 1999                          100,805     237,955
Common stock plan activity                                 --       1,337
Treasury stock activity                                    --         523
-------------------------------------------------------------------------
Balance at December 31, 2000                          100,805     239,815
=========================================================================

The Company issued 547,000 shares out of treasury during 2000 to fund a portion of the Company's match of employee contribution to the Company's savings and investment plans.

Basic earnings per share (EPS) excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Class A and Class B common stock have been aggregated in the computation of weighted average shares outstanding for basic and diluted EPS, which follows:

(In thousands)                             2000         1999          1998
---------------------------------------------------------------------------
Average common shares
        outstanding for basic EPS         338,407      337,351      337,882
---------------------------------------------------------------------------
Dilutive effect of stock options
        and restricted stock                2,711        3,433        3,979
---------------------------------------------------------------------------
Shares for diluted EPS                    341,118      340,784      341,861
===========================================================================

Stock options to purchase 22.3 million, 12.5 million, and 6.7 million shares of common stock outstanding at December 31, 2000, 1999, and 1998, respectively, were not included in the computation of weighted average shares outstanding for diluted EPS because the stock options' exercise price was greater than the average market price of the Company's common stock during the year.

Note R: Subsequent Events

In January 2001, the Company sold its recreational marine business for $108 million.

Company Responsibility for Financial Statements
--------------------------------------------------------------------------------

The financial statements and related information contained in this Annual Report have been prepared by and are the responsibility of the Company's management. The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and reflect judgments and estimates as to the expected effects of transactions and events currently being reported. The Company's management is responsible for the integrity and objectivity of the financial statements and other financial information included in this Annual Report. To meet this responsibility, the Company maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are properly executed and recorded. The system includes policies and procedures, internal audits, and Company officers' reviews.

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

/s/ Franklyn A. Caine           /s/ Daniel P. Burnham

Senior Vice President and       Chairman and
Chief Financial Officer         Chief Executive Officer


Report of Independent Accountants
--------------------------------------------------------------------------------

To the Board of Directors and Stockholders of Raytheon Company

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Raytheon Company and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note A to the financial statements, the Company adopted the American Institute of Certified Public Accountants Statement of Position 98-5, Reporting on the Costs of Start-Up Activities, in 1999.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
January 25, 2001, except for the information in the second paragraph of Note B as to which the date is March 2, 2001